UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 10-K

**ANNUAL REPORT
PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-06462

TERADYNE, INC.

(Exact Name of Registrant as Specified in Its Charter)

MASSACHUSETTS **(State or Other Jurisdiction of Incorporation or Organization)**	**04-2272148** **(I.R.S. Employer Identification Number)**
600 RIVERPARK DRIVE **NORTH READING, MASSACHUSETTS** **(Address of Principal Executive Offices)**	**01864** **(Zip Code)**

Registrant's telephone number, including area code: (978) 370-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.125 per share	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the proceeding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405) is not contained herein, and will not be contained to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or in any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 29, 2012 was approximately $2.3 billion based upon the closing price of the registrant's Common Stock on the New York Stock Exchange on that date.

The number of shares outstanding of the registrant's only class of Common Stock as of February 22, 2013 was 190,315,020 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement in connection with its 2013 annual meeting of shareholders are incorporated by reference into Part III.

TERADYNE, INC.
FORM 10-K
PART I

Item 1: *Business*

Teradyne, Inc. (the "Company" or "Teradyne") was founded in 1960 and is a leading global supplier of automatic test equipment.

We design, develop, manufacture and sell automatic test systems and solutions used to test semiconductors, wireless products, hard disk drives and circuit boards in the consumer electronics, wireless, automotive, industrial, computing, communications and aerospace and defense industries. Our automatic test equipment products and services include:

- semiconductor test ("Semiconductor Test") systems;
- wireless test ("Wireless Test") systems; and
- military/aerospace ("Mil/Aero") test instrumentation and systems, storage test ("Storage Test") systems, and circuit-board test and inspection ("Commercial Board Test") systems (collectively these products represent "Systems Test Group").

We have a broad customer base which includes integrated device manufacturers ("IDMs"), outsourced semiconductor assembly and test providers ("OSATs"), wafer foundries, fabless companies that design, but contract with others for the manufacture of integrated circuits ("ICs"), developers of wireless devices and consumer electronics, manufacturers of circuit boards, automotive suppliers, wireless product manufacturers, storage device manufacturers, aerospace and military contractors.

In 2011, we acquired LitePoint Corporation ("LitePoint") to expand our product portfolio of test equipment in the wireless test sector. LitePoint designs, develops, and supports advanced wireless test solutions for the development and manufacturing of wireless devices, including smart phones, tablets, notebooks, laptops, personal computer peripherals, and other Wi-Fi and cellular enabled devices. LitePoint is our Wireless Test segment.

In 2009, we entered the High Speed dynamic random access memory ("DRAM") testing market with our UltraFlex-M product. High speed DRAM memory devices are used for data storage and high-end graphics applications in personal computer and gaming consoles.

In 2009, we also entered the market for hard disk drive test systems with our Neptune product. The Neptune product line currently is used to test 2.5 inch hard disk drives for laptops, notebooks and consumer electronic storage devices. In 2013, we intend to enter the test market for 3.5 inch hard disk drives which are used in cloud computing and other applications.

In 2008, we acquired Nextest Systems Corporation ("Nextest") and Eagle Test Systems, Inc. ("Eagle Test") to expand our product portfolio of automatic test equipment for the semiconductor industry. Nextest develops systems to test integrated circuits such as microcontrollers, image sensors, smart cards and field programmable logic devices for the flash memory, flash card and flash memory based system-on-a-chip ("SOC") markets. Eagle Test develops systems to test analog, mixed-signal and radio frequency semiconductors used in digital cameras, MP3 players, cellular telephones, video/multimedia products, automotive electronics and notebook and desktop computers. Nextest and Eagle Test are included within our Semiconductor Test segment.

Investor Information

We are a Massachusetts corporation incorporated on September 23, 1960. We are subject to the informational requirements of the Securities Exchange Act of 1934 ("Exchange Act"). We file periodic reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file documents electronically.

You can access financial and other information, including the charters of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, our Corporate Governance Guidelines and Code of Conduct, by clicking the Investors link on our web site at www.teradyne.com. We make available, free of charge, copies of our filings with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act through our web site as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC.

Products

Semiconductor Test

We design, manufacture, sell and support Semiconductor Test products and services on a worldwide basis. The test systems we provide are used both for wafer level and device package testing. These chips are used in automotive, industrial, communications, consumer, computer and electronic game applications, among others. Semiconductor devices span a broad range of functionality, from very simple low-cost devices such as appliance microcontrollers, operational amplifiers or voltage regulators to complex digital signal processors, microprocessors, high-density as well as high speed memory devices. Semiconductor Test products and services are sold to IDMs that integrate the fabrication of silicon wafers into their business, “Fabless” companies that outsource the manufacturing of silicon wafers, “Foundries” that cater to the processing and manufacturing of silicon wafers, and OSATs that provide test and assembly services for the final packaged devices to both Fabless companies and IDMs. Fabless companies perform the design of integrated circuits without manufacturing capabilities, and use Foundries for wafer manufacturing and OSATs for test and assembly. These customers obtain the overall benefit of comprehensively testing devices and reducing the total costs associated with testing by using our Semiconductor Test systems to:

- improve and control product quality;
- measure and improve product performance;
- reduce time to market; and
- increase production yields.

Our FLEX Test Platform architecture advances our core technologies to produce test equipment that is designed for high efficiency multi-site testing. Multi-site testing involves the simultaneous testing of many devices and functions in parallel. Leading semiconductor manufacturers are using multi-site testing to significantly improve their “Cost of Test” economics. The FLEX Test Platform architecture addresses customer requirements through the following key capabilities:

1) A high efficiency multi-site architecture that eliminates tester overhead such as instrument setup, synchronization and data movement, and signal processing;

2) The IG-XL™ software operating system which provides fast program development, including instant conversion from single to multi-site test; and

3) Broad technology coverage by instruments designed to cover the range of test parameters, coupled with a universal slot test head design that allows easy test system reconfiguration to address changing test needs.

FLEX Test Platform purchases are being made by IDMs, OSATs, Foundries and Fabless customers. The FLEX Test Platform has become a widely used test solution at OSATs and test houses by providing versatile testers that can handle the widest range of devices, allowing OSATs to leverage their capital investments. The broad consumer, automotive and broadband markets have historically driven most of the device volume growth in the semiconductor industry. These markets include smart phones, cell phones, tablets, set top boxes, HDTVs, game controllers, computer graphics, and automotive controllers to name a few. These end use markets continue to be drivers for the FLEX Test Platform family of products because they require a wide range of technologies and instrument coverage. The FLEX Test Platform has an installed base of more than 3,500 systems to date and it continues to grow. The introduction of the UltraFLEX-M tester in 2009 extended the FLEX Test Platform into the High Speed DRAM testing market.

Our J750™ test system shares the IG-XL software environment with the family of FLEX Test Platform systems. The J750 is designed to address the highest volume semiconductor devices such as microcontrollers that are central to the functionality of almost every consumer electronics product, from small appliances to automotive engine controllers. J750 test systems combine compact packaging, high throughput and ease of production test. We extended the J750 platform technology to create the IP750 Image Sensor™ test system. The IP750 is focused on testing image sensor devices used in digital cameras and other imaging products. We continue to invest in the J750 platform with new instrument releases that bring new capabilities to existing market segments and expand the J750 platform to new devices that include high end microcontrollers and the latest generation of cameras. The J750 platform has an installed base of over 3,900 systems and it continues to grow.

Our acquisition of Nextest in January of 2008 expanded our product offerings to include the Magnum test platform. The Magnum products address the requirements of mass production test of memory devices such as flash memory and DRAM. Flash and DRAM memory are widely used core building blocks in modern electronic products finding wide application in consumer, industrial, and computing equipment. Magnum II is the newest member of the family. With test rates up to 800 megabits per second and a versatile architecture designed for maximal throughput, Magnum II tests flash and DRAM devices, an important advantage for large memory producers that manufacture both types of memory. The Magnum platform has an installed base of over 1,300 systems and it continues to grow.

Our acquisition of Eagle Test in November of 2008 expanded our product offerings to include the ETS platform. The ETS platform is used by semiconductor manufacturers and assembly and test subcontractors, primarily in the low pin count analog/mixed signal discrete markets that cover more cost sensitive applications. Eagle Test's proprietary SmartPin™ technology enables multiple semiconductor devices to be tested simultaneously, or in parallel, on an individual test system, permitting greater test throughput. Semiconductors tested by Eagle Test's systems are incorporated into a wide range of products in historically high-growth markets, including digital cameras, MP3 players, cell phones, video/multimedia products, automotive electronics, computer peripherals, and notebook and desktop computers. The ETS platform has an installed base of over 2,900 systems and it continues to grow.

Wireless Test

Our acquisition of LitePoint in October of 2011 expanded our product offerings in the wireless test industry. LitePoint designs, develops, and supports advanced wireless test solutions for the development and manufacturing of wireless devices, including smart phones, tablets, notebooks/laptops, personal computer peripherals, and other Wi-Fi and cellular enabled devices. LitePoint collaborates with developers, component manufacturers, and industry leaders to create agile systems capable of analyzing the entire wireless landscape. Using easy-to-deploy, innovative test methodologies running on software-controlled module design, LitePoint's IQ product line is designed for high-volume, low-cost product test. LitePoint's products fall into two categories: cellular and connectivity.

Cellular

The LitePoint IQxstream™ is an optimized solution for high-speed testing of GSM, EDGE, W-CDMA, HSPA+, cdma2000, and LTE technologies—used for calibration and verification of smartphones, tablets, and embedded cellular modules. As the industry's fist "multi-DUT" test solution, it greatly increases production output through the implementation of parallel test methods of multiple devices. IQxstream is complemented by LitePoint's IQvector™ solution, a turnkey production-optimized testing package that supports the leading cellular chipset solutions, and allows manufacturers to ramp volume production in a matter of weeks, rather than months.

Connectivity

LitePoint offers a comprehensive range of hardware and software solutions for connectivity testing. The IQxel™, IQxel80, and new IQxel160 enable testing of the latest Wi-Fi standard—802.11ac—taking wireless data rates beyond the gigabit per second barrier. The IQxel supports multiple bandwidths and channel configurations, MIMO antenna arrangements, Bluetooth™ 1.0-4.0, as well as legacy 802.11 a/b/g/n/p modes. It is targeted at manufacturers of networking equipment, Internet access devices, and embedded modules used in smartphones, tablets, and PCs. The LitePoint IQ2015™ is a one-box solution for multi-connectivity needs, including Wi-Fi (a/b/g/n), Bluetooth™ (1.0-4.0), GPS/GLONASS, FM, WiMAX and ZigBee. It is a preferred choice by manufacturers of smartphones and tablets. LitePoint continues to deliver and support its legacy products, including IQflex™, IQnxn™, IQ2010™, IQnav™, and IQview™.

LitePoint IQfactPlus™ is a turnkey, chipset specific solution, enabling rapid volume manufacturing with a minimum of engineering effort. IQfact solution can be customized for a specific end product and then deployed on LitePoint test equipment.

Systems Test Group

Our Systems Test Group segment is comprised of three business units: Mil/Aero, Storage Test and Commercial Board Test.

Mil/Aero

We are a leading provider of high-performance test systems, subsystems, instruments, software solutions and service for the defense and aerospace markets. Our solutions are used to ensure the readiness of military and commercial aerospace electronics systems. New programs, such as tactical aircraft and missile systems, as well as upgrade programs, continue to fuel the demand for high performance test systems in this market. Our solutions are well-suited to the demands of defense/aerospace electronics manufacturers and repair depots worldwide. Our leadership in this market is underscored by our success with major Department of Defense programs across all U.S. military service branches and many allied defense services worldwide.

Storage Test

The Storage Test business unit addresses the high throughput, automated manufacturing test requirement of hard disk drive (HDD) manufacturers. Our products address the 2.5 inch HDD market that is driven by the needs of laptop, ultrabook, and enterprise storage products. We are a leading supplier of test equipment to this market as illustrated by our success at each of the HDD manufacturers. Our Neptune tester is a leader in addressing customer requirements related to factory density, thermal performance and vibration isolation. In 2013, we intend to enter the test market for 3.5 inch hard disk drives which are used in cloud computing and other applications.

Commercial Board Test

Our test and inspection systems are used by electronics manufacturers worldwide. Our products verify that printed circuit boards are assembled correctly and operational. Fast, accurate and cost-effective test capabilities are hallmark features of our In-Circuit-Test (ICT) systems, including the TestStation™ and Spectrum™ product families. We offer a full range of ICT equipment, including handler-ready, in-line test systems for high volume automated board manufacturing, standalone offline systems and combined ICT/functional test solutions.

Discontinued Operations

On March 21, 2011, our Diagnostic Solutions business unit was sold to SPX Corporation for $40.2 million in cash. This business provided electronic test and diagnostic systems to the automotive OEMs and their major subcontractors. This business unit was in our Systems Test Group segment. Diagnostic Solutions has been reflected as discontinued operations in the accompanying financial statements.

Summary of Net Revenues by Reportable Segment

Our three reportable segments accounted for the following percentages of consolidated net revenues for each of the last three years:

	2012	2011	2010
Semiconductor Test	68%	77%	90%
Wireless Test	17	2	—
Systems Test Group	15	21	10
	100%	100%	100%

Sales and Distribution

In 2012, revenues from Apple Inc. accounted for 10% of our consolidated net revenues. Apple Inc. is a customer of our Wireless Test segment. In 2011 and 2010, no single customer accounted for 10% or more of our consolidated net revenues. In each of the years 2012, 2011 and 2010, our three largest customers in aggregate accounted for 29%, 19% and 21% of our consolidated net revenues, respectively.

Direct sales to United States government agencies accounted for 2%, 2% and 1% of our consolidated net revenues in 2012, 2011 and 2010, respectively. Approximately 15%, 8% and 8% of Systems Test Group's revenues in 2012, 2011 and 2010, respectively, were to United States government agencies and 20%, 17% and 35% of Systems Test Group's revenues in 2012, 2011 and 2010, respectively, were to government contractor customers.

We have sales and service offices located throughout North America, Asia and Europe, as our customers outside the United States are located primarily in these geographic areas. We sell in these areas predominantly through a direct sales force. Our manufacturing activities are primarily conducted through subcontractors and outsourced contract manufacturers with a significant operation concentrated in China.

Sales to customers outside the United States were 86%, 84% and 85% of our consolidated net revenues in 2012, 2011 and 2010, respectively. Sales are attributed to geographic areas based on the location of the customer site.

Sales to customers outside of the United States that accounted for 10% or more of our consolidated net revenues in any of the previous three years were as follows:

	2012	2011	2010
China	21%	13%	9%
Taiwan	18	12	18
Korea	14	10	8
Japan	6	10	5
Philippines	6	9	12
Malaysia	4	10	13

See also "Item 1A: Risk Factors" and Note S: "Operating Segment, Geographic and Significant Customer Information" in Notes to Consolidated Financial Statements.

Competition

We face significant competition throughout the world in each of our reportable segments. Competitors in the Semiconductor Test segment include, among others, Advantest Corporation and LTX–Credence Corporation. Competitors in the Systems Test Group include, among others, Agilent Technologies, Inc. and Xyratex Ltd. Competitors in our Wireless Test segment include, among others, Agilent Technologies, Inc., Aeroflex, Inc., Anritsu Company, National Instruments Corporation and Rohde & Schwarz GmbH & Co. KG.

Some of our competitors have substantially greater financial and other resources to pursue engineering, manufacturing, marketing and distribution of their products. In particular, our largest competitor in the Semiconductor Test segment spends considerably more than us on research and development which may provide it with a competitive advantage. We also face competition from emerging Asian equipment companies and from internal suppliers at several of our customers. Some of our competitors have introduced or announced new products with certain performance characteristics which may be considered equal or superior to those we currently offer. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that provide improved cost of ownership and performance characteristics. See also "Item 1A: Risk Factors."

Backlog

At December 31, 2012 and 2011, our backlog of unfilled orders in our three reportable segments was as follows:

	2012	2011
	(in millions)	
Semiconductor Test	$204.2	$274.8
Wireless Test	29.8	4.4
Systems Test Group	120.0	175.3
	$354.0	$454.5

Of the backlog at December 31, 2012, approximately 98% of the Semiconductor Test backlog, 85% of Systems Test Group backlog, and 48% of Wireless Test backlog, is expected to be delivered in 2013.

Customers may delay delivery of products or cancel orders suddenly and without significant notice, subject to possible cancellation penalties. Due to possible customer changes in delivery schedules and cancellation of orders, our backlog at any particular date is not necessarily indicative of the actual sales for any succeeding period. Delays in delivery schedules or cancellations of backlog during any particular period could have a material adverse effect on our business, financial condition or results of operations.

Raw Materials

Our products contain electronic and mechanical components that are provided by a wide range of suppliers. Some of these components are standard products, while others are manufactured to our specifications. We can experience occasional delays in obtaining timely delivery of certain items. While the majority of our components are available from multiple suppliers, certain items are obtained from sole sources. We may experience a temporary adverse impact if any of our sole source suppliers delay or cease to deliver products.

Intellectual Property and Licenses

The development of our products, both hardware and software, is based in significant part on proprietary information, our brands and technology. We protect our rights in proprietary information, brands and technology through various methods, such as:

- patents;
- copyrights;
- trademarks;
- trade secrets;
- standards of business conduct and related business practices; and
- technology license agreements, software license agreements, non-disclosure agreements, employment agreements, and other agreements.

However, these protections might not be effective in all circumstances. Competitors might independently develop similar technology or exploit our proprietary information and our brands in countries where we lack enforceable intellectual property rights or where enforcement of such rights through the legal system provides an insufficient deterrent. Also, intellectual property protections can lapse or be invalidated through appropriate legal processes. We do not believe that any single piece of intellectual property or proprietary rights is essential to our business.

Employees

As of December 31, 2012, we employed approximately 3,600 people. Since the inception of our business, we have experienced no work stoppages or other labor disturbances. We have no collective bargaining contracts.

Engineering and Development Activities

The highly technical nature of our products requires a large and continuing engineering and development effort. Engineering and development expenditures for the years ended December 31, 2012, 2011 and 2010 were $251.4 million, $197.8 million, and $191.9 million, respectively. These expenditures accounted for approximately 15%, 14%, and 12% of our consolidated net revenues in 2012, 2011, and 2010, respectively.

Environmental Affairs

We are subject to various federal, state, and local government laws and regulations relating to the protection of employee health and safety and the environment. We accrue for all known environmental liabilities when it becomes probable that we will incur cleanup costs and those costs can reasonably be estimated. Estimated environmental costs are not expected to materially affect the financial position or results of our operations in future periods. However, estimates of future costs are subject to change due to protracted cleanup periods and changing environmental remediation laws and regulations.

OUR EXECUTIVE OFFICERS

Pursuant to General Instruction G(3) of Form 10-K, the following table is included in Part I of this Annual Report on Form 10-K in lieu of being included in the Proxy Statement for the Annual Meeting of Shareholders. The table sets forth the names of all of our executive officers and certain other information relating to their positions held with Teradyne and other business experience. Our executive officers do not have a specific term of office but rather serve at the discretion of the Board of Directors.

Executive Officer	Age	Position	Business Experience For The Past 5 Years
Michael A. Bradley	64	Chief Executive Officer	Chief Executive Officer since 2004; President of Teradyne from 2003 to January 2013; President of Semiconductor Test from 2001 to 2003.
Gregory R. Beecher	55	Vice President, Chief Financial Officer and Treasurer	Vice President and Chief Financial Officer of Teradyne since 2001; Treasurer of Teradyne from 2003 to 2005 and since 2006.
Charles J. Gray	51	Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary of Teradyne since April 2009; Vice President and General Counsel of Sonus Networks, Inc. from 2002 to 2008.
Mark E. Jagiela	52	President and President of Semiconductor Test	President of Teradyne since January 2013; President of Semiconductor Test since 2003; Vice President of Teradyne since 2001.
Walter G. Vahey	48	President of Systems Test Group	President of Systems Test Group since July 2012; Vice President of Teradyne since 2008; General Manager of Storage Test since 2008; General Manager of Mil/Aero from 2004 to July 2012.

Item 1A: *Risk Factors*

Risks Associated with Our Business

The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

Our business is impacted by worldwide economic cycles, which are difficult to predict.

Capital equipment providers in the electronics and semiconductor industries, such as Teradyne, have, in the past, been negatively impacted by sudden slowdowns in the global economies, and resulting reductions in customer capital investments. The duration and frequency of slowdowns in customer capital investments are difficult to predict.

The global economy and financial markets experienced disruption in 2009 and 2008, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. We are unable to predict the likely duration, frequency and severity of disruptions in financial markets, credit availability, and adverse economic conditions throughout the world. These economic developments affect businesses such as ours and those of our customers and vendors in a number of ways that could result in unfavorable consequences to us. Disruption or deterioration in economic conditions may reduce customer purchases of our products, thereby reducing our revenues and earnings. In addition, such adverse changes in economic conditions may, among other things, result in increased price competition for our products, increased risk of excess and obsolete inventories, increased risk in the collectability of our accounts receivable, increased risk in potential reserves for doubtful accounts and write-offs of accounts receivable, and higher operating costs as a percentage of revenues.

We have taken actions to address the effects of economic variability, including implementing cost control and reduction measures. If our business has another downturn, we may need to take further cost control and reduction measures.

Our business is dependent on the current and anticipated market for electronics, which historically has been highly cyclical.

Our business and results of operations depend in significant part upon capital expenditures of manufacturers of semiconductors and other electronics, which in turn depend upon the current and anticipated market demand for those products. As evidenced by our 2009 and 2008 business and results of operations, the market demand for electronics is impacted by economic slowdowns. Historically, the electronics and semiconductor industry has been highly cyclical with recurring periods of over-supply, which often have had a severe negative effect on demand for test equipment, including systems we manufacture and market. We believe that the markets for newer generations of electronic products such as those that we manufacture and market will also be subject to similar fluctuations. We are dependent on the timing of orders from our customers, and the deferral or cancellation of previous customer orders could have an adverse effect on our results of operations. We cannot ensure that the level of revenues or new orders for a fiscal quarter will be sustained in subsequent quarters. In addition, any factor adversely affecting the electronics industry or particular segments within the electronics industry may adversely affect our business, financial condition or operating results.

We are subject to intense competition.

We face significant competition throughout the world in each of our reportable segments. Some of our competitors have substantial financial and other resources to pursue engineering, manufacturing, marketing and distribution of their products. In particular, our largest competitor in the Semiconductor Test segment spends considerably more than us on research and development which may provide it with a competitive advantage. We also face competition from emerging Asian equipment companies and internal development at several of our customers. Some of our competitors have introduced or announced new products with certain performance characteristics which may be considered equal or superior to those we currently offer. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that provide improved cost of ownership and performance characteristics. New product introductions by competitors could cause a decline in revenues or loss of market acceptance of our products.

The market for our products is concentrated, and our business depends, in part, on obtaining orders from a few significant customers.

The market for our products is concentrated with a limited number of significant customers accounting for a substantial portion of the purchases of test equipment. In each of the years 2012, 2011 and 2010, our three largest customers in aggregate accounted for 29%, 19% and 21% of consolidated net revenues, respectively. In any one reporting period, a single customer or several customers may contribute even a larger percentage of our consolidated net revenues. In addition, our ability to increase sales will depend, in part, on our ability to obtain orders from current or new significant customers. The opportunities to obtain orders from these customers may be limited, which may impair our ability to grow revenues. We expect that sales of our products will continue to be concentrated with a limited number of significant customers for the foreseeable future. The loss of a significant customer or any reduction in orders by these customers, including reductions due to market or competitive conditions, would likely have a material adverse effect on our business, financial condition or results of operations.

Our operating results are likely to fluctuate significantly.

Our operating results are affected by a wide variety of factors that could materially adversely affect revenues or profitability. The following factors are expected to impact future operations:

- a worldwide economic slowdown or disruption in the global financial markets;
- competitive pressures on selling prices;
- our ability to introduce, and the market acceptance of, new products;
- changes in product revenues mix resulting from changes in customer demand;
- the level of orders received which can be shipped in a quarter because of the tendency of customers to wait until late in a quarter to commit to purchase due to capital expenditure approvals and constraints occurring at the end of a quarter, or the hope of obtaining more favorable pricing from a competitor seeking the business;
- engineering and development investments relating to new product introductions, and the expansion of manufacturing, outsourcing and engineering operations in Asia;
- provisions for excess and obsolete inventory relating to the lack of demand for and the discontinuance of products;
- impairment charges for certain long-lived and intangible assets and goodwill;
- parallel or multi-site testing could lead to a decrease in the ultimate size of the market for our products; and
- the ability of our suppliers and subcontractors to meet product quality or delivery requirements needed to satisfy customer orders for our products, especially if product demand continues to increase.

As a result of the foregoing and other factors, we have experienced and may continue to experience material fluctuations in future operating results on a quarterly or annual basis which could materially and adversely affect our business, financial condition, operating results or stock price.

We are subject to risks of operating internationally.

A significant portion of our total revenues is derived from customers outside the United States. Our international sales and operations are subject to significant risks and difficulties, including:

- unexpected changes in legal and regulatory requirements affecting international markets;
- changes in tariffs and exchange rates;
- social, political and economic instability, acts of terrorism and international conflicts;
- difficulties in protecting intellectual property;
- difficulties in accounts receivable collection;
- cultural differences in the conduct of business;
- difficulties in staffing and managing international operations; and
- compliance with customs regulations.

In addition, an increasing portion of our products and the products we purchase from our suppliers are sourced or manufactured in foreign locations, including China, and a large portion of the devices our products test are fabricated and tested by foundries and subcontractors in Taiwan, Singapore, China and other parts of Asia. As a result, we are subject to a number of economic and other risks, particularly during times of political or financial instability in these regions. Disruption of manufacturing or supply sources in these international locations could materially adversely impact our ability to fill customer orders and potentially result in lost business.

If we fail to develop new technologies to adapt to our customers' needs and if our customers fail to accept our new products, our revenues will be adversely affected.

We believe that our technological position depends primarily on the technical competence and creative ability of our engineers. In a rapidly evolving market, such as ours, the development or acquisition of new technologies, commercialization of those technologies into products and market acceptance and customer demand for those products are critical to our success. Successful product development or acquisition, introduction and acceptance depend upon a number of factors, including:

- new product selection;
- ability to meet customer requirements;
- development of competitive products by competitors;
- timely and efficient completion of product design;
- timely and efficient implementation of manufacturing and manufacturing processes;
- timely remediation of product performance issues, if any, identified during testing;
- assembly processes and product performance at customer locations;
- differentiation of our products from our competitors' products;
- management of customer expectations concerning product capabilities and product life cycles;
- ability to attract and retain technical talent; and
- innovation that does not infringe on the intellectual property rights of third parties.

If our suppliers do not meet product or delivery requirements, we could have reduced revenues and earnings.

Certain components, including semiconductor chips, may be in short supply from time to time because of high industry demand or the inability of some vendors to consistently meet our quality or delivery requirements. Approximately 30% of material purchases require some custom work where having multiple suppliers would be cost prohibitive. If any of our suppliers were to cancel contracts or commitments or fail to meet the quality or delivery requirements needed to satisfy customer orders for our products, we could lose time-sensitive customer orders, have significantly decreased revenues and earnings and be subject to contractual penalties, which would have a material adverse effect on our business, results of operations and financial condition. In addition, we rely on contract manufacturers for certain subsystems used in our products, and our ability to meet customer orders for those products depends upon the timeliness and quality of the work performed by these subcontractors, over whom we do not exercise any control.

To a certain extent, we are dependent upon the ability of our suppliers and contractors to help meet increased product or delivery requirements. It may be difficult for certain suppliers to meet delivery requirements in a period of rapid growth, therefore impacting our ability to meet our customers' demands.

We rely on the financial strength of our suppliers. There can be no assurance that the loss of suppliers either as a result of financial viability, bankruptcy or otherwise will not have a material adverse effect on our business, results of operations or financial condition.

Our operations may be adversely impacted if our outsourced contract manufacturers or service providers fail to perform.

We depend on Flextronics International Ltd. ("Flextronics") to manufacture and test our FLEX and J750 family of products from its facility in China and on other contract manufacturers to manufacture other products. If for any reason these contract manufacturers cannot provide us with these products in a timely fashion, or at all, we may not be able to sell these products to our customers until we enter a similar arrangement with an alternative contract manufacturer. If we experience a problem with our supply of products from Flextronics or our other contract manufacturers, it may take us significant time to either manufacture the product or find an alternate contract manufacturer, which could result in substantial expense and disruption to our business.

We have also outsourced a number of our general and administrative functions, including information technology, to reputable service providers, many of which are in foreign countries, sometimes impacting communication with them because of language and time differences. Their presence in foreign countries also increases the risk they could be exposed to political risk. Additionally, there may be difficulties encountered in coordinating the outsourced operations with existing functions and operations. If we fail in successfully coordinating and managing the outsourced service providers, it may cause an adverse effect on our operations which could have a material adverse effect on our business, results of operations or financial condition.

We may not fully realize the benefits of our acquisitions or strategic alliances.

We may acquire businesses, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing businesses. We may not be able to realize the expected synergies and cost savings from the integration with our existing operations of other businesses or technologies that we may acquire. In addition, the integration process for our acquisitions may be complex, costly and time consuming and include unanticipated issues, expenses and liabilities. We may have difficulty in developing, manufacturing and marketing the products of a newly acquired company in a manner that enhances the performance of our combined businesses or product lines and allows us to realize value from expected synergies. Following an acquisition, we may not achieve the revenues or net income levels that justify the acquisition. Acquisitions may also result in one-time charges (such as acquisition-related expenses, write-offs or restructuring charges) or in the future, impairment of goodwill, that adversely affect our operating results. Additionally, we may fund acquisitions of new businesses, strategic alliances or joint ventures by utilizing our cash, raising debt, issuing shares of our common stock, or by other means.

We have increased our indebtedness.

On April 6, 2009, we completed a registered underwritten offering of $190.0 million aggregate principal amount of 4.50% Convertible Senior Notes (the "Notes") due March 15, 2014 and received net proceeds of approximately $163.0 million. We used approximately $123.3 million of the net proceeds of this offering to repay all amounts outstanding under our revolving credit facility. Although we are no longer subject to the restrictive covenants under the revolving credit facility, we have incurred approximately $190.0 million principal amount of new indebtedness that the holders of the Notes may require us to repurchase upon the occurrence of certain fundamental changes involving the Company or that the holders may elect to convert into shares of our common stock. In addition, on March 31, 2009, our wholly-owned subsidiary in Japan, Teradyne K.K., incurred approximately $10.0 million in indebtedness that we guaranteed. The level of our indebtedness, among other things, could:

- make it difficult to make payments on our other obligations;
- make it difficult to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;
- require the dedication of a substantial portion of any cash flow from operations to service for indebtedness, thereby reducing the amount of cash flow available for other purposes, including capital expenditures; and
- limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we compete.

Our convertible note hedge and warrant transactions could impact the value of our stock.

Concurrent with the offering of the Notes, we entered into a convertible note hedge transaction with Goldman, Sachs & Co. (the "hedge counterparty") with a strike price equal to the initial conversion price of the

Notes. The convertible note hedges cover, subject to customary antidilution adjustments, approximately 34,703,196 shares of our common stock.

Separately and concurrent with the pricing of the Notes, we entered into a warrant transaction with the hedge counterparty with a strike price of $7.67 per share, which was 75% higher than the closing price of our common stock on March 31, 2009. The warrants will be net share settled and cover, subject to customary antidilution adjustments, approximately 31,963,470 shares of our common stock. On April 1, 2009, the hedge counterparty exercised its option to purchase warrants covering, subject to customary antidilution adjustments, an additional 2,739,726 shares of our common stock. However, we will not be obligated to deliver to the hedge counterparty more than 34,526,500 shares of common stock upon exercise of the warrants (which amount represented less than 19.99% of our outstanding shares of common stock as of March 31, 2009, without giving effect to any shares of common stock issuable pursuant to the warrant transaction), subject to customary antidilution adjustments.

The convertible note hedges are expected to reduce the potential dilution to our common stock upon any conversion of the Notes. However, the warrant transaction could separately have a dilutive effect to the extent that the market value per share of our common stock exceeds the applicable strike price of the warrant. The net cost of the convertible note hedge transaction to us, after being partially offset by the proceeds from the sale of the warrants, was approximately $21.7 million.

In connection with establishing its initial hedge of these convertible note hedge and warrant transactions, the hedge counterparty has entered into various derivative transactions with respect to our common stock and/or purchased shares of our common stock or other securities, including the Notes, concurrent with, or shortly after, the pricing of the Notes. In addition, the hedge counterparty may modify its hedge positions by entering into or unwinding various derivative transactions with respect to our common stock or by selling our common stock or other securities, including the Notes, in secondary market transactions (and may do so during any observation period related to the conversion of the Notes). These activities could adversely impact the value of our common stock and the Notes.

We may incur significant liabilities if we fail to comply with environmental regulations.

We are subject to both domestic and international environmental regulations and statutory strict liability relating to the use, storage, discharge, site cleanup and disposal of hazardous chemicals used in our manufacturing processes. If we fail to comply with present and future regulations, or are required to perform site remediation, we could be subject to future liabilities or cost, including penalties or the suspension of production. Present and future regulations may also:

- restrict our ability to expand facilities;
- restrict our ability to ship certain products;
- require us to modify our operations logistics;
- require us to acquire costly equipment; or
- require us to incur other significant costs and expenses.

Pursuant to present regulations and agreements, we are conducting groundwater and subsurface assessment and monitoring and are implementing remediation and corrective action plans for facilities located in Massachusetts and New Hampshire which are no longer conducting manufacturing operations. As of December 31, 2012, we have not incurred material costs as result of the monitoring and remediation steps taken at the Massachusetts and New Hampshire sites.

On January 27, 2003, the European Union adopted the following directives: (i) the directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (the "RoHS Directive"); and (ii) the directive on Waste Electrical and Electronic Equipment (the "WEEE Directive"). The

WEEE Directive became effective August 13, 2005 and the RoHS Directive became effective on July 6, 2006. Both the RoHS Directive and the WEEE Directive alter the form and manner in which electronic equipment is imported, sold and handled in the European Union. Other jurisdictions, such as China, have followed the European Union's lead in enacting legislation with respect to hazardous substances and waste removal. Ensuring compliance with the RoHS Directive, the WEEE Directive and similar legislation in other jurisdictions, and integrating compliance activities with our suppliers and customers could result in additional costs and disruption to operations and logistics and thus, could have a negative impact on our business, operations or financial condition.

We currently are and in the future may be subject to litigation that could have an adverse effect on our business.

From time to time, we may be subject to litigation or other administrative and governmental proceedings that could require significant management time and resources and cause us to incur expenses and, in the event of an adverse decision, pay damages in an amount that could have a material adverse effect on our financial position or results of operations.

Third parties may claim we are infringing their intellectual property and we could suffer significant litigation costs, licensing expenses or be prevented from selling our products.

We have been sued for patent infringement in the past and receive notifications from time to time that we may be in violation of patents held by others. An assertion of patent infringement against us, if successful, could have a material adverse effect on our ability to sell our products or it could force us to seek a license to the intellectual property rights of others or alter such products so that they no longer infringe the intellectual property rights of others. A license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical. Additionally, patent litigation could require a significant use of management resources and involve a lengthy and expensive defense, even if we eventually prevail. If we do not prevail, we might be forced to pay significant damages, obtain licenses, modify our products, or stop making our products; each of which could have a material adverse effect on our financial condition or operating results.

We may incur higher tax rates than we expect and may have exposure to additional international tax liabilities and costs.

We are subject to paying income taxes in the United States and various other countries where we operate. Our effective tax rate is dependent on where our earnings are generated and the tax regulations and the interpretation and judgment of administrative tax or revenue entities in the United States and other countries. We have pursued a global tax strategy which could adversely be affected by our failure to expand operations or earnings in certain countries, the mix of earnings and tax rates in the countries where we operate, changes to tax laws or an adverse tax ruling by administrative entities. We are also subject to tax audits in the countries where we operate. Any material assessment resulting from an audit from an administrative tax or revenue entity could also negatively affect our financial results.

As a multinational corporation, we are subject to income taxes as well as non-income based taxes, in both the United States and various foreign jurisdictions. In certain foreign jurisdictions, we qualify for tax incentives and tax holidays based on our ability to meet, on a continuing basis, various tests relating to our employment levels, research and development expenditures and other qualification requirements in a particular foreign jurisdiction. While we intend to operate in such a manner to maintain and maximize our tax incentives, no assurance can be given that we have so qualified or that we will so qualify for any particular year or jurisdiction. If we fail to qualify and to remain qualified for certain foreign tax incentives and tax holidays, we may be subject to further taxation or an increase in our effective tax rate which would adversely impact our financial results. In addition, we may incur additional costs, including headcount expenses, in order to obtain or maintain a foreign tax incentive in a particular foreign jurisdiction.

We have significant guarantees, indemnification and customer confidentiality obligations.

From time to time, we make guarantees to customers regarding the delivery and performance of our products and guarantee certain indebtedness, performance obligations or lease commitments of our subsidiary and affiliate companies. We also have agreed to provide indemnification to our officers, directors, employees and agents, to the extent permitted by law, arising from certain events or occurrences while the officer, director, employee or agent, is or was serving at our request in such capacity. Additionally, we have confidentiality obligations to certain customers. If we become liable under any of these obligations, it could materially and adversely affect our business, financial condition or operating results. For additional information see Note L: "Commitments and Contingencies—Guarantees and Indemnification Obligations" in Notes to Consolidated Financial Statements.

If we are unable to protect our intellectual property ("IP"), we may lose a valuable asset or may incur costly litigation to protect our rights.

We protect the technology that is incorporated in our products in several ways, including through patent, copyright, and trade secret protection and by contractual agreement. However, even with these protections, our IP may still be challenged, invalidated or subject to other infringement actions. While we believe that our IP has value in the aggregate, no single element of our IP is in itself essential. If a significant portion of our IP is invalidated or ineffective, our business could be materially adversely affected.

Our business may suffer if we are unable to attract and retain key employees.

Competition for employees with skills we require is intense in the high technology industry. Our success will depend on our ability to attract and retain key technical employees. The loss of one or more key or other employees, a decrease in our ability to attract additional qualified employees, or the delay in hiring key personnel could each have a material adverse effect on our business, results of operations or financial condition.

New regulations related to conflict minerals may adversely affect us.

The Dodd-Frank Wall Street Reform and Consumer Protection Act imposes new disclosure requirements regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries in our products, whether or not these products are manufactured by third parties. This new requirement could affect the pricing, sourcing and availability of minerals used in the manufacture of components we use in our products. In addition, there will be additional costs associated with complying with the disclosure requirements, such as costs related to determining the source of any conflict minerals used in our products. Our supply chain is complex and we may be unable to verify the origins for all metals used in our products. As a result, we may be unable to certify that our products are conflict free.

Our operations and the operations of our customers and suppliers are subject to risks of natural catastrophic events, widespread health epidemics, acts of war, terrorist attacks and the threat of domestic and international terrorist attacks, any one of which could result in cancellation of orders, delays in deliveries or other business activities, or loss of customers and could negatively affect our business and results of operations.

Our business is international in nature, with our sales, service and administrative personnel and our customers and suppliers located in numerous countries throughout the world. Our operations and those of our customers and suppliers are subject to disruption for a variety of reasons, including work stoppages, acts of war, terrorism, health epidemics, fires, earthquakes, hurricanes, volcanic eruptions, energy shortages, telecommunication failures, tsunamis, flooding or other natural disasters. Such disruption could materially increase our costs and expenses as well as cause delays in, among other things, shipments of products to our customers, our ability to perform services requested by our customers, or the installation and acceptance of our products at customer sites. Any of these conditions could have a material adverse effect on our business, financial conditions or results of operations.

Provisions of our charter and by-laws and Massachusetts law make a takeover of Teradyne more difficult.

There are provisions in our basic corporate documents and under Massachusetts law that could discourage, delay or prevent a change in control, even if a change in control may be regarded as beneficial to some or all of our stockholders.

Item 1B: ***Unresolved Staff Comments***

None.

Item 2: ***Properties***

The following table provides information as to our principal facilities:

Location	Operating Segment	Major Activity+	Approximate Square Feet of Floor Space
Properties Owned:			
North Reading, Massachusetts	Semiconductor Test, Systems Test Group & Corporate	1-2-3-4-5-6	413,000
Agoura Hills, California	Semiconductor Test	3-5	120,000
Kumamoto, Japan	Semiconductor Test	2-3-4-5	79,000
			612,000
Properties Leased:			
Cebu, Philippines	Semiconductor Test & Corporate	1-2-6	135,000
San Jose, California	Semiconductor Test	2-3-4-5	128,000
Buffalo Grove, Illinois	Semiconductor Test	2-3-4-5	95,000
Sunnyvale, California	Wireless Test	2-3-4-5-6	75,000
North Reading, Massachusetts	Corporate	1	60,000
Shanghai, China	Semiconductor Test & Systems Test Group	2-5-6	44,000
Hsinchu, Taiwan	Semiconductor Test & Systems Test Group	5	43,000
Heredia, Costa Rica	Semiconductor Test	2-6	42,000
			622,000

\+ Major activities have been separated into the following categories: 1. Corporate Administration, 2. Sales Support and Manufacturing, 3. Engineering and Development, 4. Marketing, 5. Sales and Administration, 6. Storage and Distribution.

Item 3: ***Legal Proceedings***

We are subject to legal proceedings, claims and investigations that arise in the ordinary course of business such as, but not limited to, patent, employment, commercial and environmental matters. We believe that we have meritorious defenses against all pending claims and intend to vigorously contest them. While it is not possible to predict or determine the outcomes of any pending claims or to provide possible ranges of losses that may arise, we believe the potential losses associated with all of these actions are unlikely to have a material adverse effect on our business, financial position or results of operations.

Item 4: ***Mine Safety Disclosure: Not Applicable***

PART II

Item 5: ***Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities***

The following table shows the market range for our common stock based on reported sales price on the New York Stock Exchange.

Period	High	Low
2011		
First Quarter	$19.19	$13.38
Second Quarter	18.68	13.51
Third Quarter	15.30	10.76
Fourth Quarter	15.05	10.37
2012		
First Quarter	$17.50	$13.53
Second Quarter	18.01	13.18
Third Quarter	16.49	12.95
Fourth Quarter	16.90	13.40

The number of record holders of our common stock at February 22, 2013 was 2,423

We have never paid cash dividends because it has been our policy to use earnings to finance expansion and growth. Payment of future cash dividends will rest within the discretion of our Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition.

See "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations—Equity Compensation Plans," for information on our equity compensation plans and our performance graph.

In November 2010, the Board cancelled the November 2007 stock repurchase program and authorized a new stock repurchase program for up to $200 million. The cumulative repurchases as of December 31, 2012 totaled 2.6 million shares of common stock for $31.2 million at an average price of $11.84 per share.

The following table includes information with respect to repurchases we made of our common stock during the quarter ended December 31, 2012 (in thousands except per share price):

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 1, 2012 – October 28, 2012	—	$—	—	$168,825
October 29, 2012 – November 25, 2012	—	$—	—	$168,825
November 26, 2012 – December 31, 2012	—	$—	—	$168,825

We satisfy the U.S. minimum withholding tax obligation due upon the vesting and the conversion of restricted stock units into shares of our common stock, by automatically withholding from the shares being issued, a number of shares with an aggregate fair market value on the date of such vesting and conversion that would satisfy the withholding amount due.

Item 6: ***Data***

Information in items 6, 7 and 8 for the years ended December 31, 2011, 2010, 2009 and 2008 has been revised, as applicable, for the retrospective application of our change in accounting policy for recognizing pension and postretirement benefit plans expense. See Note C: "Change in Accounting Principle" of the Notes to the Financial Statements for a discussion of the change.

	Years Ended December 31,				
	2012	2011	2010	2009	2008
	(dollars in thousands, except per share amounts)				
Consolidated Statement of Operations Data (1)(2)(3)(4)(5)(6)(7):					
Net revenues	$1,656,750	$1,429,061	$1,566,162	$ 777,425	$1,047,917
Income (loss) from continuing operations	217,049	343,957	379,692	(129,520)	(496,784)
Net income (loss)	$ 217,049	$ 369,873	$ 384,820	$ (127,994)	$ (490,026)
Income (loss) from continuing operations per common share—basic	$ 1.16	$ 1.86	$ 2.11	$ (0.75)	$ (2.91)
Income (loss) from continuing operations per common share—diluted	$ 0.94	$ 1.52	$ 1.73	$ (0.75)	$ (2.91)
Net income (loss) per common share—basic	$ 1.16	$ 2.00	$ 2.14	$ (0.74)	$ (2.87)
Net income (loss) per common share—diluted	$ 0.94	$ 1.63	$ 1.75	$ (0.74)	$ (2.87)
Consolidated Balance Sheet Data:					
Total assets	$2,429,345	$2,188,639	$1,810,355	$1,235,337	$1,241,655
Long-term debt obligations	171,059	159,956	150,182	141,100	—

(1) As a result of the divestiture of Diagnostic Test Solutions in 2011, we are reporting this business unit as discontinued operations for all periods presented.

(2) The Consolidated Statement of Operations Data for the year ended December 31, 2011 includes the results of operations of LitePoint from October 5, 2011, and for the year ended December 31, 2008 includes the results of operations of Nextest from January 24, 2008 and the results of operations of Eagle Test from November 15, 2008.

(3) The Consolidated Statement of Operations Data for the year ended December 31, 2011 includes a tax benefit of $129.5 million due primarily to the release of the deferred tax valuation allowance.

(4) The Consolidated Statement of Operations Data for the year ended December 31, 2009 includes $32.6 million of severance charges and $3.7 million of facilities charges related to the early exit of leased facilities.

(5) The Consolidated Statement of Operations Data for the year ended December 31, 2008 includes a $329.7 million goodwill impairment charge.

(6) The Consolidated Statement of Operations Data for the year ended December 31, 2008 includes $27.3 million of restructuring charges, primarily related to severance, $20.9 million of charges related to loss on sale of land and buildings and $12.0 million of facility charges related to accelerated depreciation.

(7) The impact of the adjustments resulting from the retrospective application of the change in accounting policy for recognizing pension and postretirement benefits plans expense is summarized below:

	Originally Reported	Effect of Accounting Change	As Adjusted
	(in thousands, except per share amounts)		
Year ended December 31, 2011:			
Income from continuing operations	$ 347,893	$ (3,936)	$ 343,957
Net income	$ 373,809	$ (3,936)	$ 369,873
Net income per common share from continuing operations:			
Basic	$ 1.88	$ (0.02)	$ 1.86
Diluted	$ 1.53	$ (0.01)	$ 1.52
Net income per common share:			
Basic	$ 2.02	$ (0.02)	$ 2.00
Diluted	$ 1.65	$ (0.02)	$ 1.63
Year ended December 31, 2010:			
Income from continuing operations	$ 374,602	$ 5,090	$ 379,692
Net income	$ 379,730	$ 5,090	$ 384,820
Net income per common share from continuing operations:			
Basic	$ 2.08	$ 0.03	$ 2.11
Diluted	$ 1.71	$ 0.02	$ 1.73
Net income per common share:			
Basic	$ 2.11	$ 0.03	$ 2.14
Diluted	$ 1.73	$ 0.02	$ 1.75
Year ended December 31, 2009:			
Loss from continuing operations	$(135,363)	$ 5,843	$(129,520)
Net loss	$(133,837)	$ 5,843	$(127,994)
Net loss per common share from continuing operations:			
Basic	$ (0.78)	$ 0.03	$ (0.75)
Diluted	$ (0.78)	$ 0.03	$ (0.75)
Net loss per common share:			
Basic	$ (0.77)	$ 0.03	$ (0.74)
Diluted	$ (0.77)	$ 0.03	$ (0.74)
Year ended December 31, 2008:			
Loss from continuing operations	$(400,985)	$(95,799)	$(496,784)
Net loss	$(394,227)	$(95,799)	$(490,026)
Net loss per common share from continuing operations:			
Basic	$ (2.35)	$ (0.56)	$ (2.91)
Diluted	$ (2.35)	$ (0.56)	$ (2.91)
Net loss per common share:			
Basic	$ (2.31)	$ (0.56)	$ (2.87)
Diluted	$ (2.31)	$ (0.56)	$ (2.87)

Item 7: *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Statements in this Annual Report on Form 10-K which are not historical facts, so called "forward looking statements," are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended. Investors are cautioned that all forward looking statements involve risks and uncertainties, including those detailed in Teradyne's filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements which reflect management's analysis only as of the date hereof. We assume no obligation to update these forward-looking statements to reflect actual results or changes in factors or assumptions affecting forward-looking statements, except as may be required by law.

Overview

We are a leading global supplier of automatic test equipment. We design, develop, manufacture and sell automatic test systems and solutions used to test semiconductors, wireless products, hard disk drives and circuit boards in the consumer electronics, wireless, automotive, industrial, computing, communications and aerospace and defense industries. Our automatic test equipment products and services include:

- semiconductor test ("Semiconductor Test") systems;
- wireless test ("Wireless Test") systems; and
- military/aerospace ("Mil/Aero") test instrumentation and systems, storage test ("Storage Test") systems, circuit-board test and inspection ("Commercial Board Test") systems, collectively these products represent "Systems Test Group".

We have a broad customer base which includes integrated device manufacturers ("IDMs"), outsourced semiconductor assembly and test providers ("OSATs"), wafer foundries, fabless companies that design, but contract with others for the manufacture of integrated circuits ("ICs"), developers of wireless devices and consumer electronics, manufacturers of circuit boards, automotive suppliers, wireless product manufacturers, storage device manufacturers, aerospace and military contractors.

In 2011, we acquired LitePoint Corporation ("LitePoint") to expand our product portfolio of test equipment in the wireless test sector. LitePoint designs, develops, and supports advanced wireless test solutions for the development and manufacturing of wireless devices, including smart phones, tablets, notebooks/laptops, personal computer peripherals, and other Wi-Fi and cellular enabled devices. LitePoint is our Wireless Test segment.

The sales of our products and services are dependent, to a large degree, on customers who are subject to cyclical trends in the demand for their products. These cyclical periods have had, and will continue to have, a significant effect on our business since our customers often delay or accelerate purchases in reaction to changes in their businesses and to demand fluctuations in the semiconductor industry. Historically, these demand fluctuations have resulted in significant variations in our results of operations. This was particularly relevant beginning in the fourth quarter of fiscal year 2008 where we saw a significant decrease in revenues in our Semiconductor Test business which was impacted by the deteriorating global economy, which negatively impacted the entire semiconductor industry. The sharp swings in the semiconductor industry in recent years have generally affected the semiconductor test equipment and services industry more significantly than the overall capital equipment sector.

We believe our acquisitions of LitePoint, Eagle Test and Nextest, and our entry into the high speed memory and storage test markets have enhanced our opportunities for growth. We will continue to invest in our business to expand further our addressable markets while tightly managing our costs.

On March 21, 2011, we completed the sale of our Diagnostic Solutions business unit, which was included in the Systems Test Group segment, to SPX Corporation for $40.2 million in cash. We sold this business as its growth potential as a stand-alone business was significantly less than if it was part of a larger automotive supplier. The financial information for Diagnostic Solutions has been reclassified to discontinued operations.

Critical Accounting Policies and Estimates

We have identified the policies discussed below as critical to understanding our business and our results of operations and financial condition. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results.

Preparation of Financial Statements and Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent liabilities. On an on-going basis, management evaluates its estimates, including those related to inventories, investments, goodwill, intangible and other long-lived assets, bad debts, income taxes, deferred tax assets, pensions, warranties, contingencies, and litigation. Management bases its estimates on historical experience and on appropriate and customary assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from these estimates.

Revenue Recognition

We recognize revenues when there is persuasive evidence of an arrangement, title and risk of loss have passed, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Title and risk of loss generally pass to our customers upon shipment or at delivery destination point. In circumstances where either title or risk of loss pass upon destination, acceptance or cash payment, we defer revenue recognition until such events occur.

Our equipment has non-software and software components that function together to deliver the equipment's essential functionality. Revenue is recognized upon shipment or at delivery destination point, provided that customer acceptance criteria can be demonstrated prior to shipment. Certain contracts require us to perform tests of the product to ensure that performance meets the published product specifications or customer requested specifications, which are generally conducted prior to shipment. Where the criteria cannot be demonstrated prior to shipment, revenue is deferred until customer acceptance has been received. We also defer the portion of the sales price that is not due until acceptance, which represents deferred profit.

For multiple element arrangements, we allocate revenue to all deliverables based on their relative selling prices. In such circumstances, a hierarchy is used to determine the selling price for allocating revenue to deliverables as follows: (i) vendor-specific objective evidence of selling price ("VSOE"), (ii) third-party evidence of selling price ("TPE"), and (iii) best estimate of the selling price ("BESP"). For a delivered item to be considered a separate unit, the delivered item must have value to the customer on a standalone basis and the delivery or performance of the undelivered item must be considered probable and substantially in our control.

Our post-shipment obligations include installation, training services, one-year standard warranties, and extended warranties. Installation does not alter the product capabilities, does not require specialized skills or tools and can be performed by the customers or other vendors. Installation is typically provided within five days of product shipment and is completed within one to two days thereafter. Training services are optional and do not affect the customers' ability to use the product. We defer revenue for the selling price of installation and training. Extended warranties constitute warranty obligations beyond one year and we defer revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 605-20, *"Separately Priced Extended Warranty and Product Maintenance Contracts"* and ASC 605-25, "Revenue Recognition Multiple-Element Arrangements." Service revenue is recognized over the contractual period or as services are performed.

Our products are generally subject to warranty and the related costs of the warranty are provided for in cost of revenues when product revenue is recognized. We classify shipping and handling costs in cost of revenue.

We generally do not provide our customers with contractual rights of return for any of our products.

Retirement and Postretirement Plans

Effective January 1, 2012, we changed the method of recognizing actuarial gains and losses for our defined benefit pension plans and postretirement benefit plan and calculating the expected return on plan assets for our defined benefit pension plans. Historically, we recognized net actuarial gains and losses in accumulated other comprehensive income within shareholders' equity on our consolidated balance sheets on an annual basis and amortized them into operating results over the average remaining years of service of the plan participants, to the extent such gains and losses were outside of a range ("corridor"). We elected to immediately recognize net actuarial gains and losses and the change in the fair value of the plan assets in our operating results in the year in which they occur or upon any interim remeasurement of the plans. In addition, we used to calculate the expected return on plan assets using a calculated market-related value of plan assets. Effective January 1, 2012, we elected to calculate the expected return on plan assets using the fair value of the plan assets.

We believe that this new method is preferable as it eliminates the delay in recognizing gains and losses in our operating results and it will improve the transparency by faster recognition of the effects of economic and interest rate trends on plan obligations and investments. These actuarial gains and losses are generally measured annually as of December 31 and, accordingly, will be recorded during the fourth quarter of each year or upon any interim remeasurement of the plans. In accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, all prior periods presented in this Annual Report on Form 10-K have been adjusted to apply the new accounting method retrospectively.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or net realizable value. On a quarterly basis, we use consistent methodologies to evaluate all inventories for net realizable value. We record a provision for both excess and obsolete inventory when such write-downs or write-offs are identified through the quarterly review process. The inventory valuation is based upon assumptions about future demand, product mix, and possible alternative uses.

Equity Incentive and Stock Purchase Plans

Stock-based compensation expense is based on the grant-date fair value estimated in accordance with the provisions of ASC 718 "*Compensation—Stock Compensation*". As required by ASC 718, we have made an estimate of expected forfeitures and are recognizing compensation costs only for those stock-based compensation awards expected to vest.

Income Taxes

On a quarterly basis, we evaluate the realizability of our deferred tax assets by jurisdiction and assess the need for a valuation allowance. We consider the probability of future taxable income and our historical profitability, among other factors, in assessing the amount of the valuation allowance. As a result of this review, undertaken at December 31, 2002, we concluded under applicable accounting criteria that it was more likely than not that our deferred tax assets would not be realized and established a valuation allowance in several jurisdictions, most notably the United States. At December 31, 2011, we reassessed this judgment and concluded that it is more likely than not that a substantial majority of our deferred tax assets will be realized through consideration of both the positive and negative evidence. The evidence consisted primarily of our three year U.S. historical cumulative profitability, projected future taxable income, forecasted utilization of the deferred tax assets and the fourth quarter of 2011 acquisition of LitePoint offset by the volatility of the industries we operate in, primarily the semiconductor industry. As such, we reduced the valuation allowance by $190.2 million, which was recorded as a tax benefit in the year ended December 31, 2011. At December 31, 2012 and 2011, we maintained a valuation allowance for certain deferred tax assets of $55.4 million and $51.1 million, respectively, primarily related to excess stock compensation deductions associated with pre-2006 activity, state net operating losses and state tax credit carryforwards, due to uncertainty regarding their realization. Adjustments could be required in the future if we estimate that the amount of deferred tax assets to be realized is more or less than the net amount we have recorded.

On January 2, 2013, the American Taxpayer Relief Act of 2012 was enacted which retrospectively reinstated the research and development tax credit for 2012 and extended it through December 31, 2013. As a result, in the first quarter of 2013, we expect to record a discrete benefit related to 2012 of approximately $7.0 million.

Investments

We account for our investments in debt and equity securities in accordance with the provisions of ASC 320-10, *"Investments—Debt and Equity Securities."* On a quarterly basis, we review our investments to identify and evaluate those that have an indication of a potential other-than-temporary impairment. Factors considered in determining whether a loss is other-than-temporary include:

- The length of time and the extent to which the market value has been less than cost;
- The financial condition and near-term prospects of the issuer; and
- The intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

Goodwill, Intangible and Long-Lived Assets

We assess the impairment of intangible and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important in the determination of an impairment include significant underperformance relative to historical or projected future operating results, significant changes in the manner that we use the acquired asset and significant negative industry or economic trends. When we determine that the carrying value of intangibles and long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate commensurate with the associated risks. We assess goodwill for impairment at least annually in the fourth quarter, on a reporting unit basis, or more frequently, when events and circumstances occur indicating that the recorded goodwill may be impaired. If the book value of a reporting unit exceeds its fair value, the implied fair value of goodwill is compared with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recorded in an amount equal to that excess. No goodwill impairment was identified in 2012 or 2011.

SELECTED RELATIONSHIPS WITHIN THE CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2012	2011	2010
Percentage of net revenues:			
Net revenues:			
Products	83.5%	81.2%	85.0%
Services	16.5	18.8	15.0
Total net revenues	100.0	100.0	100.0
Cost of revenues:			
Cost of products	38.8	40.5	37.7
Cost of services	7.7	9.7	7.6
Total cost of revenues	46.5	50.2	45.2
Gross profit	53.5	49.8	54.8
Operating expenses:			
Engineering and development	15.2	13.8	12.3
Selling and administrative	17.0	16.5	14.4
Acquired intangible assets amortization	4.4	2.8	1.9
Restructuring and other	(0.5)	0.5	(0.2)
Total operating expenses	36.1	33.6	28.3
Income from operations	17.3	16.2	26.5
Interest income	0.2	0.5	0.4
Interest expense and other	(1.5)	(1.7)	(1.6)
Income from continuing operations before income taxes	16.1	15.0	25.3
Provision (benefit) for income taxes	3.0	(9.1)	1.1
Income from continuing operations	13.1	24.1	24.2
Income from discontinued operations before income taxes	—	0.1	0.3
(Benefit) provision for income taxes	—	0.0	0.0
Income from discontinued operations	—	0.1	0.3
Gain on disposal of discontinued operations (net of tax)	—	1.7	—
Net income	13.1%	25.9%	24.6%

Results of Operations

Book to Bill Ratio

Book to bill ratio is calculated as net bookings divided by net sales. Book to bill ratio by reportable segment was as follows:

	Three months ended December 31,		
	2012	2011	2010
Semiconductor Test	1.0	1.2	1.1
Wireless Test	1.1	0.7	—
Systems Test Group	1.6	1.9	1.0
Total Company	1.1	1.3	1.1

Revenues

Net revenues for our three reportable segments were as follows:

	2012	2011	2010	2011-2012 Dollar Change	2010-2011 Dollar Change
			(in millions)		
Semiconductor Test	$1,127.7	$1,106.2	$1,413.3	$ 21.5	$(307.1)
Wireless Test	286.4	28.4	—	258.0	28.4
Systems Test Group	242.7	294.5	152.9	(51.8)	141.6
	$1,656.8	$1,429.1	$1,566.2	$227.7	$(137.1)

The increase in Semiconductor Test revenues of $21.5 million or approximately 2% from 2011 to 2012 was primarily due to an increase in system-on-a-chip ("SOC") test products for mobility applications, partially offset by a decrease in memory system sales.

Semiconductor Test revenues decreased $307.1 million or approximately 22% from 2010 to 2011, due to a decrease in SOC product sales. Semiconductor Test product demand can fluctuate significantly from year to year based upon semiconductor device unit growth and installed base utilization. The 2011 decrease was due to lower volume from reduced demand.

The decrease in Systems Test Group revenues of $51.8 million or approximately 18% from 2011 to 2012 was primarily due to a decrease in sales due to lower volume in both Storage Test systems and Commercial Board Test systems, partially offset by an increase in Mil/Aero systems and instruments.

The increase in Systems Test Group revenues of $141.6 million or approximately 93% from 2010 to 2011 was primarily due to an increase in sales of Storage Test systems, which was driven by new customers and new product applications.

The acquisition of LitePoint, which was completed in October of 2011, added $286.4 million and $28.4 million of revenues in 2012 and 2011, respectively. LitePoint is our Wireless Test segment.

Our three reportable segments accounted for the following percentages of consolidated net revenues for each of the last three years:

	2012	2011	2010
Semiconductor Test	68%	77%	90%
Wireless Test	17	2	—
Systems Test Group	15	21	10
	100%	100%	100%

Net revenues by region as a percentage of total revenues were as follows:

	2012	2011	2010
China	21%	13%	9%
Taiwan	18	12	18
United States	14	16	15
Korea	14	10	8
Japan	6	10	5
Philippines	6	9	12
Europe	5	7	6
Singapore	5	6	9
Thailand	5	6	4
Malaysia	4	10	13
Rest of the World	2	1	1
	100%	100%	100%

The breakout of product and service revenues for the past three years was as follows:

	2012	2011	2010	2011-2012 Dollar Change	2010-2011 Dollar Change
			(in millions)		
Product Revenues	$1,383.6	$1,160.2	$1,331.0	$223.4	$(170.8)
Service Revenues	273.2	268.9	235.2	4.3	33.7
	$1,656.8	$1,429.1	$1,566.2	$227.7	$(137.1)

Our product revenues increased $223.4 million or 19% in 2012 from 2011 primarily due to $282.4 million of product revenues from the addition of LitePoint, an increase in SOC Semiconductor Test products for mobility applications and an increase in Mil/Aero systems and instruments. The increase was partially offset by a decrease in sales in our memory test and Storage Test systems. Service revenues, which are derived from the servicing of our installed base of products and includes maintenance contracts, repairs, extended warranties, parts sales, and applications support, increased $4.3 million or 2% due to higher volume.

Our product revenues decreased $170.8 million or 13% in 2011 from 2010 primarily due to lower sales of SOC Semiconductor Test products. Semiconductor Test product sales demand can fluctuate significantly from year to year based upon semiconductor device unit growth and installed base utilization. The 2011 decrease was due to lower volume from reduced demand. The decrease was partially offset by an increase in sales of Storage Test systems, which was driven by new customers and new product applications. The LitePoint acquisition which was completed in October of 2011 added $27.8 million of product revenue in 2011. Service revenues, which are derived from the servicing of our installed base of products and includes maintenance contracts, repairs, extended warranties, parts sales, and applications support, increased $33.7 million or 14% due to higher volume.

In 2012, revenues from one customer accounted for 10% of our consolidated net revenues. In 2011 and 2010, no single customer accounted for 10% or more of our consolidated net revenues. In each of the years 2012, 2011 and 2010, our three largest customers in aggregate accounted for 29%, 19% and 21% of our consolidated net revenues, respectively.

Gross Profit

	2012	2011	2010	2011-2012 Dollar / Point Change	2010-2011 Dollar / Point Change
		(dollars in millions)			
Gross Profit	$886.0	$711.8	$857.6	$174.2	$(145.8)
Percent of Total Revenues	53.5%	49.8%	54.8%	3.7	(5.0)

Gross profit as a percentage of revenues increased from 2011 to 2012 by 3.7 percentage points. This increase was a result of an increase of 4.6 points primarily due to the addition of LitePoint, partially offset by a decrease of 1.2 points due to higher inventory provisions.

Gross profit as a percentage of revenues decreased from 2010 to 2011 by 5.0 percentage points. This decrease was the result of a decrease of 2.9 points related to product mix primarily from higher Storage Test system sales, a decrease of 0.9 points for a charge to adjust LitePoint acquired inventory to fair value, a decrease of 0.5 points due to lower volume, and a decrease of 0.3 points due to higher inventory provisions.

The breakout of product and service gross profit was as follows:

	2012	2011	2010	2011-2012 Dollar / Point Change	2010-2011 Dollar / Point Change
	(dollars in millions)				
Product Gross Profit	$740.7	$581.2	$741.1	$159.5	$(159.9)
Percent of Product Revenues	53.5%	50.1%	55.7%	3.4	(5.6)
Service Gross Profit	$145.3	$130.6	$116.5	$ 14.7	$ 14.1
Percent of Service Revenues	53.2%	48.6%	49.5%	4.6	(0.9)

We assess the carrying value of our inventory on a quarterly basis by estimating future demand and comparing that demand against on-hand and on-order inventory positions. Forecasted revenue information is obtained from the sales and marketing groups and incorporates factors such as backlog and future revenue demand. This quarterly process identifies obsolete and excess inventory. Obsolete inventory, which represents items for which there is no demand, is fully reserved. Excess inventory, which represents inventory items that are not expected to be consumed during the next four quarters, is written-down to estimated net realizable value.

During the year ended December 31, 2012, we recorded an inventory provision of $26.8 million included in cost of revenues, due to the following factors:

— A decline in demand compared to previously forecasted demand levels for prior generation Nextest Magnum testers resulted in an inventory provision of $12.0 million in Semiconductor Test.

— A $5.3 million inventory write-down as a result of product transition related to the Flex Test Platform in Semiconductor Test.

— A $3.9 million inventory write-down as a result of product transition in Wireless Test.

— The remainder of the charge of $5.6 million primarily reflects downward revisions to previously forecasted demand levels, of which $4.3 million was in Systems Test Group, $0.2 million in Wireless Test and $1.1 million in Semiconductor Test.

During the year ended December 31, 2011, we recorded an inventory provision of $11.6 million included in cost of revenues, due to the downward revisions to previously forecasted demand levels. Of the $11.6 million of total excess and obsolete provisions recorded in 2011, $10.4 million was related to Semiconductor Test primarily due to product transition, $1.1 million was in Systems Test Group, and $0.1 million was in Wireless Test.

During the year ended December 31, 2010, we recorded an inventory provision of $6.0 million included in cost of revenues, due to the downward revisions to previously forecasted demand levels. Of the $6.0 million of total excess and obsolete provisions recorded in 2010, $4.5 million was related to Semiconductor Test and $1.5 million was in Systems Test Group.

During the years ended December 31, 2012, 2011 and 2010, we scrapped $9.6 million, $9.2 million and $4.7 million of inventory, respectively, and sold $4.3 million, $8.1 million and $8.3 million of previously written-down or written-off inventory, respectively. As of December 31, 2012, we had inventory related reserves for amounts which had been written-down or written-off totaling $141.8 million. We have no pre-determined timeline to scrap the remaining inventory.

Engineering and Development

Engineering and development expenses were as follows:

	2012	2011	2010	2011-2012 Change	2010-2011 Change
	(dollars in millions)				
Engineering and Development	$251.4	$197.8	$191.9	$53.6	$5.9
Percent of Total Revenues	15.2%	13.8%	12.3%		

The increase of $53.6 million in engineering and development expenses from 2011 to 2012 was due primarily to additional costs of $37.1 million related to LitePoint and increased spending in Semiconductor Test.

The increase of $5.9 million in engineering and development expenses from 2010 to 2011 was due primarily to additional costs of $6.0 million related to LitePoint.

Selling and Administrative

Selling and administrative expenses were as follows:

	2012	2011	2010	2011-2012 Change	2010-2011 Change
			(dollars in millions)		
Selling and Administrative	$281.5	$235.3	$225.3	$46.2	$10.0
Percent of Total Revenues	17.0%	16.5%	14.4%		

The increase of $46.2 million in selling and administrative expenses from 2011 to 2012 was due primarily to additional costs of $49.7 million related to LitePoint.

The increase of $10.0 million in selling and administrative expenses from 2010 to 2011 was due primarily to additional costs of $9.7 million related to LitePoint.

Acquired Intangible Assets Amortization

Acquired intangible assets amortization expense was as follows:

	2012	2011	2010	2011-2012 Change	2010-2011 Change
			(dollars in millions)		
Acquired Intangible Assets Amortization	$73.5	$40.5	$29.3	$33.0	$11.2
Percent of Total Revenues	4.4%	2.8%	1.9%		

Acquired intangible assets amortization expense increased from 2011 to 2012 and from 2010 to 2011, due to the LitePoint acquisition.

Restructuring and Other

Other

During the year ended December 31, 2012, due to a decrease in specified new product revenue through the December 31, 2012 earn-out period end date, we recorded an $8.8 million fair value adjustment to decrease the LitePoint acquisition contingent consideration. The $68.5 million decrease in the contingent consideration liability from December 31, 2011 is due to $59.7 million in payments and the $8.8 million fair value decrease.

During the year ended December 31, 2011, we recorded $5.8 million of other charges of which $4.6 million related to LitePoint acquisition costs and $1.2 million related to non-U.S. pension settlements.

During the year ended December 31, 2010, we had $3.0 million of gains related to non-U.S. pension settlements.

Restructuring

In response to a downturn in the industry in 2008 and 2009, we initiated restructuring activities across our Semiconductor Test and Systems Test Group segments to reduce costs, principally through headcount reductions and facility consolidations. The remaining accrual for severance and benefits of $0.2 million is reflected in the accrued employees' compensation and withholdings on the balance sheet and is expected to be paid by June 2013. The remaining accrual for lease payments on vacated facilities of $1.1 million is reflected in the other accrued liabilities and is expected to be paid over the next twelve months. As of December 31, 2012, we have subleased approximately 37% of our unoccupied space.

During the year ended December 31, 2012, we recorded the following restructuring activities:

Severance and Benefits:

- $0.5 million of charges related to headcount reductions of 7 people in Systems Test Group.
- $0.3 million of charges related to headcount reductions of 10 people in Semiconductor Test.
- $0.2 million of charges related to headcount reductions of 2 people in Wireless Test.

During the year ended December 31, 2011, we recorded the following restructuring activities:

Severance and Benefits:

- $1.2 million of charges related to headcount reductions of 7 people in Semiconductor Test.

Facilities and Exit Charges:

- $(0.5) million credit related to changes in the estimated exit costs related to the Westford, MA and Poway, CA facilities in Systems Test Group, and the North Reading, Massachusetts facility in Semiconductor Test and Systems Test Group.

During the year ended December 31, 2010, we recorded the following restructuring activities:

Severance and Benefits:

- $1.2 million of severance charges related to headcount reductions of approximately 17 people in Systems Test Group.
- $0.9 million of severance charges related to headcount reductions of approximately 4 people in Semiconductor Test.

Facilities and Exit Charges:

- $(2.7) million credit related to the early exit of previously impaired leased facilities in Westford, Massachusetts, in Systems Test Group.

Interest and Other

	2012	2011	2010	2011-2012 Change	2010-2011 Change
			(in millions)		
Interest Income	$ 4.1	$ 6.6	$ 5.9	$(2.5)	$0.7
Interest Expense and Other	$(25.5)	$(23.7)	$(24.5)	$(1.8)	$0.8

Interest income decreased by $2.5 million, from $6.6 million in 2011 to $4.1 million in 2012, due to a decrease in marketable securities used to fund the LitePoint acquisition in 2011.

Interest income increased by $0.7 million, from $5.9 million in 2010 to $6.6 million in 2011, due primarily to higher cash and marketable securities balances in 2011.

Interest expense and other increased by $1.8 million, from $23.7 million in 2011 to $25.5 million in 2012, due primarily to higher interest expense from increased convertible debt discount amortization.

Interest expense and other decreased by $0.8 million, from $24.5 million in 2010 to $23.7 million in 2011, due primarily to a loss on the exercise of the auction rate securities related UBS Put recorded in 2010, partially offset by higher convertible debt discount amortization in 2011.

Income (Loss) from Continuing Operations before Income Taxes

	2012	2011	2010	2011-2012 Change	2010-2011 Change
			(in millions)		
Semiconductor Test	$186.0	$212.2	$415.0	$ (26.2)	$(202.8)
Wireless Test	83.1	(20.6)	—	103.7	(20.6)
Systems Test Group	34.2	51.8	(8.9)	(17.6)	60.7
Corporate	(37.3)	(29.0)	(9.8)	(8.3)	(19.2)
	$266.0	$214.4	$396.3	$ 51.6	$(181.9)

The increase in income from continuing operations before income taxes from 2011 to 2012 was primarily due to higher revenue in 2012 compared to 2011, a $14.5 million decrease in restructuring and other costs, partially offset by a $33.0 million increase in intangible assets amortization.

The decrease in income from continuing operations before income taxes from 2010 to 2011 was primarily due to lower revenue in 2011 compared to 2010, an $11.2 million increase in intangible assets amortization, a $12.2 million charge to adjust LitePoint acquired inventory to fair value and a $10.5 million increase in restructuring and other costs.

Income Taxes

The income tax expense from continuing operations for 2012 totaled $48.9 million, primarily attributable to a U.S. federal tax provision and foreign taxes. The income tax benefit from continuing operations for 2011 totaled $129.5 million, primarily attributable to the reduction of our deferred income tax valuation allowance. We considered the weight of both the positive and negative evidence as of December 31, 2011 and concluded that a substantial majority of the deferred tax assets will be realized. The income tax expense from continuing operations of $16.7 million for 2010 was related primarily to tax provisions for foreign taxes.

Contractual Obligations

The following table reflects our contractual obligations as of December 31, 2012:

	Payments Due by Period					
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years	Other
			(in thousands)			
Long-Term Debt Obligations (1)	$193,491	$ 2,328	$191,163	$ —	$ —	$ —
Interest on Debt	12,897	8,590	4,307	—	—	—
Contingent Consideration	388	388	—	—	—	—
Operating Lease Obligations	54,915	14,174	21,794	11,510	7,437	—
Purchase Obligations	209,962	206,952	3,010	—	—	—
Retirement Plan Contributions	54,627	5,169	10,499	10,678	28,281	—
Other Long-Term Liabilities Reflected on the Balance Sheet under GAAP (2)	87,730	—	16,227	—	—	71,503
Total	$614,010	$237,601	$247,000	$22,188	$35,718	$71,503

(1) Long-Term Debt Obligations include current maturities.
(2) Included in Other Long-Term Liabilities are liabilities for customer advances, extended warranty, uncertain tax positions and other obligations. For certain long-term obligations, we are unable to provide a reasonably reliable estimate of the timing of future payments relating to these obligations and therefore we included these amounts in the column marked "Other".

Liquidity and Capital Resources

Our cash, cash equivalents and marketable securities balance increased $251.7 million from 2011 to 2012, to $1.0 billion. Cash activity for 2012, 2011 and 2010 was as follows:

	2012	2011	2010	2011-2012 Change	2010-2011 Change
			(in millions)		
Cash provided by operating activities:					
Income from continuing operations, adjusted for non cash items	$ 444.9	$ 372.6	$ 508.6	$ 72.3	$(136.0)
Change in operating assets and liabilities, net of businesses sold and acquired	(40.4)	(94.0)	52.7	53.6	(146.7)
Cash (used for) provided by discontinued operations	—	(4.8)	5.0	4.8	(9.8)
Total cash provided by operating activities	$ 404.5	$ 273.8	$ 566.3	$ 130.7	$(292.5)
Cash used for investing activities from continuing operations	(603.9)	(120.5)	(627.7)	(483.4)	507.2
Cash provided by investing activities from discontinued operations	—	39.0	—	(39.0)	39.0
Total cash used for investing activities	$(603.9)	$ (81.5)	$(627.7)	$(522.4)	$ 546.2
Total cash (used for) provided by financing activities	$ (35.4)	$ (16.3)	$ 42.4	$ (19.1)	$ (58.7)
Total (decrease) increase of cash and cash equivalents	$(234.8)	$ 176.0	$ (19.0)	$(410.8)	$ 195.0

In 2012, changes in operating assets and liabilities, net of businesses sold and acquired, used cash of $40.4 million. This was due to an $8.0 million increase in operating assets and a $32.4 million decrease in operating liabilities.

The increase in operating assets was due to a $24.1 million increase in accounts receivable and a $1.5 million increase in prepayments due primarily to supplier prepayments, partially offset by a $17.6 million decrease in inventories.

The decrease in operating liabilities was due to a $15.7 million decrease in accrued employee compensation due primarily to employee stock awards payroll taxes and variable compensation payments, a $14.6 million decrease in customer advance payments and deferred revenue, a $11.5 million decrease in accounts payable due to lower fourth quarter sales volume, a $5.6 million decrease in other accrued liabilities, and $4.8 million of retirement plans contributions, partially offset by a $19.8 million increase in accrued income taxes.

Investing activities during 2012 used cash of $603.9 million, due to $751.1 million used for purchases of marketable securities and $119.1 million used for purchases of property, plant and equipment, partially offset by proceeds from sales and maturities of marketable securities that provided cash of $95.2 million and $171.1 million, respectively.

Financing activities during 2012 used cash of $35.4 million, $18.5 million was from the issuance of common stock under stock option and stock purchase plans, and $8.4 million from the tax benefit related to stock options and restricted stock units, partially offset by $59.7 million of cash used for payments related to LitePoint acquisition contingent consideration and $2.5 million of cash used for payments on long-term debt related to the Japan loan.

In 2011, changes in operating assets and liabilities, net of businesses sold and acquired, used cash of $94.0 million. This was due to a $43.2 million decrease in operating assets and a $137.2 million decrease in operating liabilities.

The decrease in operating assets was due to a $66.4 million decrease in accounts receivable resulting from increased collections, partially offset by a $22.6 million increase in prepayments due primarily to supplier prepayments and a $0.6 million increase in inventories. The decrease in operating liabilities was due to a $62.6 million decrease in customer advance payments due to shipments of systems prepaid by customers, a $28.3 million decrease in accrued employee compensation due primarily to employee stock awards payroll taxes and variable compensation payments, a $19.9 million decrease in accounts payable due to decreased sales volume, $11.9 million of retirement plans contributions, an $8.7 million decrease in accrued income taxes, and a $5.8 million decrease in deferred revenue.

Investing activities during 2011 used cash of $120.5 million. In October 2011, we completed the acquisition of LitePoint for an initial cash purchase price, net of cash acquired, of $537.5 million. Capital expenditures were $86.1 million. Proceeds from sales and maturities of marketable securities that provided cash of $676.4 million and $518.5 million, respectively, partially offset by $691.8 million used for purchase of marketable securities. The net proceeds were used to acquire LitePoint.

Financing activities during 2011 used cash of $16.3 million, due to the repurchase of 2.6 million shares of common stock for $31.2 million at an average price of $11.84 per share and $2.5 million for payments on long-term debt related to the Japan loan, partially offset by $17.4 million from the issuance of common stock under stock option and stock purchase plans.

In 2010, changes in operating assets and liabilities, net of businesses sold and acquired, provided cash of $52.7 million. This was due to a $38.2 million increase in operating assets and a $90.9 million increase in operating liabilities.

The increase in operating assets was due to an increase in accounts receivable of $50.4 million due to higher sales volume, partially offset by a $3.7 million decrease in inventories, and a decrease in other current assets of $8.5 million. The increase in operating liabilities was due to a $57.7 million increase in customer advance payments due primarily to an advanced payment received from one of our Semiconductor Test customers, a $44.5 million increase in accrued employee compensation due to higher variable compensation and employee stock awards payroll taxes, a $15.0 million increase in accounts payable, a $15.0 million increase in deferred revenue, an $8.5 million increase in accrued income taxes, and a $2.7 million increase in other accrued liabilities, partially offset by $52.5 million of retirement plans contributions.

Investing activities during 2010 used cash of $627.7 million, due to $870.8 million used for purchases of marketable securities and $76.0 million used for purchases of property, plant and equipment, partially offset by proceeds from sales and maturities of marketable securities that provided cash of $181.2 million and $136.8 million, respectively, and proceeds from life insurance that provided cash of $1.1 million.

Financing activities during 2010 provided cash of $42.4 million due to $44.7 million from the issuance of common stock under stock option and stock purchase plans which was partially offset by $2.3 million of cash used for payments on long-term debt related to the Japan loan.

On April 6, 2009, we completed a registered public offering of $190.0 million aggregate principal amount convertible senior notes ("Notes") and settled the related convertible bond hedge and warrant transaction and received approximately $163.0 million as a result of these financing transactions. The Notes bear interest at a rate of 4.50% per annum, payable semi- annually in arrears on March 15 and September 15 of each year. The first interest payment was on September 15, 2009. The Notes will mature on March 15, 2014, unless earlier repurchased by us or converted. The Notes may be converted, under certain circumstances and during certain periods, at an initial conversion rate of approximately 182.65 shares of our common stock per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $5.48. The convertible note hedge and warrant transaction will generally have the effect of increasing the conversion price of the Notes to approximately $7.67 per share of our common stock, representing a 75% conversion premium based upon the closing price of our common stock on March 31, 2009. We may not redeem the Notes prior to their maturity. Holders of the Notes may require us to purchase in cash all or a portion of their Notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest, upon the occurrence of certain fundamental changes involving the Company.

We believe our cash, cash equivalents and marketable securities balance will be sufficient to meet working capital and expenditure needs for at least the next twelve months. The amount of cash, cash equivalents and marketable securities in the U.S. and our operations in the U.S. provide sufficient liquidity to fund our business activities in the U.S. We have approximately $300 million of cash outside the U.S. that if repatriated would incur additional taxes. Inflation has not had a significant long-term impact on earnings.

Retirement Plans

ASC 715-20, *"Compensation – Retirement Benefits – Defined Benefit Plans"* requires an employer with defined benefit plans or other postretirement benefit plans to recognize an asset or a liability on its balance sheet for the overfunded or underfunded status of the plans as defined by ASC 715-20. The pension asset or liability represents the difference between the fair value of the pension plan's assets and the projected benefit obligation as of December 31. For other postretirement benefit plans, the liability is the difference between the fair value of the plan's assets and the accumulated postretirement benefit obligation as of December 31.

Our pension expense, which includes the U.S. Qualified Pension Plan ("U.S. Plan"), certain qualified plans for non-U.S. subsidiaries, and a U.S. Supplemental Executive Defined Benefit Plan, was approximately $26.0 million for the year ended December 31, 2012. The largest portion of our 2012 pension expense was $9.0 million for our U.S. Plan. Pension expense is calculated based upon a number of actuarial assumptions, a significant input to the actuarial models that measure pension benefit obligations. Discount rate and expected return on assets are two assumptions which are important elements of pension plan expense and asset/liability measurement. We evaluate these critical assumptions at least annually on a plan and country specific basis. We evaluate other assumptions related to demographic factors, such as retirement age, mortality and turnover periodically, and update them to reflect our experience and expectations for the future.

In developing the expected return on U.S. Plan assets assumption, we evaluated input from our investment managers and pension consultants, including their review of asset class return expectations. Based on this review, we believe that 5.0% was an appropriate rate to use for 2012. We will continue to evaluate the expected return on plan assets at least annually, and will adjust the rate as necessary. The December 31, 2012 asset allocation for our U.S. Plan is 86% invested in fixed income securities, 13% invested in equity securities, and 1% invested in other securities. Our investment managers regularly review the actual asset allocation and periodically rebalance the portfolio to ensure alignment with our targeted allocations.

Effective January 1, 2012, we have elected to immediately recognize net actuarial gains and losses and the change in the fair value of plans assets in our operating results in the year in which they occur or upon any interim remeasurement of the plans. In addition, we used to calculate the expected return on plan assets using a calculated market-related value of plan assets. Effective January 1, 2012, we elected to calculate the expected return on plan assets using the fair value of the plan assets.

The discount rate that we utilized for determining future pension obligations for the U.S. Plan is based on the Citigroup Pension Index adjusted for the U.S. Plan's expected cash flows and was 3.6% at December 31,

2012, down from 4.2% at December 31, 2011. We estimate that in 2013 we will recognize approximately $2.1 million of pension income for the U.S. Plan. The U.S. Plan related pension income estimate for 2013 is based on a 3.6% discount rate and 5.0% return on assets. Future pension expense or income will depend on future investment performance, changes in future discount rates and various other factors related to the employee population participating in our pension plans.

As of December 31, 2012, we had an unrecognized pension prior service cost of $0.7 million.

We performed a sensitivity analysis, which expresses the potential U.S. Plan (income) expense for the year ending December 31, 2013, which would result from changes to either the discount rate or the expected return on plan assets. The below estimates exclude the impact of any potential actuarial gains or losses. It is difficult to reliably forecast or predict whether there will be any actuarial gains or losses in 2013 as they are primarily driven by events and circumstances beyond our control, such as changes in interest rates and the performance of the financial markets.

	Discount Rate		
Return on Plan Assets	**3.1%**	**3.6%**	**4.1%**
	(in millions)		
4.5%	$(1.5)	$(0.7)	$(0.1)
5.0%	(2.9)	(2.1)	(1.4)
5.5%	(4.2)	(3.5)	(2.8)

The assets of the U.S. Plan consist primarily of fixed income and equity securities. U.S. Plan assets have decreased from $319.1 million at December 31, 2011 to $278.9 million at December 31, 2012. The decrease was due primarily to $52.0 million of payments made to certain former U.S. employees which were offered an option to receive their vested pension benefit as a one-time, lump sum payment. Approximately 2,000 former employees elected to receive a one-time, lump sum payment.

Our funding policy is to make contributions to our pension plans in accordance with local laws and to the extent that such contributions are tax deductible. During 2012, we made contributions of $1.7 million to the U.S. supplemental executive defined benefit pension plan and $1.6 million to certain qualified plans for non-U.S. subsidiaries. We expect to contribute approximately $1.8 million to the U.S. supplemental executive defined benefit pension plan in 2013. Contributions that will be made in 2013 to certain qualified plans for non-U.S. subsidiaries are based on local statutory requirements and will be approximately $2.0 million. We do not expect to make any contributions to the U.S. Plan in 2013.

Equity Compensation Plans

In addition to our 1996 Employee Stock Purchase Plan discussed in Note P: "Stock Based Compensation" in Notes to Consolidated Financial Statements, we have a 2006 Equity and Cash Compensation Incentive Plan (the "2006 Equity Plan") under which equity securities are authorized for issuance. The 2006 Equity Plan was initially approved by stockholders on May 25, 2006.

At our annual meeting of stockholders held May 28, 2009, our stockholders approved an amendment to the 2006 Equity Plan to increase the number of shares issuable thereunder by 10.0 million, for an aggregate of 22.0 million shares issuable thereunder, and our stockholders also approved an amendment to our 1996 Employee Stock Purchase Plan to increase the number of shares issuable thereunder by 5.0 million, for an aggregate of 25.4 million shares issuable thereunder.

The following table presents information about these plans as of December 31, 2012 (share numbers in thousands):

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column one)
Equity plans approved by shareholders	5,878(1)	$9.77	9,246(2)
Equity plans not approved by shareholders (3,4,5)	2,933	$3.06	—
Total	8,811	$4.64	9,246

(1) Includes 4,970,308 shares of restricted stock units that are not included in the calculation of the weighted average exercise price.

(2) Consists of 6,413,195 securities available for issuance under the 2006 Equity Plan and 2,832,538 of securities available for issuance under the Employee Stock Purchase Plan.

(3) In connection with the acquisition of Nextest (the "Nextest Acquisition"), we assumed the options and restricted stock units granted under the Nextest Systems Corporation 1998 Equity Incentive Plan, as amended, and the Nextest Systems Corporation 2006 Equity Incentive Plan (collectively, the "Nextest Plans"). Upon the consummation of the Nextest Acquisition, these options and restricted stock units were converted automatically into, respectively, options to purchase and restricted stock units representing, an aggregate of 4,417,594 shares of our common stock. No additional awards will be granted under the Nextest Plans. As of December 31, 2012, there were outstanding options exercisable for an aggregate of 768,382 shares of our common stock pursuant to the Nextest Plans, with a weighted average exercise price of $3.57 per share.

(4) In connection with the acquisition of Eagle Test (the "Eagle Acquisition"), we assumed the options granted under the Eagle Test Systems, Inc. 2003 Stock Option and Grant Plan and the Eagle Test Systems, Inc. 2006 Stock Option and Incentive Plan (collectively, the "Eagle Plans"). Upon the consummation of the Eagle Acquisition, these options were converted automatically into options to purchase an aggregate of 3,594,916 shares of our common stock. No additional awards will be granted under the Eagle Plans. As of December 31, 2012, there were outstanding options exercisable for an aggregate of 236,839 shares of our common stock pursuant to the Eagle Plans, with a weighted average exercise price of $3.85 per share.

(5) In connection with the acquisition of LitePoint Corporation (the "LitePoint Acquisition"), we assumed the options granted under the LitePoint Corporation 2002 Stock Plan (the "LitePoint Plan"). Upon the consummation of the LitePoint Acquisition, these options were converted automatically into options to purchase an aggregate of 2,828,344 shares of our common stock. No additional awards will be granted under the LitePoint Plan. As of December 31, 2012, there were outstanding options exercisable for an aggregate of 1,927,222 shares of our common stock pursuant to the LitePoint Plan, with a weighted average exercise price of $2.75 per share.

The purpose of the 2006 Equity Plan is to motivate employees, officers, directors, consultants and advisors by providing equity ownership and compensation opportunities in Teradyne. The aggregate number of shares available under the 2006 Equity Plan as of December 31, 2012 was 6,413,195 shares of our common stock. The 2006 Equity Plan authorizes the grant of stock-based awards in the form of (1) non-qualified and incentive stock options, (2) stock appreciation rights, (3) restricted stock awards and restricted stock unit awards, (4) phantom stock, and (5) other stock-based awards. Awards may be tied to time-based vesting schedules and/or performance-based vesting measured by reference to performance criteria chosen by the Compensation Committee of the Board of Directors, which administers the 2006 Equity Plan. Awards may be made to any employee, officer, consultant and advisor of Teradyne and our subsidiaries, as well as, to our directors. The maximum number of shares of stock-based awards that may be granted to one participant during any one fiscal year is 2,000,000 shares of common stock. The 2006 Equity Plan will expire on May 24, 2016.

As of December 31, 2012, total unrecognized compensation expense related to non-vested awards and options was $52.1 million, and is expected to be recognized over a weighted average period of 2.0 years.

Performance Graph

The following graph compares the change in our cumulative total shareholder return in our common stock with (i) the Standard & Poor's 500 Index and (ii) the Morningstar Semiconductor Equipment & Materials Index. The comparison assumes $100.00 was invested on December 31, 2007 in our common stock and in each of the foregoing indices and assumes reinvestment of dividends, if any.

Teradyne, Inc., S&P 500 Index and
Morningstar Semiconductor Equipment & Materials Index


Teradyne Inc.
S&P 500 Index
Morningstar Semiconductor Equipment & Materials Index
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
Dec07
Dec08
Dec09
Dec10
Dec11
Dec12

	Annual Rate of Return				
	2008	**2009**	**2010**	**2011**	**2012**
Teradyne, Inc.	-59%	154%	31%	-3%	24%
Morningstar Semiconductor Equipment & Materials Index	-56%	68%	12%	-11%	24%
S&P 500 Index	-37%	26%	15%	2%	16%

(1) This graph is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any other filing under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(2) The stock price performance shown on the graph is not necessarily indicative of future price performance. Information used on the graph was obtained from Zacks Investment Research, Inc., a source believed to be reliable, but we are not responsible for any errors or omissions in such information.

Recently Issued Accounting Pronouncements

In December 2011, the FASB issued ASU No. 2011-11, *"Disclosures about Offsetting Assets and Liabilities."* This ASU is intended to enhance the understanding of the effects of netting arrangements on an entity's financial statements, including financial instruments and derivative instruments that are either offset or subject to a master netting arrangement. The scope of this ASU includes derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and lending arrangements. In

January 2013, the FASB issued ASU No. 2013-01 "*Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.*" This standard provided additional guidance on the scope of ASU 2011-11. The provisions of this ASU are effective for interim and annual periods beginning on or after January 1, 2013.

In February 2013, the FASB issued ASU No. 2013-02, "*Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.*" Under this ASU, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income ("AOCI") by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. The provisions of this ASU are effective for interim and annual periods beginning on or after January 1, 2013.

Item 7A: *Quantitative and Qualitative Disclosures about Market Risks*

Concentration of Credit Risk

Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash equivalents, marketable securities, forward currency contracts and accounts receivable. Our cash equivalents consist primarily of money market funds invested in U.S. Treasuries and government agencies. Our fixed income available-for-sale marketable securities have a minimum rating of AA by one or more of the major credit rating agencies. We place forward currency contracts with high credit-quality financial institutions in order to minimize credit risk exposure. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of geographically dispersed customers. We perform ongoing credit evaluations of our customers' financial condition and from time to time may require customers to provide a letter of credit from a bank to secure accounts receivable.

Exchange Rate Risk Management

We regularly enter into foreign currency forward contracts to hedge the value of our net monetary assets in Euro, British Pound, Japanese Yen and the Taiwan Dollar. These foreign currency forward contracts have maturities of approximately one month. These contracts are used to reduce our risk associated with exchange rate movements, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures. We do not engage in currency speculation.

We performed a sensitivity analysis assuming a hypothetical 10% fluctuation in foreign exchange rates to the hedging contracts and the underlying exposures described above. As of December 31, 2012, 2011 and 2010, the analysis indicated that these hypothetical market movements would not have a material effect on our consolidated financial position, results of operations or cash flows.

Interest Rate Risk Management

We are exposed to potential losses due to changes in interest rates. Our interest rate exposure is primarily in the United States in short-term and long-term marketable securities.

In order to estimate the potential loss due to interest rate risk, a fluctuation in interest rates of 25 basis points was assumed. Market risk for the short and long-term marketable securities was estimated as the potential change in the fair value resulting from a hypothetical change in interest rates for securities contained in the investment portfolio. The potential change in fair value from changes in interest rates is immaterial as of December 31, 2012 and 2011.

Item 8: *Financial Statements and Supplementary Data*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Teradyne, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Teradyne, Inc. and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note C to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension and other postretirement benefit plans in 2012.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 1, 2013

TERADYNE, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2012 and 2011

	2012	2011
	(in thousands, except per share information)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 338,920	$ 573,736
Marketable securities	431,516	96,502
Accounts receivable, less allowance for doubtful accounts of $4,118 and $4,102 in 2012 and 2011, respectively	153,423	129,330
Inventories:		
Parts	89,598	102,307
Assemblies in process	32,303	24,283
Finished goods	17,509	33,473
	139,410	160,063
Deferred tax assets	77,305	53,948
Prepayments and other current assets	95,487	86,308
Total current assets	1,236,061	1,099,887
Net property, plant and equipment	265,782	232,207
Marketable securities	235,872	84,407
Other assets	20,209	17,545
Retirement plans assets	3,282	8,840
Intangible assets, net	318,867	392,975
Goodwill	349,272	352,778
Total assets	$2,429,345	$2,188,639
LIABILITIES		
Current liabilities:		
Accounts payable	58,324	69,842
Accrued employees' compensation and withholdings	86,264	90,427
Deferred revenue and customer advances	81,357	78,670
Contingent consideration	388	68,892
Other accrued liabilities	56,861	62,420
Accrued income taxes	12,306	860
Current debt	2,328	2,573
Total current liabilities	297,828	373,684
Long-term deferred revenue and customer advances	16,227	33,541
Retirement plans liabilities	94,373	76,638
Deferred tax liabilities	50,201	16,049
Long-term other accrued liabilities	21,302	23,711
Long-term debt	171,059	159,956
Total liabilities	650,990	683,579
Commitments and contingencies (Note L)		
SHAREHOLDERS' EQUITY		
Common stock, $0.125 par value, 1,000,000 shares authorized, 187,908 and 183,587 shares issued and outstanding at December 31, 2012 and 2011, respectively	23,488	22,948
Additional paid-in capital	1,347,762	1,293,130
Accumulated other comprehensive income	5,820	4,746
Retained earnings	401,285	184,236
Total shareholders' equity	1,778,355	1,505,060
Total liabilities and shareholders' equity	$2,429,345	$2,188,639

The accompanying notes are an integral part of the consolidated financial statements.

TERADYNE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2012	2011	2010
	(in thousands, except per share amounts)		
Net revenues:			
Products	$1,383,569	$1,160,191	$1,330,942
Services	273,181	268,870	235,220
Total net revenues	1,656,750	1,429,061	1,566,162
Cost of revenues:			
Cost of products	642,881	578,936	589,891
Cost of services	127,832	138,302	118,688
Total cost of revenues	770,713	717,238	708,579
Gross profit	886,037	711,823	857,583
Operating expenses:			
Engineering and development	251,382	197,798	191,863
Selling and administrative	281,500	235,319	225,333
Acquired intangible assets amortization	73,508	40,465	29,250
Restructuring and other	(7,721)	6,743	(3,800)
Total operating expenses	598,669	480,325	442,646
Income from operations	287,368	231,498	414,937
Interest income	4,090	6,617	5,861
Interest expense and other	(25,482)	(23,694)	(24,451)
Income from continuing operations before income taxes	265,976	214,421	396,347
Provision (benefit) for income taxes	48,927	(129,536)	16,655
Income from continuing operations	217,049	343,957	379,692
Income from discontinued operations before income taxes	—	1,278	5,406
(Benefit) provision for income taxes	—	(267)	278
Income from discontinued operations	—	1,545	5,128
Gain on disposal of discontinued operations (net of tax $4,578)	—	24,371	—
Net income	$ 217,049	$ 369,873	$ 384,820
Income from continuing operations per common share:			
Basic	$ 1.16	$ 1.86	$ 2.11
Diluted	$ 0.94	$ 1.52	$ 1.73
Net income per common share:			
Basic	$ 1.16	$ 2.00	$ 2.14
Diluted	$ 0.94	$ 1.63	$ 1.75
Weighted average common shares—basic	186,878	184,683	179,924
Weighted average common shares—diluted	230,246	226,820	226,807

The accompanying notes are an integral part of the consolidated financial statements.

TERADYNE, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended December 31,		
	2012	2011	2010
		(in thousands)	
Net income	$217,049	$369,873	$384,820
Other comprehensive income (loss), net of tax:			
Foreign currency translation reclassification adjustment included in net income	—	2,266	(349)
Unrealized gains on marketable securities:			
Unrealized gains on marketable securities arising during period	2,106	1,293	1,466
Less: Reclassification adjustment for gains included in net income	(799)	(1,296)	93
	1,307	(3)	1,559
Defined benefit pension and post-retirement plans:			
Prior service cost arising during period	—	—	3,279
Less: Amortization of prior service (benefit) cost included in net periodic pension and post-retirement costs	(233)	14	310
	(233)	14	3,589
Other comprehensive income (loss)	1,074	2,277	4,799
Comprehensive income	$218,123	$372,150	$389,619

The accompanying notes are an integral part of the consolidated financial statements.

TERADYNE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended December 31, 2012, 2011 and 2010

	Common Stock Shares Issued	Common Stock Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings (Accumulated Deficit)	Total Shareholders' Equity
			(in thousands)			
Balance, December 31, 2009	174,908	$21,864	$1,202,426	$(2,330)	$(557,381)	$ 664,579
Issuance of stock to employees under benefit plans, net of shares withheld for payroll tax of $7,269	7,127	891	36,519			37,410
Stock-based compensation expense			30,580			30,580
Net income					384,820	384,820
Unrealized gain on marketable securities:						
Unrealized gain on marketable securities arising during period, net of tax of $0				1,466		1,466
Less: reclassification adjustment for losses included in net income				93		93
Foreign currency translation adjustment				(349)		(349)
Prior service cost arising during period				3,279		3,279
Amortization of prior service costs, net of tax of $0				310		310
Balance, December 31, 2010	182,035	22,755	1,269,525	2,469	(172,561)	1,122,188
Issuance of stock to employees under benefit plans, net of shares withheld for payroll tax of $12,297	4,185	522	4,566			5,088
Stock-based compensation expense			32,337			32,337
Repurchase of common stock	(2,633)	(329)	(17,770)		(13,076)	(31,175)
Stock options issued in purchase acquisition			4,472			4,472
Net income					369,873	369,873
Unrealized gain on marketable securities:						
Unrealized gain on marketable securities, net of tax of $666				1,293		1,293
Less: reclassification adjustment for gains included in net income				(1,296)		(1,296)
Foreign currency translation adjustment				2,266		2,266
Amortization of prior service costs, net of tax of $9				14		14
Balance, December 31, 2011	183,587	22,948	1,293,130	4,746	184,236	1,505,060
Issuance of stock to employees under benefit plans, net of shares withheld for payroll tax of $11,582	4,321	540	6,354			6,894
Stock-based compensation expense			39,920			39,920
Tax benefit related to stock options and restricted stock units			8,358			8,358
Net income					217,049	217,049
Unrealized gain on marketable securities						
Unrealized gain on marketable securities, net of tax of $169				2,106		2,106
Less: reclassification adjustment for gains included in net income				(799)		(799)
Amortization of prior service costs, net of tax of $(134)				(233)		(233)
Balance, December 31, 2012	187,908	$23,488	$1,347,762	$ 5,820	$ 401,285	$1,778,355

The accompanying notes are an integral part of the consolidated financial statements.

TERADYNE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2012	2011	2010
		(in thousands)	
Cash flows from operating activities:			
Net income	$ 217,049	$ 369,873	$ 384,820
Less: Income from discontinued operations	—	1,545	5,128
Less: Gain on disposal of discontinued operations	—	24,371	—
Income from continuing operations	217,049	343,957	379,692
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation	55,049	51,040	52,810
Amortization	87,750	53,338	40,706
Provision for excess and obsolete inventory	26,849	11,601	5,971
Stock-based compensation	39,920	32,337	29,777
Non cash charge for the sale of inventories revalued at the date of acquisition	6,089	12,178	—
Retirement plans actuarial losses (gains)	23,320	13,564	(1,351)
Contingent consideration adjustment	(8,794)	—	—
Tax benefit related to stock options and restricted stock units	(8,358)	—	—
Deferred taxes	5,556	(146,949)	(1,519)
Other	498	1,509	2,528
Changes in operating assets and liabilities, net of businesses sold and acquired:			
Accounts receivable	(24,093)	66,367	(50,418)
Inventories	17,652	(615)	3,715
Other assets	(1,544)	(22,600)	8,460
Deferred revenue and customer advances	(14,627)	(68,359)	72,744
Accounts payable and other accrued expenses	(32,810)	(48,222)	62,201
Retirement plan contributions	(4,778)	(11,851)	(52,452)
Accrued income taxes	19,804	(8,727)	8,465
Net cash provided by continuing operations	404,532	278,568	561,329
Net cash (used for) provided by discontinued operations	—	(4,804)	4,957
Net cash provided by operating activities	404,532	273,764	566,286
Cash flows from investing activities:			
Purchases of property, plant and equipment	(119,080)	(86,097)	(76,044)
Purchases of available-for-sale marketable securities	(751,129)	(691,802)	(870,777)
Proceeds from maturities of available-for-sale marketable securities	171,054	518,483	136,837
Proceeds from sales of available-for-sale marketable securities	95,215	676,386	154,903
Proceeds from sales of trading marketable securities	—	—	26,330
Proceeds from life insurance	—	—	1,091
Acquisition of businesses, net of cash acquired	—	(537,489)	—
Net cash used for continuing operations	(603,940)	(120,519)	(627,660)
Net cash provided by discontinued operations	—	39,062	—
Net cash used for investing activities	(603,940)	(81,457)	(627,660)
Cash flows from financing activities:			
Issuance of common stock under stock option and stock purchase plans	18,476	17,385	44,679
Payments of long-term debt	(2,532)	(2,518)	(2,305)
Payments of contingent consideration	(59,710)	—	—
Tax benefit related to stock options and restricted stock units	8,358	—	—
Repurchase of common stock	—	(31,175)	—
Net cash (used for) provided by financing activities	(35,408)	(16,308)	42,374
(Decrease) increase in cash and cash equivalents	(234,816)	175,999	(19,000)
Cash and cash equivalents at beginning of year	573,736	397,737	416,737
Cash and cash equivalents at end of year	$ 338,920	$ 573,736	$ 397,737
Supplementary disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 8,602	$ 8,645	$ 8,695
Income taxes payments (refunds)	$ 8,084	$ 36,043	$ (2,091)

The accompanying notes are an integral part of the consolidated financial statements.

A. THE COMPANY

Teradyne, Inc. is a leading global supplier of automatic test equipment. Teradyne's automatic test equipment products and services include:

- semiconductor test ("Semiconductor Test") systems;
- wireless test ("Wireless Test") systems; and
- military/aerospace ("Mil/Aero") test instrumentation and systems, storage test ("Storage Test") systems, and circuit-board test and inspection ("Commercial Board Test") systems (collectively these products represent "Systems Test Group").

B. ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Teradyne and its wholly-owned subsidiaries. All significant intercompany balances and transactions are eliminated. Certain prior years' amounts were reclassified to conform to the current year presentation.

Preparation of Financial Statements and Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, management evaluates its estimates, including those related to inventories, investments, goodwill, intangible and other long-lived assets, doubtful accounts, income taxes, deferred tax assets, pensions, warranties, and loss contingencies. Management bases its estimates on historical experience and on appropriate and customary assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from these estimates.

Revenue Recognition

Teradyne recognizes revenue when there is persuasive evidence of an arrangement, title and risk of loss have passed, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Title and risk of loss generally pass to its customers upon shipment or at delivery destination point. In circumstances where either title or risk of loss pass upon destination, acceptance or cash payment, Teradyne defers revenue recognition until such events occur.

Teradyne's equipment has non-software and software components that function together to deliver the equipment's essential functionality. Revenue is recognized upon shipment or at delivery destination point, provided that customer acceptance criteria can be demonstrated prior to shipment. Certain contracts require Teradyne to perform tests of the product to ensure that performance meets the published product specifications or customer requested specifications, which are generally conducted prior to shipment. Where the criteria cannot be demonstrated prior to shipment, revenue is deferred until customer acceptance has been received. Teradyne also defers the portion of the sales price that is not due until acceptance, which represents deferred profit.

For multiple element arrangements, Teradyne allocates revenue to all deliverables based on their relative selling prices. In such circumstances, a hierarchy is used to determine the selling price for allocating revenue to deliverables as follows: (i) vendor-specific objective evidence of selling price ("VSOE"), (ii) third-party evidence of selling price ("TPE"), and (iii) best estimate of the selling price ("BESP"). For a delivered item to be considered a separate unit the delivered item must have value to the customer on a standalone basis and the delivery or performance of the undelivered item must be considered probable and substantially in Teradyne's control.

Teradyne's post-shipment obligations include installation, training services, one-year standard warranties, and extended warranties. Installation does not alter the product capabilities, does not require specialized skills or tools and can be performed by the customers or other vendors. Installation is typically provided within five days of product shipment and is completed within one to two days thereafter. Training services are optional and do not affect the customers' ability to use the product. Teradyne defers revenue for the selling price of installation and training. Extended warranties constitute warranty obligations beyond one year and Teradyne defers revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 605-20, *"Separately Priced Extended Warranty and Product Maintenance Contracts"* and ASC 605-25, "Revenue Recognition Multiple-Element Arrangements." Service revenue is recognized over the contractual period or as services are performed.

Teradyne's products are generally subject to warranty and related costs of the warranty are provided for in cost of revenue when product revenue is recognized. Teradyne classifies shipping and handling costs in cost of revenue. Teradyne generally does not provide its customers with contractual rights of return for any of its products.

For transactions involving the sale of software, revenue is recognized in accordance with ASC 985-605, *"Software Revenue Recognition."* Teradyne recognizes revenue when there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectability is probable. In instances where an arrangement contains multiple elements, revenue related to the undelivered elements is deferred to the extent that vendor-specific objective evidence of fair value ("VSOE") exists for such elements. In instances where VSOE does not exist for one or more of the undelivered elements of an arrangement, all revenue related to the arrangement is deferred until all elements have been delivered. VSOE is the price charged when the element is sold separately. Revenue for the separate elements is only recognized where the functionality of the undelivered element is not essential to the delivered element.

For certain contracts eligible for contract accounting under ASC 605-35, *"Revenue Recognition Construction-Type and Production-Type Contracts,"* revenue is recognized using the percentage-of-completion accounting method based upon the percentage of incurred costs to estimated total costs. These arrangements require significant production, modification or customization. In all cases, changes to total estimated costs and anticipated losses, if any, are recognized in the period in which they are determined. With respect to contract change orders, claims or similar items, judgment must be used in estimating related amounts and assessing the potential for realization. Such amounts are only included in the contract value when they can be reliably estimated and realization is reasonably assured, generally upon receipt of a customer approved change order.

As of December 31, 2012 and 2011, deferred revenue and customer advances consisted of the following and are included in the short and long-term deferred revenue and customer advances:

	2012	2011
	(in thousands)	
Customer advances	$39,613	$ 70,001
Maintenance, training and extended warranty	51,198	33,953
Undelivered elements	6,773	7,939
Acceptance	—	318
Total deferred revenue and customer advances	$97,584	$112,211

Retirement and Postretirement Plans

Effective January 1, 2012, Teradyne changed the method of recognizing actuarial gains and losses for its defined benefit pension plans and postretirement benefit plan and calculating the expected return on plan assets for its defined benefit pension plans. Historically, Teradyne recognized net actuarial gains and losses in accumulated other comprehensive income within shareholders' equity on its consolidated balance sheets on an annual basis and amortized them into operating results over the average remaining years of service of the plan participants, to the extent such gains and losses were outside of a range ("corridor"). Teradyne elected to immediately recognize net actuarial gains and losses and the change in the fair value of the plan assets in its operating results in the year in which they occur or upon any interim remeasurement of the plans. In addition, Teradyne used to calculate the expected return on plan assets using a calculated market-related value of plan assets. Effective January 1, 2012, Teradyne elected to calculate the expected return on plan assets using the fair value of the plan assets.

Teradyne believes that this new method is preferable as it eliminates the delay in recognizing gains and losses in its operating results and it will improve the transparency by faster recognition of the effects of economic and interest rate trends on plan obligations and investments. These actuarial gains and losses are generally measured annually as of December 31 and, accordingly, will be recorded during the fourth quarter of each year or upon any interim remeasurement of the plans. In accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, all prior periods presented in this Annual Report on Form 10-K have been adjusted to apply the new accounting method retrospectively.

Product Warranty

Teradyne generally provides a one-year warranty on its products, commencing upon installation or shipment. A provision is recorded upon revenue recognition to cost of revenues for estimated warranty expense based on historical experience. Related costs are charged to the warranty accrual as incurred. The balance below is included in other accrued liabilities.

	Amount
	(in thousands)
Balance at December 31, 2009	$ 6,435
Accruals for warranties issued during the period	17,084
Accruals related to pre-existing warranties	(1,338)
Settlements made during the period	(12,295)
Balance at December 31, 2010	9,886
Acquisition	327
Accruals for warranties issued during the period	13,167
Accruals related to pre-existing warranties	(2,689)
Settlements made during the period	(12,538)
Balance at December 31, 2011	8,153
Accruals for warranties issued during the period	14,704
Accruals related to pre-existing warranties	877
Settlements made during the period	(13,948)
Balance at December 31, 2012	$ 9,786

When Teradyne receives revenue for extended warranties, beyond one year, it is deferred and recognized on a straight-line basis over the contract period. Related costs are expensed as incurred. The balance below is included in short and long-term deferred revenue and customer advances.

	Amount (in thousands)
Balance at December 31, 2009	$ 4,462
Deferral of new extended warranty revenue	7,696
Recognition of extended warranty deferred revenue	(3,186)
Balance at December 31, 2010	8,972
Acquisition	3,151
Deferral of new extended warranty revenue	8,659
Recognition of extended warranty deferred revenue	(8,040)
Balance at December 31, 2011	12,742
Deferral of new extended warranty revenue	22,344
Recognition of extended warranty deferred revenue	(8,099)
Balance at December 31, 2012	$26,987

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The volatility of the industries that Teradyne serves can cause certain of its customers to experience shortages of cash flows, which can impact their ability to make required payments. Teradyne maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Estimated allowances for doubtful accounts are reviewed periodically taking into account the customer's recent payment history, the customer's current financial statements and other information regarding the customer's credit worthiness. Account balances are charged off against the allowance when it is determined the receivable will not be recovered.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or net realizable value. On a quarterly basis, Teradyne uses consistent methodologies to evaluate all inventories for net realizable value. Teradyne records a provision for both excess and obsolete inventory when such write-downs or write-offs are identified through the quarterly review process. The inventory valuation is based upon assumptions about future demand, product mix and possible alternative uses.

Investments

Teradyne accounts for its investments in debt and equity securities in accordance with the provisions of ASC 320-10, "*Investments—Debt and Equity Securities.*" ASC 320-10 requires that certain debt and equity securities be classified into one of three categories; trading, available-for-sale or held-to-maturity securities. On a quarterly basis, Teradyne reviews its investments to identify and evaluate those that have an indication of a potential other-than-temporary impairment. Factors considered in determining whether a loss is other-than-temporary include:

- The length of time and the extent to which the market value has been less than cost;
- The financial condition and near-term prospects of the issuer; and
- The intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

As defined in ASC 820-10 *"Fair Value Measurements and Disclosures"*, fair value is the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. Teradyne uses the market and income approach techniques to value its financial instruments and there were no changes in valuation techniques during the years ended December 31, 2012, 2011 and 2010. ASC 820-10 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted prices in active markets for identical assets as of the reporting date.

Level 2: Inputs other than Level 1, that are observable either directly or indirectly as of the reporting date. For example, a common approach for valuing fixed income securities is the use of matrix pricing. Matrix pricing is a mathematical technique used to value securities by relying on the securities' relationship to other benchmark quoted prices, and therefore is considered a Level 2 input.

Level 3: Unobservable inputs that are not supported by market data. Unobservable inputs are developed based on the best information available, which might include Teradyne's own data.

In accordance with ASC 820-10, Teradyne measures its debt and equity investments at fair value. Teradyne's debt and equity investments are primarily classified within Level 1 and 2, with the exception of LitePoint acquisition-related contingent consideration, which was classified within Level 3. Teradyne determines the fair value of acquisition-related contingent consideration based on assessment of the probability that it would be required to make such payment.

Goodwill, Intangible and Long-Lived Assets

Teradyne accounts for goodwill and intangible assets in accordance with ASC 350-10, *"Intangibles-Goodwill and Other."* Intangible assets are amortized over their estimated useful economic life and are carried at cost less accumulated amortization. Goodwill is assessed for impairment at least annually in the fourth quarter, on a reporting unit basis, or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. In September 2011, the FASB issued new guidance which provides an entity with the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If an entity determines this is the case, it is required to perform the two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized. If an entity determines that it is more-likely-than-not that the fair value of the reporting unit is greater than its carrying amounts, the two-step goodwill impairment test is not required. This new guidance is effective for fiscal years beginning after December 15, 2011 with early adoption permitted. Teradyne adopted this guidance as of the fourth quarter of 2011.

In accordance with ASC 360-10, *"Impairment or Disposal of Long-Lived Assets,"* Teradyne reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. The cash flow estimates used to determine the impairment, if any, contain management's best estimates using appropriate assumptions and projections at that time.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated over the estimated useful lives of the assets. Leasehold improvements and major renewals are capitalized and included in property, plant and equipment accounts while expenditures for maintenance and repairs and minor renewals are charged to expense. When assets are retired, the assets and related allowances for depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations.

Teradyne provides for depreciation of its assets principally on the straight-line method with the cost of the assets being charged to expense over their useful lives as follows:

Buildings	40 years
Building improvements	5 to 10 years
Leasehold improvements	Lesser of lease term or useful life
Furniture and fixtures	10 years
Test systems manufactured internally	6 years
Machinery and equipment	3 to 5 years
Software	3 to 5 years

Test systems manufactured internally are used by Teradyne for customer evaluations and manufacturing and support of its customers. Teradyne depreciates the test systems manufactured internally over a six-year life to cost of revenues, engineering and development, and selling and administrative expenses. Teradyne often sells internally manufactured test equipment to customers. Upon the sale of an internally manufactured test system, the net book value of the system is transferred to inventory and expensed as cost of revenues. The net book value of internally manufactured test systems sold in the years ended December 31, 2012, 2011 and 2010 was $6.0 million, $7.8 million and $12.2 million, respectively.

Engineering and Development Costs

Teradyne's products are highly technical in nature and require a large and continuing engineering and development effort. Software development costs incurred prior to the establishment of technological feasibility are charged to expense. Software development costs incurred subsequent to the establishment of technological feasibility are capitalized until the product is available for release to customers. To date, the period between achieving technological feasibility and general availability of the product has been short and software development costs eligible for capitalization have not been material. Engineering and development costs are expensed as incurred and consist primarily of salaries, contractor fees, building costs, depreciation, and tooling costs.

Stock Compensation Plans and Employee Stock Purchase Plan

Equity Plans and Employee Stock Purchase Plan

Stock-based compensation expense is based on the grant-date fair value estimated in accordance with the provisions of ASC 718-10 "*Compensation—Stock Compensation.*" As required by ASC 718-10, Teradyne has made an estimate of expected forfeitures and is recognizing compensation costs only for those stock-based compensation awards expected to vest.

Under its stock compensation plans, Teradyne has granted stock options and restricted stock units, and employees are eligible to purchase Teradyne's common stock through its Employee Stock Purchase Plan ("ESPP").

Stock options to purchase Teradyne's common stock at 100% of the fair market value on the grant date generally vest in equal installments over four years from the grant date and have a maximum term of seven years.

Restricted stock unit awards granted to employees vest in equal annual installments over four years. Restricted stock unit awards granted to non-employee directors vest after a one year period, with 100% of the award vesting on the first anniversary of the grant date. A portion of restricted stock unit awards granted to executive officers is subject to time-based vesting and a portion is subject to performance-based vesting. The percentage level of performance satisfied for performance-based grants is assessed on or near the anniversary of the grant date and, in turn, that percentage level determines the number of performance-based restricted stock units available for vesting over the vesting period; portions of the performance-based grants not available for vesting will be forfeited. Restricted stock units do not have common stock voting rights, and the shares underlying the restricted stock units are not considered issued and outstanding until they become vested. Teradyne expenses the cost of the restricted stock unit awards subject to time-based vesting, which is determined to be the fair market value of the shares at the date of grant, ratably over the period during which the restrictions lapse.

Under the ESPP, eligible employees may purchase shares of common stock through regular payroll deductions of up to 10% of their eligible compensation, to a maximum of shares with a fair market value of $25,000 per calendar year, not to exceed 6,000 shares. The price paid for the common stock is equal to 85% of the lower of the fair market value of Teradyne's common stock on the first business day and the last business day of the purchase period. Beginning in January 2013, the price paid will be equal to 85% of the stock price on the last business day of the purchase period. There are two six-month purchase periods in each fiscal year.

The effect to income from continuing operations for recording stock-based compensation for the years ended December 31 was as follows:

	2012	2011	2010
		(in thousands)	
Cost of revenue	$ 6,604	$ 7,097	$ 6,536
Engineering and development	13,589	10,001	9,209
Selling and administrative	19,727	15,239	14,032
Stock-based compensation	39,920	32,337	29,777
Income tax benefit	(9,548)	(8,509)	—
Total stock-based compensation expense after income taxes	$30,372	$23,828	$29,777

Valuation Assumptions

The total number of stock options granted in 2012, 2011 and 2010 were 0.2 million, 0.1 million and 0.3 million, respectively, at the weighted average grant date fair value of $6.85, $6.74 and $4.10, respectively. The fair value of the stock options at grant date was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2012	2011	2010
Expected life (years)	3.50	4.00	4.75
Interest rate	0.4%	1.5%	2.4%
Volatility-historical	56.0%	52.1%	48.8%
Dividend yield	0.0%	0.0%	0.0%

Teradyne determined the stock option's expected life based upon historical exercise data for executive officers, the age of executives and the terms of the stock option award. Volatility was determined using historical volatility for a period equal to the expected life. The interest rate was determined using the U.S. Treasury yield curve in effect at the time of grant.

The weighted-average fair value of employee stock purchase rights granted pursuant to the ESPP in the first and last six months of 2012 was $4.09 and $3.42, respectively, the first and last six months of 2011 was $3.66 and $4.01, respectively, and the first and last six months of 2010 was $3.05 and $2.77, respectively. The fair value of the employees' purchase rights was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2012	2011	2010
Expected life (years)	0.5	0.5	0.5
Interest rate	0.1%	0.1%	0.2%
Volatility-historical	42.7%	41.0%	48.0%
Dividend yield	0.0%	0.0%	0.0%

As of December 31, 2012, there were 2.8 million shares available for grant under the ESPP.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. U.S. income taxes are not provided for on the earnings of non-U.S. subsidiaries, except Japan, which are expected to be reinvested indefinitely in operations outside the U.S. For intra-period tax allocations, Teradyne first utilizes non-equity related tax attributes, such as net operating losses and credit carryforwards and then equity-related tax attributes. Teradyne uses the with-and-without method for calculating excess stock compensation deductions and does not take into account any indirect impacts of excess stock compensation deductions on its research and development tax credits, domestic production activities deduction, and other differences between financial reporting and tax reporting.

On January 2, 2013, the American Taxpayer Relief Act of 2012 was enacted which retrospectively reinstated the research and development tax credit for 2012 and extended it through December 31, 2013. As a result, in the first quarter of 2013, Teradyne expects to record a discrete benefit related to 2012 of approximately $7.0 million.

Advertising Costs

Teradyne expenses all advertising costs as incurred. Advertising costs were $1.6 million, $1.0 million and $0.6 million in 2012, 2011 and 2010, respectively.

Translation of Non-U.S. Currencies

The functional currency for all non-U.S. subsidiaries is the U.S. dollar. All foreign currency denominated monetary assets and liabilities are re-measured on a monthly basis into the functional currency using exchange rates in effect at the end of the period. All foreign currency denominated non-monetary assets and liabilities are re-measured into the functional currency using historical exchange rates. Net foreign exchange gains and losses resulting from re-measurement are included in interest expense and other and were a loss of $4.5 million, a gain of $0.9 million and a gain of $2.5 million, respectively, for the years ended December 31, 2012, 2011 and 2010. These amounts do not reflect the corresponding gain (loss) from foreign exchange contracts. See Note H: "Financial Instruments" regarding foreign exchange contracts. Revenue and expense amounts are translated using an average of exchange rates in effect during the period.

Net Income (Loss) per Common Share

Basic net income (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Except where the result would be antidilutive, diluted net income (loss) per common share is calculated by dividing net income (loss) by the sum of the weighted average number of common shares plus common stock equivalents, if applicable.

Prior to the fourth quarter of 2010, net income for diluted net income (loss) per share includes an adjustment related to the convertible notes that represents interest expense that would have not been recorded if the notes converted at the beginning of the period. Dilutive potential common shares include incremental shares from assumed conversion of the convertible notes and the convertible notes hedge warrant shares. Incremental shares from assumed conversion of the convertible notes are calculated using the difference between the average Teradyne stock price for the period and the conversion price of $5.48, multiplied by the 34.7 million shares that will be issued upon conversion. The result of this calculation, representing the total intrinsic value of the convertible debt, is divided by the average Teradyne stock price for the period. Convertible notes hedge warrant shares are calculated using the difference between the average Teradyne stock price for the period and the warrant price of $7.67, multiplied by the 34.7 million shares that will be issued upon conversion. The result of this calculation, representing the total intrinsic value of the warrant, is divided by the average Teradyne stock price for the period. Teradyne's call option for 34.7 million shares at an exercise price of $5.48 is not used in the GAAP earnings per share calculation as its effect would be anti-dilutive.

With respect to Teradyne's convertible debt, Teradyne intends to settle its conversion spread (i.e., the intrinsic value of the embedded option feature contained in the convertible debt) in shares. Teradyne accounts for its conversion spread using the treasury stock method. In the fourth quarter of 2010, Teradyne determined that it had the ability and intent to settle the principal amount of the convertible debt in cash; accordingly as of the fourth quarter of 2010, the principal amount has been excluded from the determination of diluted earnings per share.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss), unrealized pension prior service costs and benefits, unrealized gains and losses on certain investments in debt and equity securities and foreign currency translation adjustments.

C. CHANGE IN ACCOUNTING PRINCIPLE

Effective January 1, 2012, Teradyne changed the method of recognizing actuarial gains and losses for its defined benefit pension plans and postretirement benefit plan and calculating the expected return on plan assets for its defined benefit pension plans. Historically, Teradyne recognized net actuarial gains and losses in accumulated other comprehensive income within shareholders' equity on the consolidated balance sheets on an annual basis and amortized them into operating results over the average remaining years of service of the plan participants, to the extent such gains and losses were outside of a range ("corridor"). Teradyne has elected to immediately recognize net actuarial gains and losses and the change in the fair value of the plan assets in its operating results in the year in which they occur or upon any interim remeasurement of the plans. In addition, Teradyne used to calculate the expected return on plan assets using a calculated market-related value of plan assets. Effective January 1, 2012, Teradyne elected to calculate the expected return on plan assets using the fair value of the plan assets.

Teradyne believes that this new method is preferable as it eliminates the delay in recognizing gains and losses in its operating results and it will improve the transparency by faster recognition of the effects of economic and interest rate trends on plan obligation and investments. These actuarial gains and losses are generally measured annually as of December 31 and, accordingly, will be recorded during the fourth quarter of each year or upon any interim remeasurement of the plans. In accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, all prior periods presented in this Annual Report on Form 10-K have been adjusted to apply the new accounting method retrospectively.

Had these changes not been made, net income for the year ended December 31, 2012 would have been $207.0 million compared to $217.0 million actually recorded. Diluted earnings per share would have been $0.90 compared to $0.94 for the year ended December 31, 2012.

The effects of the change in accounting principle on the condensed consolidated financial statements for 2011 and 2010 are presented below. We have condensed the comparative financial statements for financial statement line items that were not affected by the change in accounting principle.

Condensed Consolidated Balance Sheets

	December 31, 2011		
	Originally Reported	Effect of Accounting Change	As Adjusted
	(in thousands)		
Assets:			
Total assets	$2,188,639	$ —	$2,188,639
Liabilities:			
Total liabilities	683,579	—	683,579
Shareholders' Equity:			
Common stock	22,948	—	22,948
Additional paid-in capital	1,293,130	—	1,293,130
Accumulated other comprehensive (loss) income	(129,875)	134,621	4,746
Retained earnings	318,857	(134,621)	184,236
Total shareholders' equity	1,505,060	—	1,505,060
Total liabilities and shareholders' equity	$2,188,639	$ —	$2,188,639

Condensed Consolidated Statements of Operations

	For the Year Ended December 31, 2011		
	Originally Reported	Effect of Accounting Change	As Adjusted
	(in thousands, except per share amounts)		
Net revenues	$1,429,061	$ —	$1,429,061
Cost of revenues	715,368	1,870	717,238
Gross profit	713,693	(1,870)	711,823
Operating expenses:			
Engineering and development	195,600	2,198	197,798
Selling and administrative	233,711	1,608	235,319
Acquired intangible asset amortization	40,465	—	40,465
Restructuring and other	8,203	(1,460)	6,743
Total operating expenses	477,979	2,346	480,325
Income from operations	235,714	(4,216)	231,498
Interest income	6,617	—	6,617
Interest expense and other	(23,694)	—	(23,694)
Income from continuing operations before income taxes	218,637	(4,216)	214,421
Income tax benefit	(129,256)	(280)	(129,536)
Income from continuing operations	347,893	(3,936)	343,957
Income from discontinued operations before income taxes	1,278	—	1,278
Benefit from income taxes	(267)	—	(267)
Income from discontinued operations	1,545	—	1,545
Gain on disposal of discontinued operations (net of tax of $4,578)	24,371	—	24,371
Net income	$ 373,809	$(3,936)	$ 369,873

	For the Year Ended December 31, 2011		
	Originally Reported	Effect of Accounting Change	As Adjusted
	(in thousands, except per share amounts)		
Net income per common share from continuing operations:			
Basic	$ 1.88	$(0.02)	$ 1.86
Diluted	$ 1.53	$(0.01)	$ 1.52
Net income per common share:			
Basic	$ 2.02	$(0.02)	$ 2.00
Diluted	$ 1.65	$(0.02)	$ 1.63
Weighted average common shares—basic	184,683		184,683
Weighted average common shares—diluted	226,820		226,820

	For the Year Ended December 31, 2010		
	Originally Reported	Effect of Accounting Change	As Adjusted
	(in thousands, except per share amounts)		
Net revenues	$1,566,162	$ —	$1,566,162
Cost of revenues	710,196	(1,617)	708,579
Gross profit	855,966	1,617	857,583
Operating expenses:			
Engineering and development	193,017	(1,154)	191,863
Selling and administrative	226,820	(1,487)	225,333
Acquired intangible asset amortization	29,250	—	29,250
Restructuring and other	(817)	(2,983)	(3,800)
Total operating expenses	448,270	(5,624)	442,646
Income from operations	407,696	7,241	414,937
Interest income	5,861	—	5,861
Interest expense and other	(24,451)	—	(24,451)
Income from continuing operations before income taxes	389,106	7,241	396,347
Provision for income taxes	14,504	2,151	16,655
Income from continuing operations	374,602	5,090	379,692
Income from discontinued operations before income taxes	5,406	—	5,406
Provision for income taxes	278	—	278
Income from discontinued operations	5,128	—	5,128
Net income	$ 379,730	$ 5,090	$ 384,820
Net income per common share from continuing operations:			
Basic	$ 2.08	$ 0.03	$ 2.11
Diluted	$ 1.71	$ 0.02	$ 1.73

	For the Year Ended December 31, 2010		
	Originally Reported	Effect of Accounting Change	As Adjusted
	(in thousands, except per share amounts)		
Net income per common share:			
Basic	$ 2.11	$0.03	$ 2.14
Diluted	$ 1.73	$0.02	$ 1.75
Weighted average common share—basic	179,924		179,924
Weighted average common share—diluted	226,807		226,807

Condensed Consolidated Statements of Comprehensive Income

	For the Year Ended December 31, 2011		
	Originally Reported	Effect of Accounting Change	As Adjusted
	(in thousands)		
Net income	$373,809	$(3,936)	$369,873
Other comprehensive income, net of tax:			
Foreign currency translation reclassification adjustment included in net income	2,266	—	2,266
Unrealized gains on marketable securities	(3)	—	(3)
Defined benefit pension and post-retirement plans:			
Actuarial losses arising during period, net of tax of ($3,427), $3,427	(9,496)	9,496	—
Less: Amortization included in net periodic pension and postretirement costs:			
Actuarial losses, net of tax of $3,385, ($3,385)	5,560	(5,560)	—
Prior service costs, net of tax of $9	14	—	14
	5,574	(5,560)	14
Other comprehensive (loss) income	(1,659)	3,936	2,277
Comprehensive income	$372,150	$ —	$372,150

	For the Year Ended December 31, 2010		
	Originally Reported	Effect of Accounting Change	As Adjusted
		(in thousands)	
Net income	$379,730	$ 5,090	$384,820
Other comprehensive income, net of tax:			
Foreign currency translation reclassification adjustment included in net income	(349)	—	(349)
Unrealized gains on marketable securities	1,559	—	1,559
Defined benefit pension and post-retirement plans:			
Actuarial gains arising during period, net of tax of ($1,826), $1,826	(288)	288	—
Prior service cost arising during period, net of tax of $0	3,279	—	3,279
Less: Amortization included in net periodic pension and post-retirement costs:			
Actuarial losses, net of tax of $133, ($133)	5,378	(5,378)	—
Prior service costs, net of tax of $0	310	—	310
	5,688	(5,378)	310
Other comprehensive income	9,889	(5,090)	4,799
Comprehensive income	$389,619	$ —	$389,619

Condensed Consolidated Statements of Cash Flows

	For the Year Ended December 31, 2011		
	Originally Reported	Effect of Accounting Change	As Adjusted
		(in thousands)	
Cash flows from operating activities:			
Net income	$ 373,809	$ (3,936)	$ 369,873
Less: Income from discontinued operations	1,545	—	1,545
Less: Gain on disposal of discontinued operations	24,371	—	24,371
Income from continuing operations	347,893	(3,936)	343,957
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation	51,040	—	51,040
Amortization	62,284	(8,946)	53,338
Stock-based compensation	32,337	—	32,337
Provision for excess and obsolete inventory	11,601	—	11,601
Non cash charge for the sale of inventories revalued at the date of acquisition	12,178	—	12,178
Retirement plan actuarial losses	—	13,564	13,564
Deferred taxes	(146,669)	(280)	(146,949)
Other	1,911	(402)	1,509
Changes in operating assets and liabilities, net of businesses sold and acquired:			
Accounts receivable	66,367	—	66,367
Inventories	(615)	—	(615)
Other assets	(22,600)	—	(22,600)
Deferred revenue and customer advances	(68,359)	—	(68,359)
Accounts payable and other accrued expenses	(48,222)	—	(48,222)
Retirement plan contributions	(11,851)	—	(11,851)
Accrued income taxes	(8,727)	—	(8,727)

	For the Year Ended December 31, 2011		
	Originally Reported	Effect of Accounting Change	As Adjusted
	(in thousands)		
Net cash provided by continuing operations	$278,568	$ —	$278,568
Net cash used for discontinued operations	(4,804)	—	(4,804)
Net cash provided by operating activities	273,764	—	273,764
Net cash used for investing activities	(81,457)	—	(81,457)
Net cash used for financing activities	(16,308)	—	(16,308)
Increase in cash and cash equivalents	175,999	—	175,999
Cash and cash equivalents at beginning of year	397,737	—	397,737
Cash and cash equivalents at end of year	$573,736	$ —	$573,736

	For the Year Ended December 31, 2010		
	Originally Reported	Effect of Accounting Change	As Adjusted
	(in thousands)		
Cash flows from operating activities:			
Net income	$ 379,730	$ 5,090	$ 384,820
Less: Income from discontinued operations	5,128	—	5,128
Income from continuing operations	374,602	5,090	379,692
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation	52,810	—	52,810
Amortization	46,217	(5,511)	40,706
Stock-based compensation	29,777	—	29,777
Provision for excess and obsolete inventory	5,971	—	5,971
Retirement plan actuarial losses	—	(1,351)	(1,351)
Deferred taxes	(3,670)	2,151	(1,519)
Other	2,907	(379)	2,528
Changes in operating assets and liabilities, net of businesses sold:			
Accounts receivable	(50,418)	—	(50,418)
Inventories	3,715	—	3,715
Other assets	8,460	—	8,460
Deferred revenue and customer advances	72,744	—	72,744
Accounts payable and other accrued expenses	62,201	—	62,201
Retirement plan contributions	(52,452)	—	(52,452)
Accrued income taxes	8,465	—	8,465
Net cash provided by continuing operations	561,329	—	561,329
Net cash provided by discontinued operations	4,957	—	4,957
Net cash provided by operating activities	566,286	—	566,286
Net cash used for investing activities	(627,660)	—	(627,660)
Net cash provided by financing activities	42,374	—	42,374
Decrease in cash and cash equivalents	(19,000)	—	(19,000)
Cash and cash equivalents at beginning of year	416,737	—	416,737
Cash and cash equivalents at end of year	$ 397,737	$ —	$ 397,737

D. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2011, the FASB issued ASU No. 2011-11, *"Disclosures about Offsetting Assets and Liabilities."* This ASU is intended to enhance the understanding of the effects of netting arrangements on an entity's financial statements, including financial instruments and derivative instruments that are either offset or subject to a master netting arrangement. The scope of this ASU includes sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and lending arrangements. In January 2013, the FASB issued ASU No. 2013-01 *"Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities."* This standard provided additional guidance on the scope of ASU 2011-11. The provisions of this ASU are effective for interim and annual periods beginning on or after January 1, 2013.

In February 2013, the FASB issued ASU No. 2013-02, *"Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income."* Under this ASU, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income ("AOCI") by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. The provisions of this ASU are effective for interim and annual periods beginning on or after January 1, 2013.

E. DISCONTINUED OPERATIONS

On March 21, 2011, Teradyne completed the sale of its Diagnostic Solutions business unit, which was included in the Systems Test Group segment, to SPX Corporation for $40.2 million in cash. Teradyne sold this business as its growth potential as a stand-alone business within Teradyne was significantly less than if it was part of a larger automotive supplier. The financial information for Diagnostic Solutions has been reclassified to discontinued operations for all periods presented. Net revenues and income from discontinued operations for the years ended December 31, 2012, 2011 and 2010 were as follows:

	2012	2011	2010
		(in thousands)	
Net revenues	$—	$ 9,086	$42,488
Income from discontinued operation before income taxes	$—	$ 1,278	$ 5,406
Gain from disposal of discontinued operation before income taxes	—	28,949	—
Income tax provision	—	4,311	278
Income from discontinued operations	$—	$25,916	$ 5,128

F. ACQUISITIONS

Business

LitePoint Corporation

On October 5, 2011, Teradyne completed its acquisition of LitePoint Corporation ("LitePoint") located in Sunnyvale, California. The total purchase price of $646.0 million consisted of $572.7 million of cash paid to acquire the outstanding common and preferred stock of LitePoint, $68.9 million in fair value of contingent consideration payable upon achievement of certain revenue targets through 2012 and $4.5 million in fair value of assumed vested stock options, which were converted into stock options to purchase Teradyne's common stock. The fair value of stock options was estimated using the following weighted average assumptions:

Expected life (years)	6.2
Expected volatility	49.1%
Risk-free interest rate	1.3%
Dividend yield	0.0%

LitePoint designs, develops, and supports advanced wireless test solutions for the development and manufacturing of wireless devices, including smart phones, tablets, notebooks/laptops, personal computer peripherals, and other Wi-Fi enabled devices. LitePoint's IQ product line consists of cellular and connectivity test solutions used by developers and manufacturers of wireless devices and consumer electronics. LitePoint is Teradyne's Wireless Test operating and reportable segment.

The LitePoint acquisition was accounted for as a purchase business combination and, accordingly, the results have been included in Teradyne's consolidated results of operation from the date of acquisition. The allocation of the total purchase price of LitePoint net tangible and identifiable intangible assets was based on their estimated fair values as of the acquisition date. The excess of the purchase price over the identifiable intangible and net tangible assets in the amount of $349.3 million was allocated to goodwill, which is not deductible for tax purposes. The following represents the allocation of the purchase price:

	Purchase Price Allocation
	(in thousands)
Goodwill	$ 349,272
Intangible assets	310,500
Tangible assets acquired and liabilities assumed:	
Cash, cash equivalents and short term marketable securities	61,250
Other current assets	75,615
Non-current assets	5,838
Accounts payable and current liabilities	(37,177)
Long-term deferred tax liabilities	(115,463)
Other long-term liabilities	(3,788)
Total purchase price	$ 646,047

Teradyne estimated the fair value of intangible assets using the income and cost approach. Acquired intangible assets are amortized on a straight-line basis over their estimated useful lives. The following table represents components of these intangible assets and their estimated useful lives at the acquisition date:

	Fair Value	Estimated Useful Life
	(in thousands)	(in years)
Developed technology	$237,100	6.4
Customer relationships	53,700	7.0
Tradenames	19,000	7.0
Customer backlog	700	0.3
Total intangible assets	$310,500	6.5

For the period from October 5, 2011 to December 31, 2011, LitePoint contributed $28.4 million of revenues and had a $(20.6) million loss from continuing operations before income taxes.

The following unaudited pro forma information gives effect to the acquisition of LitePoint as if the acquisition occurred on January 1, 2010. The unaudited pro forma results are not necessarily indicative of what actually would have occurred had the acquisition been in effect for the periods presented:

	For the Year Ended	
	December 31, 2011	December 31, 2010
	(in thousands, except per share amounts)	
Revenue	$1,527,044	$1,652,153
Income from continuing operations	$ 357,060	$ 309,549
Net income	$ 382,976	$ 314,972
Income from continuing operations per common share:		
Basic	$ 1.93	$ 1.72
Diluted	$ 1.56	$ 1.42
Net income per common share:		
Basic	$ 2.07	$ 1.75
Diluted	$ 1.67	$ 1.44

Pro forma results for the year ended December 31, 2010 include non-recurring expenses related to acquired inventory fair value adjustment of $18.3 million and $13.3 million of transaction fees incurred by both Teradyne and LitePoint.

G. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	2012	2011
	(in thousands)	
Land	$ 16,561	$ 16,561
Buildings	106,706	105,846
Machinery and equipment	606,414	556,661
Furniture and fixtures, and software	93,683	91,948
Leasehold improvements	29,585	25,898
Construction in progress	3,425	1,280
	856,374	798,194
Less: accumulated depreciation and amortization	590,592	565,987
	$265,782	$232,207

Depreciation and amortization of property, plant and equipment for the years ended December 31, 2012, 2011 and 2010 was $55.0 million, $51.0 million and $52.8 million, respectively.

H. FINANCIAL INSTRUMENTS

Cash Equivalents

Teradyne considers all highly liquid investments with maturities of three months or less at the date of acquisition to be cash equivalents.

Marketable Securities

Teradyne accounts for its investments in debt and equity securities in accordance with the provisions of ASC 320-10, "*Investments—Debt and Equity Securities.*" ASC 320-10 requires that certain debt and equity securities be classified into one of three categories; trading, available-for-sale or held-to-maturity securities. On a quarterly basis, Teradyne reviews its investments to identify and evaluate those that have an indication of a potential other-than-temporary impairment. Factors considered in determining whether a loss is other-than-temporary include:

- The length of time and the extent to which the market value has been less than cost;
- The financial condition and near-term prospects of the issuer; and
- The intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

Teradyne uses the market and income approach techniques to value its financial instruments and there were no changes in valuation techniques during the years ended December 31, 2012, 2011 and 2010. As defined in ASC 820-10 "*Fair Value Measurements and Disclosures*", fair value is the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820-10 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted prices in active markets for identical assets as of the reporting date.

Level 2: Inputs other than Level 1, that are observable either directly or indirectly as of the reporting date. For example, a common approach for valuing fixed income securities is the use of matrix pricing. Matrix pricing is a mathematical technique used to value securities by relying on the securities' relationship to other benchmark quoted prices, and therefore is considered a Level 2 input.

Level 3: Unobservable inputs that are not supported by market data. Unobservable inputs are developed based on the best information available, which might include Teradyne's own data.

Most of Teradyne's fixed income securities are classified as Level 2, with the exception of U.S. Treasury securities and investments in equity and debt mutual funds, which are classified as Level 1, and contingent consideration, which is classified as Level 3. The majority of Level 2 securities are priced by third party pricing vendors. These pricing vendors utilize the most recent observable market information in pricing these securities or, if specific prices are not available, use other observable inputs like market transactions involving identical or comparable securities.

There were no realized losses recorded in 2012, 2011 and 2010. Realized gains recorded in 2012, 2011 and 2010 were $1.4 million, $2.7 million and $3.2 million, respectively. Realized gains are included in interest income. Unrealized gains and losses are included in accumulated other comprehensive income (loss). The cost of securities sold is based on the specific identification method.

During the years ended December 31, 2012 and 2011, there were no transfers in or out of Level 1, Level 2 or Level 3 financial instruments.

The following table sets forth by fair value hierarchy Teradyne's financial assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2012 and 2011.

	December 31, 2012			
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(in thousands)			
Assets				
Cash	$139,354	$ —	$ —	$ 139,354
Cash equivalents	183,039	16,527	—	199,566
Available for sale securities:				
U.S. Treasury securities	312,116	—	—	312,116
U.S. government agency securities	—	217,655	—	217,655
Commercial paper	—	70,434	—	70,434
Corporate debt securities	—	55,755	—	55,755
Equity and debt mutual funds	9,717	—	—	9,717
Certificates of deposit and time deposits	—	1,627	—	1,627
Non-U.S. government securities	—	84	—	84
Total	644,226	362,082	—	1,006,308
Derivatives	—	121	—	121
Total	$644,226	$362,203	$ —	$1,006,429
Liabilities				
Contingent consideration	$ —	$ —	$388	$ 388
Total	$ —	$ —	$388	$ 388

Reported as follows:

	(Level 1)	(Level 2)	(Level 3)	Total
	(in thousands)			
Assets				
Cash and cash equivalents	$322,393	$ 16,527	$ —	$ 338,920
Marketable securities	239,192	192,324	—	431,516
Long-term marketable securities	82,641	153,231	—	235,872
Prepayments and other current assets	—	121	—	121
	$644,226	$362,203	$ —	$1,006,429
Liabilities				
Contingent consideration	$ —	$ —	$388	$ 388
	$ —	$ —	$388	$ 388

	December 31, 2011			
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(in thousands)			
Assets				
Cash	$161,243	$ —	$ —	$161,243
Cash equivalents	396,329	16,164	—	412,493
Available for sale securities:				
U.S. government agency securities	—	83,197	—	83,197
Corporate debt securities	—	44,829	—	44,829
Commercial paper	—	22,075	—	22,075
U.S. Treasury securities	14,180	—	—	14,180
Equity and debt mutual funds	8,237	—	—	8,237
Certificates of deposit and time deposits	—	8,117	—	8,117
Non-U.S. government securities	—	274	—	274
Total	$579,989	$174,656	$ —	$754,645
Liabilities				
Derivatives	$ —	$ 314	$ —	$ 314
Contingent consideration	—	—	68,892	68,892
Total	$ —	$ 314	$68,892	$ 69,206

Reported as follows:

	(Level 1)	(Level 2)	(Level 3)	Total
	(in thousands)			
Assets				
Cash and cash equivalents	$557,572	$ 16,164	$ —	$573,736
Marketable securities	9,044	87,458	—	96,502
Long-term marketable securities	13,373	71,034	—	84,407
	$579,989	$174,656	$ —	$754,645
Liabilities				
Other accrued liabilities	$ —	$ 314	$ —	$ 314
Contingent consideration	—	—	68,892	68,892
	—	$ 314	$68,892	$ 69,206

Changes in the fair value of Level 3 contingent consideration for the year ended December 31, 2012 and December 31, 2011 were as follows:

	Contingent Consideration
	(in thousands)
Balance at December 31, 2010	$ —
Acquisition of LitePoint	68,892
Balance at December 31, 2011	68,892
Fair value adjustment	(8,794)
Payments	(59,710)
Balance at December 31, 2012	$ 388

The carrying amounts and fair values of financial instruments at December 31, 2012 and 2011 were as follows:

	December 31, 2012		December 31, 2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in thousands)			
Cash and cash equivalents	$338,920	$338,920	$573,736	$573,736
Marketable securities	667,388	667,388	180,909	180,909
Convertible debt (1)	169,896	589,000	156,098	485,925
Japan loan	3,491	3,491	6,431	6,431

(1) The carrying value represents the bifurcated debt component only, while the fair value is based on quoted market prices for the convertible note which includes the equity conversion feature.

The fair values of cash and cash equivalents, accounts receivable, net and accounts payable approximate the carrying amount due to the short term maturities of these instruments.

The following tables summarize the composition of available for sale marketable securities at December 31, 2012 and 2011:

	December 31, 2012				
	Available-for-Sale				Fair Market Value of Investments with Unrealized Losses
	Cost	Unrealized Gain	Unrealized (Loss)	Fair Market Value	
	(in thousands)				
U.S. Treasury securities	$311,915	$ 216	$(15)	$312,116	$ 1,018
U.S. government agency securities	217,396	262	(3)	217,655	9,018
Commercial paper	70,431	9	(6)	70,434	25,209
Corporate debt securities	53,405	2,414	(64)	55,755	23,255
Equity and debt mutual funds	8,767	961	(11)	9,717	600
Certificates of deposit and time deposits	1,627	—	—	1,627	—
Non-U.S. government securities	84	—	—	84	—
	$663,625	$3,862	$(99)	$667,388	$59,100

Reported as follows:

	Cost	Unrealized Gain	Unrealized (Loss)	Fair Market Value	Fair Market Value of Investments with Unrealized Losses
	(in thousands)				
Marketable securities	$431,324	$ 203	$(11)	$431,516	$41,110
Long-term marketable securities	232,301	3,659	(88)	235,872	17,990
	$663,625	$3,862	$(99)	$667,388	$59,100

	December 31, 2011				
	Available-for-Sale				
	Cost	Unrealized Gain	Unrealized (Loss)	Fair Market Value	Fair Market Value of Investments with Unrealized Losses
			(in thousands)		
U.S. government agency securities	$ 83,070	$ 152	$ (25)	$ 83,197	$28,510
Corporate debt securities	43,077	1,893	(141)	44,829	17,033
Commercial paper	22,083	2	(10)	22,075	9,479
U.S. Treasury securities	14,141	39	—	14,180	—
Equity and debt mutual funds	7,876	477	(116)	8,237	3,749
Certificates of deposit and time deposits	8,122	—	(5)	8,117	5,800
Non-U.S. government securities	256	18	—	274	—
	$178,625	$2,581	$(297)	$180,909	$64,571

Reported as follows:

	Cost	Unrealized Gain	Unrealized (Loss)	Fair Market Value	Fair Market Value of Investments with Unrealized Losses
			(in thousands)		
Marketable securities	$ 96,518	$ 24	$ (40)	$ 96,502	$35,595
Long-term marketable securities	82,107	2,557	(257)	84,407	28,976
	$178,625	$2,581	$(297)	$180,909	$64,571

As of December 31, 2012, the fair market value of investments with unrealized losses totaled $59.1 million. There were no unrealized losses greater than one year. As of December 31, 2011, the fair market value of investments with unrealized losses totaled $64.6 million. Of this value, $2.4 million had unrealized losses for greater than one year and $62.2 million had unrealized losses for less than one year. Teradyne reviews its investments to identify and evaluate investments that have an indication of possible impairment. Based on this review, Teradyne determined that the unrealized losses related to these investments, at December 31, 2012 and 2011, were temporary.

The contractual maturities of investments held at December 31, 2012 were as follows:

	Cost	Fair Value
	(in thousands)	
Due within one year	$431,324	$431,516
Due after 1 year through 5 years	208,754	209,902
Due after 5 years through 10 years	7,493	7,773
Due after 10 years	16,054	18,197
Total	$663,625	$667,388

Derivatives

Teradyne conducts business in a number of foreign countries, with certain transactions denominated in local currencies. The purpose of Teradyne's foreign currency management is to minimize the effect of exchange rate fluctuations on certain foreign currency denominated net monetary assets. Teradyne does not use derivative financial instruments for trading or speculative purposes.

To minimize the effect of exchange rate fluctuations associated with the remeasurement of net monetary assets denominated in foreign currencies, Teradyne enters into foreign currency forward contracts. The change in fair value of these derivatives is recorded directly in earnings, and is used to offset the change in value of the net monetary assets denominated in foreign currencies.

At December 31, 2012 and 2011, Teradyne had the following contracts to buy and sell non-U.S. currencies for U.S. dollars and other non-U.S. currencies with the following notional amounts:

	December 31, 2012			December 31, 2011		
	Buy Position	Sell Position	Net Total	Buy Position	Sell Position	Net Total
	(in millions)					
Japanese Yen	$ —	$36.3	$ 36.3	$ —	$50.8	$ 50.8
Taiwan Dollar	—	4.2	4.2	(0.8)	6.3	5.5
British Pound Sterling	—	5.5	5.5	—	10.1	10.1
Euro	(16.8)	1.3	(15.5)	(15.2)	2.1	(13.1)
Total	$(16.8)	$47.3	$ 30.5	$(16.0)	$69.3	$ 53.3

The fair value of the outstanding contracts was a gain of $0.1 million and a loss of $0.3 million at December 31, 2012 and 2011, respectively.

In 2012, Teradyne recorded net realized gains of $4.0 million related to foreign currency forward contracts hedging net monetary positions. In 2011 and 2010, Teradyne recorded net realized losses of $1.3 million and $2.3 million, respectively, related to foreign currency forward contracts hedging net monetary positions. Gains and losses on foreign currency forward contracts and foreign currency remeasurement gains and losses on monetary assets and liabilities are included in interest expense and other.

The following table summarizes the fair value of derivative instruments as of December 31, 2012 and 2011:

	Balance Sheet Location	December 31, 2012	December 31, 2011
		(in thousands)	
Derivatives not designated as hedging instruments:			
Foreign exchange contracts	Prepayments and other current assets	$121	$ —
Foreign exchange contracts	Other accrued liabilities	—	314
Total derivatives		$121	$314

The following table summarizes the effect of derivative instruments in the statement of operations recognized for the years ended December 31, 2012, 2011 and 2010 (the table does not reflect the corresponding gain (loss) from the remeasurement of the balance sheet):

	Location of Gains (Losses) Recognized in Statement of Operations	December 31, 2012	December 31, 2011	December 31, 2010
			(in thousands)	
Derivatives not designated as hedging instruments:				
Foreign exchange contracts	Interest expense and other	$3,974	$(1,327)	$(2,289)
Total derivatives		$3,974	$(1,327)	$(2,289)

See Note I: "Debt" regarding derivatives related to the convertible senior notes.

Concentration of Credit Risk

Financial instruments which potentially subject Teradyne to concentrations of credit risk consist principally of cash equivalents, marketable securities, forward currency contracts and accounts receivable. Teradyne's cash equivalents consist primarily of money market funds invested in U.S. Treasuries and government agencies. Teradyne's fixed income available-for-sale marketable securities have a minimum rating of AA by one or more of the major credit rating agencies. Teradyne places foreign currency forward contracts with high credit-quality financial institutions in order to minimize credit risk exposure. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of geographically dispersed customers. Teradyne performs ongoing credit evaluations of its customers' financial condition and from time to time may require customers to provide a letter of credit from a bank to secure accounts receivable.

I. DEBT

Long-term debt at December 31, 2012 and 2011 consisted of the following:

	2012	2011
	(in thousands)	
Convertible senior notes	$169,896	$156,098
Japan loan	3,491	6,431
Total debt	173,387	162,529
Current portion of long-term debt	2,328	2,573
Long-term debt	$171,059	$159,956

The debt principal payments for the next 5 years and thereafter are as follows:

Payments Due by Period	Debt Principal Payment
	(in thousands)
2013	$ 2,328
2014	191,163
2015	—
2016	—
2017	—
Beyond 2017	—
Total	$193,491

Loan Agreement

On March 31, 2009, Teradyne K.K., Teradyne's wholly-owned subsidiary in Japan, entered into a loan agreement with a local bank in Japan to borrow approximately $10.0 million (the loan is denominated in Japanese Yen). The loan has a term of 5 years and a fixed interest rate of 0.8%. Approximately $6.0 million of the loan is collateralized by a real estate mortgage on Teradyne K.K.'s building and land in Kumamoto, Japan (which had a net book value of $12.3 million as of December 31, 2012) and approximately $4.0 million is unsecured. Teradyne, Inc. has guaranteed payment of the loan obligation. The loan is amortized over the term of the loan with semi-annual principal payments of approximately $1 million payable on September 30 and March 30 each year. At December 31, 2012, approximately $2.3 million of the outstanding loan principal is included in current debt and approximately $1.2 million is classified as long-term debt.

Convertible Senior Notes

On March 31, 2009, Teradyne entered into an underwriting agreement regarding a public offering of $175.0 million aggregate principal amount of 4.50% convertible senior notes due March 15, 2014 (the "Notes").

On April 1, 2009, the underwriters exercised their option to purchase an additional $15.0 million aggregate principal amount of the Notes for a total aggregate principal amount of $190.0 million. The Notes bear interest at a rate of 4.50% per annum, payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2009. The Notes will mature on March 15, 2014, unless earlier repurchased by Teradyne or converted. The Notes are senior unsecured obligations and rank equally with all of Teradyne's existing and future senior debt and senior to any of Teradyne's subordinated debt.

The Notes may be converted, under certain circumstances and during certain periods, at an initial conversion rate of approximately 182.65 shares of Teradyne's common stock per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $5.48, a 25% conversion premium based on the last reported sale price of $4.38 per share of Teradyne's common stock on March 31, 2009. The conversion rate is subject to adjustment in certain circumstances.

Holders may convert their Notes at their option prior to the close of business on the business day immediately preceding December 15, 2013, under the following circumstances: (1) during the five business-day period after any five consecutive trading day period (the "measurement period") in which the price per Note for each day of that measurement period was less than 98% of the product of the last reported sale price of Teradyne's common stock and the conversion rate for such date; (2) during any calendar quarter, if the last reported sale price of Teradyne's common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or (3) upon the occurrence of certain specified events. Additionally, the Notes are convertible during the last three months prior to the March 15, 2014 maturity date. Upon conversion, holders will receive, at Teradyne's option, shares of Teradyne common stock, cash or a combination of cash and shares of Teradyne common stock, subject to Teradyne's option to irrevocably elect to settle all future conversions in cash up to the principal amount of the Notes and shares of common stock for any excess.

During each calendar quarter of 2012 and 2011, one of the above described circumstances that allows holders to convert their Notes at their option prior to December 15, 2013 had occurred (the last reported sale price of Teradyne's common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeded 130% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter). As of February 28, 2013, one holder exercised the option to convert two thousand dollars worth of Notes.

Teradyne may not redeem the Notes prior to their maturity. Holders of the Notes may require Teradyne to purchase in cash all or a portion of their Notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest, upon the occurrence of certain fundamental changes involving Teradyne (which include, among others, the liquidation or dissolution of Teradyne, the acquisition of 50% or more of the total voting shares of Teradyne, certain mergers and consolidations, and the delisting of Teradyne's stock).

Concurrently with the offering of the Notes, Teradyne entered into a convertible note hedge transaction with a strike price equal to the initial conversion price of the Notes, or approximately $5.48. The convertible note hedge allows Teradyne to receive shares of its common stock and/or cash related to the excess conversion value that it would pay to the holders of the Notes upon conversion. The convertible note hedges will cover, subject to customary antidilution adjustments, approximately 34,703,196 shares of Teradyne's common stock. Teradyne paid approximately $64.6 million for the convertible note hedges.

Separately, Teradyne entered into a warrant transaction with a strike price of approximately $7.67 per share, which is 75% higher than the closing price of Teradyne's common stock on March 31, 2009. The warrants will be net share settled and will cover, subject to customary antidilution adjustments, approximately 34,703,196 shares of Teradyne's common stock. Teradyne received approximately $43.0 million for the warrants.

The convertible note hedge and warrant transaction will generally have the effect of increasing the conversion price of the Notes to approximately $7.67 per share of Teradyne's common stock, representing a 75% conversion premium based upon the closing price of Teradyne's common stock on March 31, 2009.

On April 6, 2009, Teradyne completed its registered public offering of the $190.0 million aggregate principal amount convertible senior notes and settled the related convertible bond hedge and warrant transaction and received approximately $163.0 million as a result of these financing transactions.

Teradyne considered the guidance of ASC 815-40, *"Derivatives and Hedging—Contracts in Entity's Own Equity"* and concluded that the convertible note hedge is both indexed to Teradyne's stock and should be classified in stockholders' equity in its statement of financial position. The convertible note hedge is considered indexed to Teradyne's stock as the terms of the convertible note hedge do not contain an exercise contingency and the settlement amount equals the difference between the fair value of a fixed number of Teradyne's shares and a fixed strike price. Because the only variable that can affect the settlement amount is Teradyne's stock price, which is an input to the fair value of a fixed-for-fixed option contract, the convertible note hedge is considered indexed to Teradyne's stock.

Teradyne assessed whether the convertible note hedge should be classified as equity under ASC 815-40. In the convertible note hedge contract the settlement terms permit net cash settlement or net share settlement, at the option of Teradyne. Therefore, the criteria as set forth in ASC 815-40 were evaluated by Teradyne. In reviewing the criteria, Teradyne noted the following: (1) the convertible note hedge does not require Teradyne to issue shares; (2) there are no cash payments for failure to make timely filings with the SEC; (3) in the case of termination, the convertible note hedge is settled in the same consideration as the holders of the underlying stock; (4) the counterparty does not have rights that rank higher than those of a shareholder of the stock underlying the convertible note hedge; and (5) there is no requirement to post collateral. Based on its analysis of those criteria, Teradyne concluded that the convertible note hedge should be recorded in equity and no further adjustment should be made in future periods to adjust the value of the convertible note hedge.

Teradyne analyzed the warrant transaction under ASC 815-40, "Derivatives and Hedging – Contracts in Entity's Own Equity" and other relevant literature, and determined that it met the criteria for classification as an equity transaction and is considered indexed to Teradyne's stock. As a result, Teradyne recorded the proceeds from the warrants as an increase to additional paid-in capital. Teradyne does not recognize subsequent changes in fair value of the warrant in its financial statements.

The provisions of ASC 470-20, *"Debt with Conversion and Other Options"* are applicable to the Notes. ASC 470-20 requires Teradyne to separately account for the liability (debt) and equity (conversion feature) components of the Notes in a manner that reflects Teradyne's nonconvertible debt borrowing rate at the date of issuance when interest cost is recognized in subsequent periods. Teradyne allocated $63.4 million of the $190.0 million principal amount of the Notes to the equity component, which represents a discount to the debt and will be amortized into interest expense using the effective interest method through March 2014. Accordingly, Teradyne's effective annual interest rate on the Notes will be approximately 14.5%. The Notes are classified as long-term debt in the balance sheet based on their March 15, 2014 maturity date. Debt issuance costs of approximately $4.1 million are being amortized to interest expense over the five year term of the Notes. As of December 31, 2012, debt issuance costs were approximately $1.0 million.

The below tables represent the key components of Teradyne's convertible senior notes:

	December 31, 2012	December 31, 2011
	(in thousands)	
Debt principal	$190,000	$190,000
Unamortized discount	20,104	33,902
Net carrying amount of the convertible debt	$169,896	$156,098

	For the year ended	
	December 31, 2012	December 31, 2011
	(in thousands)	
Contractual interest expense on the coupon	$ 8,550	$ 8,550
Amortization of the discount component and debt issue fees recognized as interest expense	14,612	12,853
Total interest expense on the convertible debt	$23,162	$21,403

As of December 31, 2012, the unamortized discount was $20.1 million, which will be amortized over approximately 1.25 years, and the carrying amount of the equity component was $63.4 million. As of December 31, 2012, the conversion rate was equal to the initial conversion price of approximately $5.48 per share and the if-converted value of the Notes was $586.1 million.

J. ACCUMULATED OTHER COMPREHENSIVE INCOME

At December 31, 2012 and 2011, the accumulated other comprehensive income balances were as follows:

	2012	2011
	(in thousands)	
Retirement plans prior service credit, net of tax of $(125) and $9	$2,895	$3,128
Unrealized gain on marketable securities, net of tax of $835 and $666	2,925	1,618
Total accumulated other comprehensive income	$5,820	$4,746

K. GOODWILL AND INTANGIBLE ASSETS

Goodwill

Teradyne performs its annual goodwill impairment test as required under the provisions of ASC 350-10, *"Intangibles — Goodwill and Other"* on December 31 of each fiscal year unless interim indicators of impairment exist. Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. Fair values are estimated using a discounted cash flow methodology.

Teradyne performed its 2012 and 2011 annual goodwill impairment test at the Wireless Test reporting unit level which is an operating and reportable segment and the only operating and reportable segment that has goodwill. There was no impairment.

During 2012, Teradyne recorded a $3.5 million decrease in goodwill and a $3.5 million increase in income tax receivable.

The changes in the carrying amount of goodwill by reporting units for the years ended December 31, 2012 and 2011 are as follows:

	Semiconductor Test	Systems Test Group	Wireless Test	Total
		(in thousands)		
Balance at December 31, 2010:				
Goodwill	$ 260,540	$ 148,183	$ —	$ 408,723
Accumulated impairment losses	(260,540)	(148,183)	—	(408,723)
	—	—	—	—
Activity during the year	—	—	352,778	352,778
Balance at December 31, 2011:				
Goodwill	260,540	148,183	352,778	761,501
Accumulated impairment losses	(260,540)	(148,183)	—	(408,723)
	—	—	352,778	352,778
Activity during the year	—	—	(3,506)	(3,506)
Balance at December 31, 2012:				
Goodwill	260,540	148,183	349,272	757,995
Accumulated impairment losses	(260,540)	(148,183)	—	(408,723)
	$ —	$ —	$349,272	$ 349,272

Intangible Assets

Amortizable intangible assets consist of the following and are included in intangible assets, net on the balance sheets:

	December 31, 2012			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life
		(in thousands)		
Developed technology	$357,555	$143,126	$214,429	6.3 years
Customer relationships and service and software maintenance contracts	144,971	63,464	81,507	8.0 years
Tradenames and trademarks	33,840	10,909	22,931	9.0 years
Customer backlog	1,000	1,000	—	0.4 years
Total intangible assets	$537,366	$218,499	$318,867	7.0 years

	December 31, 2011			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life
		(in thousands)		
Developed technology	$358,155	$ 91,391	$266,764	6.3 years
Customer relationships and service and software maintenance contracts	144,971	45,230	99,741	8.0 years
Tradenames and trademarks	33,840	7,370	26,470	9.0 years
Customer backlog	1,000	1,000	—	0.4 years
Total intangible assets	$537,966	$144,991	$392,975	7.0 years

During the year ended December 31, 2012, Teradyne reduced the gross amount of intangible assets by $0.6 million for the excess tax benefit realized due to the exercise of stock options vested as of the Nextest acquisition date.

Aggregate intangible assets amortization expense for the years ended December 31, 2012, 2011 and 2010 was $73.5 million, $40.5 million, and $29.3 million, respectively. Estimated intangible assets amortization expense for each of the five succeeding fiscal years is as follows:

Year	Amortization Expense
	(in thousands)
2013	$72,132
2014	69,102
2015	52,351
2016	52,351
2017	46,193

L. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

As of December 31, 2012, Teradyne had entered into non-cancelable purchase commitments for certain components and materials. The purchase commitments covered by the agreements aggregate to approximately $210.0 million.

Commitments

Rental expense for the years ended December 31, 2012, 2011 and 2010 was $15.5 million, $13.4 million and $12.9 million, respectively.

Teradyne leases portions of its office and operating facilities under various operating lease arrangements. The following table reflects Teradyne's non-cancelable operating lease commitments:

	Non-cancelable Lease Commitments
	(in thousands)
2013	$14,174
2014	12,024
2015	9,770
2016	7,761
2017	3,749
Beyond 2017	7,437
Total	$54,915

Legal Claims

Teradyne is subject to legal proceedings, claims and investigations that arise in the ordinary course of business such as, but not limited to, patent, employment, commercial and environmental matters. Teradyne believes that it has meritorious defenses against all pending claims and intends to vigorously contest them. While it is not possible to predict or determine the outcomes of any pending claims or to provide possible ranges of losses that may arise, Teradyne believes the potential losses associated with all of these actions are unlikely to have a material adverse effect on its business, financial position or results of operations.

Guarantees and Indemnification Obligations

Teradyne provides indemnification, to the extent permitted by law, to its officers, directors, employees and agents for liabilities arising from certain events or occurrences while the officer, director, employee, or agent, is or was serving, at Teradyne's request in such capacity. Teradyne has entered into indemnification agreements with certain of its officers and directors. With respect to acquisitions, Teradyne provides indemnifications to or assumes indemnification obligations for the current and former directors, officers and employees of the acquired companies in accordance with the acquired companies' bylaws and charter. As a matter of practice, Teradyne has maintained directors' and officers' liability insurance coverage including coverage for directors and officers of acquired companies.

Teradyne enters into agreements in the ordinary course of business with customers, resellers, distributors, integrators and suppliers. Most of these agreements require Teradyne to defend and/or indemnify the other party against intellectual property infringement claims brought by a third party with respect to Teradyne's products. From time to time, Teradyne also indemnifies customers and business partners for damages, losses and liabilities they may suffer or incur relating to personal injury, personal property damage, product liability, breach of confidentiality obligations and environmental claims relating to the use of Teradyne's products and services or resulting from the acts or omissions of Teradyne, its employees, authorized agents or subcontractors. On occasion, Teradyne has also provided guarantees to customers regarding the delivery and performance of its products in addition to the warranty described below.

As a matter of ordinary business course, Teradyne warrants that its products, including software products, will substantially perform in accordance with its standard published specifications in effect at the time of delivery. Most warranties have a one year duration commencing from installation. A provision is recorded upon revenue recognition to cost of revenue for estimated warranty expense based upon historical experience. When Teradyne receives revenue for extended warranties beyond the standard duration, it is deferred and recognized on a straight line basis over the contract period. Related costs are expensed as incurred. As of December 31, 2012 and 2011, Teradyne had a product warranty accrual of $9.8 million and $8.2 million, respectively, included in other accrued liabilities, and revenue deferrals related to extended warranties of $27.0 million and $12.7 million, respectively, included in short and long-term deferred revenue and customer advances.

In addition, and in the ordinary course of business, Teradyne provides minimum purchase guarantees to certain of its vendors to ensure continuity of supply against the market demand. Although some of these guarantees provide penalties for cancellations and/or modifications to the purchase commitments as the market demand decreases, most of the guarantees do not. Therefore, as the market demand decreases, Teradyne re-evaluates these guarantees and determines what charges, if any, should be recorded.

With respect to its agreements covering product, business or entity divestitures and acquisitions, Teradyne provides certain representations, warranties and covenants to purchasers and agrees to indemnify and hold such purchasers harmless against breaches of such representations, warranties and covenants. Many of the indemnification claims have a definite expiration date while some remain in force indefinitely. With respect to its acquisitions, Teradyne may, from time to time, assume the liability for certain events or occurrences that took place prior to the date of acquisition.

As a matter of ordinary course of business, Teradyne occasionally guarantees certain indebtedness obligations of its subsidiary companies, limited to the borrowings from financial institutions, purchase commitments to certain vendors, and lease commitments to landlords.

Based on historical experience and information known as of December 31, 2012 and 2011, except for product warranty, Teradyne has not recorded any liabilities for these guarantees and obligations as of December 31, 2012 and 2011 because the amount would be immaterial.

M. NET INCOME PER COMMON SHARE

The following table sets forth the computation of basic and diluted net income (loss) per common share from continuing and discontinued operations:

	2012	2011	2010
	(in thousands, except per share amounts)		
Income from continuing operations	$217,049	$343,957	$379,692
Income from discontinued operations	—	1,545	5,128
Gain on disposal of discontinued operations	—	24,371	—
Net income or basic net income per share	217,049	369,873	384,820
Income impact of assumed conversion of convertible notes (1)	—	—	13,203
Net income for diluted net income per share	$217,049	$369,873	$398,023
Weighted average common shares-basic	186,878	184,683	179,924
Effect of dilutive potential common shares:			
Incremental shares from assumed conversion of convertible notes (2)	22,367	21,504	30,848
Convertible note hedge warrant shares (3)	17,433	16,224	10,492
Restricted stock units	2,291	3,773	5,001
Stock options	1,213	566	443
Employee stock purchase rights	64	70	99
Dilutive potential common shares	43,368	42,137	46,883
Weighted average commons shares-diluted	230,246	226,820	226,807
Net income per common shares-basic:			
Continuing operations	$ 1.16	$ 1.86	$ 2.11
Discontinued operations	—	0.14	0.03
	$ 1.16	$ 2.00	$ 2.14
Net income per common shares-diluted:			
Continuing operations	$ 0.94	$ 1.52	$ 1.73
Discontinued operations	—	0.11	0.02
	$ 0.94	$ 1.63	$ 1.75

(1) Income impact of convertible notes for 2010 represents interest expense that would have not been recorded if the notes converted at the beginning of the period.

(2) Incremental shares from assumed conversion of the convertible notes for 2012 and 2011 are calculated using the difference between the average Teradyne stock price for the period and the conversion price of $5.48, multiplied by the 34.7 million shares that will be issued upon conversion. The result of this calculation, representing the total intrinsic value of the convertible debt, is divided by the average Teradyne stock price for the period. For 2010, incremental shares from assumed conversion of the convertible notes represent the 34.7 million of shares that will be issued upon conversion.

(3) Convertible notes hedge warrant shares for 2012, 2011 and 2010 are calculated using the difference between the average Teradyne stock price for the period and the warrant price of $7.67, multiplied by the 34.7 million shares that will be issued upon conversion. The result of this calculation, representing the total intrinsic value of the warrant, is divided by the average Teradyne stock price for the period. Teradyne's call option on its common stock (convertible note hedge transaction) is excluded from the calculation of diluted shares because the effect would be anti-dilutive. See Note I: "Debt" regarding convertible note hedge transaction.

The computation of diluted net income per common share for 2012 excludes the effect of the potential exercise of stock options to purchase approximately 0.3 million shares and restricted stock units to purchase approximately 0.3 million shares because the effect would have been anti-dilutive.

The computation of diluted net income per common share for 2011 excludes the effect of the potential exercise of stock options to purchase approximately 0.7 million shares because the effect would have been anti-dilutive.

The computation of diluted net income per common share for 2010 excludes the effect of the potential exercise of stock options to purchase approximately 5.3 million shares because the effect would have been anti-dilutive.

With respect to Teradyne's convertible debt, Teradyne intends to settle its conversion spread (i.e., the intrinsic value of the embedded option feature contained in the convertible debt) in shares. Teradyne accounts for its conversion spread using the treasury stock method. In the fourth quarter of 2010, Teradyne determined that it had the ability and intent to settle the principal amount of the convertible debt in cash, accordingly as of the fourth quarter of 2010, the principal amount has been excluded from the determination of diluted earnings per share.

N. RESTRUCTURING AND OTHER

Other

During the year ended December 31, 2012, due to a decrease in specified new product revenue through the December 31, 2012 earn-out period end date, Teradyne recorded an $8.8 million fair value adjustment to decrease the LitePoint acquisition contingent consideration. The $68.5 million decrease in the contingent consideration liability from December 31, 2011 is due to $59.7 million in payments and an $8.8 million fair value decrease.

During the year ended December 31, 2011, Teradyne recorded $5.8 million of other charges in which $4.6 million related to acquisition costs and $1.2 million related to a non-U.S pension settlement.

During the year ended December 31, 2010, Teradyne had $3.0 million of other gains related to non-U.S pension settlements.

Restructuring

In response to a downturn in the industry in 2008 and 2009, Teradyne initiated restructuring activities across its Semiconductor Test and Systems Test Group segments to reduce costs, principally through headcount reductions and facility consolidations. The remaining accrual for severance and benefits of $0.2 million is reflected in the accrued employees' compensation and withholdings account on the balance sheet and is expected to be paid by June 2013. The remaining accrual for lease payments on vacated facilities of $1.1 million is reflected in the other accrued liabilities account and is expected to be paid over the next twelve months. As of December 31, 2012, Teradyne has subleased approximately 37% of its unoccupied space.

	Severance and Benefits	Facility Exit Costs	Total
	(in thousands)		
Pre-2010 Activities			
Balance at December 31, 2009	$ 2,905	$10,056	$12,961
Change in estimate	240	(2,672)	(2,432)
Cash payments	(3,145)	(4,121)	(7,266)
Balance at December 31, 2010	—	3,263	3,263
Change in estimate	—	(485)	(485)
Cash payments	—	(916)	(916)
Balance at December 31, 2011	—	1,862	1,862
Cash payments	—	(778)	(778)
Balance at December 31, 2012	$ —	$ 1,084	$ 1,084
2010 Activities			
Q1 2010 Activity:			
Provision	$ 405	$ —	$ 405
Cash payments	(405)	—	(405)
Balance at December 31, 2010	$ —	$ —	$ —
Q2 2010 Activities:			
Provision	$ 890	$ —	$ 890
Cash payments	(402)	—	(402)
Balance at December 31, 2010	488	—	488
Change in estimate	202	—	202
Cash payments	(690)	—	(690)
Balance at December 31, 2011	$ —	$ —	$ —
Q3 2010 Activity:			
Provision	$ 382	$ —	$ 382
Cash payments	(72)	—	(72)
Other	(184)	—	(184)
Balance at December 31, 2010	126	—	126
Change in estimate	(47)	—	(47)
Cash payments	(79)	—	(79)
Balance at December 31, 2011	$ —	$ —	$ —
Q4 2010 Activity:			
Provision	$ 98	$ —	$ 98
Balance at December 31, 2010	98	—	98
Provision	117	—	117
Cash payments	(215)	—	(215)
Balance at December 31, 2011	$ —	$ —	$ —

	Severance and Benefits	Facility Exit Costs	Total
	(in thousands)		
2011 Activities			
Q1 2011 Activity:			
Provision	$ 572	$ —	$ 572
Cash payments	(476)	—	(476)
Balance at December 31, 2011	96	—	96
Cash payments	(96)	—	(96)
Balance at December 31, 2012	$ —	$ —	$ —
Q2 2011 Activities:			
Provision	$ 344	$ —	$ 344
Cash payments	(115)	—	(115)
Balance at December 31, 2011	229	—	229
Cash payments	(229)	—	(229)
Balance at December 31, 2012	$ —	$ —	$ —
2012 Activities			
Q2 2012 Activities:			
Provision	$ 286	$ —	$ 286
Change in estimate	(4)	—	(4)
Cash payments	(282)	—	(282)
Balance at December 31, 2012	$ —	$ —	$ —
Q3 2012 Activity:			
Provision	$ 687	$ —	$ 687
Cash payments	(444)	—	(444)
Balance at December 31, 2012	$ 243	$ —	$ 243
Balance at December 31, 2012	$ 243	$1,084	$1,327

During the year ended December 31, 2012, Teradyne recorded the following restructuring activities:

Q2 2012 Actions:

- $0.3 million of severance charges related to headcount reductions of 10 people in Semiconductor Test.

Q3 2012 Actions:

- $0.7 million of severance charges related to headcount reductions of 9 people, of which $0.5 million and 7 people were in Systems Test Group and $0.2 million and 2 people in Wireless Test.

During the year ended December 31, 2011, Teradyne recorded the following restructuring activities:

Q1 2011 Actions:

- $0.6 million of severance charges related to headcount reductions of 5 people in Semiconductor Test.

Q2 2011 Actions:

- $0.3 million of severance charges related to headcount reductions of 2 people in Semiconductor Test.

Q2 2010 Actions:

- $0.2 million related to a change in the estimated severance benefits related to headcount reductions in Semiconductor Test.

Q4 2010 Actions:

- $0.1 million of severance charges related to headcount reductions in Semiconductor Test.

Pre-2010 Actions:

- $(0.5) million credit related to changes in the estimated exit costs related to the Westford, MA and Poway, CA facilities in Systems Test Group, and the North Reading, MA facility in Semiconductor Test and Systems Test Group.

During the year ended December 31, 2010, Teradyne recorded the following restructuring activities:

Q1 2010 Actions:

- $0.4 million of severance charges related to headcount reductions of approximately 4 people in Semiconductor Test.

Q2 2010 Actions:

- $0.9 million of severance charges related to headcount reductions of approximately 6 people in Systems Test Group.

Q3 2010 Actions:

- $0.4 million of severance charges related to headcount reductions of approximately 10 people in Systems Test Group.

Q4 2010 Actions:

- $0.1 million of severance charges related to the headcount reduction of 1 person in Systems Test Group.

Pre-2010 Actions:

- $(2.7) million credit related to the early exit of previously impaired leased facilities in Westford, Massachusetts.
- $0.5 million and $(0.2) million related to a change in the estimated severance benefits related to headcount reduction activities in Semiconductor Test and Systems Test Group, respectively.

O. RETIREMENT PLANS

ASC 715, *"Compensation — Retirement Benefits"* requires an employer with defined benefit plans or other postretirement benefit plans to recognize an asset or a liability on its balance sheet for the overfunded or underfunded status of the plans as defined by ASC 715. The pension asset or liability represents a difference between the fair value of the pension plan's assets and the projected benefit obligation at December 31.

Defined Benefit Pension Plans

Teradyne has defined benefit pension plans covering a portion of domestic employees and employees of certain non-U.S. subsidiaries. Benefits under these plans are based on employees' years of service and compensation. Teradyne's funding policy is to make contributions to the plans in accordance with local laws and to the extent that such contributions are tax deductible. The assets of these plans consist primarily of fixed income and equity securities. In addition, Teradyne has an unfunded supplemental executive defined benefit plan in the United States to provide retirement benefits in excess of levels allowed by the Employment Retirement Income Security Act ("ERISA") and the Internal Revenue Code (the "IRC"), as well as unfunded qualified foreign plans.

Teradyne uses a December 31 measurement date for all of its plans. The December 31 balances of these defined benefit pension plans assets and obligations are shown below:

	2012	2011
	(in thousands)	
Assets and Obligations		
Change in benefit obligation:		
Projected benefit obligation:		
Beginning of year	$390,278	$337,796
Service cost	2,787	2,735
Interest cost	15,670	17,466
Actuarial loss	31,912	54,248
Benefits paid	(65,650)	(13,260)
Curtailment	—	210
Settlement	—	(7,637)
Transfers	—	(564)
Non-U.S. currency movement	1,501	(716)
End of year	376,498	390,278
Change in plan assets:		
Fair value of plan assets:		
Beginning of year	339,580	294,988
Company contributions	3,306	10,169
Plan participants' contributions	108	51
Actual return on plan assets	24,621	55,345
Benefits paid	(65,650)	(13,260)
Settlement	—	(7,637)
Non-U.S. currency movement	934	(76)
End of year	302,899	339,580
Funded status	$ (73,599)	$ (50,698)

During the year ended December 31, 2012, Teradyne offered to certain former U.S. employees the option to receive their vested pension benefit as a one-time, lump sum payment. Approximately 2,000 former employees elected to receive a one-time, lump sum payment. Total one-time, lump sum payments were approximately $52.0 million.

The following table provides amounts recorded within the account line items of the statement of financial position as of December 31:

	2012	2011
	(in thousands)	
Retirement plans assets	$ 3,282	$ 8,840
Accrued employees' compensation and withholdings	(2,810)	(2,524)
Retirement plans liabilities	(74,071)	(57,014)
Funded status	$(73,599)	$(50,698)

The following table provides amounts recognized in accumulated other comprehensive income (loss) as of December 31:

	2012	2011
	(in thousands)	
Prior service cost	$656	$ 888
Total recognized in other comprehensive income (loss), before tax	656	888
Deferred taxes	321	236
Total recognized in other comprehensive income (loss), net of tax	$977	$1,124

The estimated portion of prior service cost remaining in accumulated other comprehensive income (loss) that is expected to be recognized as a component of net periodic pension cost in 2013 is $0.2 million.

The accumulated benefit obligation for all defined benefit pension plans was $360.4 million and $370.1 million at December 31, 2012 and 2011, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets as of December 31:

	2012	2011
	(in millions)	
Projected benefit obligation	$75.6	$60.2
Accumulated benefit obligation	65.7	52.2
Fair value of plan assets	0.8	0.7

Expense

For the years ended December 31, 2012, 2011 and 2010, Teradyne's net periodic pension cost was comprised of the following:

	2012	2011	2010
		(in thousands)	
Components of Net Periodic Pension Cost:			
Service cost	$ 2,787	$ 2,735	$ 3,655
Interest cost	15,670	17,466	17,716
Expected return on plan assets	(15,946)	(15,602)	(17,585)
Amortization of prior service cost	232	621	726
Net actuarial loss (gain)	23,237	12,583	(469)
Settlement loss (gain)	—	1,567	(3,113)
Total net periodic pension cost	$ 25,980	$ 19,370	$ 930
Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:			
Reversal of amortization items:			
Prior service cost	(232)	(621)	(726)
Total recognized in other comprehensive income	(232)	(621)	(726)
Total recognized in net periodic pension cost and other comprehensive income	$ 25,748	$ 18,749	$ 204

Weighted Average Assumptions to Determine Net Periodic Pension Cost at January 1

	United States Plans			Foreign Plans		
	2012	2011	2010	2012	2011	2010
Discount rate	4.2%	5.3%	5.8%	4.9%	5.0%	5.4%
Expected return on plan assets	5.0	5.5	7.5	3.1	3.5	3.7
Salary progression rate	3.0	4.0	4.0	3.4	4.0	4.2

Weighted Average Assumptions to Determine Pension Obligations at December 31

	United States Plans		Foreign Plans	
	2012	2011	2012	2011
Discount rate	3.6%	4.2%	3.7%	4.9%
Salary progression rate	3.0	3.0	3.5	3.4

In developing the expected return on plan assets assumption, Teradyne evaluates input from its investment manager and pension consultants, including their review of asset class return expectations. Based on this review, Teradyne believes that 5.0% was an appropriate rate to use for fiscal 2012 for the U.S. Qualified Pension Plan ("U.S. Plan").

Effective January 1, 2012, Teradyne has elected to immediately recognize net actuarial gains and losses and the change in the fair value of the plan assets in its operating results in the year in which they occur or upon any interim remeasurement of the plans. In addition, Teradyne used to calculate the expected return on plan assets using a calculated market-related value of plan assets. Effective January 1, 2012, Teradyne elected to calculate the expected return on plan assets using the fair value of the plan assets.

The discount rate utilized to determine future pension obligations for the U.S. Plan is based on Citigroup Pension Index adjusted for the plan's expected cash flows and was 3.6% at December 31, 2012, down from 4.2% at December 31, 2011.

Plan Assets

As of December 31, 2012, the fair value of Teradyne's pension plans' assets totaled $302.9 million of which $278.9 million was related to the U.S. Plan, $23.2 million was related to the U.K. defined benefit pension plan, and $0.8 million was related to the Taiwan defined benefit pension plan. Teradyne's pension plans' assets consisted primarily of investments in fixed-income and equity securities. Substantially all our pension plan assets are held in individual trusts, which were established for the investment of assets of Teradyne's sponsored retirement plans.

Teradyne's weighted average pension asset allocation at December 31, 2012 and 2011, by asset category is as follows:

	United States Plan		Foreign Plans	
	2012	2011	2012	2011
Fixed Income Securities	85.8%	86.7%	49.2%	49.7%
Equity Securities	13.0	12.3	49.6	48.3
Other	1.2	1.0	1.2	2.0
	100.0%	100.0%	100.0%	100.0%

The assets of the U.S. Plan are overseen by the Teradyne Fiduciary Committee which is comprised of members of senior management drawn from appropriate diversified levels of the management team. The

Fiduciary Committee is responsible for setting the policy that provides the framework for management of the U.S. Plan assets. In accordance with its responsibilities, the Fiduciary Committee meets on a regular basis to review the performance of the U.S. Plan assets and compliance with the investment policy. The policy sets forth an investment structure for managing U.S. Plan assets, including setting the asset allocation ranges, which are expected to provide an appropriate level of overall diversification required to maximize the long-term return on plan assets for a prudent and reasonable level of risk given prevailing market conditions, total investment return over the long term, and preservation of capital, while maintaining sufficient liquidity to pay the benefits of the U.S. Plan. The investment portfolio will not, at any time, have a direct investment in Teradyne stock. It may have indirect investment in Teradyne stock, if one of the funds selected by the investment manager invests in Teradyne stock. In developing the asset allocation ranges, third party asset allocation studies are periodically performed that consider the current and expected positions of the plan assets and funded status. Based on this study and other appropriate information, the Fiduciary Committee establishes asset allocation ranges taking into account acceptable risk targets and associated returns. The investment return objectives are to avoid excessive volatility and produce a rate of return that at least matches the Policy Index identified below. The manager's investment performance is reviewed at least annually. Results for the total portfolio and for each major category of assets are evaluated in comparison with appropriate market indices, the Policy Index, other similarly managed portfolios and the Consumer Price Index.

The target asset allocation and the index for each asset category for the U.S. Plan, per the investment policy, is as follows:

Asset Category:	Policy Index:	Target Allocation
Passive and Active Fixed Income	Barclays Capital Long Government Credit Index	85%
Equity (Large cap)	S&P 500 Stock Index	10
International Equity	MSCI EAFE Index (Net Dividends)	5

The assets of Teradyne's foreign pension plans are invested in funds which seek to combine long-term growth potential offered through equity exposure with the relative security provided by bonds, and are governed locally by local management in accordance with specific jurisdictional requirements. Investments in the non-U.S. plans consist primarily of fixed-income and equity securities. These investments are valued using significant observable inputs (Level 2). The fair market value of assets for the international pension plans was $24.0 million as of December 31, 2012. There were no investments with significant unobservable inputs (Level 3) in the non-U.S. pension plans. During the years ended December 31, 2012 and 2011, there were no transfers of pension assets in or out of Level 1, Level 2 or Level 3.

Teradyne's U.S. Plan invests primarily in common trust funds and fixed income securities. Units held in the common trust funds are valued at the unit price as reported by the investment managers based on the asset value of the underlying investments; underlying investments in equity securities are valued at the last reported sales price, and underlying investments in fixed-income securities are generally valued using methods based upon market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Substantially all of these investments are valued using significant observable inputs (Level 2). The fair market value of assets for the U.S. Plan was $278.9 million as of December 31, 2012. There were no investments with significant unobservable inputs (Level 3) in the U.S. Plan. During the years ended December 31, 2012 and 2011, there were no transfers of pension assets in or out of Level 1, Level 2 or Level 3.

The fair value of pension plan assets by asset category and by level at December 31, 2012 and December 31, 2011 were as follows:

	December 31, 2012			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Fixed income securities:				
Corporate debt securities	$ —	$157,263	$—	$157,263
U.S. government securities	23,712	58,962	—	82,674
U.K. government securities	—	8,593	—	8,593
Asset backed securities	—	2,042	—	2,042
U.S. equity (large cap)	—	23,832	—	23,832
International equity	—	23,990	—	23,990
Guarantee annuity contract	—	3,108	—	3,108
Other	—	839	—	839
Cash and cash equivalents	—	558	—	558
Total	$ 23,712	$279,187	$—	$302,899

	December 31, 2011			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Fixed income securities:				
Corporate debt securities	$ —	$172,401	$—	$172,401
U.S. government securities	5,136	96,891	—	102,027
U.K. government securities	—	7,553	—	7,553
Asset backed securities	—	4,604	—	4,604
U.S. equity (large cap)	—	27,725	—	27,725
International equity	—	21,285	—	21,285
Guarantee annuity contract	—	2,863	—	2,863
Other	—	711	—	711
Cash and cash equivalents	—	411	—	411
Total	$ 5,136	$334,444	$—	$339,580

Contributions

Teradyne's funding policy is to make contributions to the plans in accordance with local laws and to the extent that such contributions are tax deductible. During 2012, Teradyne contributed $1.7 million to the U.S. supplemental executive defined benefit pension plan and $1.6 million to certain qualified plans for non-U.S. subsidiaries. During 2011, Teradyne contributed $1.7 million to the U.S. supplemental executive defined benefit pension plan and $8.5 million to certain qualified plans for non-U.S. subsidiaries. In 2013, contributions to certain qualified plans for non-U.S. subsidiaries are based on local statutory requirements and will be approximately $2.0 million. In 2013, contributions to the U.S. supplemental executive defined benefit pension Plan will be approximately $1.8 million. Teradyne does not expect to make any contributions to the U.S. Plan in 2013.

Expected Future Pension Benefits Payments

Future benefit payments are expected to be paid as follows:

	United States	Foreign
	(in thousands)	
2013	$14,398	$ 2,109
2014	15,283	1,499
2015	16,248	1,397
2016	17,368	2,070
2017	17,868	2,206
2018-2022	97,607	10,395

Postretirement Benefit Plans

In addition to receiving pension benefits, U.S. Teradyne employees who meet early retirement eligibility requirements as of their termination dates may participate in Teradyne's Welfare Plan, which includes death, and medical and dental benefits up to age 65. Death benefits provide a fixed sum to retirees' survivors and are available to all retirees. Substantially all of Teradyne's current U.S. employees could become eligible for these benefits, and the existing benefit obligation relates primarily to those employees.

Teradyne uses a December 31 measurement date for its plan. The December 31 balances of the postretirement assets and obligations are shown below:

	2012	2011
	(in thousands)	
Assets and Obligations		
Change in benefit obligation:		
Projected benefit obligation:		
Beginning of year	$ 12,793	$ 12,896
Service cost	67	59
Interest cost	437	539
Actuarial loss	82	981
Benefits paid	(1,472)	(1,682)
Plan amendment	—	—
End of year	11,907	12,793
Change in plan assets:		
Fair value of plan assets:		
Beginning of year	—	—
Company contributions	1,472	1,682
Benefits paid	(1,472)	(1,682)
End of year	—	—
Funded status	$(11,907)	$(12,793)

The following table provides amounts recorded within the account line items of financial position as of December 31:

	2012	2011
	(in thousands)	
Accrued employees' compensation and withholdings	$ (1,322)	$ (1,484)
Retirement plans liability	(10,585)	(11,309)
Funded status	$(11,907)	$(12,793)

The following table provides amounts recognized in accumulated other comprehensive loss (income) as of December 31:

	2012	2011
	(in thousands)	
Prior service credit	$(3,427)	$(4,025)
Total recognized in other comprehensive (income) loss before tax	(3,427)	(4,025)
Deferred taxes	(445)	(227)
Total recognized in other comprehensive income, net of tax	$(3,872)	$(4,252)

The estimated portion of prior service credit remaining in accumulated other comprehensive income that is expected to be recognized as a component of net periodic postretirement benefit cost in 2013 is $(0.6) million.

Expense

For the years ended December 31, 2012, 2011 and 2010, Teradyne's net periodic postretirement benefit (income) cost was comprised of the following:

	2012	2011	2010
	(in thousands)		
Components of Net Periodic Postretirement Benefit (Income) Cost:			
Service cost	$ 67	$ 59	$ 57
Interest cost	437	539	668
Amortization of prior service cost	(599)	(598)	(416)
Net actuarial loss (gain)	83	981	(882)
Total net periodic postretirement (income) cost	(12)	981	(573)
Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:			
Net prior service credit arising during period	—	—	(3,279)
Reversal of amortization items:			
Prior service credit	599	598	416
Total recognized in other comprehensive income	599	598	(2,863)
Total recognized in net periodic postretirement benefit cost and other comprehensive income	$ 587	$1,579	$(3,436)

Weighted Average Assumptions to Determine Net Periodic Postretirement Benefit Cost as of January 1

	2012	2011	2010
Discount rate	3.7%	4.5%	5.1%
Initial Health Care Cost Trend Rate	9.0	8.5	8.5
Ultimate Health Care Cost Trend Rate	5.0	5.0	5.0
Year in which Ultimate Health Care Cost Trend Rate is reached	2018	2018	2018

Weighted Average Assumptions to Determine Postretirement Benefit Obligation as of December 31

	2012	2011	2010
Discount rate	3.1%	3.7%	4.5%
Initial Medical Trend	8.5	9.0	8.5
Ultimate Health Care Trend	5.0	5.0	5.0
Medical cost trend rate decrease to ultimate rate in year	2018	2018	2018

Assumed health care trend rates could have a significant effect on the amounts reported for health care plans. A one percentage point change in the assumed health care cost trend rates for the year ended December 31, 2012, would have the following effects:

	1 Percentage Point Increase	1 Percentage Point Decrease
	(in thousands)	
Effect on total service and interest cost components	$ 16	$ (15)
Effect on postretirement benefit obligations	322	(302)

Expected Future Benefits Payments

Future benefit payments are expected to be paid as follows:

	Benefits Payments
	(in thousands)
2013	$1,322
2014	1,202
2015	1,111
2016	1,106
2017	966
2018-2022	3,943

P. STOCK BASED COMPENSATION

Stock Compensation Plans

At Teradyne's annual meeting of stockholders held May 28, 2009, Teradyne's stockholders approved an amendment to Teradyne's 2006 Equity and Cash Compensation Incentive Plan to increase the number of shares issuable by 10.0 million for an aggregate of 22.0 million shares issuable thereunder. Teradyne's stockholders also approved an amendment to Teradyne's 1996 Employee Stock Purchase Plan to increase the number of shares issuable by 5.0 million, for an aggregate of 25.4 million shares issuable thereunder.

Restricted stock unit awards granted to employees vest in equal annual installments over four years. Restricted stock unit awards granted to non-employee directors vest after a one year period, with 100% of the award vesting on the first anniversary of the grant date. A portion of the restricted stock unit awards granted to executive officers is subject to time-based vesting and a portion is subject to performance-based vesting. The percentage level of performance satisfied for performance-based grants is assessed on or near the anniversary of the grant date and, in turn, that percentage level determines the number of performance-based restricted stock units available for vesting over the vesting period; portions of the performance-based grants not available for vesting will be forfeited.

In 2012, 2011 and 2010, Teradyne granted service-based stock options to executive officers. These stock options vest in equal installments over four years and have a term of seven years.

Stock compensation plan activity for the years 2012, 2011 and 2010 follows:

	2012	2011	2010
	(in thousands)		
Restricted Stock Units:			
Non-vested at January 1	5,840	6,963	6,896
Awarded	1,844	1,936	2,626
Vested	(2,510)	(2,624)	(2,406)
Forfeited	(204)	(435)	(153)
Non-vested at December 31	4,970	5,840	6,963
Stock Options:			
Outstanding at January 1	5,335	7,194	11,238
Granted	151	145	329
Assumed from acquisition	—	2,828	—
Exercised	(1,396)	(965)	(4,031)
Forfeited	(203)	—	—
Cancelled	(46)	(3,867)	(342)
Outstanding at December 31	3,841	5,335	7,194
Vested and expected to vest at December 31	3,785	4,904	7,193
Exercisable at December 31	2,004	1,844	6,046

Total shares available for the years 2012, 2011 and 2010:

	2012	2011	2010
	(in thousands)		
Shares available:			
Available for grant at January 1	8,205	9,851	12,653
Options granted	(151)	(145)	(329)
Restricted stock units granted	(1,844)	(1,936)	(2,626)
Restricted stock units forfeited	204	435	153
Available for grant at December 31	6,414	8,205	9,851

Weighted-average restricted stock unit award date fair value information for the years 2012, 2011 and 2010 follows:

	2012	2011	2010
Non-vested at January 1	$10.01	$ 7.92	$7.31
Awarded	16.67	15.77	9.39
Vested	9.29	8.56	7.73
Forfeited	13.32	9.24	8.11
Non-vested at December 31	$12.72	$10.01	$7.92

Restricted stock unit awards aggregate intrinsic value information at December 31 for the years 2012, 2011 and 2010 follows:

	2012	2011	2010
		(in thousands)	
Outstanding	$83,949	$79,598	$97,762
Expected to vest	78,718	75,860	90,283

Restricted stock units weighted average contractual terms (in years) information at December 31, for the years 2012, 2011 and 2010 follows:

	2012	2011	2010
Outstanding	1.01	1.04	1.13
Expected to vest	1.00	1.03	1.12

Weighted average stock options exercise price information for the years 2012, 2011 and 2010 follows:

	2012	2011	2010
Outstanding at January 1	$ 4.12	$16.32	$13.87
Options granted	16.95	16.23	9.34
Assumed from acquisition	—	2.69	—
Options exercised	3.87	4.38	8.65
Options forfeited	3.11	—	—
Options cancelled	16.21	26.38	19.54
Outstanding at December 31	4.64	4.12	16.32
Exercisable at December 31	3.70	4.10	18.24

Stock option aggregate intrinsic value information for the years ended December 31, 2012, 2011 and 2010 follows:

	2012	2011	2010
		(in thousands)	
Exercised	$17,136	$11,307	$15,096
Outstanding	47,051	51,306	30,871
Vested and expected to vest	46,283	46,655	30,868
Exercisable	26,436	17,766	21,872

Stock options weighted average contractual terms (in years) information at December 31, for the years 2012, 2011 and 2010 follows:

	2012	2011	2010
Outstanding	5.7	6.4	2.3
Vested and Expected to vest	5.6	6.2	5.4
Exercisable	4.9	4.0	1.7

Significant option groups outstanding at December 31, 2012 and related weighted average price and remaining contractual life information follow:

	Options Outstanding			Options Exercisable	
Range Of Exercise Prices	Weighted-Average Remaining Contractual Life (Years)	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
		(shares in thousands)			
$0.47 – $2.58	6.31	864	$ 1.69	492	$1.60
$2.67 – $2.74	6.76	1,278	2.69	661	2.70
$3.23 – $4.81	3.88	795	4.29	490	4.14
$5.80 – $16.95	5.26	904	10.54	361	7.76
		3,841	$ 4.64	2,004	$3.70

As of December 31, 2012, total unrecognized expense related to non-vested restricted stock unit awards and stock options totaled $52.1 million, and is expected to be recognized over a weighted average period of 2.0 years.

Employee Stock Purchase Plan

Under the Teradyne 1996 Employee Stock Purchase Plan, eligible employees (including executive officers) may purchase shares of common stock through regular payroll deductions of up to 10% of their compensation, to a maximum of shares with a fair market value of $25,000 per calendar year, not to exceed 6,000 shares. Under the plan, the price paid for the common stock is equal to 85% of the lower of the fair market value of Teradyne's common stock on the first business day and the last business day of each six month purchase period within each year. Beginning in January 2013, the price paid will be equal to 85% of the stock price on the last business day of the purchase period.

In July 2012, 0.6 million shares of common stock were issued to employees who participated in the plan during the first half of 2012, at the price of $11.69 per share. In January 2013, Teradyne issued 0.6 million shares of common stock to employees who participated in the plan during the second half of 2012, at the price of $11.91 per share.

In July 2011, 0.6 million shares of common stock were issued to employees who participated in the plan during the first half of 2011, at the price of $11.65 per share. In January 2012, Teradyne issued 0.6 million shares of common stock to employees who participated in the plan during the second half of 2011, at the price of $11.59 per share.

In July 2010, 0.6 million shares of common stock were issued to employees who participated in the plan during the first half of 2010, at the price of $8.29 per share. In January 2011, Teradyne issued 0.8 million shares of common stock to employees who participated in the plan during the second half of 2010, at the price of $8.12 per share.

Q. SAVINGS PLAN

Teradyne sponsors a defined contribution employee retirement Savings Plan covering substantially all U.S. employees. Under the Savings Plan, employees may contribute up to 20% of their compensation (subject to Internal Revenue Service limitations). In January 2009, Teradyne amended the Savings Plan to eliminate a fixed formula used to calculate the match and provide for a variable discretionary match to be determined each year. In 2012, 2011 and 2010, Teradyne matched 100% of eligible employee contributions up to 4% of their compensation for employees not accruing benefits in the U.S. Qualified Pension Plan. There was no match for employees still actively accruing benefits in the U.S. Qualified Pension Plan. Teradyne's contributions vest 25% per year for the first four years of employment, and contributions for those employees with four years of service vest immediately.

Teradyne also has established an unfunded U.S. Supplemental Savings Plan to provide savings benefits in excess of those allowed by ERISA and the IRC. The provisions of this plan are the same as the Savings Plan. Under Teradyne's savings plans, amounts charged to the statement of operations for the years ended December 31, 2012, 2011 and 2010 were $10.6 million, $11.3 million and $7.5 million, respectively.

R. INCOME TAXES

The components of income (loss) from continuing operations before income taxes and the provision (benefit) for income taxes from continuing operations as shown in the consolidated statements of operations were as follows:

	2012	2011	2010
		(in thousands)	
Income from continuing operations before income taxes:			
U.S.	$112,008	$ 68,943	$120,330
Non-U.S.	153,968	145,478	276,017
	$265,976	$ 214,421	$396,347
Provision (benefit) for income taxes from continuing operations:			
Current:			
U.S. Federal	$ 22,695	$ 3,668	$ (1,555)
Non-U.S.	18,261	23,994	16,547
State	(12)	760	553
	40,944	28,422	15,545
Deferred:			
U.S. Federal	8,158	(139,929)	—
Non-U.S.	5,997	(10,549)	1,110
State	(6,172)	(7,480)	—
	7,983	(157,958)	1,110
Total provision (benefit) for income taxes from continuing operations:	$ 48,927	$(129,536)	$ 16,655

For the tax year ended December 31, 2012, the income tax expense from continuing operations for 2012 totaled $48.9 million, primarily attributable to a U.S. federal tax provision and tax provisions for foreign taxes. As of December 31, 2012, Teradyne evaluated the likelihood that it would realize the deferred income taxes to offset future taxable income and concluded that it is more likely than not that a substantial majority of its deferred tax assets will be realized through consideration of both the positive and negative evidence. Teradyne maintains a valuation allowance for certain deferred tax assets of $55.4 million, primarily related to excess stock compensation deductions associated with pre-2006 activity, state net operating losses and state tax credit carryforwards, due to the uncertainty regarding their realization. Adjustments could be required in the future if Teradyne estimates that the amount of deferred tax assets to be realized is more or less than the net amount recorded.

For the year ended December 31, 2011, income tax benefit from continuing operations totaled $129.5 million, primarily attributable to the reduction of Teradyne's deferred income tax valuation allowance. As of December 31, 2011, Teradyne evaluated the likelihood that it would realize the deferred income taxes to offset future taxable income and concluded that it is more likely than not that a substantial majority of its deferred tax assets will be realized through consideration of both the positive and negative evidence. The evidence consisted primarily of its three year U.S. historical cumulative profitability, projected future taxable income, forecasted utilization of the deferred tax assets and the fourth quarter of 2011 acquisition of LitePoint, offset by the volatility of the industries Teradyne operates in, primarily the semiconductor industry. As such, Teradyne reduced the valuation allowance by $190.2 million, which was recorded as a tax benefit in the year ended December 31, 2011. At December 31, 2011, Teradyne maintained a valuation allowance for certain deferred tax assets of $51.1 million, primarily related to excess stock compensation deductions associated with pre-2006 activity, state net operating losses and state tax credit carryforwards, due to the uncertainty regarding their realization. Adjustments could be required in the future if Teradyne estimates that the amount of deferred tax assets to be realized is more or less than the net amount recorded.

For the year ended December 31, 2010, income tax expense from continuing operations totaled $16.7 million, primarily related to tax provisions for foreign taxes.

The total income tax provision (benefit) for the years ended December 31, 2012, 2011 and 2010 was as follows:

	2012	2011	2010
		(in thousands)	
Continuing operations	$48,927	$(129,536)	$16,655
Discontinued operations	—	4,311	278
Total income tax provision (benefit)	$48,927	$(125,225)	$16,933

Significant components of Teradyne's deferred tax assets (liabilities) as of December 31, 2012 and 2011 were as follows:

	2012	2011
	(in thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 36,674	$ 37,899
Tax credits	64,123	76,248
Inventory valuations	50,886	42,760
Pension liability	28,674	21,119
Research and development	284	10,028
Accruals	14,246	13,817
Equity compensation	9,355	8,729
Vacation accrual	6,452	6,267
Other	282	398
Deferred revenue	15,118	35,869
Gross deferred tax assets	226,094	253,134
Less: valuation allowance	(55,446)	(51,066)
Total deferred tax assets	170,648	202,068
Deferred tax liabilities:		
Marketable securities	(996)	(827)
Intangible assets	(114,730)	(144,925)
Excess of tax over book depreciation	(22,446)	(18,417)
Total deferred tax liabilities	(138,172)	(164,169)
Net deferred assets	$ 32,476	$ 37,899

At December 31, 2012, Teradyne had operating loss carryforwards that expire in the following years:

	U.S. Federal Operating Loss Carryforwards	State Net Operating Loss Carryforwards	Foreign Net Operating Loss Carryforwards
		(in thousands)	
2013	$ —	$ 2,708	$ —
2014	—	2	—
2015	—	2	—
2016	—	58	—
2017	—	847	—
2018-2023	22,354	3,592	—
2024-2026	—	269	9
Beyond 2026	—	3,667	622
Non-expiring	—	—	8,038
Total	$22,354	$11,145	$8,669

Of the U.S. federal operating loss carryforwards, $22.4 million relates to the acquisition of GenRad, Inc. in 2001. The GenRad losses are limited in the amount that can be used as a result of "change in ownership" rules as defined in the Internal Revenue Code of 1986. The net operating loss carryforward does not include any excess tax deduction related to stock based compensation which has not been recognized for financial statement purposes. Certain of the above tax attribute carryovers included in deferred tax assets, primarily the net operating loss carryovers, will be recorded through additional paid-in capital when realized, with the exception of the GenRad net operating losses.

Teradyne has approximately $119.0 million of tax credit carry forwards. Federal business tax credits of approximately $15.5 million expire in the years 2028 through 2031. Teradyne has foreign tax credits of approximately $42.5 million expiring in the years 2013 through 2022 and alternative minimum tax credits of approximately $6.6 million, which do not expire. In addition, there are state tax credits of $54.4 million which begin to expire in 2013.

During 2012, Teradyne's valuation allowance increased by $4.4 million primarily due to the increase in the deferred tax assets related to state tax credits generated in 2012. During 2011, Teradyne's beginning of the year valuation allowance decreased by $190.2 million due to a release of the valuation allowance. During 2010, Teradyne's valuation allowance decreased by $60.0 million primarily due to the reduction in the deferred tax assets related to the decrease in net operating loss carryovers used in 2010.

A reconciliation of the effective tax rate for the years 2012, 2011 and 2010 follows:

	2012	2011	2010
U.S. statutory federal tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	(1.7)	—	0.4
Foreign taxes	(11.5)	(12.6)	(13.9)
Valuation allowance	(0.5)	(87.7)	(17.4)
Other U.S. permanent items	(2.8)	5.7	—
Other, net	(0.1)	(0.8)	0.1
	18.4%	(60.4)%	4.2%

Teradyne qualifies for a tax holiday in Singapore by fulfilling the requirements of an agreement with the Singapore Economic Development Board under which certain headcount and spending requirements must be met. The tax savings due to the tax holiday for the years ended December 31, 2012 and 2011 were $10.9 million or $0.05 per diluted share and $0.2 million or $0.00 per diluted share, respectively. There were no tax savings from the tax holiday for the year ended December 31, 2010. The tax holiday is currently expected to expire on December 31, 2015.

Teradyne records all interest and penalties related to income taxes as a component of income tax expense. Accrued interest and penalties related to income tax items at December 31, 2012 were not material.

Teradyne's gross unrecognized tax benefits for the years ended December 31, 2012, 2011 and 2010 were as follows:

	2012	2011	2010
	(in thousands)		
Beginning balance, as of January 1	$19,678	$12,028	$12,767
Additions:			
Tax positions for current year	459	6,131	106
Tax positions for prior years	1,402	1,296	2,435
Acquired tax positions	—	1,388	—
Reductions:			
Tax positions for prior years	(4,072)	(1,165)	(3,280)
Settlements with tax authorities	—	—	—
Ending Balance as of December 31	$17,467	$19,678	$12,028

Current year and prior year additions include assessment of potential transfer pricing issues worldwide, federal tax credits, state tax credits, and domestic production activities deduction. Reductions for tax positions for prior years primarily relate to statute expiration and the effective settlement of a state tax audit. Of the $17.5 million of unrecognized tax benefits as of December 31, 2012, $14.8 million would impact the consolidated income tax rate if ultimately recognized. The remaining $2.7 million would impact the valuation allowance if recognized.

As of December 31, 2012, Teradyne has open tax years beginning in 2006 for major jurisdictions including the U.S., Japan, Singapore and the United Kingdom. Teradyne estimates that it is reasonably possible that the balance of unrecognized tax benefits as of December 31, 2012 may decrease approximately $0.3 million in the next twelve months, as a result of a lapse of statutes of limitation.

As of December 31, 2012, a deferred tax liability has not been established for approximately $10.6 million of cumulative undistributed earnings of non-U.S. subsidiaries, which are expected to be reinvested indefinitely in operations outside the U.S. Determination of the unrecognized deferred tax liability on unremitted earnings is not practical.

On January 2, 2013, the American Taxpayer Relief Act of 2012 was enacted which retrospectively reinstated the research and development tax credit for 2012 and extended it through December 31, 2013. As a result, in the first quarter of 2013, Teradyne expects to record a discrete benefit related to 2012 of approximately $7.0 million.

S. OPERATING SEGMENT, GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION

Teradyne has three operating segments (Semiconductor Test, Wireless Test and Systems Test Group), which are its reportable segments. The Semiconductor Test segment includes operations related to the design, manufacturing and marketing of semiconductor test products and services. The Wireless Test segment includes operations related to the design, manufacturing and marketing of wireless test products and services. The Systems Test Group segment includes operations related to the design, manufacturing and marketing of products and services for military/aerospace instrumentation test, storage test and circuit-board test. Each operating segment has a segment manager who is directly accountable to and maintains regular contact with Teradyne's chief operating decision maker (Teradyne's chief executive officer) to discuss operating activities, financial results, forecasts, and plans for the segment.

Teradyne evaluates performance using several factors, of which the primary financial measure is business segment income from continuing operations before taxes. The accounting policies of the business segments are the same as those described in Note B: "Accounting Policies".

Segment information for the years ended December 31, 2012, 2011 and 2010 is as follows:

	Semiconductor Test	Wireless Test	Systems Test Group	Corporate And Eliminations	Consolidated
			(in thousands)		
2012					
Net revenue	$1,127,726	$286,355	$242,669	$ —	$1,656,750
Income (loss) from continuing operations before taxes (1)(2)	185,985	83,077	34,164	(37,250)	265,976
Total assets from continuing operations (3)	604,127	672,048	71,116	1,082,054	2,429,345
Property additions (4)	96,590	7,608	5,146	9,736	119,080
Depreciation and amortization expense (4)	67,922	50,242	3,747	20,888	142,799
2011					
Net revenue	$1,106,191	$ 28,390	$294,480	$ —	$1,429,061
Income (loss) from continuing operations before taxes (1)(2)	212,201	(20,579)	51,802	(29,003)	214,421
Total assets from continuing operations (3)	581,026	725,940	77,277	804,396	2,188,639
Property additions (4)	76,164	794	4,043	5,096	86,097
Depreciation and amortization expense (4)	60,985	13,057	1,857	28,479	104,378
2010					
Net revenue	$1,413,295	$ —	$152,867	$ —	$1,566,162
Income (loss) from continuing operations before taxes (1)(2)	414,994	—	(8,877)	(9,770)	396,347
Total assets from continuing operations (3)	611,694	—	95,402	1,094,077	1,801,173
Property additions (4)	69,935	—	3,142	2,967	76,044
Depreciation and amortization expense (4)	66,709	—	1,854	24,953	93,516

(1) Interest income, interest expense and other, and pension and postretirement plans actuarial gains and losses are included in Corporate and Eliminations.

(2) Included in income (loss) from continuing operations before taxes are charges and credits related to restructuring and other, net and inventory charges.

(3) Total business assets are directly attributable to each business. Corporate assets consist of cash and cash equivalents, marketable securities, unallocated fixed assets of support departments, common facilities and certain other assets.

(4) Corporate property additions and depreciation and amortization expense include items attributable to the unallocated fixed assets of support departments and common facilities.

Included in the Semiconductor Test segment are charges and credits in the following accounts:

	For the Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Cost of revenues—inventory charge (1)	$18,433	$10,370	$4,521
Restructuring and other, net	386	2,142	1,437

(1) Included in the cost of revenues for the years ended December 31, 2012 and 2011 are charges for excess inventory provisions recorded primarily as a result of product transition.

Included in the Systems Test Group segment are charges and credits in the following accounts:

	For the Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Cost of revenues—inventory charge	$4,271	$1,090	$ 1,450
Restructuring and other, net	451	(300)	(2,133)

Included in the Wireless Test segment are charges and credits in the following accounts:

	For the Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Cost of revenues—inventory step-up (1)	$6,089	$12,178	—
Cost of revenues—inventory charge	4,145	141	—
Restructuring and other, net	236	—	—

(1) Included in the cost of revenues for the years ended December 31, 2012 and 2011 is the cost for purchase accounting inventory step-up.

Included in the Corporate and Eliminations segment are charges and credits in the following accounts:

	For the Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Restructuring and other, net	$(8,794)	$4,901	$(3,104)

Information as to Teradyne's revenues in different geographical areas is as follows:

	2012	2011	2010
		(in thousands)	
Revenues from customers (1):			
China	$ 354,076	$ 180,441	$ 136,628
Taiwan	303,360	172,700	286,138
United States	233,573	221,895	235,171
Korea	225,099	145,958	124,738
Japan	105,981	148,699	77,518
Philippines	106,609	130,484	185,533
Europe	84,508	101,208	99,580
Singapore	80,571	90,622	145,543
Thailand	76,069	80,539	56,978
Malaysia	71,151	138,107	207,471
Rest of the World	15,753	18,408	10,864
	$1,656,750	$1,429,061	$1,566,162

(1) Revenues are attributable to geographic areas based on location of customer site.

In 2012, one customer accounted for 10% of total consolidated revenues. In 2011 and 2010, no customer accounted for 10% or more of total consolidated revenues.

Long-lived assets by geographic area:

	United States	Foreign Countries	Total
		(in thousands)	
December 31, 2012	$211,422	$54,360	$265,782
December 31, 2011	192,336	39,871	232,207

T. STOCK REPURCHASE PROGRAM

In November 2010, the Board cancelled the November 2007 stock repurchase program and authorized a new stock repurchase program for up to $200 million. The cumulative repurchases under the new program as of December 31, 2012 totaled 2.6 million shares of common stock for $31.2 million at an average price of $11.84.

SUPPLEMENTARY INFORMATION
(Unaudited)

The following sets forth certain unaudited consolidated quarterly statements of operations data for each of Teradyne's last eight quarters. In management's opinion, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement for the periods presented. Such quarterly results are not necessarily indicative of future results of operations and should be read in conjunction with the audited consolidated financial statements of Teradyne and the notes thereto included elsewhere herein.

	2012			
	1st Quarter (1)	2nd Quarter (2)	3rd Quarter (3)	4th Quarter (4)(5)(6)
	(in thousands, except per share amounts)			
Net revenues:				
Products	$330,891	$480,578	$393,037	$179,063
Services	65,777	67,706	70,357	69,341
Total net revenues	396,668	548,284	463,394	248,404
Cost of revenues:				
Cost of products	174,001	206,498	169,782	92,599
Cost of services	31,741	32,280	33,412	30,400
Total cost of revenues	205,742	238,778	203,194	122,999
Gross profit	190,926	309,506	260,200	125,405
Operating expenses:				
Engineering and development	60,135	66,532	63,055	61,660
Selling and administrative	67,777	73,366	69,921	70,436
Acquired intangible assets amortization	18,429	18,429	18,429	18,221
Restructuring and other, net	(1,825)	(6,262)	683	(317)
Total operating expenses	144,516	152,065	152,088	150,000
Income (loss) from operations	46,410	157,441	108,112	(24,595)
Interest income	893	874	1,067	1,256
Interest expense and other	(6,059)	(6,323)	(6,154)	(6,946)
Income (loss) from continuing operations before income taxes	41,244	151,992	103,025	(30,285)
Provision (benefit) for income taxes	7,680	40,605	14,384	(13,742)
Income (loss) from continuing operations	33,564	111,387	88,641	(16,543)
Income from discontinued operations before income taxes	—	—	—	—
(Benefit) provision for income taxes	—	—	—	—
Income from discontinued operations	—	—	—	—
Net income (loss)	$ 33,564	$111,387	$ 88,641	$ (16,543)
Income (loss) per common share from continuing operations—basic	$ 0.18	$ 0.60	$ 0.47	$ (0.09)
Income (loss) per common share from continuing operations—diluted	$ 0.15	$ 0.49	$ 0.39	$ (0.09)
Net income (loss) per common share—basic	$ 0.18	$ 0.60	$ 0.47	$ (0.09)
Net income (loss) per common share—diluted	$ 0.15	$ 0.49	$ 0.39	$ (0.09)

(1) Restructuring and other, net includes a ($1.8) million fair value adjustment to decrease the LitePoint acquisition contingent consideration.
(2) Restructuring and other, net includes $0.3 million of severance charges related to headcount reductions of 10 people in Semiconductor Test and ($6.5) million fair value adjustment to decrease the LitePoint acquisition contingent consideration.
(3) Restructuring and other, net includes $0.7 million of severance charges related to the headcount reductions of 9 people, of which $0.5 million and 7 people were in Systems Test Group, $0.2 million and 2 people were in Wireless Test.
(4) Restructuring and other, net includes a ($0.4) million fair value adjustment to decrease LitePoint acquisition contingent consideration.
(5) In the fourth quarter ended December 31, 2012, we corrected prior period income tax provision (benefit) errors that resulted in a $0.2 million income tax provision. These errors were not individually or in aggregate material to the fourth quarter of 2012 or any prior period.
(6) In the fourth quarter ended December 31, 2012, the change in recognizing pension and postretirement benefit plans expense, as a result of the mark-to-market adjustments, decreased gross profit and net income by $8.1 million and $18.3 million, respectively. See Note B: "Accounting Policies" for a discussion of our accounting policy.

	2011			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(1)	(2)	(3)	(4)(5)
	(in thousands, except per share amounts)			
Net revenues:				
Products	$315,719	$341,316	$274,944	$ 228,212
Services	61,442	69,203	69,445	68,780
Total net revenues	377,161	410,519	344,389	296,992
Cost of revenues:				
Cost of products	152,880	160,491	138,088	127,477
Cost of services	31,389	35,438	35,927	35,548
Total cost of revenues	184,269	195,929	174,015	163,025
Gross profit	192,892	214,590	170,374	133,967
Operating expenses:				
Engineering and development	47,144	48,394	45,896	56,364
Selling and administrative	57,573	58,028	54,775	64,943
Acquired intangible assets amortization	7,291	7,291	6,754	19,129
Restructuring and other, net	413	1,041	1,465	3,824
Total operating expenses	112,421	114,754	108,890	144,260
Income (loss) from operations	80,471	99,836	61,484	(10,293)
Interest income	1,287	1,403	3,049	878
Interest expense and other	(6,176)	(5,316)	(6,068)	(6,134)
Income (loss) from continuing operations before taxes	75,582	95,923	58,465	(15,549)
Provision (benefit) for income taxes	5,486	7,839	1,759	(144,620)
Income from continuing operations	70,096	88,084	56,706	129,071
Income (loss) from discontinued operations before income taxes	1,278	—	—	—
Income tax provision	(267)	—	—	—
Income from discontinued operations	1,545	—	—	—
Gain (loss) on disposal of discontinued operations (net of income tax provision of $4,578)	25,203	(832)	—	—
Net income	$ 96,844	$ 87,252	$ 56,706	$ 129,071
Income per common share from continuing operations—basic	$ 0.38	$ 0.48	$ 0.31	$ 0.70
Income per common share from continuing operations—diluted	$ 0.30	$ 0.38	$ 0.26	$ 0.58
Net income per common share—basic	$ 0.52	$ 0.47	$ 0.31	$ 0.70
Net income per common share—diluted	$ 0.42	$ 0.38	$ 0.26	$ 0.58

(1) Restructuring and other, net includes $0.8 million of severance charges related to headcount reductions of approximately 5 people in Semiconductor Test and $(0.4) million credit related to early exit of previously impaired leased facilities in Westford and North Reading, Massachusetts.

(2) Restructuring and other, net includes $0.3 million of severance charges related to headcount reductions of approximately 2 people in Semiconductor Test and $0.7 million related to pension settlement charges.

(3) Restructuring and other, net includes $1.4 million of charges related to the acquisition of LitePoint.

(4) Restructuring and other, net includes $0.5 million of charges related to pension settlement and $3.3 million to the acquisition of LitePoint.

(5) In the fourth quarter ended December 31, 2011, the change in recognizing pension and postretirement benefit plans expense, as a result of the mark-to-market adjustments, decreased gross profit and net income by $2.4 million and $6.1 million, respectively. See Note B: "Accounting Policies" for a discussion of our accounting policy.

Item 9: ***Changes in and disagreements with accountants on accounting and financial disclosure***

None.

Item 9A: ***Controls and procedures***

Disclosure Controls and Procedures

As of the end of the period covered by this report, our management, with the participation of our CEO and CFO, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(b) promulgated under the Exchange Act. Based upon that evaluation, our CEO and CFO concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in ensuring that material information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including ensuring that such material information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during the fourth fiscal quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report which is included under Item 8 of this Annual Report.

Inherent Limitations on Effectiveness of Controls

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B: ***Other Information***

None.

PART III

Item 10: *Directors, Executive Officers and Corporate Governance.*

Certain information relating to our directors and executive officers, committee information, reports and charters, executive compensation, security ownership of certain beneficial owners and management and related stockholder matters, and certain relationships and related transactions is incorporated by reference herein from our definitive proxy statement in connection with our Annual Meeting of Shareholders to be held on May 21, 2013. The proxy statement will be filed with the SEC not later than 120 days after the close of the fiscal year. For this purpose, the Compensation Committee Report included in such proxy statement is specifically not incorporated herein. Also see "Item 1: Business—Our Executive Officers."

Item 11: *Executive Compensation.*

Certain information relating to our directors and executive officers, executive compensation, security ownership of certain beneficial owners and management and related stockholder matters, and certain relationships and related transactions is incorporated by reference herein from our definitive proxy statement in connection with our Annual Meeting of Shareholders to be held on May 21, 2013. The proxy statement will be filed with the SEC not later than 120 days after the close of the fiscal year. For this purpose, the Compensation Committee Report included in such proxy statement is specifically not incorporated herein.

Item 12: *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

Certain information relating to our directors and executive officers, executive compensation, security ownership of certain beneficial owners and management and related stockholder matters, and certain relationships and related transactions is incorporated by reference herein from our definitive proxy statement in connection with our Annual Meeting of Shareholders to be held on May 21, 2013. The proxy statement will be filed with the SEC not later than 120 days after the close of the fiscal year. For this purpose, the Compensation Committee Report included in such proxy statement is specifically not incorporated herein. Also see "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations—Equity Compensation Plans."

Item 13: *Certain Relationships and Related Transactions, and Director Independence.*

Certain information relating to our directors and executive officers, executive compensation, security ownership of certain beneficial owners and management and related stockholder matters, and certain relationships and related transactions is incorporated by reference herein from our definitive proxy statement in connection with our Annual Meeting of Shareholders to be held on May 21, 2013. The proxy statement will be filed with the SEC not later than 120 days after the close of the fiscal year. For this purpose, the Compensation Committee Report included in such proxy statement is specifically not incorporated herein.

Item 14: *Principal Accountant Fees and Services.*

Certain information relating to audit fees and other of Teradyne's independent registered public accounting firm is incorporated by reference herein from our definitive proxy statement in connection with our Annual Meeting of Shareholders to be held on May 21, 2013. The proxy statement will be filed with the SEC not later than 120 days after the close of the fiscal year. For this purpose, the Audit Committee Report included in such proxy statement is specifically not incorporated herein.

PART IV

Item 15: ***Exhibits and Financial Statement Schedules.***

15(a)(1) Financial Statements

The following consolidated financial statements are included in Item 8:

15(a)(2) Financial Statement Schedule

The following consolidated financial statement schedule is included in Item 15(c):

Schedule II—Valuation and Qualifying Accounts

Schedules other than those listed above have been omitted since they are either not required or information is otherwise included.

15(a)(3) Listing of Exhibits

The Exhibits which are filed with this report or which are incorporated by reference herein are set forth in the Exhibit Index.

15(c) Financial Statement Schedules

TERADYNE, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Column A	Column B	Column C	Column D	Column E	Column F
Description	Balance at Beginning of Period	Additions Charged to Cost and Expenses	Other	Deductions	Balance at End of Period
		(in thousands)			
Valuation reserve deducted in the balance sheet from the asset to which it applies:					
Accounts receivable:					
2012 Allowance for doubtful accounts	$4,102	$ 78	$—	$62	$4,118
2011 Allowance for doubtful accounts	$3,752	$—	$429	$79	$4,102
2010 Allowance for doubtful accounts	$3,770	$—	$—	$18	$3,752

Column A	Column B	Column C	Column D	Column E	Column F
Description	Balance at Beginning of Period	Additions Charged to Cost and Expenses	Other	Deductions	Balance at End of Period
		(in thousands)			
Valuation reserve deducted in the balance sheet from the asset to which it applies:					
Inventory:					
2012 Inventory reserve	$123,512	$26,849	$5,353	$13,876	$141,838
2011 Inventory reserve	$122,434	$11,601	$6,815	$17,338	$123,512
2010 Inventory reserve	$125,320	$ 5,971	$4,110	$12,967	$122,434

EXHIBIT INDEX

The following designated exhibits are, as indicated below, either filed herewith or have heretofore been filed with the Securities and Exchange Commission and are referred to and incorporated by reference to such filings.

Exhibit No.	Description	SEC Document Reference
2.1	Agreement and Plan of Merger by and among Teradyne, Inc., Lager Acquisition Corp., LitePoint Corporation and Michael Goguen as the Stockholder Representative dated September 14, 2011.	Exhibit 2.1 to Teradyne's Current Report on Form 8-K filed October 6, 2011.
3.1	Restated Articles of Organization, as amended.	Exhibit 3.01 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended July 2, 2000.
3.2	Amended and Restated By-laws, as amended.	Exhibit 3.1 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
4.1	Indenture dated as of April 6, 2009 between Teradyne and U.S. Bank National Association as trustee, together with form of Note.	Exhibit 4.1 to Teradyne's Current Report on Form 8-K filed April 6, 2009.
4.2	Form of Note.	Included in Exhibit 4.1 to Teradyne's Current Report on Form 8-K filed April 6, 2009.
10.1†	Standard Manufacturing Agreement entered into as of November 24, 2003 by and between Teradyne and Solectron.	Exhibit 10.1 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
10.2†	Amendment 1 to Standard Manufacturing Agreement, dated as of January 18, 2007, by and between Teradyne and Solectron.	Exhibit 10.2 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
10.3†	Second Amendment to Standard Manufacturing Agreement, dated as of August 27, 2007, by and between Teradyne and Solectron.	Exhibit 10.3 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
10.4	Fifth Amendment to Standard Manufacturing Agreement, dated as of July 17, 2009, by and between Teradyne and Flextronics Corporation.	Exhibit 10.4 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.
10.5†	Sixth Amendment to Standard Manufacturing Agreement, dated as of July 27, 2009, by and between Teradyne and Flextronics Corporation.	Exhibit 10.5 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.
10.6	Addendum to Standard Manufacturing Agreement (Authorized Purchase Agreement) – Revised July 1, 2010.	Exhibit 10.6 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Exhibit No.	Description	SEC Document Reference
10.7	Eighth Amendment to Standard Manufacturing Agreement, dated as of April 13, 2012, by and between Teradyne and Flextronics Sales & Marketing North Asia (L) LTD.	Filed herewith.
10.8††	Ninth Amendment to Standard Manufacturing Agreement, dated as of September 17, 2012, by and between Teradyne and Flextronics Sales & Marketing North Asia (L) LTD.	Filed herewith.
10.9	2006 Equity and Cash Compensation Incentive Plan, as amended.*	Filed herewith.
10.10	Form of Performance-Based Restricted Stock Unit Agreement for Executive Officers under 2006 Equity and Cash Compensation Incentive Plan.*	Exhibit 10.8 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.
10.11	Form of Time-Based Restricted Stock Unit Agreement for Executive Officers under 2006 Equity and Cash Compensation Incentive Plan.*	Exhibit 10.9 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.
10.12	Form of Restricted Stock Unit Agreement for Directors under 2006 Equity and Cash Compensation Incentive Plan.*	Exhibit 10.10 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.
10.13	1997 Employee Stock Option Plan, as amended and restated.*	Exhibit 10.2 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and Exhibit 10.5 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
10.14	Form of Option Agreement under the 1997 Employee Stock Option Plan.*	Exhibit 10.47 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended October 3, 2004.
10.15	Form of Restricted Stock Unit Agreement for Executive Officers under the 1997 Employee Stock Option Plan.*	Exhibit 10.1 to Teradyne's Current Report on Form 8-K filed January 30, 2006.
10.16	Form of Restricted Stock Unit Agreement for Directors under the 1997 Employee Stock Option Plan.*	Exhibit 10.2 to Teradyne's Current Report on Form 8-K filed January 30, 2006.
10.17	1996 Non-Employee Director Stock Option Plan, as amended.*	Exhibit 10.34 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Exhibit 10.4 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
10.18	Form of Option Agreement under 1996 Non-Employee director Stock Option Plan.*	Exhibit 10.48 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended October 3, 2004.

Exhibit No.	Description	SEC Document Reference
10.19	1996 Employee Stock Purchase Plan, as amended.*	Filed herewith.
10.20	Deferral Plan for Non-Employee Directors, as amended.*	Exhibit 10.2 to Teradyne's Quarterly Report on form 10-Q for the quarter ended September 28, 2008.
10.21	Supplemental Savings Plan, as amended and restated.*	Exhibit 10.18 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.22	Supplemental Executive Retirement Plan, as restated.*	Exhibit 10.19 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.23	Amended and Restated Executive Officer Change in Control Agreement dated December 30, 2008 between Teradyne and Michael A. Bradley, as amended.*	Filed herewith.
10.24	Amended and Restated Agreement Regarding Termination Benefits dated December 30, 2008 between Teradyne and Michael A. Bradley, as amended.*	Filed herewith.
10.25	Employment Agreement dated July 30, 2004 between Teradyne and Michael A. Bradley.*	Exhibit 10.38 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended July 4, 2004.
10.26	Employment Agreement dated August 9, 2004 between Teradyne and Gregory R. Beecher.*	Exhibit 10.40 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended July 4, 2004.
10.27	Employment Agreement dated May 7, 2004 between Teradyne and Mark Jagiela.*	Exhibit 10.37 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended July 4, 2004.
10.28	Amended and Restated Executive Officer Change in Control Agreement dated December 30, 2008 between Teradyne and Gregory R. Beecher, as amended.*	Filed herewith.
10.29	Amended and Restated Executive Officer Change in Control Agreement dated December 30, 2008 between Teradyne and Mark Jagiela, as amended.*	Filed herewith.
10.30	Amended and Restated Executive Officer Change in Control Agreement dated May 26, 2009 between Teradyne and Charles J. Gray, as amended.	Filed herewith.
10.31	Employment Agreement dated July 24, 2009 between Teradyne and Charles J. Gray.	Exhibit 10.1 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended April 4, 2010.

Exhibit No.	Description	SEC Document Reference
10.32	Amended and Restated Executive Officer Change in Control Agreement dated June 30, 2012 between Teradyne and Walter G. Vahey, as amended.	Filed herewith.
10.33	Employment Agreement dated February 6, 2013 between Teradyne and Walter G. Vahey	Filed herewith.
10.34	Executive Officer Agreement dated June 29, 2012 between Teradyne and Jeffrey Hotchkiss.	Exhibit 10.1 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended July 1, 2012.
10.35	Form of Executive Officer Stock Option Agreement under 2006 Equity and Cash Compensation Incentive Plan, as amended.*	Exhibit 10.34 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.
10.36	Form of Indemnification Agreement.*	Exhibit 10.24 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
10.37	Nextest Systems Corporation 1998 Equity Incentive Plan, as amended.	Exhibit 10.33 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.38	Nextest Systems Corporation 2006 Equity Incentive Plan.	Exhibit 10.34 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.39	Eagle Test Systems, Inc. 2003 Stock Option and Grant Plan.	Exhibit 10.35 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.40	Eagle Test Systems, Inc. 2006 Stock Option and Incentive Plan.	Exhibit 10.36 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.41	Convertible Note Hedge Transaction Confirmation dated as of March 31, 2009 between Teradyne and Goldman, Sachs & Co.	Exhibit 10.1 to Current Report on Form 8-K filed April 6, 2009.
10.42	Warrant Transaction Confirmation dated as of March 31, 2009 between Teradyne and Goldman, Sachs & Co.	Exhibit 10.2 to Current Report on Form 8-K filed April 6, 2009.
10.43	Amendment to Warrant Transaction Confirmation dated as of April 1, 2009 between Teradyne and Goldman, Sachs & Co.	Exhibit 10.3 to Current Report on Form 8-K filed April 6, 2009.
10.44	LitePoint Corporation 2002 Stock Plan	Exhibit 10.42 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.
21.1	Subsidiaries of Teradyne.	Filed herewith.

Exhibit No.	Description	SEC Document Reference
23.1	Consent of PricewaterhouseCoopers LLP.	Filed herewith.
31.1	Rule 13a-14(a) Certification of Principal Executive Officer.	Filed herewith.
31.2	Rule 13a-14(a) Certification of Principal Financial Officer.	Filed herewith.
32.1	Section 1350 Certification of Principal Executive Officer.	Furnished herewith.
32.2	Section 1350 Certification of Principal Financial Officer.	Furnished herewith.
101.INS	XBRL Instance Document	
101.SCH	XBRL Taxonomy Extension Schema Document	
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	

† -Confidential treatment granted.
†† -Confidential treatment requested.
* -Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 1st day of March, 2013.

TERADYNE, INC.

By: /s/ GREGORY R. BEECHER

Gregory R. Beecher,
Vice President, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ALBERT CARNESALE **Albert Carnesale**	Chair of the Board	March 1, 2013
/s/ MICHAEL A. BRADLEY **Michael A. Bradley**	Chief Executive Officer (Principal Executive Officer)	March 1, 2013
/s/ GREGORY R. BEECHER **Gregory R. Beecher**	Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 1, 2013
/s/ JAMES W. BAGLEY **James W. Bagley**	Director	March 1, 2013
/s/ DANIEL W. CHRISTMAN **Daniel W. Christman**	Director	March 1, 2013
/s/ EDWIN J. GILLIS **Edwin J. Gillis**	Director	March 1, 2013
/s/ TIMOTHY E. GUERTIN **Timothy E. Guertin**	Director	March 1, 2013
/s/ PAUL J. TUFANO **Paul J. Tufano**	Director	March 1, 2013
/s/ ROY A. VALLEE **Roy A. Vallee**	Director	March 1, 2013

Exhibit 21.1

Present Subsidiaries

Entity Name:	State or Jurisdiction Of Incorporation	Percentage of Voting Securities Owned
Teradyne (Asia) Pte., Ltd.	Singapore	100%*
Teradyne Canada Limited	Canada	100%
Teradyne de Costa Rica S.A.	Costa Rica	100%
Teradyne Diagnostic Solutions Ltd.	United Kingdom	100%*
Teradyne GmbH	Germany	100%*
Teradyne (India) Engineering Private Ltd.	India	100%*
Teradyne International Holdings B.V.	The Netherlands	100%
Teradyne Italia SrL	Italy	100%*
Teradyne K.K.	Japan	100%
Teradyne Korea Ltd.	Delaware	100%
Teradyne Limited	United Kingdom	100%*
Teradyne Malaysia Sdn. Bhd.	Malaysia	99%*
Teradyne Philippines Limited	Delaware	100%
Teradyne SAS	France	100%
Teradyne (Shanghai) Co., Ltd	Peoples Republic of China	100%*
Teradyne Taiwan Ltd.	Delaware	100%
Teradyne Thailand Ltd.	Delaware	100%
GenRad, LLC	Delaware	100%
Herco Technology Corp.	California	100%
P.L.S.T., Inc. (f/k/a Perception Laminates, Inc.)	California	100%
Eagle Test Systems, Inc.	Delaware	100%
Eagle Test Systems (Philippines) LLC	Delaware	100%*
Eagle Test Systems Italy S.r.l.	Italy	100%*
Nextest Systems Corporation	Delaware	100%
Nextest Systems (Philippines) Corp.	Philippines	99.9%*
LitePoint Corporation	Delaware	100%
LitePoint Europe A/S	Denmark	100%*
LitePoint Technology Limited	Hong Kong	100%*
LitePoint Technology (Shanghai) Company Ltd.	Peoples Republic of China	100%*
LitePoint Japan K.K.	Japan	100%*

* Indirect subsidiaries whose voting securities are 100% controlled by Teradyne, Inc.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-158282) and Form S-8 (Nos. 333-177246; 333-159723; 333-155564; 333-149017; 333-143231; 333-134519; 333-116632; 333-101983; 333-73700; 333-68074; 333-56373; 333-32547; 333-07177; 033-64683; and 033-55123) of Teradyne, Inc. of our report dated March 1, 2013 relating to the consolidated financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 1, 2013

EXHIBIT 31.1

CERTIFICATIONS

I, Michael A. Bradley, certify that:

1. I have reviewed this annual report on Form 10-K of Teradyne, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2013

By: /S/ MICHAEL A. BRADLEY

Michael A. Bradley
Chief Executive Officer

EXHIBIT 31.2

I, Gregory R. Beecher, certify that:

1. I have reviewed this annual report on Form 10-K of Teradyne, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2013

By: /s/ GREGORY R. BEECHER

Gregory R. Beecher
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Teradyne, Inc. (the "Company") on Form 10-K for the period ending December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael A. Bradley, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ MICHAEL A. BRADLEY

Michael A. Bradley
Chief Executive Officer

March 1, 2013

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Teradyne, Inc. (the "Company") on Form 10-K for the period ending December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregory R. Beecher, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ GREGORY R. BEECHER

Gregory R. Beecher
Chief Financial Officer

March 1, 2013

TERADYNE, INC.

600 Riverpark Drive
North Reading, Massachusetts 01864

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

The Annual Meeting of Shareholders of Teradyne, Inc., a Massachusetts corporation, will be held on Tuesday, May 21, 2013 at 10:00 A.M. Eastern Time, at the offices of Teradyne, Inc. at 600 Riverpark Drive, North Reading, Massachusetts 01864, for the following purposes:

1. To elect the eight nominees named in the accompanying proxy statement to the Board of Directors to serve as directors for a one-year term.

2. To approve, in a non-binding, advisory vote, the compensation of the Company's named executive officers.

3. To approve an amendment to the 2006 Equity and Cash Compensation Incentive Plan to increase the aggregate number of shares of common stock that may be issued pursuant to the plan by 10,000,000 shares.

4. To approve an amendment to the 1996 Employee Stock Purchase Plan to increase the aggregate number of shares of common stock that may be issued pursuant to the plan by 5,000,000 shares.

5. To ratify the selection of the firm of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013.

6. To transact such other business as may properly come before the meeting and any postponements or adjournments thereof.

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on March 28, 2013, the record date fixed by the Board of Directors for such purpose.

By Order of the Board of Directors,



Charles J. Gray, Secretary

April 11, 2013

Shareholders are requested to vote in one of the following three ways: (1) by completing, signing and dating the proxy card provided by Teradyne and returning it by return mail to Teradyne in the enclosed envelope or at the address indicated on the proxy card, (2) by completing a proxy using the toll-free telephone number listed on the proxy card, or (3) by completing a proxy on the Internet at the address listed on the proxy card.

Table of Contents

TERADYNE, INC.
600 Riverpark Drive
North Reading, Massachusetts 01864

PROXY STATEMENT

April 11, 2013

Proxies in the form provided by Teradyne, Inc. ("Teradyne" or the "Company") are solicited by the Board of Directors ("Board") of Teradyne for use at the Annual Meeting of Shareholders to be held on Tuesday, May 21, 2013, at 10:00 A.M. Eastern Time, at the offices of Teradyne, Inc. at 600 Riverpark Drive, North Reading, Massachusetts 01864.

Only shareholders of record as of the close of business on March 28, 2013 (the "Record Date") will be entitled to vote at this annual meeting and any adjournments thereof. As of the Record Date, 190,559,637 shares of common stock were issued and outstanding. Each share outstanding as of the Record Date will be entitled to one vote, and shareholders may vote in person or by proxy. Delivery of a proxy will not in any way affect a shareholder's right to attend the annual meeting and vote in person. Any shareholder delivering a proxy has the right to revoke it only by written notice to the Secretary or Assistant Secretary delivered at any time before it is exercised, including at the annual meeting. All properly completed proxy forms returned in time to be cast at the annual meeting will be voted.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 21, 2013

This Proxy Statement and the Accompanying Annual Report on Form 10-K, Letter to Shareholders, and Notice, are available at www.proxyvote.com

At the meeting, the shareholders will consider and vote upon the following proposals put forth by the Board:

1. To elect the eight nominees named in this proxy statement to the Board of Directors to serve as directors for a one-year term.

2. To approve, in a non-binding, advisory vote, the compensation of the Company's named executive officers.

3. To approve an amendment to the 2006 Equity and Cash Compensation Incentive Plan to increase the aggregate number of shares of common stock that may be issued pursuant to the plan by 10,000,000 shares.

4. To approve an amendment to the 1996 Employee Stock Purchase Plan to increase the aggregate number of shares of common stock that may be issued pursuant to the plan by 5,000,000 shares.

5. To ratify the selection of the firm of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013.

The Board recommends that you vote **FOR** the proposals listed above.

On or about April 11, 2013, the Company mailed to its stockholders of record as of March 28, 2013 a notice containing instructions on how to access this proxy statement and the Company's annual report online and to vote. Also on April 11, 2013, the Company began mailing printed copies of these proxy materials to stockholders that have requested printed copies.

If you received a notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you request a copy. Instead, the notice instructs you on how to access and review all of the important information contained in the proxy statement and annual report. The notice also instructs you on how you may submit your proxy over the Internet. If you received a notice by mail and would like to receive a printed copy of the proxy materials, you should follow the instructions for requesting such materials included in the notice.

If a shareholder completes and submits a proxy, the shares represented by the proxy will be voted in accordance with the instructions for such proxy. If a shareholder submits a proxy card but does not fill out the voting instructions, shares represented by such proxy will be voted FOR the proposals listed above.

Shareholders may vote in one of the following three ways:

1. by completing, signing and dating the proxy card provided by Teradyne and returning it in the enclosed envelope or by return mail to Teradyne at the address indicated on the proxy card,

2. by completing a proxy using the toll-free telephone number listed on the proxy card or notice, or

3. by completing a proxy on the Internet at the address listed on the proxy card or notice.

A majority of the outstanding shares represented at the meeting in person or by proxy shall constitute a quorum for the transaction of business. Abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the meeting. A "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner. For this annual meeting, on all matters being submitted to shareholders, an affirmative vote of at least a majority of the shares voting on the matter at the meeting is required for approval. The vote on each matter submitted to shareholders is tabulated separately. Abstentions are not included in the number of shares present, or represented, and voting on each separate matter. Broker "non-votes" are also not included. An automated system administered by Teradyne's transfer agent tabulates the votes.

The Board knows of no other matter to be presented at the annual meeting. If any other matter should be presented at the annual meeting upon which a vote properly may be taken, shares represented by all proxies received by the Board will be voted in accordance with the judgment of those officers named as proxies and in accordance with the Securities and Exchange Commission's ("SEC's") proxy rules. See the section entitled "Shareholder Proposals for 2014 Annual Meeting of Shareholders" for additional information.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Board presently consists of eight members, seven of whom are independent directors. Each director is elected annually for a one-year term. The terms of the directors expire at the 2013 Annual Meeting of Shareholders. The Board, based on the recommendation of the Nominating and Corporate Governance Committee, has nominated all current directors for re-election. Teradyne has no reason to believe that any of the nominees will be unable to serve; however, if that should be the case, proxies will be voted for the election of some other person (nominated in accordance with Teradyne's bylaws) or the Board will decrease the number of directors that currently serve on the Board. If elected, each director will hold office until the 2014 Annual Meeting of Shareholders.

The Board recommends a vote FOR the election to the Board of each of Messrs. Bagley, Bradley, Carnesale, Christman, Gillis, Guertin, Tufano and Vallee.

The following table sets forth the nominees to be elected at this annual meeting, the year each person was first appointed or elected, the principal occupation of that person during at least the past five years, that person's age, any other public company boards on which he serves or has served in the past five years, and the nominee's qualifications to serve on the Board. In addition to the information presented below regarding each nominee's specific experience, qualifications, attributes and skills that led the Board to the conclusion that he should serve as a director, Teradyne also believes that all of its director nominees have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to Teradyne and the Board. Additionally, Teradyne values the directors' significant experience on other public company boards of directors and board committees.

Nominees for Directors

Name	Year Became Director	Background and Qualifications
James W. Bagley	1996	Mr. Bagley, 74, served as Executive Chairman of the Board of Directors of Lam Research Corporation from June 2005 to November 2012. He was Lam Research Corporation's Chief Executive Officer and Chairman of the Board of Directors from September 1998 to June 2005 and the Chief Executive Officer and a director from August 1997 to September 1998. He also was Chairman and Chief Executive Officer of OnTrak Systems, Inc. from May 1996 until July 1997. From November 1981 until May 1996, Mr. Bagley held various positions at Applied Materials, Inc., including President and Chief Operating Officer from 1987 through 1993, Vice Chairman and Chief Operating Officer from January 1994 until October 1995, and Vice Chairman from October 1995 until May 1996. Mr. Bagley also served as a director of Micron Technology, Inc. from 1997 to January 2012. Mr. Bagley contributes valuable executive experience within the semiconductor equipment industry and widespread knowledge of the issues confronting complex global technology and manufacturing companies.
Michael A. Bradley	2004	Mr. Bradley, 64, has served as a director since April 2004 and as Chief Executive Officer since May 2004. He was President of Teradyne from May 2003 until January 2013, President of the Semiconductor Test Division from April 2001 until May 2003 and Chief Financial Officer from July 1999 until April 2001. From 1992 until 2001, he held various Vice President positions at Teradyne. Mr. Bradley has been a director of Entegris, Inc., and its predecessor company Mykrolis Corporation, since 2001 and of Avnet, Inc. since November 2012. Mr. Bradley contributes valuable executive experience from his 34 years in multiple management roles, including as President and Chief Executive Officer, within Teradyne.
Albert Carnesale	1993	Mr. Carnesale, 76, has been Chancellor Emeritus and Professor of the University of California, Los Angeles since July 2006 and served as Chancellor from July 1997 to July 2006. He held the position of Provost of Harvard University from October 1994 until June 1997 and the Dean of The John F. Kennedy School of Government from November 1991 through December 1995 where he also was a Professor of Public Policy from 1974 through 1997. From August 2005 to October 2008, Mr. Carnesale served as a director of Westwood One, Inc.; since May 2009, as a director of Nano Pacific Holdings, Inc.; and since February 2011, as a director of Amicrobe, Inc. Mr. Carnesale contributes a very broad business perspective as well as extensive domestic and foreign public policy expertise.

Name	Year Became Director	Background and Qualifications
Daniel W. Christman	2010	Mr. Christman, 69, has served as Senior Counselor to the President of the U.S. Chamber of Commerce since 2009 and as Senior Vice President of International Affairs at the Chamber from 2003 until 2009. In 2001, he retired in the grade of Lieutenant General after a career in the United States Army that spanned more than 36 years. Immediately prior to his retirement, Mr. Christman was the Superintendent of the United States Military Academy at West Point from 1996 to 2001. From 1994 to 1996, he served as Assistant to the Chairman of the Joint Chiefs of Staff of the United States. Mr. Christman has been a director of Entegris, Inc., and its predecessor company Mykrolis Corporation, since 2001. Mr. Christman was a director of the United Services Automobile Association from 1995 to November 2010 and a director of Ultralife Batteries, Inc. from 2001 to March 2010 where he also was the Chairman from September 2009 to March 2010. Mr. Christman contributes his considerable experience with international business issues as well as expertise in leadership and management gained from his 36 plus years as a military leader.
Edwin J. Gillis	2006	Mr. Gillis, 64, has worked as a business consultant and private investor since January 2006. From July 2005 to December 2005, he was the Senior Vice President of Administration and Integration of Symantec Corporation, following the merger of Veritas Software Corporation and Symantec Corporation. He served as Executive Vice President and Chief Financial Officer of Veritas Software Corporation from November 2002 to June 2005, as the Executive Vice President and Chief Financial Officer of Parametric Technology Corporation from September 1995 to November 2002, and as the Chief Financial Officer of Lotus Development Corporation from 1991 to September 1995. Prior to joining Lotus, Mr. Gillis was a Certified Public Accountant and partner at Coopers & Lybrand L.L.P. Mr. Gillis has been a director of LogMeIn, Inc. since November 2007, a director of Sophos Plc. since November 2009 and a director of Responsys Inc. since March 2011. Mr. Gillis was also a director of BladeLogic, Inc. from 2007 to its acquisition by BMC Software in 2008 and a director of EqualLogic, Inc. from 2006 to its acquisition by Dell Computer in 2008. Mr. Gillis contributes extensive experience relating to the issues confronting global technology companies and financial reporting expertise as a former Chief Financial Officer of several publicly-traded technology companies.

Name	Year Became Director	Background and Qualifications
Timothy E. Guertin	2011	Mr. Guertin, 63, has been the Vice Chairman of the Board of Directors of Varian Medical Systems, Inc. since September 2012 and a director of Varian since 2005. He served as Chief Executive Officer of Varian from February 2006 to September 2012 and as President from August 2005 to September 2012. He served as Chief Operating Officer from October 2004 to February 2006 and as Corporate Executive Vice President from October 2002 to August 2006. Prior to that time, he was President of Varian's Oncology Systems business unit from 1992 to January 2005 and a Corporate Vice President from 1992 to 2002. Mr. Guertin contributes significant executive experience at a global technology and manufacturing company with issues similar to those confronting Teradyne.
Paul J. Tufano	2005	Mr. Tufano, 59, has been the Chief Operating Officer of Alcatel-Lucent since January 2013 and Chief Financial Officer since December 2008. He was Executive Vice President of Alcatel-Lucent from December 2008 to January 2013. Mr. Tufano was the Executive Vice President and Chief Financial Officer of Solectron Corporation from January 2006 to October 2007 and Interim Chief Executive Officer from February 2007 to October 2007. Prior to joining Solectron, Mr. Tufano worked at Maxtor Corporation where he was President and Chief Executive Officer from February 2003 to November 2004, Executive Vice President and Chief Operating Officer from April 2001 to February 2003 and Chief Financial Officer from July 1996 to April 2001. From 1979 until he joined Maxtor Corporation in 1996, Mr. Tufano held a variety of management positions in finance and operations at International Business Machines Corporation. Mr. Tufano contributes widespread knowledge of the issues confronting complex technology and manufacturing companies and extensive financial reporting expertise.
Roy A. Vallee	2000	Mr. Vallee, 60, served as Executive Chairman of the Board of Directors of Avnet, Inc. from July 2011 to November 2012 and as a director of Avnet, Inc. from 1991 to 2012. From July 1998 to July 2011, he was Chairman of the Board of Directors and Chief Executive Officer of Avnet, Inc. He also was Vice Chairman of the Board of Directors from November 1992 to July 1998 and President and Chief Operating Officer from March 1992 until July 1998. Since 2003, Mr. Vallee has been a director of Synopsys, Inc. He is currently a member of both the Federal Reserve's 12th District Advisory Council and the Board of the National Association of Wholesalers. Mr. Vallee contributes valuable executive experience within the global technology industry as well as extensive knowledge of the issues affecting complex technology companies.

PROPOSAL NO. 2

ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

The Company is providing shareholders with the opportunity at the 2013 Annual Meeting to vote on the following advisory resolution, commonly known as "Say-on-Pay":

> RESOLVED, that the shareholders of the Company approve, in a non-binding, advisory vote, the compensation of the Company's named executive officers as disclosed in the Company's proxy statement under the headings "Compensation Discussion and Analysis" and "Executive Compensation Tables" pursuant to Item 402 of Regulation S-K.

Teradyne's Board of Directors has implemented an executive compensation program that rewards performance. The Board fosters a performance-oriented environment by tying a significant portion of each executive officer's cash and equity compensation to the achievement of short- and long-term performance targets that are important to the Company and its shareholders. The Board of Directors has designed the Company's executive compensation program to attract, motivate, reward and retain the senior management talent required to achieve the Company's corporate objectives and increase shareholder value. The Company believes that the compensation policies and program are centered on a pay-for-performance philosophy and are strongly aligned with the long-term interests of shareholders.

The performance-based executive compensation program resulted in compensation for the Company's named executive officers that reflects the Company's outstanding financial results for 2012. The Company increased revenues by 16% to $1.66 billion, generated significant free cash flow, and maintained its industry-leading profitability rate. The Company's Wireless Test Division, formed as a result of the 2011 acquisition of LitePoint Corporation, had record growth with revenue more than doubling from 2011.

The Company's performance-based variable compensation is tied both to its rate of profitability and to the achievement of strategic business goals, including market share gains, strategic customer wins, engineering project milestones, cost controls and other growth targets – the achievement of which positively impact the Company's long-term performance. Due to the Company's market-leading rate of profitability and achievement of certain business goals in 2012, executive officers received 153% of their target variable cash compensation payout and 200% of their target performance-based restricted stock units.

The compensation of the executive officers over the last five years demonstrates the correlation between pay and performance. The compensation for the named executive officers in 2012, 2011 and 2010 contrasts to compensation received for 2008 and 2009 where executive officers received compensation well below target. In 2008 and 2009, executive officers received payouts well below their target variable cash compensation and were not granted any performance-based restricted stock units due to the severe industry downturn. Furthermore, in 2009, executive officers took base salary pay cuts which were only restored late in the year when business improved. By contrast, in 2010 and 2011, due to the Company's record profitability and achievement of strategic business goals, the executive officers received at or close to the maximum 200% of their target variable cash compensation payout and 200% of their target performance-based restricted stock units. In 2012, the Company had record results in its Wireless Test Division as well as superior performance in its Semiconductor Test Division and Military/Aerospace Business Unit, but mixed results in its other businesses. As a result, the variable cash compensation payout for executives decreased to 153% reflecting a strong year, but not as strong as 2010 or 2011.

The Company's shareholders voted to approve the Say-on-Pay advisory resolution at the 2012 Annual Meeting of Shareholders with 99% of the votes cast approving the resolution. Notwithstanding the approval of the resolution, the Board of Directors continues to assess the Company's executive compensation program to ensure it remains aligned with both short- and long-term performance.

The Company will report the results of the "Say-on-Pay" vote in a Form 8-K following the 2013 Annual Meeting of Shareholders. The Company also will disclose in subsequent proxy statements how the Company's compensation policies and decisions take into account the results of the shareholder advisory vote on executive compensation.

The Board recommends a vote FOR the advisory resolution approving the compensation of the Company's named executive officers as described in this proxy statement.

PROPOSAL NO. 3

APPROVAL OF AN AMENDMENT TO 2006 EQUITY AND CASH COMPENSATION INCENTIVE PLAN

Proposed Amendment

On March 28, 2013, the Board adopted an amendment to the 2006 Equity and Cash Compensation Incentive Plan (the "Plan") which is subject to the approval of the shareholders. The Board has approved and recommends the shareholders approve an amendment to the Plan that will increase the aggregate number of shares of common stock authorized for issuance under the Plan by 10,000,000 shares. The Plan, as amended including the proposed amendment for the shareholders to approve, is attached as Appendix A. Our equity compensation program is a critical part of our compensation policy to attract, motivate and retain talented employees, align employee and stockholder interests, link employee compensation with company performance and maintain a culture based on employee stock ownership. We have prudently managed our equity awards program to achieve significant reductions in overhang and burn rate since our shareholders approved a share increase in 2009.

As of March 15, 2013, only 4.4 million shares remained authorized for issuance under the Plan. Assuming the current usage rate and stock price levels, Teradyne expects these remaining shares will be granted over the next 18 months. If the increase in the number of shares authorized for issuance under the Plan is not approved, Teradyne would have no further ability to make equity-based grants pursuant to the Plan subsequent to having made grants for the remaining 4.4 million shares. The Board believes that without a continued ability to make grants of equity-based awards pursuant to the Plan, Teradyne would suffer a severe competitive disadvantage in the recruitment, retention and motivation of its employees.

Since initially adopted, there has been one increase in the number of shares originally approved for issuance under the Plan. At the 2009 Annual Meeting, Teradyne's shareholders approved an amendment to the Plan of an increase in the number of shares of Common Stock authorized for issuance under the Plan by 10,000,000 shares.

In offering equity as part of the Company's long-term incentive compensation program, the Compensation Committee assesses the impact of the equity on shareholders using standard metrics, including "burn rate," "overhang" and dilution. The Compensation Committee retained Compensia, an independent compensation consultant, to provide an analysis of the Company's Plan, including "burn rate," "overhang," and dilution and to advise the Committee on the number of shares to propose for approval by the shareholders. Based on its analysis, Compensia recommended an increase of 10,000,000 shares. Compensia's report to the Committee is summarized below.

Share Information

As of March 15, 2013, the Plan had 8,135,946 shares subject to currently outstanding equity awards including 4,590,190 shares subject to outstanding restricted stock awards (performance-based or time-based) and 3,545,756 outstanding options with a weighted average remaining option term of 5.66 years and a weighted average exercise price of $5.45 and 4,418,639 shares available for future issuance.

Burn Rate

"Burn rate" was analyzed by Compensia to provide a measure of the potential dilutive impact of the Company's annual equity award program. "Burn rate" is the number of shares granted during a calendar year divided by the undiluted weighted average number of common shares outstanding for that year. As shown in the following graph, the Company's three-year average annual burn rate for 2010 through 2012 is 2.44%, which is below the Institutional Shareholder Services (ISS) burn rate maximum of 6.58% applicable to Teradyne's industry grouping, the Russell 3000 Semiconductor Equipment segment. The Company has reduced the burn rate from 3.10% to 2.05% over the last 3 years.



8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
3.10%
2.18%
2.05%
2.44%
2010
2011
2012
3-Year Avg

For purposes of this calculation, in accordance with ISS's methodology, full value awards, such as restricted stock awards and performance-based restricted stock awards, were multiplied by a factor of 2.0.

Overhang

"Overhang" was analyzed by Compensia to measure the potential dilutive effect of all outstanding equity awards and shares available for future grants. "Total Overhang" is the total number of equity awards outstanding, plus shares available to be granted, divided by total common shares outstanding. "Issued Overhang" is the total number of equity awards outstanding divided by total common shares outstanding. As of March 15, 2013, the Company's Issued Overhang was 4.3% and the Company's Total Overhang was 6.6%. Assuming the approval of the increase in the number of shares authorized for issuance under the Plan, the Total Overhang would be 11.8%. As illustrated in the table below, the Company's overhang percentages have steadily decreased over the last three years.

As of December 31	Issued Stock Overhang	Total Stock Overhang
2012	4.7%	8.1%
2011	6.1%	10.6%
2010	7.7%	16.0%

The Company's Issued Overhang, current Total Overhang and Total Overhang assuming the approval of the increase in the number of shares authorized for issuance under the Plan are, in each case, below the median of its peer group.

Dilution Cost

Compensia also conducted an analysis of the equity plan dilution cost or shareholder value transfer. The cost of the Company's equity plan is determined using a dilution model which calculates the Company's shareholder value transfer based on the fair value of:

- Shares available under the plan, plus
- Shares requested to be added to the plan, plus
- Granted, but unexercised shares subject to outstanding options and unvested RSUs.

The sum of the above is calculated as a percent of the Company's market capitalization based on a 200-day average stock price as of the applicable measurement date. The percentage then is compared to guidelines based on the Company's industry and performance. Based on this analysis, Compensia advised the Committee that the dilution cost was within acceptable guidelines.

Usage Rate

In recommending the increase in shares for the equity plan, Compensia also reviewed the Company's 3-year average share usage rate which is set forth in the table below.

	2012	2011	2010
		(in thousands)	
Restricted Stock Units:			
Non-vested at January 1	5,840	6,963	6,896
Awarded	1,844	1,936	2,626
Vested	(2,510)	(2,624)	(2,406)
Forfeited	(204)	(435)	(153)
Non-vested at December 31	4,970	5,840	6,963
Stock Options:			
Outstanding at January 1	5,335	7,194	11,238
Granted	151	145	329
Assumed from acquisition	—	2,828	—
Exercised	(1,396)	(965)	(4,031)
Forfeited	(203)	—	—
Cancelled	(46)	(3,867)	(342)
Outstanding at December 31	3,841	5,335	7,194

Total shares available for the years 2012, 2011 and 2010:

	2012	2011	2010
		(in thousands)	
Shares available:			
Available for grant at January 1	8,205	9,851	12,653
Options granted	(151)	(145)	(329)
Restricted stock units granted	(1,844)	(1,936)	(2,626)
Restricted stock units forfeited	204	435	153
Available for grant at December 31	6,414	8,205	9,851

With the increase in shares requested, based on the 3-year historical average usage, the Plan would have a sufficient number of shares for approximately five (5) to six (6) years. This estimate would be impacted by a significant decrease in participation in the equity program such as through an employee reduction or divestiture or a significant increase in participation such as through an acquisition or an increase in hiring. This estimate also is impacted by Teradyne's share price which impacts the number of shares issued to employees under the Plan.

The Compensation Committee reviewed Compensia's analysis and approved the recommendation for an increase of 10,000,000 shares. Teradyne and the Compensation Committee have actively advanced shareholder interests in the administration of its equity compensation program, reducing both its burn rate and overhang percentages in recent years. The Board believes that the overhang and burn rate are reasonable in relation to those of the Company's peer group and reflect a judicious use of equity for compensation programs.

The Board recommends a vote for approval of the amendment to the Plan. The following is a summary of the material features of the Plan. The complete text of the Plan, giving effect to the proposed amendment, is attached as Appendix A.

General Description of the Plan, as amended

The purpose of the Plan is to provide equity ownership and compensation opportunities in Teradyne (each, an "Award") to employees, officers and directors of Teradyne and its subsidiaries, all of whom are eligible to receive Awards under the Plan. Under present law, however, incentive stock options within the meaning of Section 422 of the Code, a type of stock-based Award that may be granted pursuant to the Plan, may be granted only to employees of Teradyne or subsidiaries of Teradyne. Any person to whom an Award is granted will be called a "Participant." As of March 15, 2013, there are approximately 3,600 employees who are eligible to be Participants in the Plan.

The Plan is administered by the Compensation Committee (the "Committee") composed solely of members of Teradyne's Board of Directors that are "independent," as defined pursuant to Rule 10A-3(b)(1) of the Exchange Act and Rule 303A.02 of the NYSE Listed Company Manual. The Committee has the authority to grant Awards, to adopt, amend and repeal rules relating to the Plan, to interpret and correct the provisions of the Plan and any Award, and subject to the limitations of the Plan, to modify and amend any Award, except that the Committee may not reprice Awards without shareholder approval or accelerate the vesting of full-value stock-based Awards without shareholder approval other than in the event of death, disability or retirement of a Participant or an acquisition of Teradyne by another entity. The Plan also provides that authority to grant Awards to employees may be delegated to one or more executive officers of Teradyne, with certain limitations.

Awards under the Plan may be either or both stock- and cash-based. Stock-based Awards may take the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock or any other stock-based interests as the Committee shall determine.

Awards may be granted subject to time-based vesting schedules and/or performance-based vesting measured by Performance Criteria specified in an Award. "Performance Criteria" means any one or more of the following performance criteria, applied to either Teradyne as a whole or to a division, business unit or subsidiary, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Committee in the Award: cash flow; earnings per share; earnings before interest, taxes and amortization; return on equity; total shareholder return; share price performance; return on capital; return on assets or net assets; revenue; income or net income; operating income or net operating income; operating profit or net operating profit; income from operations less restructuring and other, net, amortization of intangibles and acquisition and divestiture related charges or credits; operating margin or profit margin; return on operating revenue; return on invested capital; market segment share; product release schedules; new product innovation; product cost reduction; brand recognition/acceptance; product ship targets; process improvement results; verification of business strategy and/or business plan; improvement of strategic position; adaptation to changes in the marketplace or environment; or customer satisfaction. If the Award is subject to Performance Criteria and the Award so provides, evaluation of achievement against Performance Criteria may take into account any of the following events that occur during a performance period: asset write-downs; litigation or claim judgments or settlements; the effect of changes in tax law; accounting principles or other such laws or provisions affecting reported results; accruals for reorganization and restructuring programs and any extraordinary non-recurring charges or other events.

Stock-Based Awards

Authorized Shares. The number of shares of Common Stock that may be delivered pursuant to Awards granted under the Plan was originally 12 million shares of Common Stock in May 2006, when the Plan was first approved by the shareholders. The shareholders approved an increase in the number of shares of Common Stock that may be delivered pursuant to Awards granted under the Plan to 22 million at the 2009 Annual Meeting. As of March 15, 2013, the number of shares of Common Stock that remained available for issuance was approximately 4.4 million. The maximum number of shares of stock-based Awards that may be granted to any individual Participant under the Plan during any one fiscal year may not exceed 2 million.

Terms of Stock-Based Awards. The Committee shall determine the terms and conditions of each stock-based Award, including the number of shares subject to such Award or a formula for making this determination; the exercise or purchase price, as applicable, of such Award (subject to limitations discussed subsequently) and the means of payment for shares; the vesting schedule; the Performance Criteria, if any, that determine the number of shares or options granted, issued, retainable and/or vested; other terms and conditions on the grant, issuance and/or forfeiture of the shares or options; and such further terms and conditions as may be determined by the Committee.

Stock Options. Stock options represent the right to purchase shares of Common Stock within a specified period of time at a specified price. The exercise price for options will be not less than 100% (110% for an incentive stock option granted to a 10% or more shareholder) of the fair market value of Common Stock on the date of grant. The aggregate fair market value, determined on the date the option is granted, of the stock for which any person may be granted incentive stock options which become exercisable for the first time by such person in any calendar year cannot exceed the sum of $100,000 or such sum as is allowed by the Code (determined on the date such option is granted). No incentive stock option will be granted to a person who is not an "employee" as defined in the applicable provisions of the Code, and regulations issued thereunder. Options shall expire in no more than ten years (five years in the case of an incentive stock option granted to a 10% or more shareholder) after the date of grant.

Each option or installment may be exercised at any time or from time to time, in whole or in part, for up to the total number of shares with respect to which it is then exercisable, by delivery of a properly signed written notice of exercise to Teradyne at its principal office address or to such transfer agent as Teradyne shall designate, or by notification to the Teradyne-designated third party commercial provider. The Committee has the right to accelerate the date of exercise of any installment of any option at any time, despite the fact that such acceleration may disqualify all or part of any option as an incentive stock option. Payment for the exercise of options under the Plan may be made by one or any combination of the following forms of payment:

- by cash or by check payable to the order of Teradyne, or by fund transfer from the holder's account maintained with the Teradyne-designated third party commercial provider, if any,
- at the discretion of the Committee, through delivery of shares of Common Stock having a fair market value equal as of the date of exercise to the cash exercise price of the option, provided that such shares were not acquired by the Participant in the prior six months, or
- at the discretion of the Committee, by delivery of a sufficient amount of the proceeds from the sale of the Common Stock acquired upon exercise of the option by the optionee's broker or selling agent.

Stock Appreciation Rights. A stock appreciation right (an "SAR") is an Award entitling the holder, upon exercise, to receive cash or shares of Common Stock, or a combination thereof, in an amount determined solely by reference to appreciation, from and after the date of grant, in the fair market value of a share of Common Stock. SARs may be granted separately from or expressly in tandem with an option. An SAR granted in tandem with an option will be exercisable only at such time or times, and to the extent, that the related option is exercisable, provided that the SAR will generally terminate upon exercise of the related option and the option will terminate and no longer be exercisable upon the exercise of the related SAR.

Restricted Stock and Restricted Stock Units. Restricted stock is Common Stock that is subject to a risk of forfeiture or other restrictions that will lapse upon satisfaction of specified conditions. Restricted stock units represent the right to receive shares of Common Stock in the future, with the right to future delivery of the shares subject to a risk of forfeiture or other restrictions that will lapse upon satisfaction of specified conditions. Subject to any restrictions applicable to the Award, a Participant holding restricted stock, whether vested or unvested, will be entitled to enjoy all rights of a shareholder with respect to such restricted stock, including the right to receive dividends and to vote the shares. A Participant holding restricted stock units may not vote the shares represented by those units. Restricted stock and restricted stock units issued under the Plan will be subject to minimum vesting periods of no less than 1 year for Awards subject to Performance Criteria and no less than 3 years for all other restricted stock or restricted stock unit Awards, unless the applicable restricted stock and restricted stock unit Awards fall under the exception to minimum vesting periods described below.

Phantom Stock. Phantom stock is an Award entitling recipients to receive, in cash or shares, the fair market value of shares of Common Stock upon the satisfaction of conditions specified by the Committee in connection with the grant of such Award. A Participant may not vote the shares represented by a phantom stock Award.

Other Stock-Based Awards. The Plan provides the flexibility to grant other forms of Awards based upon Common Stock, having the terms and conditions established at the time of grant by the Committee. A minimum vesting period of no less than 1 year for full-value stock-based Awards subject to Performance Criteria and no less than 3 years for all other full-value stock-based Awards is required under the Plan, unless such Awards fall under the exception to minimum vesting periods described below.

Non-Employee Director Formula Grants. The Plan provides that each non-employee director of Teradyne will be automatically granted an Award, either in equity or cash, having a fair market value equal to (1) a dollar amount approved by the Board of Directors not to exceed $200,000 on the date first elected or appointed to the Board (other than pursuant to an election at an annual meeting of shareholders), prorated daily to reflect the period between the director's date of election or appointment and the date of the next annual grant, and (2) a dollar amount approved by the Board of Directors not to exceed $200,000 on the date in each year which is the earlier of the date of the annual meeting of shareholders and the last Thursday in May. At the discretion of the Board of Directors, such Award may include any of the following, individually or in combination: a restricted stock unit, restricted stock, nonstatutory stock option, SAR or cash. Awards of restricted stock or restricted stock units to non-employee directors will have a minimum vesting period of no less than 1 year for Awards subject to Performance Criteria and no less than 3 years for all other Awards, unless such Awards fall under the exception to minimum vesting periods. Any options, SARs, phantom stock or other cash Awards issued to non-employee directors may, at the Committee's discretion, be immediately exercisable on the date of grant. Awards granted under the Plan shall be in addition to the annual Board and committee cash retainers paid by Teradyne to non-employee directors.

Exception to Minimum Vesting Periods. The Committee can exclude from the minimum vesting period requirements up to 5% of the shares of Common Stock authorized for issuance under the Plan in the form of restricted stock Awards, restricted stock units and other stock-based Awards.

Adjustment. In the event of any stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or event, the following shall be equitably adjusted:

- the number and class of securities available for Awards under the Plan and the per-Participant share limit,
- the number and class of securities, vesting schedule and exercise price per share subject to each outstanding Award, and
- the repurchase price per security subject to repurchase.

The terms of each other outstanding stock-based Award shall be adjusted by Teradyne (or substituted Awards may be made) to the extent the Committee shall determine, in good faith, that such an adjustment (or substitution) is appropriate.

Cash Awards

The Plan permits the granting of cash Awards either alone, in addition to, or in tandem with other Awards granted under the Plan to Participants. These cash Awards may be based on a predetermined variable compensation factor and performance criteria, and may not exceed $3 million per fiscal year. The variable compensation factor is a percentage of the Participant's base annual salary, starting at a minimum of 5% for new Participants. Variable compensation factors are reviewed annually and typically do not exceed 100%.

General Terms

Eligibility Under Section 162(m). In general, under Section 162(m) of the Code, Teradyne cannot deduct, for federal income tax purposes, compensation in excess of $1 million paid in a year to certain executive officers. This deduction limitation, however, does not apply to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. The regulations under Section 162(m) of the Code contain a "safe harbor" that treats stock options granted at fair market value as qualified performance-based compensation (assuming certain other requirements are satisfied). Teradyne considered the limitations on deduction imposed by Section 162(m) of the Code when preparing the Plan. Included at page 41 in Compensation Discussion and Analysis under the subheading "Impact of Accounting and Tax Treatment on Executive Pay" is a further discussion of Section 162(m) of the Code.

Transferability. Except as the Committee may otherwise determine or provide in an Award, Awards may be transferred only by will or by the laws of descent and distribution; provided, however, that nonstatutory stock options may be transferred to a grantor retained annuity trust or a similar estate planning vehicle under which the trust is bound by all provisions of the option which are applicable to the holder thereof.

Treatment upon Acquisition. Unless otherwise expressly provided in the applicable Award, upon the occurrence of an acquisition of Teradyne by another entity, appropriate provision must be made for the continuation or the assumption by the surviving or acquiring entity of all Awards. In addition to or in lieu of the foregoing, the Committee may provide that Awards granted under the Plan must be exercised by a certain date or shall be terminated, that Awards shall be terminated in exchange for a cash payment, or that Awards under the Plan may be substituted for stock and stock-based awards issued by an entity acquired by or merged into Teradyne. The Committee is also authorized in connection with an acquisition of Teradyne to accelerate in full or in part any Awards of options, restricted stock, other stock-based Awards or Awards then-outstanding under the Plan that may be settled in whole or in part in cash.

Effect of Termination, Disability or Death. The Committee determines the effect on an Award of the disability, death, retirement, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant's legal representative, conservator, guardian or designated beneficiary, may exercise rights under the Award, subject to applicable law and the provisions of the Code. The Committee is permitted to authorize in connection with the occurrence of such an event the acceleration in full or in part any Award of options or Awards that may be settled in cash. The Committee is permitted to authorize the acceleration of restricted stock or restricted stock unit Awards or other full-value stock-based Awards only in the event of the Participant's disability, death, retirement or upon the acquisition in control of Teradyne by another entity.

Amendment of Awards. The Committee may, without shareholder approval, amend, modify or terminate any outstanding Award, except that: (1) the Committee may not materially and adversely change the terms of a Participant's Award without the Participant's consent; (2) previously-issued options may not be amended without shareholder approval to reduce the price at which such previously-issued options are exercisable or to extend the period of time beyond ten years for which such previously-issued options shall be exercisable; and (3) previously-issued full-value stock-based Awards may not be accelerated without shareholder approval, other than in the event of death, disability or retirement of a Participant or an acquisition of Teradyne.

Termination of Plan; Amendments. Awards may be granted under the Plan at any time on or prior to May 24, 2016, but Awards granted before that date may be exercised thereafter. The Committee may amend, suspend or terminate the Plan or any portion thereof at any time; provided, however, that any material amendment to the Plan will not be effective unless approved by Teradyne's shareholders. If any stock-based Award expires, or is terminated, surrendered or forfeited, in whole or in part, the unissued shares covered by such Award shall again be available for the grant of Awards under the Plan.

United States Federal Income Tax Consequences

Incentive Stock Options. The following general rules are applicable under current United States federal income tax law to incentive stock options ("ISOs") granted under Teradyne's Plan.

1. In general, no taxable income results to the optionee upon the grant of an ISO or upon the issuance of shares to him or her upon the exercise of the ISO, and no corresponding federal tax deduction is allowed to Teradyne upon either grant or exercise of an ISO.

2. If shares acquired upon exercise of an ISO are not disposed of within (i) two years following the date the option was granted or (ii) one year following the date the shares are issued to the optionee pursuant to the ISO exercise (the "Holding Periods"), the difference between the amount realized on any subsequent disposition of the shares and the exercise price will generally be treated as long-term capital gain or loss to the optionee.

3. If shares acquired upon exercise of an ISO are disposed of before the Holding Periods are met (a "Disqualifying Disposition"), then in most cases the lesser of (i) any excess of the fair market value of the shares at the time of exercise of the ISO over the exercise price or (ii) the actual gain on disposition will be treated as compensation to the optionee and will be taxed as ordinary income in the year of such disposition.

4. In any year that an optionee recognizes ordinary income as the result of a Disqualifying Disposition, Teradyne generally should be entitled to a corresponding deduction for federal income tax purposes.

5. Any excess of the amount realized by the optionee as the result of a Disqualifying Disposition over the sum of (i) the exercise price and (ii) the amount of ordinary income recognized under the above rules will be treated as capital gain to the optionee.

6. Capital gain or loss recognized by an optionee upon a disposition of shares will be long-term capital gain or loss if the optionee's holding period for the shares exceeds one year.

7. An optionee may be entitled to exercise an ISO by delivering shares of Teradyne's Common Stock to Teradyne in payment of the exercise price. If an optionee exercises an ISO in such fashion, special rules will apply.

8. In addition to the tax consequences described above, the exercise of an ISO may result in additional tax liability to the optionee under the alternative minimum tax rules. The Code provides that an alternative minimum tax (at a maximum rate of 28%) will be applied against a taxable base which is equal to "alternative minimum taxable income" reduced by a statutory exemption. In general, the amount by which the value of the Common Stock received upon exercise of the ISO exceeds the exercise price is included in the optionee's alternative minimum taxable income. A taxpayer is required to pay the higher of his or her regular tax liability or the alternative minimum tax. A taxpayer that pays alternative minimum tax attributable to the exercise of an ISO may be entitled to a tax credit against his or her regular tax liability in later years.

9. Special rules apply if the stock acquired is subject to vesting, or is subject to certain restrictions on resale under federal securities laws applicable to directors, officers or 10% shareholders.

Nonstatutory Stock Options. The following general rules are applicable under current United States federal income tax law to options that do not qualify as ISOs ("Nonstatutory Stock Options") granted under Teradyne's Plan:

1. The optionee generally does not realize any taxable income upon the grant of a Nonstatutory Stock Option, and Teradyne is not allowed a federal income tax deduction by reason of such grant.

2. The optionee generally will recognize ordinary income at the time of exercise of a Nonstatutory Stock Option in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price.

3. When the optionee sells the shares acquired pursuant to a Nonstatutory Stock Option, he or she generally will recognize a capital gain or loss in an amount equal to the difference between the amount realized upon the sale of the shares and his or her basis in the shares (generally, the exercise price plus the amount taxed to the optionee as ordinary income). If the optionee's holding period for the shares exceeds one year, such gain or loss will be a long-term capital gain or loss.

4. Teradyne generally should be entitled to a corresponding tax deduction for federal income tax purposes when the optionee recognizes ordinary income.

5. An optionee may be entitled to exercise a Nonstatutory Stock Option by delivering shares of Teradyne's Common Stock to Teradyne in payment of the exercise price. If an optionee exercises a Nonstatutory Stock Option in such fashion, special rules will apply.

6. Special rules apply if the stock acquired is subject to vesting, or is subject to certain restrictions on resale under federal securities laws applicable to directors, officers or 10% shareholders.

Awards and Purchases. The following general rules are applicable under current federal income tax law to awards of restricted stock and restricted stock units ("Restricted Awards"), the granting of opportunities to make direct stock purchases under Teradyne's Plan ("Purchases") or the granting of an SAR or phantom stock that is settled in shares (a "Stock-Settled Award"):

1. Persons receiving Common Stock pursuant to a Restricted Award, a Purchase or a Stock-Settled Award generally will recognize ordinary income at the time of vesting, purchase or settlement, as applicable, in an amount equal to the fair market value of the shares received, reduced by the purchase price paid, if any.

2. Teradyne generally should be entitled to a corresponding deduction for federal income tax purposes when such person recognizes ordinary income. When such Common Stock is sold, the seller generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale and the seller's tax basis in the Common Stock (generally, the amount that the seller paid for such stock plus the amount taxed to the Seller as ordinary income).

3. Special rules apply if the stock acquired pursuant to an Award of stock or direct stock purchase is subject to vesting, or is subject to certain restrictions on resale under federal securities laws applicable to directors, officers or 10% shareholders.

Cash Awards. The following general rules are applicable under current federal income tax law to cash Awards or Awards settled in cash:

1. Persons receiving a cash Award or Award settled in cash generally will recognize ordinary income equal to the amount of the cash Award.

2. Teradyne should be entitled to a corresponding deduction for federal income tax purposes at the time of making the cash Award or Award settled in cash.

Other Tax Considerations

A Participant who receives accelerated vesting, exercise or payment of awards contingent upon or in connection with a change of control of Teradyne may be deemed to have received an "excess parachute payment" under Section 280G of the Code. In such event, the Participant may be subject to a 20% excise tax and Teradyne may be denied a tax deduction for such payments.

It is the intention of Teradyne that Awards will comply with Section 409A of the Code regarding nonqualified deferred compensation arrangements or will satisfy the conditions of applicable exemptions. However, if an Award is subject to and fails to comply with the requirements of Section 409A, the Participant may recognize ordinary income on the amounts deferred under the Award, to the extent vested, prior to the time when the compensation is received. In addition, Section 409A imposes a 20% penalty tax, as well as interest, on the Participant with respect to such amounts.

The Patient Protection and Affordable Care Act, which was enacted on March 23, 2010, introduced a new Net Investment Income Tax. For taxable years beginning after December 31, 2012, dividends paid to and capital gains recognized by individuals with incomes over certain threshold amounts may be subject to an additional 3.8% tax on this Net Investment Income

The Board recommends a vote FOR approval of the amendment to the Plan.

PROPOSAL NO. 4

APPROVAL OF AN AMENDMENT TO 1996 EMPLOYEE STOCK PURCHASE PLAN

Proposed Amendment

On March 28, 2013, the Board adopted an amendment to the 1996 Employee Stock Purchase Plan (the "ESPP") which is subject to the approval of the shareholders. The Board has approved and recommends the shareholders approve an amendment to the ESPP that will increase the aggregate number of shares of common stock authorized for issuance under the ESPP by 5,000,000 shares. The ESPP, as amended including the proposed amendment for the shareholders to approve, is attached as Appendix B.

Teradyne's equity compensation program is a critical part of our compensation policy to attract, motivate and retain talented employees, align employee and stockholder interests, link employee compensation with company performance and maintain a culture based on employee stock ownership. The ESPP encourages broad employee stock ownership in Teradyne. The proposed amendment is essential to permit the Company to continue the pursuit of these objectives.

Under the ESPP, eligible employees may purchase shares of common stock through regular payroll deductions of up to 10% of their compensation, to a maximum of shares with a fair market value of $25,000 per calendar year, not to exceed 6,000 shares. Under the ESPP, prior to January 2013, the price paid for the common stock was equal to 85% of the lower of the fair market value of Teradyne's common stock on the first business day and the last business day of each six month purchase period within each year. Beginning in January 2013, the price paid is equal to 85% of the stock price on the last business day of the purchase period.

The Compensation Committee retained Compensia, an independent compensation consultant, to provide an analysis of the Company's ESPP and to advise the Committee on the number of shares to propose for approval by the shareholders. Based on its analysis, Compensia recommended an increase of 5,000,000 shares. Compensia's report to the Committee is summarized below.

Compensia assessed historical usage and participation rates as well as peer practice and customary industry standards. The following table sets forth the historical usage under the ESPP.

Year	Shares Added	Issued	Balance
1996 Authorized	5,400,000		
2001			390,000
2002	5,000,000	(1,661,781)	3,728,219
2003		(1,638,975)	2,089,244
2004	5,000,000	(1,638,975)	5,450,269
2005		(2,248,501)	3,201,768
2006		(1,318,839)	1,882,929
2007	5,000,000	(1,175,325)	5,707,604
2008		(1,510,679)	4,196,925
2009	5,000,000	(2,458,891)	6,738,034
2010		(1,406,128)	5,331,906
2011		(1,376,328)	3,955,578
2012		(1,123,040)	2,832,538
2013		(585,969)	2,246,569
Total	**25,400,000**	**(18,143,431)**	**2,246,569**

The Company expects the usage rate to decrease modestly as the Compensation Committee has amended the ESPP to eliminate the "look back" to the first business day of the payment period to determine the purchase price. This decrease will be partially offset by an expected increase in the participation rate based on increased hiring.

As amended, the ESPP would authorize the issuance of up to 5,000,000 shares of common stock in addition to the 25,400,000 shares of common stock previously authorized under the plan. Upon approval, the total number of shares available for issuance under the ESPP would be 7,246,569 representing approximately 3.8% of total shares outstanding which is well below the less than 10% guideline recommended by ISS.

Based on the 3-year average usage and the current participation rate, Teradyne expects that the 5,000,000 share increase would provide sufficient shares, at share price levels as of April 1, 2013, for approximately five (5) years. This estimate would be impacted by a significant decrease in participation such as through an employee reduction or divestiture or a significant increase in participation such as through an acquisition or an increase in the Company's hiring. This estimate also is impacted by Teradyne's share price which determines the number of shares purchased by employees under the ESPP.

The Compensation Committee reviewed Compensia's analysis and approved the recommendation for an increase of 5,000,000 shares. As of March 15, 2013, only 2.2 million shares remained authorized for issuance under the ESPP. Assuming current participation rates and stock price levels, Teradyne expects these remaining shares would be issued by mid 2014, after which the Company would no longer be able to provide a broad-based equity incentive plan to encourage employee ownership in Teradyne. An absence of a suitable long-term, equity-based incentive plan might negatively impact the recruitment and retention of present and future employees.

Description of the ESPP, as amended

The ESPP is intended to encourage stock ownership by all eligible employees so that they may share in the company's growth by acquiring or increasing their ownership interest in Teradyne. The ESPP is designed to encourage eligible employees to remain employed by Teradyne. Under the ESPP, payroll deductions are used to purchase common stock for eligible, participating employees. As of March 15, 2013, approximately fifty percent of world-wide employees participated in the ESPP.

The ESPP is an "employee stock purchase plan" within the meaning of Section 423(b) of the Code. It is administered by the Compensation Committee of the Board. The Committee has the power to interpret the ESPP, determine all questions or issues that might arise under the ESPP, and to adopt and amend rules and regulations for administration of the ESPP, as the Committee may deem appropriate. The Committee or the Board may from time to time adopt amendments to the ESPP. However, the approval of the shareholders is required for any amendment that:

- increases the number of shares that may be issued under the ESPP;
- changes the class of employees eligible to receive options under the ESPP, if such change would be treated as the adoption of a new plan for the purposes of the applicable provisions of the Code;
- causes Rule 16b-3 under the Exchange Act to be inapplicable to the ESPP; or
- requires shareholder approval pursuant to the rules and regulations of the New York Stock Exchange.

The ESPP may be terminated at any time by the Board; however, such termination will not affect options then outstanding under the ESPP. If, at any time, shares of Teradyne's common stock reserved for issuance under the ESPP remain available for purchase, but not in sufficient number to satisfy all then unfilled purchase requirements, the available shares will be apportioned among participants in proportion to the amount of payroll deductions accumulated on behalf of each participant that would otherwise be used to purchase stock, and the ESPP will terminate. Upon termination of the ESPP, all payroll deductions not used to purchase common stock will be refunded to ESPP participants without interest.

As amended, the ESPP would authorize the issuance of up to 5,000,000 shares of common stock in addition to the 25,400,000 shares of common stock previously authorized under the plan. In 2012, employees purchased approximately 1.1 million shares pursuant to the ESPP. With the increase of 5,000,000 shares as requested, based on historical purchase and participation rates, Teradyne expects the available shares to last for approximately another 5 years. This estimate would be impacted by a significant decrease in participation such as through an employee reduction or divestiture or a significant increase in participation such as through an acquisition. This estimate also is impacted by Teradyne's share price which determines the number of shares purchased by employees under the ESPP. Participants are generally protected against dilution in the event of certain capital changes such as a recapitalization, stock split, merger, consolidation, reorganization, combination, liquidation, stock dividend or similar transaction.

An employee electing to participate in the ESPP must authorize an amount (a whole percentage not less than 2% nor more than 10% of the employee's cash compensation) to be deducted from the employee's pay and applied toward the purchase of common stock under the plan. For the duration of the ESPP, the payment period is two six-month periods commencing on the first day of January and ending on the last day of June, and commencing on the first day of July and ending on the last day of December, of each calendar year.

Employees of Teradyne (and participating subsidiaries) whose customary employment is not less than 20 hours per week and is more than 5 months per calendar year are eligible to participate in the ESPP and may join the ESPP on the first business day of a payment period and those employees who become eligible to participate after the first business day of a business period may join on the first business day of the next succeeding payment period. An employee may not be granted an option under the ESPP if, after the granting of the option, such employee would be treated as owning five percent or more of the common stock. Non-employee directors cannot participate in the ESPP.

On the first business day of each payment period, Teradyne will grant to each participant an option to purchase a maximum of 3,000 shares of common stock. On the last day of the payment period, the employee will be deemed to have exercised this option, at the option price, to the extent of such employee's accumulated payroll deductions, on the condition that the employee remains eligible to participate in the ESPP throughout the payment period. If the participant's accumulated payroll deductions on the last day of the payment period would enable the participant to purchase more than 3,000 shares except for the 3,000 share limitation, the excess of the amount of the accumulated payroll deductions over the aggregate purchase price of the 3,000 shares shall be promptly refunded to the participant by Teradyne, without interest. However, in no event may the employee exercise an option granted under the ESPP for more than $25,000 of fair market value of the shares during a calendar year. Furthermore, no employee may be granted an option which permits that employee to purchase shares of common stock under the ESPP to accrue at a rate which exceeds $25,000 of fair market value of such stock (determined on the respective date(s) of grant) for each calendar year in which the option is outstanding. Any excess accumulation of payroll deductions will be promptly refunded to the employee without interest.

Under the terms of the ESPP, the option price is an amount equal to 85% of the fair market value of the common stock on the last business day of the payment period.

Teradyne will accumulate and hold for the employee's account the amounts deducted from the employee's pay. No interest will be paid on these amounts. An employee may participate in the ESPP by delivering an authorization stating the initial percentage to be deducted from the employee's pay and authorizing the purchase of shares of common stock for the employee in each payment period in accordance with the terms of the ESPP.

Under the ESPP, the "fair market value" is (i) the closing price (on that date) of the common stock on the New York Stock Exchange, the principal national securities exchange on which the common stock is traded; or (ii) the average of the closing bid and asked prices last quoted (on that date) by an established quotation service for over-the-counter securities, if the common stock is not traded on a principal national securities exchange; or (iii) if the common stock is not publicly traded, the fair market value is determined by the Committee after taking into consideration all factors which it deems appropriate, including, without limitation, recent sale and offer prices of the common stock in private transactions negotiated at arm's length.

Unless an employee files a new authorization or withdraws from the ESPP, the deductions and purchases under the authorization the employee has on file under the ESPP will continue from the initial payment period to succeeding payment periods as long as the ESPP remains in effect. Deductions may not be increased during a payment period. Deductions may be decreased during a payment period, provided that an employee may not decrease his deduction more than once during any payment period.

An employee may withdraw from the ESPP, in whole but not in part, at any time prior to the last business day of each payment period by delivering a withdrawal notice to us, in which event Teradyne will refund the entire balance of the employee's deductions not previously used to purchase stock under the ESPP.

If an employee is not a participant in the ESPP on the last day of the payment period, the employee generally is not entitled to exercise his option. An employee's rights under the ESPP generally terminate upon his voluntary withdrawal from the ESPP at any time, or when he ceases employment because of retirement, resignation, discharge, death, change of status or any other reason, except that if an employee is laid-off or retires during the last three months of any payment period, that employee is nevertheless deemed to be a participant in the ESPP on the last day of the payment period.

An employee's rights under the ESPP are the employee's alone and may not be transferred to, assigned to, or availed of by, any other person, except by will or the laws of descent and distribution. Any option granted to an employee may be exercised, during the employee's lifetime, only by the employee.

The proceeds received by Teradyne from the sale of the common stock pursuant to the ESPP will be used for general corporate purposes. The obligation to deliver shares of common stock is subject to the approval of any governmental authority required in connection with the sale or issuance of such shares.

The following general rules are currently applicable for United States federal income tax purposes upon the grant and exercise of options to purchase shares of common stock pursuant to the ESPP:

1. The amounts deducted from an employee's pay under the ESPP will be included in the employee's compensation subject to federal income tax. In general, no additional income will be recognized by the employee either at the time options are granted pursuant to the ESPP or at the time the employee purchases shares pursuant to the ESPP.

2. If the employee disposes of shares of common stock more than two years after the first business day of the payment period in which the employee acquired the shares, then upon such disposition the employee will recognize compensation income in an amount equal to the lesser of (a) the excess, if any, of the fair market value of the shares on the date of disposition over the amount the employee paid for the shares, or (b) approximately 15% of the fair market value of the shares on the first business day of the payment period. In addition, the employee generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale of shares and the employee's adjusted tax basis in the shares (generally, the amount the employee paid for the shares plus the amount, if any, taxed as compensation income). If the employee's holding period for the shares exceeds one year, such gain or loss will be long-term capital gain or loss.

3. If the employee disposes of shares of common stock within two years after the first business day of the payment period in which the employee acquired the shares, then upon disposition the employee will recognize compensation income in an amount equal to the excess, if any, of the fair market value of the shares on the last business day of the applicable payment period over the amount the employee paid for the shares. In addition, the employee generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale of the shares and the employee's adjusted tax basis in the shares (generally, the amount the employee paid for the shares plus the amount, if any, taxed to the employee as compensation income). If the employee's holding period for the shares is more than one year, such gain or loss will be long-term capital gain or loss.

4. If the two-year holding period is satisfied with respect to common stock issued upon exercise of an option, Teradyne will not be entitled to a tax deduction with respect to such option or the issuance of shares of common stock upon exercise of such option. If the two-year holding period is not satisfied with respect to common stock issued upon exercise of an option, Teradyne generally will be entitled to a tax deduction equal to the amount of compensation income taxable to the employee upon disposition of such common stock.

The Board recommends a vote FOR approval of the amendment to the 1996 Employee Stock Purchase Plan.

PROPOSAL NO. 5

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected (and the Board of Directors has approved) PricewaterhouseCoopers LLP to serve as Teradyne's independent registered public accounting firm for the fiscal year ending December 31, 2013. PricewaterhouseCoopers LLP, or its predecessor Coopers & Lybrand L.L.P., has served as Teradyne's independent registered public accounting firm since 1968. Teradyne expects that a representative from PricewaterhouseCoopers LLP will be at the annual meeting, will have the opportunity to make a statement if so desired and will be available to respond to appropriate questions. The ratification of this selection is not required by the laws of The Commonwealth of Massachusetts, where Teradyne is incorporated, but the results of this vote will be considered by the Audit Committee in selecting an independent registered accounting firm for future fiscal years.

The Board recommends a vote FOR ratification of the selection of PricewaterhouseCoopers LLP.

CORPORATE GOVERNANCE AND BOARD OF DIRECTORS

Corporate Governance and Board Policies

Teradyne is committed to good, transparent corporate governance to ensure that the Company is managed for the long-term benefit of its shareholders. The Board of Directors has adopted Corporate Governance Guidelines ("Guidelines") to provide a framework for the effective governance of Teradyne. The Nominating and Corporate Governance Committee periodically reviews the Guidelines and recommends changes, as appropriate, to the Board of Directors for approval. The Board of Directors has also adopted written charters for its standing committees (Audit, Compensation, and Nominating and Corporate Governance), and the Company has a Code of Conduct applicable to all directors, officers and employees. Copies of the Guidelines, committee charters, and Code of Conduct are available on the Company's web site at *www.teradyne.com* under the "Corporate Governance" section of the "Investors" link. Teradyne posts additional information on its web site from time to time as the Board makes changes to Teradyne's corporate governance policies.

Teradyne has instituted a variety of policies and practices to foster and maintain good corporate governance. The Board reviews these practices on a regular basis. Teradyne's current policies and practices include the following:

- Independent Directors as Majority of Board and independent Board Chair;
- All Directors Elected Annually for One-Year Term with Majority Voting for Uncontested Board Elections;
- Policy that "Poison Pill" Requires Shareholder Approval;
- Recoupment of Incentive Compensation from Executives for Fraud Resulting in Financial Restatement;
- Director and Executive Officer Stock Ownership Guidelines;
- Annual Board and Committee Self-Assessment;
- Review by Nominating and Corporate Governance Committee of Director's Change in Position; and
- Policy prohibiting executives and directors from hedging Teradyne stock (through short selling or the use of financial instruments such as exchange funds, equity swaps, puts, calls, collars or other derivative instruments) and pledging Teradyne stock as collateral for loans (including through the use of margin accounts).

Board Nomination Policies and Procedures

Director nominees are evaluated on the basis of a range of criteria, including (but not limited to): integrity, honesty and adherence to high ethical standards; business acumen, experience and ability to exercise sound judgments and contribute positively to a decision-making process; commitment to understanding Teradyne and its industry, and to regularly attend and participate in Board and Committee meetings; ability to ensure that outside commitments do not materially interfere with duties as a Board member; absence of a conflict of interest or appearance of a conflict of interest; and other appropriate considerations. Nominees, excluding directors serving on Teradyne's Board on January 28, 1997, shall be 74 years or younger as of the date of election or appointment. No director may serve on more than four other public company boards.

The Nominating and Corporate Governance Committee is responsible for identifying, evaluating and recommending candidates for election to the Board and does not distinguish between nominees recommended by shareholders and other nominees. All nominees must meet, at a minimum, the board membership criteria described above.

The Board seeks nominees with a broad diversity of viewpoints, professional experience, education, geographic representation, backgrounds and skills. The backgrounds and qualifications of directors, considered as a group, should provide a significant composite mix of backgrounds, expertise and experience that will allow the Board to fulfill its responsibilities. The Board values ethnic, cultural, gender, economic, professional and educational diversity in evaluating new candidates and seeks to incorporate a wide range of those attributes in Teradyne's Board of Directors. Board composition is reviewed regularly to ensure that Teradyne's directors reflect the knowledge, experience, skills and diversity required for the needs of the Board.

Shareholders wishing to suggest candidates to the Nominating and Corporate Governance Committee for consideration as potential director nominees may do so by submitting the candidate's name, experience, and other relevant information to the Nominating and Corporate Governance Committee, 600 Riverpark Drive, North Reading, MA 01864. Shareholders wishing to nominate directors may do so by submitting a written notice to the Secretary at the same address in accordance with the nomination procedures set forth in Teradyne's bylaws. Additional information regarding the nomination procedure is provided in the section below captioned "Shareholder Proposals for 2014 Annual Meeting of Shareholders".

Director Independence

Teradyne's Corporate Governance Guidelines require that at least a majority of the Board shall be independent. To be considered independent, a director must satisfy the definitions pursuant to the SEC and New York Stock Exchange ("NYSE") rules, meet the standards regarding director independence adopted by Teradyne, and, in the Board's judgment, not have a material relationship with Teradyne. The standards for determining independence are available on Teradyne's web site at *www.teradyne.com* under the "Corporate Governance" section of the "Investors" link.

The Board has determined that the following directors are independent using the criteria identified above: James W. Bagley, Albert Carnesale, Daniel W. Christman, Edwin J. Gillis, Timothy E. Guertin, Paul J. Tufano and Roy A. Vallee. In determining the independence of Teradyne's directors, the Board reviewed and determined that the following did not preclude a determination of independence under Teradyne's standards: Mr. Tufano's position as Chief Operating Officer and Chief Financial Officer of Alcatel-Lucent, one of Teradyne's customers; and Mr. Vallee's position as a director of Synopsys, Inc., one of Teradyne's customers. The Board has determined that Mr. Bradley is not independent because he is Teradyne's Chief Executive Officer.

All members of the Company's three standing committees – the Audit, Compensation and Nominating and Corporate Governance Committee – are required to be independent and have been determined by the Board to be independent pursuant to the SEC and NYSE rules, as well as Teradyne's standards.

The independent directors of the Board and its standing committees periodically meet without management present.

Board Leadership Structure

Since August 2010, Albert Carnesale has served as an independent Chair of the Board. The Board believes that having an independent Chair is the preferred corporate governance structure for the Company because it strikes an effective balance between management and independent leadership participation in the Board process.

Code of Ethics

The Code of Conduct is Teradyne's ethics policy. The Board has established a means for anyone to report violations of the ethics policy on a confidential or anonymous basis. Teradyne's Code of Conduct is available on Teradyne's web site at *www.teradyne.com* under the "Corporate Governance" section of the "Investors" link.

Teradyne maintains an insider trading policy as part of its Code of Conduct. Among other things, the insider trading policy prohibits trading on material non-public information and provides that directors, executive officers and certain other employees are prohibited from buying or selling Teradyne securities during the Company's non-trading periods, also called "blackout periods", except pursuant to an approved trading plan.

Teradyne shall disclose any change to or waiver from the Code of Conduct granted to an executive officer or director within four business days of such determination by disclosing the required information on its web site at *www.teradyne.com* under the "Corporate Governance" section of the "Investors" link.

Board Oversight of Risk

Management is responsible for the day-to-day management of risks to the Company, while the Board of Directors, as a whole and through its committees, has responsibility for the oversight of risk management. Management attends regular Board and committee meetings and discusses with the Board and committees various risks confronting the Company, including operational, legal, market and competitive risks.

Related Party Transactions

Under Teradyne's written "Conflict of Interest Policy," which is part of Teradyne's Code of Conduct, the General Counsel notifies the Audit Committee of any investment or other arrangement to be entered into by Teradyne that could or would be perceived to represent a conflict of interest with any of the executive officers or directors. Every year Teradyne makes an affirmative inquiry of each of the executive officers and directors as to their existing relationships. Teradyne reports the results of these inquiries to the Audit Committee.

Shareholder Communications with Board of Directors

Shareholders and other interested parties may communicate with one or more members of the Board, including the Chair, or the non-management directors as a group by writing to the Non-Management Directors, Board of Directors, 600 Riverpark Drive, North Reading, MA 01864 or by electronic mail at nonmanagementdirectors@teradyne.com. Any communications that relate to ordinary business matters that are not within the scope of the Board's responsibilities, such as customer complaints, will be sent to the appropriate executive. Solicitations, junk mail, computer viruses, and obviously frivolous or inappropriate communications will not be forwarded, but will be made available to any director who wishes to review them.

Under Teradyne's Corporate Governance Guidelines, each director is expected to attend each annual meeting of shareholders. All directors attended the 2012 Annual Meeting of Shareholders held on May 22, 2012, except for Paul Tufano, who could not attend.

Board Meetings

The Board met four times during the year ended December 31, 2012. The non-employee directors, all of whom are independent, held executive sessions in which they met without management after its regularly scheduled meetings during 2012. The Chair of the Board presides over all Board meetings and each executive session. During 2012, each director attended at least 75% of the total number of meetings of the Board and committee meetings held while such person served as a director, except Timothy Guertin who attended 69% of such meetings. Mr. Guertin was unable to attend Teradyne's January 2012 Board and committee meetings because he was required to attend a federal court patent trial in Pittsburgh, Pennsylvania for his company, Varian Medical. Teradyne's Corporate Governance Guidelines, which are available at *www.teradyne.com* under the "Corporate Governance" section of the "Investors" link, provide a framework for the conduct of the Board's business.

Board Committees

The Board has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. In accordance with the rules of the NYSE, all of the committees are comprised of independent directors. The members of each committee are appointed by the Board based on the recommendation of the Nominating and Corporate Governance Committee. Each committee performs a self-evaluation and reviews its charter annually. Actions taken by any committee are reported to the Board, usually at the next Board meeting following the action. The table below shows the current membership of each of the standing committees:

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
James W. Bagley	Albert Carnesale	Albert Carnesale
Edwin J. Gillis*	Daniel W. Christman	Daniel W. Christman*
Paul J. Tufano	Timothy E. Guertin	Timothy E. Guertin
	Roy A. Vallee*	Roy A. Vallee

* Committee Chair

Audit Committee

The Audit Committee has three members, all of whom have been determined by the Board to be independent pursuant to SEC and NYSE rules, as well as Teradyne's independence standards. In addition, the Board determined that each member of the Audit Committee is financially literate and an "audit committee financial expert" as defined in the rules and regulations promulgated by the SEC. The Audit Committee's oversight responsibilities, described in greater detail in its charter, include, among other things:

- matters relating to the financial disclosure and reporting process, including the system of internal controls;
- performance of the internal audit function;
- compliance with legal and regulatory requirements; and
- appointment and activities of the independent registered public accounting firm.

The Audit Committee met eleven times during 2012. The responsibilities of the Audit Committee and its activities during 2012 are more fully described in the Audit Committee Report contained in this proxy statement.

Compensation Committee

The Compensation Committee has four members all of whom have been determined by the Board to be independent pursuant to SEC and NYSE rules, as well as Teradyne's independence standards. The Compensation Committee's primary responsibilities, discussed in greater detail in its charter, include, among other things:

- oversight of Teradyne's compensation plans and policies;
- recommend changes and/or recommend the adoption of new plans to the Board, as appropriate;
- review and recommend to the Board each year the compensation for non-employee directors;
- evaluation of and recommendation to the independent directors of the Board the annual cash and equity compensation and benefits to be provided for the Chief Executive Officer; and
- review and approval of the cash and equity compensation and benefit packages of the other executive officers.

The Compensation Committee has the authority to and does engage the services of independent advisors, experts and others to assist it from time to time. Teradyne's compensation and benefits group in the Human Resources Department supports the Compensation Committee in its work and assists in administering the compensation plans and programs. The Compensation Committee determines, or recommends to the Board, the amount and form of executive and director compensation.

The Compensation Committee met five times during 2012.

The Compensation Committee has retained Compensia, Inc. ("Compensia"), an independent executive compensation advisor, regarding Teradyne's executive and Board compensation policies and practices, including: (1) an executive officer compensation competitive analysis; (2) a director compensation competitive analysis; (3) a peer group analysis; and (4) a Tally sheet analysis for executive officers. To maintain the independence of its advice, Compensia has provided no other services to the Compensation Committee or Teradyne. In addition, the Compensation Committee conducted a conflict of interest assessment for Compensia and the Committee's independent legal advisors by using the factors applicable to compensation consultations under SEC and NYSE rules, and no conflict of interest was identified.

The Compensation Committee also uses proprietary compensation surveys prepared by the Radford Executive Survey, a technology company executive compensation survey.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised entirely of independent directors in accordance with SEC and NYSE rules, as well as Teradyne's independence standards. None of Teradyne's executive officers serves on the Compensation Committee of any of the companies in which the directors are officers.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee has four members, all of whom have been determined by the Board to be independent pursuant to SEC and NYSE rules, as well as Teradyne's independence standards. The Nominating and Corporate Governance Committee's primary responsibilities, discussed in greater detail in its charter, include, among other things:

- identify individuals qualified to become Board members;
- recommend to the Board the nominees for election or re-election as directors at the annual meeting of shareholders;
- develop and recommend to the Board a set of corporate governance principles;
- oversee and advise the Board with respect to corporate governance matters; and
- oversee the evaluation of the Board.

The Nominating and Corporate Governance Committee identifies director candidates through numerous sources, including recommendations from existing Board members, executive officers, and shareholders and through engagements with executive search firms.

Non-employee directors must notify the Nominating and Corporate Governance Committee if the director experiences a change of position from that held upon first becoming a member of the Board. Upon any such notification, the Nominating and Corporate Governance Committee will review the appropriateness of the director's continued membership under the circumstances. Teradyne's Corporate Governance Guidelines also provide that the continuation of a former Chief Executive Officer of the Company on the Board is a matter to be decided by the Board, upon recommendation of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee met four times during 2012.

Director Compensation

Teradyne uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board. Non-employee directors' compensation is determined by the Board at the recommendation of the Compensation Committee. Directors who are employees of Teradyne receive no compensation for their service as a director.

Cash Compensation

In 2012, the non-employee directors were compensated at the rate of $70,000 per year. The Board Chair received an additional $70,000 per year. The Chair of the Audit Committee received an additional $15,000 per year. The Chair of the Compensation Committee received an additional $10,000 per year. The Chair of the Nominating and Corporate Governance Committee received an additional $7,500 per year.

Equity Compensation

Each non-employee director receives an annual grant having a fair market value equal to $120,000 on the earlier of (i) the date that the annual meeting of shareholders is held and (ii) the last Thursday in May. This annual grant vests in full on the one-year anniversary of the date of grant.

Each new non-employee director is granted an award on the date first elected or appointed to the Board (other than pursuant to an election at the annual meeting of shareholders) having a fair market value equal to $120,000 pro-rated daily to reflect the period between the director's date of election or appointment and the date of the next annual board grant. This grant to new, non-employee directors vests in full on the date of the next annual board grant.

Director Deferral Program

The non-employee directors may elect to defer their cash and/or equity compensation and have the compensation invested into (1) an interest bearing account (based on ten-year treasury note interest rates) or (2) a deferred stock unit ("DSU") account. If a non-employee director elects to participate in the plan, he or she will receive either the cash value of the interest bearing account or shares of the common stock underlying the DSU's within ninety (90) days following the end of his or her board service.

Director Stock Ownership Guidelines

The Company maintains stock retention and stock ownership guidelines to align the interests of directors with those of the shareholders and ensure that the directors have an ongoing financial stake in the Company's success. Pursuant to the guidelines, directors are expected to attain (within five years from the date of initial election to the Board) and maintain an investment level in stock equal to three times the annual cash retainer of a director. All of the directors met the ownership guidelines as of year-end.

Director Compensation Table for 2012

The table below summarizes the compensation Teradyne paid to persons who served as a non-employee director for all or a portion of the fiscal year ended December 31, 2012.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	All Other Compensation ($)	Total ($)
James W. Bagley	$ 70,000	$120,003	$0	$190,003
Albert Carnesale	$140,000	$120,003	$0	$260,003
Daniel W. Christman	$ 77,500	$120,003	$0	$197,503
Edwin J. Gillis	$ 85,000	$120,003	$0	$205,003
Timothy E. Guertin	$ 70,000	$120,003	$0	$190,003
Paul J. Tufano	$ 70,000	$120,003	$0	$190,003
Roy A. Vallee	$ 80,000	$120,003	$0	$200,003

(1) The amounts in the "Stock Awards" column represent the grant date fair value of the 2012 RSU grant calculated in accordance with FASB ASC Topic 718 (previously FAS 123R). For a discussion of the

assumptions underlying this valuation please see Note B to the Consolidated Financial Statements included in the Annual Report on Form 10-K for fiscal year 2012.

(2) As of December 31, 2012, each non-employee director held 8,225 restricted stock units with a vesting date of May 22, 2013 and no options to purchase shares of the Company's stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Teradyne's directors, executive officers and any person who owns more than 10% of Teradyne's common stock to file reports of initial common stock ownership and changes in common stock ownership with the SEC and the NYSE. Based solely on a review of these forms and written representations received from the directors and executive officers, Teradyne believes that all Section 16 filing requirements were met during the year January 1, 2012 through December 31, 2012.

AUDIT AND FINANCIAL ACCOUNTING OVERSIGHT

Audit Committee Report

In 2013, the Audit Committee reviewed Teradyne's audited financial statements for the fiscal year ended December 31, 2012 and met with both management and PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), Teradyne's independent registered public accounting firm, to discuss those financial statements.

The Audit Committee also reviewed the report of management contained in Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC, as well as PricewaterhouseCoopers' report included in Teradyne's Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and financial statement schedule and (ii) the effectiveness of internal control over financial reporting.

The Audit Committee has discussed with PricewaterhouseCoopers various matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has received from and discussed with PricewaterhouseCoopers the written disclosures required by the Public Company Accounting Oversight Board's Rule 3256, Communication with Audit Committees Concerning Independence, regarding the independent registered accounting firm's communication with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers its independence.

Based on these reviews and discussions with management and PricewaterhouseCoopers, the Audit Committee recommended to the Board (and the Board has approved) that Teradyne's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

AUDIT COMMITTEE

Edwin J. Gillis (Chair)
James W. Bagley
Paul J. Tufano

The information contained in the report above shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, except to the extent that Teradyne specifically incorporates it by reference in any such filing.

Principal Accountant Fees and Services

Fees for Services Provided by PricewaterhouseCoopers LLP

The following table sets forth the aggregate fees for services provided by PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, for the fiscal years ended December 31, 2012 and December 31, 2011.

	2012	2011
Audit Fees	$2,345,875	$2,213,150
Audit-Related Fees	—	—
Tax Fees	75,000	—
All Other Fees	1,800	1,800
Total:	$2,422,675	$2,214,950

Audit Fees

Audit Fees are fees related to professional services rendered for the audit of the Company's annual financial statements and internal control over financial reporting for fiscal years 2012 and 2011. These fees include the review of the Company's interim financial statements included in its quarterly reports on Form 10-Q and services that are normally provided by PricewaterhouseCoopers LLP in connection with other statutory and regulatory filings or engagements. During 2012, these services included audit services related to the Company's pension accounting method change and the U.S. qualified pension plan lump sum program. During 2011, these services included audit services with respect to the acquisition of LitePoint Corporation, the divestiture of the Company's Diagnostic Solutions business unit and the release of the Company's deferred tax asset valuation allowance.

Tax Fees

Tax Fees in 2012 were for professional services related to global tax planning matters.

All Other Fees

All Other Fees are fees for services other than audit fees, audit-related fees and tax fees. In both 2012 and 2011, there were fees related to technical accounting software licenses.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

During 2012 and 2011, the Audit Committee pre-approved all audit and other services performed by PricewaterhouseCoopers LLP.

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm in order to ensure that the provision of such services does not impair the independent registered public accounting firm's independence. These services may include audit services, audit-related services, tax services and other services. In addition to generally pre-approving, on a case-by-case basis, services provided by the independent registered public accounting firm, the Audit Committee adopted a policy for the pre-approval of certain specified services that may be provided by the independent registered public accounting firm. Under this policy, the Audit Committee has pre-approved the independent registered public accounting firm's engagement for the provision of certain services set forth in a detailed list subject to a dollar limit of either $50,000 or $100,000, depending on the service. The services set forth on the list have been identified in a sufficient level of detail so that management will not be called upon to make a judgment as to whether a proposed service fits within the pre-approved service list. Pursuant to the policy, management informs the Audit Committee, at least annually or more frequently upon its request, if the Company uses any pre-approved service and the fees incurred in connection with that service.

OWNERSHIP OF SECURITIES

The following table sets forth as of March 28, 2013 information relating to the beneficial ownership of Teradyne's common stock by each director and executive officer, individually and as a group.

Name	Amount and Nature of Ownership(1)(2)	Percent of Class
James W. Bagley(3)	160,987	*
Gregory R. Beecher	100,130	*
Michael A. Bradley(4)	664,588	*
Albert Carnesale	68,747	*
Daniel W. Christman	18,318	*
Edwin J. Gillis	99,104	*
Charles J. Gray	82,575	*
Timothy E. Guertin	18,546	*
Mark E. Jagiela	199,533	*
Paul J. Tufano	67,947	*
Walter G. Vahey	35,824	*
Roy A. Vallee(5)	106,026	*
All executive officers and directors as a group (12 people consisting of 5 executive officers and 7 non-employee directors)(6)	1,622,325	0.85%

* less than 1%

(1) Unless otherwise indicated, the named person possesses sole voting and dispositive power with respect to the shares. The address for each named person is: c/o Teradyne, Inc., 600 Riverpark Drive, North Reading, Massachusetts 01864.

(2) Includes shares of common stock which have not been issued but which either (i) are subject to options which either are presently exercisable or will become exercisable within 60 days of March 28, 2013, (ii) are subject to restricted stock units which vest within 60 days of March 28, 2013, or (iii) with respect to certain non-employee directors, are issuable pursuant to the Teradyne Deferral Plan for Non-Employee Directors (the "Deferral Plan") within 90 days of the date the non-employee director ceases to serve as such, as follows: Mr. Bagley, 33,085 shares (including 24,860 shares issuable pursuant to the Deferral Plan); Mr. Beecher, 21,125 shares; Mr. Bradley, 247,133 shares; Mr. Carnesale, 8,225 shares; Mr. Christman, 8,225 shares; Mr. Gillis, 24,604 shares (including 16,379 shares issuable pursuant to the Deferral Plan); Mr. Gray, 39,372 shares; Mr. Guertin, 8,225 shares; Mr. Vahey, 0 shares; Mr. Jagiela, 36,674 shares; Mr. Tufano, 8,225 shares; Mr. Vallee, 50,879 shares (including 42,654 shares issuable pursuant to the Deferral Plan); all directors and executive officers as a group, 485,772 shares (including 83,893 shares issuable pursuant to the Deferral Plan).

(3) Includes 127,902 shares of common stock held in a family trust for the benefit of Mr. Bagley and his wife.

(4) Includes 417,455 shares of common stock over which Mr. Bradley shares voting and dispositive power with his wife.

(5) Includes 55,147 shares of common stock held in a family trust for the benefit of Mr. Vallee and his wife.

(6) The group is comprised of Teradyne's executive officers and directors on March 28, 2013. Includes (i) an aggregate of 336,179 shares of common stock which the directors and executive officers as a group have the right to acquire by exercise of stock options within 60 days of March 28, 2013 granted under the stock plans, (ii) an aggregate of 65,700 shares of common stock which the directors and executive officers as a group will acquire by the vesting of restricted stock units within 60 days of March 28, 2013, and (iii) an aggregate of 83,893 shares of common stock issuable to non-employee directors pursuant to the Deferral Plan.

The following table sets forth certain persons who, based upon Schedule 13G filings made since December 31, 2012, own beneficially more than five percent of Teradyne's common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(7)
Royce & Associates, LLC(1) 745 Fifth Avenue New York, New York 10151	20,249,429	10.78%
The Vanguard Group, Inc.(2) 100 Vanguard Blvd. Malvern, Pennsylvania 19355	12,660,384	6.73%
Ameriprise Financial, Inc.(3) 145 Ameriprise Financial Center Minneapolis, MN 55474	12,261,062	6.53%
Wellington Management Company, LLP(4) 280 Congress Street Boston, MA 02110	10,527,800	5.60%
BlackRock, Inc.(5) 40 East 52nd Street New York, New York 10022	10,000,545	5.32%
Stowers Institute for Medical Research(6) American Century Companies, Inc. American Century Investment Management, Inc. 4500 Main Street, 9th Floor Kansas City, Missouri 64111	9,938,625	5.30%

(1) As set forth in Amendment No. 2 to a Schedule 13G, filed on January 24, 2013, Royce & Associates, LLC had, as of December 31, 2012, sole dispositive power and sole voting power with respect to all of the shares.

(2) As set forth in Amendment No. 3 to a Schedule 13G, filed on February 11, 2013, The Vanguard Group, Inc. ("Vanguard") had, as of December 31, 2012, sole dispositive power with respect to 12,402,405 shares, shared dispositive power with respect to 257,979 shares and sole voting power with respect to 267,379 shares. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of Vanguard, is the beneficial owner of 257,979 shares as a result of its serving as an investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of Vanguard, is the beneficial owner of 9,400 shares as a result of its serving as investment manager of Australian investment offerings.

(3) As set forth in a Schedule 13G, filed on February 13, 2013, Ameriprise Financial, Inc. ("Ameriprise"), had, as of December 31, 2012, shared dispositive power with respect to all of the shares and shared voting with respect to 2,381,369 shares. Ameriprise is the parent holding company of Columbia Management Investment Advisers, LLC ("CMIA"), which has shared dispositive power with respect to 12,261,062 shares and shared voting power with respect to 2,381,369 shares. CMIA has its principal business office at 225 Franklin St., Boston, MA 02110. Each of Ameriprise and CMIA disclaims beneficial ownership of these shares.

(4) As set forth in a Schedule 13G, filed on February 14, 2013, Wellington Management Company, LLP, had, as of December 31, 2012, shared dispositive power with respect to all of the shares and shared voting power with respect to 9,750,000 shares.

(5) As set forth in a Schedule 13G, filed on January 30, 2013, BlackRock, Inc. had, as of December 31, 2012, sole dispositive power and sole voting power with respect to all of the shares.

(6) As set forth in a Schedule 13G filed on February 11, 2013, as of December 31, 2012, various persons, including investment companies and separate institutional investor accounts that American Century Investment Management, Inc. serves as investment adviser, had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this schedule. The three beneficial owners report sole dispositive power with respect to 9,938,625 shares and sole voting power with respect to 8,883,644 shares.

(7) Ownership percentages were obtained from Schedule 13G filings and reflect the number of shares of common stock held as of December 31, 2012.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

2012 Executive Compensation Summary

Teradyne is a leading global supplier of automatic test equipment. The Company designs, develops, manufactures and sells automatic test systems and solutions to test semiconductors, wireless products, hard disk drives and circuit boards in the consumer electronics, wireless, automotive, industrial, computing, communications and aerospace and defense industries. The automatic test equipment market is highly competitive and is subject to business cycles characterized by rapid changes in demand that necessitate adjusting operations and managing spending prudently across business cycles.

Teradyne's performance-based executive compensation program resulted in compensation for the Company's named executive officers that reflects the Company's outstanding financial results for 2012. The Company increased revenues by 16% to $1.66 billion, generated significant free cash flow, and maintained its industry-leading profitability rate. Notably, Teradyne's Wireless Test Division extended the Company's leadership in the fast-growing wireless test market with its revenue more than doubling from 2011. During 2012, the Company continued to invest for future growth while maintaining financial discipline.

The Company's performance-based variable cash compensation is tied both to its rate of profitability and to the achievement of strategic business goals, including market share gains, strategic customer wins, engineering project milestones, cost controls and other growth targets – the achievement of which positively impact the Company's long-term performance. Due to the Company's market-leading rate of profitability and achievement of certain business goals in 2012, executive officers received 153% of their target variable cash compensation payout and 200% of their target performance-based restricted stock units.

The compensation of the executive officers over the last five years demonstrates the correlation between pay and performance. The compensation for the named executive officers in 2012, 2011 and 2010 contrasts to compensation received for 2008 and 2009 where executive officers received compensation well below target. In 2008 and 2009, executive officers received payouts well below their target variable cash compensation and were not granted any performance-based restricted stock units due to the sever industry downturn. Furthermore, in 2009, executive officers took base salary pay cuts which were only restored late in the year when business improved. By contrast, in 2010 and 2011, due to the Company's record profitability and achievement of strategic business goals, the executive officers received at or close to the maximum 200% of their target variable cash compensation payout and 200% of their target performance-based restricted stock units. In 2012, the Company had record results in its Wireless Test Division as well as superior performance in its Semiconductor Test Division and Military/Aerospace Business Unit, but mixed results in its other businesses. As a result, the variable cash compensation payout for executives decreased to 153% reflecting a strong year, but not as strong as 2010 or 2011. The Board of Directors believes that the executive compensation for 2012 is reasonable and appropriate, is justified by the superior performance of the Company and is the result of a carefully considered approach. The Board further believes that the mix of short- and long-term business goals reflects the correct balance between short-term financial performance and long-term shareholder return. Though the Compensation Committee will continue to review the executive compensation program, the past five years indicate that the program effectively rewards executive officers when there is superior performance by the Company, while appropriately adjusting compensation downward in the case of less-than-superior performance.

Executive Compensation Objectives

The objectives of the executive compensation program are to provide a competitive level of compensation that:

1) aligns the interests of the executive officers with the shareholders;
2) links executive officer compensation closely to corporate performance;

3) motivates executive officers to achieve the Company's short-term and long-term operating and financial goals without encouraging excessive or inappropriate risk; and

4) assists in attracting and retaining qualified executive officers.

In setting compensation levels for executive officers (or in the case of the Chief Executive Officer, in making recommendations to the independent members of the Board), the Compensation Committee takes into account such factors as internal equity, market and peer data, benefits, individual and corporate performance and the general and industry-specific business environment, as well as the roles and responsibilities of each executive officer.

Role of the Compensation Committee

The Compensation Committee's role is to fulfill certain responsibilities of the Board relating to compensation for the executive officers, and to review and oversee the administration of equity-based incentives, profit sharing, deferred compensation, retirement and pension plans, and other compensatory plans. The Compensation Committee recommends to the Board's independent directors all aspects of the Chief Executive Officer's compensation and is also responsible for approving all aspects of the other executive officers' compensation. The Compensation Committee has the authority to select, retain and terminate compensation consultants, independent counsel and such other advisors as it determines necessary to carry out its responsibilities and approve the fees and other terms of retention of any such advisors.

Role of Executive Officers in Determining Executive Pay

The Chief Executive Officer makes individual compensation recommendations for the executive officers to the Compensation Committee for its review, consideration and determination. The Compensation Committee's independent executive compensation consultant and members of the human resources department provide market and peer information for benchmarking purposes. The executive officers do not recommend or determine any element or component of their own pay package or their total compensation amount.

Benchmarking

To assure its compensation is competitive, Teradyne makes extensive use of benchmarking for its worldwide employee programs and its executive officer compensation. This benchmarking includes data gathered from surveys, compensation consultants and public filings.

For 2013, the Compensation Committee engaged the independent compensation consulting firm, Compensia, to develop benchmark comparisons of the peer companies as well as analyze executive pay packages and contracts and understand the impact of the Company's financial measures on the pay package. Compensia recommended to the Compensation Committee a peer group that reflects organizations of comparable size (revenue and market capitalization) and operations (product type and geographic scope) to Teradyne and that provides an appropriate sample size for benchmark comparisons. Compensia proposed, and the Compensation Committee reviewed and approved, a peer group that included the 18 companies listed below:

Atmel	National Instruments
Ciena	Novellus
Fairchild Semiconductor	Plantronics
FEI	Polycom
Itron	Skyworks Solutions
JDS Uniphase	Tellabs
KLA-Tencor	Trimble Navigation
Lam Research	Verifone Holdings
LSI	Zebra Technologies

The Compensation Committee approved a recommendation from Compensia in September, 2012, that two companies be removed from the 2011 peer group (Intermec and Loral) and two be added (LSI and Skyworks Solutions). These changes resulted in Teradyne being close to the median of the peer group in terms of both revenue and market capitalization (53rd and 55th percentiles, respectively). The other sixteen companies have been part of Teradyne's peer group since 2010.

The Company augmented the peer group benchmarking by also using the Radford Executive Survey, a national executive compensation survey. From this survey, the Company used reported data for all semiconductor/semiconductor equipment companies as well as all technology companies between $750 million and $3 billion in revenue with a median of $1.3 billion.

Executive Compensation Program

Teradyne's Board of Directors has implemented an executive compensation program that addresses the cyclicality of the business and rewards performance across business cycles. The Board fosters a performance-oriented environment by tying a significant portion of each executive officer's cash and equity compensation to the achievement of short- and long-term performance targets that are important to the Company and its shareholders. The approach is designed to focus executives on creating stockholder value over the long-term and on delivering exceptional performance throughout fluctuations in business cycles.

The following chart illustrates performance-based target compensation for the named executive officers as a percentage of total target compensation for calendar year 2012.



Calendar Year 2012 NEO Target Pay Mix
53% Performance Based
Stock Options 11%
Base Salary 24%
Performance Based RSUs 23%
Time Based RSUs 23%
Annual Cash Incentive 19%

Target Cash Compensation

Target cash compensation includes base salary and performance-based variable cash compensation. Base salary is designed to attract and retain talented executives and to provide a stable source of income. Variable cash compensation links the executive officer's cash compensation with the Company's annual and strategic performance objectives and motivates executive officers to achieve Teradyne's financial, operating, and long-term goals.

Each January, the Compensation Committee sets target cash compensation for each executive officer, other than the Chief Executive Officer. The independent members of the Board set the target cash compensation for the Chief Executive Officer. The goal is that target compensation for each individual should be competitive with compensation of individuals holding similar roles and responsibilities within the peer companies and survey data used for benchmarking. The Committee and the Board also consider the performance of the Company relative to its peers, individual performance and the role and responsibilities of the executive officer.

The Compensation Committee sets performance-based variable cash compensation for executive officers as a percentage of base salary with a range, at target, of 65% to 100% of base salary. The target for Messrs. Beecher and Vahey is set at 75% and the target for Mr. Gray is set at 65%. Based on peer group and market data, the target for Mr. Jagiela was increased in 2013 from 75% to 100% of base salary in connection with his promotion to President of Teradyne. The Board sets the target level of the Chief Executive Officer's performance-based variable cash compensation at 100% of base salary in line with industry practice. Executive variable cash compensation is capped at 200% of target to limit actual executive compensation for periods of exceptionally strong performance.

In January, the Compensation Committee also establishes the specific formulas for the year's variable cash compensation program. The performance-based variable cash compensation goals are determined by division and are based on: 1) a baseline formula for non-GAAP profit rate before interest and taxes or PBIT[1] percentage; and 2) measurable operating, financial and strategic goals which serve to either increase or decrease the variable compensation payout baseline calculation. The performance-based compensation for the named executive officers is based on a weighted averaging formula of the performance of all of the Company's divisions. In establishing the performance targets, the Compensation Committee sets the PBIT percentage rate at a level it believes to be appropriate through the cycle for the businesses in which the Company operates, and sets other operating and financial goals based on the specific objectives of the Company for the year, as well as certain strategic objectives.

The goals may include strategic customer wins, market share gains, gross margin goals, new product introductions, engineering project milestones, cost controls and growth targets – the achievement of which positively impact the Company's long-term performance. Teradyne is not disclosing the specific performance targets for these key operating and financial goals because they represent confidential commercially sensitive information that Teradyne does not disclose to the public and it believes, if disclosed, would cause competitive harm. Goals such as product development, market share, new product introductions, and margin goals for new and existing products are inherently competitive and, if disclosed, would provide valuable insight into specific customers, markets, and areas where Teradyne is focusing.

The Compensation Committee sets operating, financial and strategic goals for the variable cash compensation program to align executive compensation with the Company's short-term financial and operating strategy and long-term growth strategy. In developing the variable compensation program, the Compensation Committee takes into account that the variable cash compensation targets are difficult to achieve because they are heavily contingent upon multiple factors, including technological innovations, customer demand and the actions of competitors. Goals to improve competitive positioning are challenging due to the strong competition within the Company's markets, while technical and engineering innovations make product development goals difficult to achieve in a fixed time frame. The operating, financial and strategic targets may increase or decrease the variable cash compensation payout up to 60%.

Following the close of each fiscal year, the variable cash pay-out is calculated and presented to the Compensation Committee for review. Based on the performance of the divisions, the Compensation Committee then determines the variable cash compensation for the named executive officers. The three-, five-, and ten-year moving average variable cash compensation payouts have been 184%, 127%, and 110%, respectively, of the target amount with a range of 39% to 200% for individual years.

[1] PBIT is a non-GAAP financial measure equal to GAAP income from operations less restructuring and other, net; amortization of intangible assets; acquisition and divestiture related charges or credits; and pension actuarial gains or losses.

Equity Compensation

Equity compensation is designed to align executive compensation with shareholder return, motivate and reward individual and Company performance, and attract and retain talented individuals. Teradyne's equity compensation program provides two types of long-term incentives: (1) time-based awards with four-year vesting conditioned upon continued service, supporting the Company's employee retention efforts; and (2) performance-based awards which reward the achievement of short- and long-term corporate goals and which, if earned, also include time-vesting requirements.

Equity awards are made under the shareholder approved 2006 Equity and Cash Compensation Incentive Plan. The awards granted to executive officers are based upon each officer's relative contribution, performance, and responsibility within the organization. The Compensation Committee assesses these factors each year for each executive officer.

At the beginning of each year, the Committee approves an overall equity budget to be used for awards to executive officers, employees and directors. Various factors are used in determining the annual equity grant budget, including the total projected expense to be incurred as a result of the equity awards, the burn rate and benchmark data from the peer group. The independent directors determine the award type and level for the Chief Executive Officer and the Committee determines the award type and level for all other executive officers. Management approves equity awards for all other employees within the overall equity budget pursuant to a delegation of authority from the Committee.

Since 2006, grants to executive officers have been made in January in order to align the evaluation and award of the equity compensation to the end of the fiscal year. The fair market value for these grants is determined using the closing price on the date of the equity grant as provided by the terms of Teradyne's equity plans. No employee equity awards are granted during blackout periods, except for new hire grants. New hire grants are automatically issued on the first trading day of the month following the employee's start date, in accordance with guidelines approved by the Committee.

Retirement Benefits

Retirement benefits are designed to attract and retain talented employees and reward long-term service to the Company. Retirement benefits provide a long-term savings opportunity for employees on a tax-efficient basis. In the U.S., the Company offers the Teradyne, Inc. Savings Plan (the "401k Plan"). The 401k Plan is available to all employees and provides a discretionary employer matching contribution. Executive officers may participate in the 401k Plan on the same terms as those available for other eligible U.S. employees. For 2012, the Company matched $1 for every $1 contributed by the employee to the Company's 401k Plan and Supplemental Savings Plan (as defined below) up to 4% of the employee's compensation for employees not accruing benefits in the Retirement Plan (as defined below), and no match for employees continuing to accrue benefits in the Retirement Plan or SERP (as defined below).

The Company also maintains a non-qualified Teradyne, Inc. Supplemental Savings Plan (the "Supplemental Savings Plan") for certain employees whose benefits would otherwise be capped at limits based on restrictions imposed by the Internal Revenue Service. For additional information regarding the Supplemental Savings Plan, see the "Nonqualified Deferred Compensation Table."

Teradyne also provides a separate retirement plan, the Retirement Plan for Employees of Teradyne, Inc. (the "Retirement Plan"). In 1999, this plan was discontinued for new employees, but participating employees were given the option to elect to continue in the plan or opt out of the plan in order to receive the higher employer match in the 401k Plan. Commencing in 2009, employees who continued in the separate Retirement Plan receive no 401k employer match. No named executive officer is currently earning benefits under the Retirement Plan.

The Company also maintains a defined benefit Supplemental Executive Retirement Plan ("SERP") for certain senior employees. For additional information, see the "Pension Benefits Table." The Chief Executive Officer is the only named executive officer earning benefits under the SERP.

The Compensation Committee considers the expense of the executive officers' retirement benefits in determining their overall compensation.

Change in Control Agreements

The Compensation Committee and the Board have approved a change in control agreement for each executive officer similar to those offered by most peer companies. The Board also has approved an Agreement Regarding Termination Benefits with the Chief Executive Officer. The structure and design of these agreements, including the level of payments and benefits provided to the executive officers under the agreements, are intended to be similar to those provided by peer companies.

The change in control agreements provide a retention tool for the executive officers to remain with the Company both during and following the change in control and enable the executive officers to focus on the continuing business operations and the success of a potential business combination that the Board of Directors has determined to be in the best interests of the shareholders. This results in stability and continuity of operations during a potentially uncertain time.

Other Benefits

In order to attract and retain highly qualified employees, the Company offers benefit programs designed to be competitive in each country in which the Company operates. All U.S. employees and executive officers participate in similar healthcare, life and disability insurance, and other welfare programs.

In order to offer most employees an opportunity to acquire an equity interest in Teradyne, the Company offers an Employee Stock Purchase Plan. This plan allows participating employees to purchase shares of common stock through regular payroll deductions of up to 10% of their annual compensation, to a maximum of $25,000 per calendar year, not to exceed 6,000 shares. Prior to 2013, the purchase price was an amount equal to the lower of (a) 85% of the fair market value of the common stock on the first business day of the payment period or (b) 85% of the fair market value of the common stock on the last business day of the payment period. Effective January 1, 2013, the Compensation Committee amended the plan to eliminate the "look back" to the first business day of the payment period. As a result, commencing in January 2013, the purchase price is an amount equal to 85% of the fair market value of the common stock on the last business day of the payment period. Each payment period is a six month period beginning in January or July and ending in June or December, respectively. Approximately fifty percent of world-wide employees, including certain executive officers, currently participate in the plan.

Teradyne's Cash Profit Sharing Plan distributes 10% of Teradyne's pre-tax profit (excluding its Wireless Test Division) to all eligible employees including executive officers. Plan payments are distributed as a consistent percentage of target cash compensation for all participants twice per year.

Stock Ownership Guidelines

The Company maintains stock retention and stock ownership guidelines to align the interests of executive officers with those of the shareholders and ensure that the executive officers responsible for overseeing operations have an ongoing financial stake in the Company's success.

Pursuant to these guidelines, the Chief Executive Officer is expected to attain and maintain an investment level in stock equal to three times his annual base salary and all other executive officers are expected to attain and maintain an investment level equal to two times their annual base salary. In each case, such investment levels are expected to be attained within five years from the date upon which the individual becomes subject to the guidelines. Until this ownership guideline is met, officers are expected to retain at least 50% of the shares issued pursuant to an equity award, after taxes. Shares subject to the stock ownership guidelines do not include any pledged Company stock. The Company maintains a policy prohibiting executives and directors from pledging Teradyne stock.

During the year, the executive officers complied with the stock ownership guidelines, and at year end, all executive officers other than Mr. Gray (who has been with the Company less than five years) and Mr. Vahey (who became subject to the guidelines upon his promotion in July 2012) were at or above the guideline ownership targets.

Recoupment Policy

A recoupment policy is applicable to all executive officers. Under this policy, the Company may recover incentive compensation that was based on achievement of financial results that were subsequently restated if an executive officer was found to be personally responsible for any fraud or intentional misconduct that caused the restatement. This policy covers variable compensation, cash payments and performance-based equity awards. The Board of Directors will review the Company's recoupment policy following the issuance of regulations by the Securities and Exchange Commission pursuant to the Dodd-Frank Act.

Impact of Accounting and Tax Treatment on Executive Pay

In general, under Section 162(m) of the Internal Revenue Code of 1986 (the "Code"), as amended, companies cannot deduct, for federal income tax purposes, compensation in excess of $1 million paid to certain executive officers. This deduction limitation does not apply, however, to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. Teradyne received shareholder approval on May 25, 2006 for the 2006 Equity and Cash Compensation Incentive Plan in order to grant equity awards that may satisfy the requirements for "qualified performance-based compensation." In May 2008, the shareholders approved an amendment to the plan that limits the amount of variable cash compensation to be paid to any plan participant in any fiscal year to $3 million, allowing compliant cash awards made under the plan to be "qualified performance-based compensation," and for such cash awards in excess of $1 million in any fiscal year to be deductible for tax purposes under Section 162(m) of the Code. In May 2011, the shareholders re-approved the material terms of the performance goals under the plan to enable the entire amount of "qualified performance-based compensation" paid to certain executive officers to be exempt from the $1 million deduction limit that would otherwise apply. While the Compensation Committee monitors compensation paid to our executive officers in light of the provisions of Section 162(m) of the Code, the Compensation Committee does not believe that compensation decisions should be constrained necessarily by how much compensation is deductible for federal tax purposes, and the Compensation Committee is not limited to paying compensation that is "qualified performance-based compensation" under Section 162(m) of the Code.

2012 Executive Compensation

In January 2012, the Compensation Committee reviewed the performance of the named executive officers during 2011 and conducted its annual assessment of executive compensation. In addition to the executive officer's performance during 2011, the Compensation Committee considered benchmark data from the peer group in setting executive compensation for 2012.

2012 Target Cash Compensation

To align cash compensation with the peer group data, the Compensation Committee, and the independent directors in the case of the Chief Executive Officer, approved increases in the 2012 base salaries and target cash compensation for certain of the named executive officers. The 2011 and 2012 base salaries and target cash compensation are set forth below:

	Base Salary		Target Cash Compensation	
	2011	2012	2011	2012
Michael A. Bradley	$660,000	$720,000	$1,320,000	$1,440,000
Gregory R. Beecher	380,000	415,000	665,000	726,250
Mark E. Jagiela	370,000	405,000	647,500	708,750
Charles J. Gray	300,000	328,000	495,000	541,200

The Compensation Committee continued to use the same goal structure for determining performance-based variable cash compensation in 2012 as in the last six years, but in 2012 increased the weighted average PBIT percentage target from 11.1% to 12.3% for the named executive officers:

1) a 12.3% target for non-GAAP PBIT measured as a percentage of revenue; and
2) performance against key operating, financial and strategic goals by each business division (other than the recently acquired LitePoint Corporation which comprises the Wireless Test Division).

The Compensation Committee increased the weighted average PBIT percentage target rate in 2012 to reflect the level of profitability it believes to be appropriate for the businesses in which the Company operates and the through-the-cycle profit margins in the Company's industry. Performance against the 2012 operating, financial and strategic goals could then increase or decrease the variable cash compensation payout by up to 60%. The operating, financial and strategic goals for 2012 included market share gains in the Company's Semiconductor Test Division, profitability targets for its Wireless Test Division, and quarterly operating breakeven targets, new customer wins, new product launches, and growth targets for the Company's various business units. The maximum variable cash compensation payout for the named executive officers is 200% of the target amount.

In July 2012, Mr. Vahey was promoted to President, Systems Test Group, at which time the Committee set his target cash compensation at $500,000 with a performance-based variable cash compensation target of 75% of his annual base salary, based on peer group and market data.

In January 2013, the Compensation Committee reviewed the Company's performance against its 2012 performance-based variable cash compensation targets. The divisions' performances varied from 53% of target to 200% of target. As an example, the variable cash compensation payout for the Semiconductor Test Division, which historically accounts for approximately 70-80% of Teradyne's revenue and a commensurate portion of the variable cash compensation calculation for the executive officers, exceeded its PBIT percentage target which positively impacted the calculation. Once the performance of the divisions was determined, the payout for the named executive officers was calculated by applying a weighted averaging formula of the performance of all divisions.

The Compensation Committee, and independent directors in the case of the Chief Executive Officer, approved a 153% payout of target variable cash compensation for each named executive officer for 2012 which, due to the different variable compensation factors for each executive officer, contributed to actual total cash compensation ranging between 20% and 27% above target, depending on the named executive officer. The payout amounts of 2012 performance-based variable cash compensation for each named executive officer can be found under the column "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table.

2012 Equity Award

In January 2012, the Compensation Committee, and the independent directors in the case of the Chief Executive Officer, approved the 2012 equity awards for the named executive officers. The Compensation Committee and independent directors continued to award RSUs and stock options for the 2012 equity grant with the same mix of time-based RSUs (40%), performance-based RSUs (40%) and non-qualified stock options (20%) as in 2011.

The performance targets for the performance-based RSUs are aligned to the 2012 variable cash compensation targets, including the increased weighted average PBIT target of 12.3%. These targets, based on the operating, financial, and strategic goals of the Company, include both short- and long-term/strategic performance elements. The short-term performance target is based on PBIT percentage for the year; the long-term/strategic performance targets are measurable operating and financial goals such as strategic customer wins, market share gains, engineering project milestones, cost controls and growth targets – the achievement of which positively impact the Company's long-term performance. The Board believes that using a mix of both short- and long-term targets for both variable cash compensation and performance-based RSUs effectively focuses management on annual and long-term goals across all forms of performance-based compensation.

In order to maintain a competitive equity compensation level relative to the peer companies, the 2012 equity grant values at target for named executive officers increased 6.3% from the 2011 equity grant values at target. Specifically, Mr. Bradley's 2012 equity award was increased by 6.5%, and the awards for Messrs. Beecher, Gray and Jagiela were increased 6.3%, 6.3% and 12.1%, respectively. Total potential equity ownership for Teradyne's executive officers is competitive with the peer group.

The 2012 equity grant was split 40% to time-based RSUs, 40% to performance-based RSUs and 20% to non-qualified stock options. The specific number of RSUs and options were then calculated based upon the closing price of the Company's stock on the grant date for RSUs and the Black-Scholes grant date fair value calculation for options. The table below sets forth the grant date equity values of the 2012 time-based RSUs, performance-based RSUs and stock options for each named executive officer.

Name of Executive Officer	Number of Time-based RSUs	Number of Performance-based RSUs at Target (1)	Number of Stock Options	Value of Time-based RSUs	Value of Performance-based RSUs at Target (1)	Value of Stock Options	Total Equity Value
Michael A. Bradley	52,254	52,254	64,650	$885,705	$885,705	$442,853	$2,214,263
Gregory R. Beecher	23,452	23,452	29,015	$397,511	$397,511	$198,753	$ 993,775
Mark E. Jagiela	23,452	23,452	29,015	$397,511	$397,511	$198,753	$ 993,775
Charles J. Gray	12,568	12,568	15,549	$213,028	$213,028	$106,511	$ 532,567

(1) Based on the achievement against the performance metrics as approved by the Compensation Committee and the Board in January 2013, each executive officer received 200% of the target number of performance-based RSUs granted in 2012.

The grant date for the 2012 equity grants approved by the Compensation Committee was January 27, 2012. The values of the grants were determined based on the closing price of Teradyne's stock on that grant date. The 2012 time-based RSU grants for all employees, including named executive officers, as well as the stock options and performance-based RSUs for named executive officers, vest in equal amounts annually over four years. The stock option grants have a term of seven years from the date of grant.

In January 2013, the Compensation Committee reviewed the Company's performance against its 2012 performance-based variable equity compensation targets. On this basis, the Compensation Committee, and independent directors in the case of the Chief Executive Officer, approved the number of the 2012 performance-based RSUs at 200% of target. The number of performance-based RSUs granted can be found in the Grants of Plan Based Awards Table and the value of the performance-based shares granted for each named executive officer can be found in the footnotes to the column "Stock Awards" in the Summary Compensation Table.

2013 Executive Compensation

In January 2013, the Compensation Committee conducted its annual assessment of executive compensation. The Committee evaluated the performance of the named executive officers during 2012 and concluded that the Company had:

- Achieved revenue of $1.66 billion in a challenging market environment;
- Continued the transformation of the Company's financial model, sustaining industry-leading profitability and free cash flow; and
- Achieved record growth in the Company's Wireless Test Division.

As a result, the Company performed significantly better than its competitors and provided strong total shareholder return compared to its peers. In addition to evaluating the Company's performance during 2012, the Compensation Committee engaged its independent consultants, Compensia, to assess executive compensation for 2013 using the adjusted peer group and the Radford survey data. The Board's Compensation Committee took into account the positive results of the shareholder advisory vote on executive compensation by continuing to focus on performance-based compensation.

2013 Target Cash Compensation

The Compensation Committee, and the independent directors in the case of the Chief Executive Officer, approved increases in the 2013 base salaries and target cash compensation for certain of the named executive officers as a result of the growth in the Company's revenue and profitability over the last three years and in order to align cash compensation with the industry and with peer companies. In addition, the Compensation Committee aligned the base salary and target cash compensation for Mr. Jagiela in connection with his promotion to President with comparable positions at peer companies and within the industry. The 2012 and 2013 base salaries and target cash compensation are set forth below:

	Base Salary		Target Cash Compensation	
	2012	2013	2012	2013
Michael A. Bradley	$720,000	$756,000	$1,440,000	$1,512,000
Gregory R. Beecher	415,000	450,000	726,250	787,500
Mark E. Jagiela	405,000	500,000	708,750	1,000,000
Walter G. Vahey	285,714	300,000	500,000	525,000
Charles J. Gray	328,000	345,000	541,200	569,250

The independent directors increased Mr. Bradley's base salary by 5.0% and retained his performance-based variable cash compensation at 100%. The Compensation Committee increased the base salaries of Messrs. Beecher, Vahey and Gray by between 5.0% and 8.4%. In connection with his promotion to President, the Compensation Committee increased Mr. Jagiela's base salary by 23.5% and increased his performance-based variable cash compensation to 100% in line with industry practice. Based on data provided by Compensia, the 2013 base and target cash compensation for the Chief Executive Officer and other named executive officers are competitive with the peer companies.

The Compensation Committee continued to use the same goal structure for determining performance-based variable cash compensation as in 2012, but increased the company-wide weighted average PBIT target from 12.3% to 15% to reflect the level of long-term profitability it believes to be currently appropriate for the mix of businesses in which the Company operates.

The business and financial goals for 2013 include market share gains for the Semiconductor Test Division, revenue and profitability targets for the Wireless Test Division, and quarterly operating breakeven targets, new customer wins and new product launches in the Company's various business units. The Compensation Committee believes these business and financial goals effectively balance short-term profitability with long-term investment and growth. The maximum variable cash compensation payout for the named executive officers remains 200% of the target amount. Based on data provided by Compensia, the level of variable compensation in Teradyne's variable compensation program is consistent with market practice and Teradyne's peer companies.

2013 Equity Award

In January 2013, the Compensation Committee, and the independent directors in the case of the Chief Executive Officer, approved the 2013 equity awards for the named executive officers. The Compensation Committee and independent directors retained the same mix of time-based RSUs (40%), performance-based RSUs (40%) and non-qualified stock options (20%) for the 2013 equity grant. The equity mix is consistent with the peer data provided by Compensia.

The short- and long-term performance targets for the performance-based RSUs are the same as the 2013 variable cash compensation targets. The final number of performance-based RSUs awarded will be determined by the Compensation Committee and the Board near the one-year anniversary of the grant date.

In order to maintain a competitive equity compensation level relative to the peer companies, the 2013 equity grant values at target for named executive officers (other than Mr. Vahey who was promoted to an executive officer during 2012) were increased from the 2012 equity grant values at target. Mr. Bradley's 2013 equity award was increased by 21.9%, and the awards for Messrs. Beecher and Gray were increased 20.8% and 8.0%, respectively. Mr. Jagiela's 2013 equity award increased 56.0% in connection with his promotion to President of Teradyne. Total potential equity award levels for Teradyne's executive officers are competitive with the peer group.

The specific number of RSUs and options were calculated based upon the closing price of the Company's stock on the grant date for RSUs and the Black-Scholes grant date fair value calculation for options. The table below sets forth the grant date equity values of the 2013 time-based RSUs, performance-based RSUs and stock options for each named executive officer.

Name of Executive Officer	Number of Time-based RSUs	Number of Performance-based RSUs at Target	Number of Stock Options	Value of Time-based RSUs	Value of Performance-based RSUs at Target	Value of Stock Options	Total Equity Value
Michael A. Bradley . . .	65,218	65,218	88,670	$1,080,010	$1,080,010	$540,000	$2,700,020
Gregory R. Beecher . . .	28,986	28,986	39,409	$ 480,008	$ 480,008	$240,001	$1,200,017
Mark E. Jagiela	37,440	37,440	50,904	$ 620,006	$ 620,006	$310,005	$1,550,017
Walter G. Vahey	10,991	10,991	14,943	$ 182,011	$ 182,011	$ 91,003	$ 455,025
Charles J. Gray	13,889	13,889	18,884	$ 230,002	$ 230,002	$115,004	$ 575,008

The grant date for the 2013 equity grants approved by the Compensation Committee was January 25, 2013. The values of the grants were determined based on the closing price of Teradyne's stock on that grant date. The time-based RSU grants for all employees, including named executive officers, as well as the stock options and performance-based RSUs for named executive officers, vest in equal amounts annually over four years. The stock option grants have a term of seven years from the date of grant.

Compensation Committee Report

The Compensation Discussion and Analysis has been reviewed with management. Based on the review and discussion with management, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in Teradyne's Annual Report on Form 10-K for the year ended December 31, 2012.

COMPENSATION COMMITTEE

Roy A. Vallee (Chair)
Albert Carnesale
Daniel W. Christman
Timothy E. Guertin

The information contained in the report above shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, except to the extent that Teradyne specifically incorporates it by reference in any such filing.

Executive Compensation Tables

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the named executive officers during the fiscal years ended December 31, 2012, 2011 and 2010.

Name and Principal Position	Year	Salary (1)	Bonus (2)	Stock Awards (3)	Option Awards (4)	Non-Equity Incentive Plan Compensation (5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (6)	All Other Compensation (7)	Total
Michael A. Bradley	2012	$720,000	$118,570	$1,771,410	$442,853	$1,101,600	$1,413,692	$20,638	$5,588,763
CEO	2011	$660,000	$144,830	$1,664,030	$416,000	$1,306,800	$1,663,957	$18,574	$5,874,191
	2010	$644,000	$244,102	$1,330,007	$569,998	$1,288,000	$1,092,995	$17,069	$5,186,171
Gregory R. Beecher	2012	$415,000	$ 59,799	$ 795,022	$198,753	$ 476,213	$ —	$39,768	$1,984,555
VP, CFO & Treasurer	2011	$380,000	$ 72,964	$ 748,008	$186,995	$ 564,300	$ —	$36,509	$1,988,776
	2010	$370,000	$122,714	$ 595,005	$255,000	$ 555,000	$ —	$25,902	$1,923,621
Mark E. Jagiela	2012	$405,000	$ 58,358	$ 795,022	$198,753	$ 464,738	$ 37,507	$11,873	$1,971,251
President & President,	2011	$370,000	$ 71,044	$ 748,008	$186,995	$ 549,450	$ 56,022	$11,589	$1,993,108
Semiconductor Test	2010	$360,000	$119,398	$ 595,005	$255,000	$ 540,000	$ 22,602	$22,778	$1,914,783
Walter G. Vahey President, Systems Test Group	2012	$255,256	$ 31,322	$ 250,013	$ —	$ 307,500	$ —	$10,854	$ 854,945
Charles J. Gray	2012	$322,202	$ 44,562	$ 426,056	$106,511	$ 326,196	$ —	$12,855	$1,238,382
VP, General Counsel &	2011	$300,000	$ 54,311	$ 380,010	$ 94,994	$ 386,100	$ —	$12,460	$1,227,875
Secretary	2010	$300,000	$ 90,970	$ 308,005	$132,000	$ 360,000	$ —	$11,283	$1,202,258

(1) The amounts in the "Salary" column represent the annual base salary for each named executive officer, which is paid monthly.

(2) The amounts in the "Bonus" column represent payments made under the Cash Profit Sharing Plan.

(3) The amounts under the "Stock Awards" column represent the fair value of the time-based and performance-based RSU awards on the date of grant calculated in accordance with FASB ASC Topic 718 (previously FAS 123R). Performance-based RSUs are valued at the grant date based upon the probable outcome of the performance metrics. Therefore, the amounts under the "Stock Awards" column do not reflect the amount of compensation actually received by the named executive officer during the fiscal year. The maximum value of these performance-based RSUs, assuming the highest level of performance conditions is achieved, is as follows for 2012, 2011 and 2010, respectively: Mr. Bradley: $1,771,410, $1,664,030 and $1,140,004; Mr. Beecher: $795,022, $748,008 and $510,002; Mr. Jagiela: $795,022, $748,008 and $510,002; and Mr. Gray: $426,056, $380,010 and $264,004. Based on the achievement against the performance metrics, the actual value of the performance-based RSUs awarded in 2012 is as follows: Mr. Bradley: $1,771,410; Mr. Beecher: $795,022; Mr. Jagiela: $795,022; and Mr. Gray: $426,056. Based on the achievement against the performance metrics, the actual value of the performance-based RSUs awarded in 2011 is as follows: Mr. Bradley: $1,664,030; Mr. Beecher: $748,008; Mr. Jagiela: $748,008; and Mr. Gray: $380,010. Based on the achievement against the performance metrics, the actual value of the performance-based RSUs awarded in 2010 is as follows: Mr. Bradley: $1,140,004; Mr. Beecher: $510,002; Mr. Jagiela: $510,002; and Mr. Gray: $264,004. For a discussion of the assumptions underlying this valuation, please see Note B to the Consolidated Financial Statements included in the Annual Report on Form 10-K for fiscal year 2012.

(4) The amounts under the "Option Awards" column represent the fair value of the award on the date of grant calculated in accordance with FASB ASC Topic 718 (previously FAS 123R). For a discussion of the assumptions underlying this valuation please see Note B to the Consolidated Financial Statements included in the Annual Report on Form 10-K for fiscal year 2012.

(5) The amounts under the "Non-Equity Incentive Plan Compensation" column represent amounts earned as variable cash compensation for services performed.

(6) The amounts under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column represent the present value of pension benefits accrued. See also the disclosure below in "Retirement and Post-Employment Tables". Not included in this column are earnings on the Supplemental Saving Plan in which certain of the named executive officers participate, as earnings and losses under that plan are determined in the same manner and at the same rate as externally managed investments. See "Nonqualified Deferred Compensation Table".

(7) The amounts under the "All Other Compensation" column represent the following amounts for 2012 for the named executive officers:

	Company Contributions to Defined Contribution Plans	Value of Life Insurance Premiums	Total-All Other Compensation
Michael A. Bradley	$ 0	$20,638	$20,638
Gregory R. Beecher	34,902	4,866	39,768
Mark E. Jagiela	10,000	1,873	11,873
Walter G. Vahey	10,000	854	10,854
Charles J. Gray	10,000	2,855	12,855

Grants of Plan-Based Awards Table

The following table sets forth information concerning plan-based awards to the named executive officers during the fiscal year ended December 31, 2012.

		Estimated Future Payouts under Non-Equity Incentive Plan Awards			Estimated Future Payouts under Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying	Exercise or Base Price of Option	Grant Date Fair Value of Stock and Option
	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(2)	Options (#)	Awards ($/Sh)	Awards
Michael A. Bradley	1/1/2012(3)	$—	$720,000	$1,440,000	—	—	—	—	—	—	—
	1/27/2012(4)	$—	$ —	$ —	—	52,254	104,508	52,254	64,650	$16.95	$2,214,263
Gregory R. Beecher	1/1/2012(3)	$—	$311,250	$ 622,500	—	—	—	—	—	—	—
	1/27/2012(4)	$—	$ —	$ —	—	23,452	46,904	23,452	29,015	$16.95	$ 993,775
Mark E. Jagiela	1/1/2012(3)	$—	$303,750	$ 607,500	—	—	—	—	—	—	—
	1/27/2012(4)	$—	$ —	$ —	—	23,452	46,904	23,452	29,015	$16.95	$ 993,775
Walter G. Vahey	1/1/2012(3)	$—	$214,286	$ 428,571	—	—	—	—	—	—	—
	1/27/2012(4)	$—	$ —	$ —	—	—	—	14,750	—	—	$ 250,013
Charles J. Gray	1/1/2012(3)	$—	$213,200	$ 426,400	—	—	—	—	—	—	—
	1/27/2012(4)	$—	$ —	$ —	—	12,568	25,136	12,568	15,549	$16.95	$ 532,567

(1) The grants under the "Estimated Future Payouts under Equity Incentive Plan Awards" column represent the target and maximum number of performance-based RSUs granted in 2012. Based on the achievement against the performance metrics as approved by the Compensation Committee and the Board in January 2013, the actual number of the performance-based RSUs granted to the executive officers in 2012 is set forth in the "Maximum" column.

(2) The grants under the "All Other Stock Awards: Number of Shares of Stock or Units" column represent the number of time-based RSUs granted to each named executive officer in 2012.

(3) These grants of variable cash compensation were made pursuant to the 2006 Equity and Cash Compensation Incentive Plan and reflect the threshold, target and maximum cash payouts for these awards; the actual payouts are set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(4) In 2012, the named executive officers were granted time-based RSUs, performance-based RSUs, and stock options. The threshold, target and maximum numbers apply to performance-based RSUs only. Mr. Vahey's 2012 equity award of time-based RSUs was granted prior to his promotion to President, Systems Test Group and was made pursuant to the 2006 Equity and Cash Compensation Incentive Plan.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information concerning the outstanding equity awards at the fiscal year-end, December 31, 2012.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($)
Michael A. Bradley	116,875	115,625	$ 4.81	01/30/16		
	69,512	69,512	$ 9.34	01/29/17		
	15,430	46,291	$16.23	01/28/18		
	—	64,650	$16.95	01/27/19		
					46,250	$ 781,163(1)
					101,714	$1,717,949(2)
					115,344	$1,948,160(3)
					156,762	$2,647,710(4)
Gregory R. Beecher	—	51,875	$ 4.81	01/30/16		
	—	31,098	$ 9.34	01/29/17		
	6,936	20,808	$16.23	01/28/18		
	—	29,015	$16.95	01/27/19		
					20,750	$ 350,468(1)
					45,504	$ 768,563(2)
					51,849	$ 875,730(3)
					70,356	$1,188,313(4)
Mark E. Jagiela	—	51,875	$ 4.81	01/30/16		
	—	31,098	$ 9.34	01/29/17		
	6,936	20,808	$16.23	01/28/18		
	—	29,015	$16.95	01/27/19		
					20,750	$ 350,468(1)
					45,504	$ 768,563(2)
					51,849	$ 875,730(3)
					70,356	$1,188,313(4)
Walter G. Vahey	—	—	—	—		
					8,003	$ 135,171(1)
					9,768	$ 164,982(2)
					10,193	$ 172,160(3)
					14,750	$ 249,128(4)
Charles J. Gray	—	20,313	$ 6.29	05/01/16		
	—	16,098	$ 9.34	01/29/17		
	3,523	10,571	$16.23	01/28/18		
	—	15,549	$16.95	01/27/19		
					8,125	$ 137,231(5)
					23,556	$ 397,861(2)
					26,342	$ 444,916(3)
					37,704	$ 636,821(4)

(1) For each named executive officer, the vesting dates for RSUs granted on January 30, 2009 are twenty-five percent (25%) of the RSUs vested on each of January 30, 2010, January 30, 2011and January 30, 2012 and twenty-five percent (25%) will vest on January 30, 2013.

(2) For each named executive officer, the vesting dates for RSUs granted on January 29, 2010 are twenty-five percent (25%) of the RSUs vested on each of January 29, 2011 and January 29, 2012 and twenty-five percent (25%) will vest on each of January 29, 2013 and January 29, 2014.

(3) For each named executive officer, the vesting dates for RSUs granted on January 28, 2011 are twenty-five percent (25%) of the RSUs vested on January 28, 2012 and twenty-five percent (25%) will vest on each of January 28, 2013, January 28, 2014, and January 28, 2015.

(4) For each named executive officer, the vesting dates for RSUs granted on January 27, 2012 are twenty-five percent (25%) of the RSUs will vest on each of January 27, 2013, January 27, 2014, January 27, 2015, and January 27, 2016.

(5) For Mr. Gray, the vesting dates for the new hire RSUs granted on May 1, 2009 are twenty-five percent (25%) vested on each of May 1, 2010, May 1, 2011 and May 1, 2012 and twenty-five percent (25%) will vest on May 1, 2013.

Option Exercises and Stock Vested Table

The named executive officers exercised stock options during 2012. The following table shows: (1) the number of shares acquired upon exercise of stock options and the value realized on exercise during 2012; and (2) the number of shares acquired as a result of the vesting of RSUs and the value realized on vesting during 2012:

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Michael A. Bradley	120,000	$1,485,600	162,843	$2,678,168
Gregory R. Beecher	67,424	$ 746,744	71,225	$1,171,958
Mark E. Jagiela	67,424	$ 706,288	71,225	$1,171,958
Walter G. Vahey	—	—	20,523	$ 337,224
Charles J. Gray	28,361	$ 282,079	28,681	$ 479,211

Retirement and Post-Employment Tables

Pension Benefits Table

The Company offers a qualified Retirement Plan and a non-qualified SERP. In 1999, the Company discontinued both plans to new members. At that time, all employees were offered the choice to remain in the Retirement Plan and continue to accrue benefits, or opt for an additional match in the 401k Plan, in lieu of participation in the Retirement Plan. Fifty percent (50%) of the employees elected to remain in the Retirement Plan. One hundred eighty-six current employees continue to accrue benefits in the Retirement Plan and only eleven in the SERP. In November 2009, the Board voted to freeze the benefits under the Retirement Plan for these eleven employees, including Mr. Bradley, who participated in both the Retirement Plan and the SERP. These employees will continue to receive the same retirement benefits, but through the SERP rather than through continued accruals in the Retirement Plan. Mr. Bradley and Mr. Jagiela are entitled to benefits under the Retirement Plan but are no longer accruing additional benefits under that plan.

The SERP pension formula is identical to that of the Retirement Plan, except an employee's eligible earnings are based on the employee's highest consecutive 60 months of actual base salary, actual cash profit sharing and target variable compensation and actual years of service. The resulting benefit is then reduced by the benefit payable from the Retirement Plan. Mr. Bradley may collect an actuarially reduced benefit prior to age 66 under the terms of the SERP, limited by provisions compliant with Section 409A of the Code. These limitations prevent Mr. Bradley from collecting benefits prior to age 66 that were earned after December 31, 2004.

There is no provision in the SERP to grant extra years of credited service. In order to calculate the present value of the accumulated benefit, Teradyne's actuaries used the same assumptions as used in Teradyne's financial statements for fiscal year ended December 31, 2012, a discount rate of 3.6% for the Retirement Plan and 3.4% for the SERP.

Similar to most pension plans, Teradyne's pension plan was designed such that the annual present value of the accrued benefit associated with the plan increases significantly as an employee both approaches retirement and increases his or her years of service. Other factors which can influence year-on-year changes include one-time items such as discount rate changes, information updates, or mortality rate changes.

The table below shows the present value, as of December 31, 2012, of accumulated benefits payable to each of the named executive officers, including the number of years of service credited to each such named executive officer, under each of the Retirement Plan and SERP. Although Messrs. Bradley (after December 31, 2009) and Jagiela are no longer accruing additional benefits under the Retirement Plan, each is entitled to benefits under the Retirement Plan and, based on the actuarial assumptions used this year, Mr. Jagiela shows a Change in Pension Value in the Summary Compensation Table.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefits ($)
Michael A. Bradley (1)	Retirement Plan	31.00	$ 779,620
	SERP	34.00	$7,653,882
Gregory R. Beecher	Retirement Plan	0	$ 0
	SERP	0	$ 0
Mark E. Jagiela (2)	Retirement Plan	17.61	$ 226,469
	SERP	0	$ 0
Walter G. Vahey	Retirement Plan	0	$ 0
	SERP	0	$ 0
Charles J. Gray	Retirement Plan	0	$ 0
	SERP	0	$ 0

(1) The years of creditable service for Mr. Bradley were capped in 2009 with respect to the Retirement Plan.

(2) The years of creditable service for Mr. Jagiela were capped in 1999.

Nonqualified Deferred Compensation Table

The Company maintains the Supplemental Savings Plan which allows certain eligible employees who are actively employed by Teradyne on or after December 1, 1994 to defer compensation in excess of limits under the 401k Plan and to receive supplemental matching contributions from the Company. In addition, employees who participate in the variable cash compensation plan may defer up to 85% of each year's variable cash compensation payment into the Supplemental Savings Plan. The Supplemental Savings Plan is unfunded and is maintained primarily for the purpose of providing deferred compensation for a select group of management or "highly compensated employees" as defined in ERISA. In general, under the Supplemental Savings Plan, distribution of the deferrals and the vested matching contributions are made in one lump sum upon the participant's retirement, disability, or other termination of employment. In addition to the conditions of the Supplemental Savings Plan itself, certain restrictions are imposed by Section 409A of the Code regarding when participants will receive distributions under the Supplemental Savings Plan.

Because the Supplemental Savings Plan is intended to be an ERISA excess plan, the investment options available to participants are similar to those provided in the 401k Plan. Employees select the investment options from a portfolio of mutual funds. The earnings are credited based on the actual performance of the selected mutual funds.

The table below shows the aggregate balance of the deferred compensation amounts in the Supplemental Savings Plan for each named executive officer, as of December 31, 2012.

Name	Executive Contributions in 2012 (1)	Employer Contributions in 2012 (2)	Aggregate Earnings in 2012	Aggregate Withdrawals/ Distributions	Aggregate Balance at 12/31/2012
Michael A. Bradley	$40,190	$ 0	$175,744	$0	$2,123,989
Gregory R. Beecher	79,076	24,902	37,805	0	1,172,047
Mark E. Jagiela	0	0	37,060	0	280,189
Walter G. Vahey	0	0	0	0	0
Charles J. Gray	0	0	0	0	0

(1) The following table lists the amounts of each named executive officer's contributions that were previously reported in the Summary Compensation Table in the "Salary" and "Non-Equity Incentive Plan Compensation" columns:

Amounts Contributed by Executive, 2012, 2011 & 2010 Included in Summary Compensation Table

	Michael A. Bradley	Gregory R. Beecher	Mark E. Jagiela	Walter G. Vahey	Charles J. Gray
2012	$ 40,190	$ 79,076	$ 0	$0	$0
2011	30,317	128,775	0	0	0
2010	29,596	51,000	16,548	0	0
Prior to 2010	1,508,503	574,869	196,692	0	0
Total Employee Contributions	$1,608,606	$833,720	$213,240	$0	$0

(2) These amounts are included in the Summary Compensation Table in the "All Other Compensation" column.

Post-Termination Compensation Table

Change in Control Agreements

Teradyne maintains Change in Control Agreements with each of its named executive officers (the "Change in Control Agreements") which, other than for Mr. Gray who started at the Company in April 2009 and Mr. Vahey who was promoted in July 2012, were entered into in 2007 replacing previous agreements and were amended in 2012 to comply with IRS guidance under Section 409A of the Internal Revenue Code. Under the Change in Control Agreements, in the event any of the named executive officers is terminated without "Cause" or the named executive officer terminates his employment for "Good Reason" (each as defined in the agreement) within two years following a defined change in control, the officer will receive certain payments and/or benefits including the following:

- Immediate vesting of all equity awards (for performance-based awards the vesting would be calculated at the target level);
- Cash awards for the year of termination calculated at the target level and pro-rated up to the date of termination;
- Salary continuation for two years based on the named executive officers' annual target cash compensation at the time of termination;
- Health, dental and vision plan insurance coverage for two years; and
- Tax gross-up payments in the amount necessary, so that the net amount retained by the named executive officer (after reduction for (i) any excise tax and (ii) any federal, state, or local tax on the tax gross-up payment) is equal to the amount of the payments under the agreement other than the tax gross-up payment. The Compensation Committee has eliminated this provision from any future Change in Control Agreements. The Change in Control Agreements for Mr. Gray, who started at the Company in April 2009, and Mr. Vahey, who was promoted and entered into the Change in Control Agreement in July 2012, do not include this tax gross-up payment.

The Change in Control Agreements provide that the salary continuation may be suspended and prior payments recouped if the two-year non-compete and non-solicit provisions of the Change in Control Agreement are breached.

Chief Executive Officer Separation Agreement

Upon his election as Chief Executive Officer, Mr. Bradley entered into an Agreement Regarding Termination Benefits ("Separation Agreement"). The term of this Separation Agreement, entered into on September 3, 2004, is three years, and automatically extends for additional one-year periods unless Teradyne gives notice to Mr. Bradley. The current one-year renewable term of the Separation Agreement extends to September 3, 2013. The Separation Agreement contains a two-year, post-employment customer and employee non-hire and non-solicitation restriction and a two-year, post-employment non-competition restriction. In consideration of these restrictions, Mr. Bradley is entitled to receive severance payments at his annual target compensation rate and continued vesting of equity awards for two years following his termination by Teradyne for any reason other than death, disability or cause, each as defined in the agreement, or in a circumstance in which Mr. Bradley would be entitled to payments pursuant to his Change in Control Agreement. During this period, Mr. Bradley is also entitled to ongoing health, dental and vision insurance plan coverage, provided on the same terms as those in effect at the date of his termination. If Teradyne terminates Mr. Bradley's employment due to his disability and Mr. Bradley is not entitled to payments pursuant to his Change in Control Agreement, Mr. Bradley is entitled to a two-year severance payment to the extent he is not eligible to receive disability insurance, which payment is reduced by any compensation Mr. Bradley receives from other employment.

Other Arrangements

None of the named executive officers has a severance agreement, other than the Chief Executive Officer. Teradyne has a standard severance policy under which, the Company may in its discretion, offer severance payments to an employee, including a named executive officer, generally based on length of service. Any severance payments to named executive officers are conditioned upon the named executive officer's entering into a written severance agreement containing customary obligations, such as, non-competition, non-solicitation, non-disparagement and/or confidentiality obligations, and releasing Teradyne from any claims.

The Company provides certain benefits to its retirees. Based on age and service, Mr. Bradley qualifies for these broad-based employee benefits. At retirement, he will be entitled to receive a pro-rated amount of variable cash compensation through the date of his retirement. In addition, most retirees can continue in the health, dental and vision programs at a partially subsidized rate. The Pension Benefits Table lists the present value of accumulated benefits for Mr. Bradley.

Potential Payments upon Termination or Termination Following a Change in Control

The following provides the details of potential payments made to the named executive officers in the event of a termination, had the termination occurred on December 31, 2012. The following table does not reflect benefits that are generally available to all salaried employees under standard company policies or benefits, such as the standard severance policy, subsidized rates for health, dental and vision programs for retirees, long-term disability and life insurance.

	Reason for Termination (1)	Salary Continuation	Pro-rated Variable Cash Compensation(2)	Benefits Continuation	Value of Accelerated Unvested Equity(3)	Excise Tax/ Gross Up	Total
Michael A. Bradley	Not for Cause	$2,880,000	$1,101,600	$47,509	$5,841,218	$0	$ 9,870,327
	Change in Control	$2,880,000	$ 720,000	$47,509	$7,383,351	$0	$11,030,860
Gregory R. Beecher	Change in Control	$1,452,500	$ 311,250	$46,893	$3,311,649	$0	$ 5,122,293
Mark E. Jagiela	Change in Control	$1,417,500	$ 303,750	$44,139	$3,311,649	$0	$ 5,077,039
Walter G. Vahey	Change in Control	$ 999,999	$ 214,286	$47,509	$ 586,252	$0	$ 1,848,046
Charles J. Gray	Change in Control	$1,082,400	$ 213,200	$47,509	$1,611,083	$0	$ 2,954,192

(1) None of the named executive officers has an agreement to receive any salary continuation, variable cash compensation, benefits continuation, acceleration of equity or gross-up in the event such named executive officer voluntarily terminates his or her employment with Teradyne without "Good Reason" or if that named executive officer is terminated by Teradyne for cause.

(2) The amounts in this column for Change in Control represent pro-rated variable cash compensation at target for each of the named executive officers. The amount in this column for Mr. Bradley's termination by the Company Not for Cause represents pro-rated actual variable cash compensation. Following termination, Mr. Bradley would receive a pro-rated variable cash compensation payment based on actual variable compensation performance given his age and service pursuant to broad-based retirement benefits available to all employees. However, for termination following a Change in Control, Mr. Bradley would be entitled to receive a pro-rated variable cash compensation payment at target pursuant to his Change in Control Agreement.

(3) The Change in Control amounts represent the value of the restricted stock and the in-the-money value of stock options that would accelerate upon termination of employment by the Company without cause or by the executive officer for good reason following a change in control. Mr. Bradley's amount upon termination of employment by the Company Not for Cause represents the value of the restricted stock and the in-the-money value of stock options that would continue to vest for 24 months.

OTHER MATTERS

Shareholder Proposals for 2014 Annual Meeting of Shareholders

Teradyne's bylaws set forth the procedures a shareholder must follow to nominate a director or to bring other business before a shareholder meeting. For shareholders who wish to nominate a candidate for director at the 2014 Annual Meeting of Shareholders, Teradyne must receive the nomination not less than 50 days or more than 90 days prior to the meeting. In the event a shareholder is given less than 65 days' prior notice of the meeting date (whether by notice mailed to the shareholder or through public disclosure), to be timely, the shareholder's notice of nomination must be received no later than the close of business on the fifteenth day following the earlier of the day on which notice of the meeting date was mailed or publicly disclosed. The shareholder's notice of nomination must provide information regarding the nominee, including name, address, occupation and shares held by the shareholder making the proposal. The Nominating and Corporate Governance Committee will consider any nominee properly presented by a shareholder and will make a recommendation to the Board. After full consideration by the Board, the shareholder presenting the nomination will be notified of the Board's decision.

If a shareholder wishes to bring matters other than proposals that will be included in the proxy materials before the 2014 Annual Meeting of Shareholders, Teradyne must receive notice within the timelines described above for director nominations. If a shareholder who wishes to present a proposal but fails to notify Teradyne in time, that shareholder will not be entitled to present the proposal at the meeting. If, however, notwithstanding the requirements of the bylaws, the proposal is brought before the meeting, then under the SEC's proxy rules, the proxies Teradyne solicits with respect to the 2014 Annual Meeting of Shareholders will confer discretionary voting authority with respect to the shareholder's proposal on the persons selected to vote the proxies. If a shareholder makes a timely notification, the proxies may still exercise discretionary voting authority under circumstances consistent with the SEC's proxy rules.

If a shareholder wishes to bring a proposal intended for inclusion in Teradyne's proxy materials to be furnished to all shareholders entitled to vote at the 2014 Annual Meeting of Shareholders, Teradyne must receive notice pursuant to SEC Rule 14a-8 no later than December 13, 2013.

It is suggested that shareholders submit their proposals either by courier or Certified Mail—Return Receipt Requested.

Expenses and Solicitation

Teradyne will bear the cost of solicitation of proxies, and in addition to soliciting the shareholders by mail and by Teradyne's regular employees, the Company may request banks and brokers to solicit their customers who have stock registered in the name of a nominee and, if so, will reimburse such banks and brokers for their reasonable out-of-pocket costs. Solicitation by Teradyne's officers and employees, as well as certain outside proxy-solicitation services may also be made of some shareholders in person or by mail, telephone or facsimile following the original solicitation.

Incorporation by Reference

To the extent that this proxy statement has been or will be specifically incorporated by reference into any of Teradyne's filings with the SEC, the sections of the proxy statement entitled "Compensation Committee Report" and "Audit Committee Report" shall not be deemed to be so incorporated, unless specifically otherwise provided in any such filing.

Householding for Shareholders Sharing the Same Address

Teradyne has adopted a procedure called "householding," which has been approved by the SEC. Under householding, unless Teradyne has received contrary instructions from the shareholders, Teradyne delivers only one copy of the annual report and proxy statement to multiple shareholders who share the same address and have the same last name. This helps Teradyne reduce printing costs, mailing costs and fees. Shareholders who participate in householding will continue to receive separate proxy cards.

Upon request, Teradyne will promptly deliver another copy of the annual report and proxy statement to any shareholder at a shared address to which a single copy of such document was delivered. To receive a separate copy of the combined annual report and proxy statement, you may write or call Teradyne, Inc., 600 Riverpark Drive, North Reading, MA 01864, Attention: Investor Relations, telephone number 978-370-2425. You may also access the annual report and proxy statement on the Company's web site at *www.teradyne.com* under the "SEC Filings" section of the "Investors" link.

If you are a holder of record and would like to revoke your householding consent and receive a separate copy of the annual report or proxy statement in the future, please contact Broadridge, Inc. ("Broadridge"), either by calling toll free at (800) 542-1061 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. You will be removed from the householding program within 30 days of receipt of the revocation of your consent.

APPENDIX A

TERADYNE, INC.

2006 EQUITY AND CASH COMPENSATION INCENTIVE PLAN

(as amended through March 28, 2013)

1. Purpose and Eligibility.

The purpose of this 2006 Equity and Cash Compensation Incentive Plan (the "*Plan*") of Teradyne, Inc. is to provide equity ownership and compensation opportunities in the Company (each an "*Award*") to employees, officers, directors, consultants and advisors of the Company and its Subsidiaries, all of whom are eligible to receive Awards under the Plan. Any person to whom an Award has been granted under the Plan is called a "*Participant.*" Additional definitions are contained in Section 14(a).

2. Administration.

a. *Administration by Committee of Independent Members of the Board of Directors.* The Plan will be administered by a committee (the "*Committee*") composed solely of members of the Board of Directors of the Company that are "independent," as defined pursuant to Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, and as proscribed under Rule 303A.02 of the New York Stock Exchange ("*NYSE*") Listed Company Manual, or any amendment, supplement or modification thereto; *provided, however,* that at any time and on any one or more occasions the Board may itself exercise any of the powers and responsibilities assigned the Committee under the Plan and when so acting shall have the benefit of all of the provisions of the Plan pertaining to the Committee's exercise of its authorities hereunder. The Committee, in its sole discretion, shall have the authority to grant Awards, to adopt, amend and repeal rules relating to the Plan, to interpret and correct the provisions of the Plan and any Award, and, subject to the limitations of the Plan, to modify and amend any Award. All decisions by the Committee shall be final and binding on all interested persons. Neither the Company nor any member of the Committee shall be liable for any action or determination relating to the Plan.

b. *Delegation to Executive Officers.* To the extent permitted by applicable law, the Committee may delegate to one or more executive officers of the Company the power to grant Awards and exercise such other powers under the Plan as the Committee may determine; *provided, however,* that the Committee shall fix the maximum number of Awards to be granted and the maximum number of shares issuable to any one Participant pursuant to Awards granted by such executive officer or officers. The Committee may, by a resolution adopted by the Committee, authorize one or more executive officers of the Company to do one or both of the following:
(i) designate employees of the Company or of any of its subsidiaries to be recipients of Awards and
(ii) determine the number, type and terms of such Awards to be received by such employees, subject to the limitations of the Plan; *provided, however,* that, in each case, the resolution so authorizing such officer or officers shall specify the maximum number and type of Awards such officer or officers may so award. The Committee may not authorize an officer to designate himself or herself as a recipient of any such Awards or to grant Awards to other executive officers of the Company.

3. Stock Available for Awards.

a. *Number of Shares.* Subject to adjustment under Section 3(c), the aggregate number of shares (the "*Authorized Shares*") of the Company's common stock, $0.125 par value per share (the "*Common Stock*"), that may be issued pursuant to the Plan shall be 32,000,000 shares of Common Stock. If any Award expires, is terminated, surrendered, forfeited, expires unexercised, is settled in cash in lieu of Common Stock or is exchanged for other Awards, in whole or in part, the unissued Common Stock covered by such Award shall again be available for the grant of Awards under the Plan. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares. Notwithstanding anything to the contrary in this Plan, the foregoing limitations shall be subject to adjustment under Section 3(c), but only to the extent that such adjustment will not affect the status of any Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code.

b. *Per-Participant Limit.* Subject to adjustment under Section 3(c), no Participant may be granted stock-based Awards during any one fiscal year to purchase more than 2,000,000 shares of Common Stock.

c. *Adjustment to Common Stock.* In the event of any stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or event, (i) the number and class of securities available for Awards under the Plan and the per-Participant share limit, (ii) the number and class of securities, vesting schedule and exercise price per share subject to each outstanding stock-based Award, (iii) the repurchase price per security subject to repurchase, and (iv) the terms of each other outstanding stock-based Award shall be adjusted by the Company (or substituted Awards may be made) to the extent the Committee shall determine, in good faith, that such an adjustment (or substitution) is appropriate. If Section 11(f)(i) applies for any event, this Section 3(c) shall not be applicable.

d. *Fractional Shares.* No fractional shares shall be issued under the Plan and the Participant shall, at the Committee's discretion, receive either cash in lieu of such fractional shares or a full share for each fractional share.

4. Stock Options.

a. *General.* The Committee may grant options to purchase Common Stock (each, an "*Option*") and determine the terms and conditions of each Option, including, but not limited to (i) the number of shares subject to such Option or a formula for determining such, (ii) subject to Section 4(e) hereof, the exercise price of the Options and the means of payment for the shares, (iii) the Performance Criteria (as defined in Section 11(d)), if any, and level of achievement of such Performance Criteria that shall determine the number of shares or Options granted, issued, retainable and/or vested, (iv) the terms and conditions of the grant, issuance and/or forfeiture of the shares or Options, and (v) such further terms and conditions as may be determined from time to time by the Committee, in each case not inconsistent with this Plan.

b. *Incentive Stock Options.* An Option that the Committee intends to be an "incentive stock option" as defined in Section 422 of the Code (an "*Incentive Stock Option*") shall be granted only to employees of the Company and shall be subject to and shall be construed consistently with the requirements of Section 422 of the Code. The Committee and the Company shall have no liability if an Option or any part thereof that is intended to be an Incentive Stock Option does not qualify as such.

c. *Nonstatutory Stock Options.* An Option or any part thereof that does not qualify as an Incentive Stock Option is referred to herein as a "*Nonstatutory Stock Option.*"

d. *Dollar Limitation.* For so long as the Code shall so provide, Options granted to any employee under the Plan (and any other plans of the Company) which are intended to constitute Incentive Stock Options shall not constitute Incentive Stock Options to the extent that such Options, in the aggregate, become exercisable for the first time in any one calendar year for shares of Common Stock with an aggregate Fair Market Value (as defined in Section 14 and determined as of the respective date or dates of grant) of more than $100,000 (or such other limit as may be provided by the Code). To the extent that any such Incentive Stock Options exceed the $100,000 limitation (or such other limit as may be provided by the Code), such Options shall be Nonstatutory Stock Options.

e. *Exercise Price.* The Committee shall establish the exercise price (or determine the method by which the exercise price shall be established) at the time each Option is granted and specify the exercise price in the applicable Option agreement, *provided*, that the exercise price per share specified in the agreement relating to each Option granted under the Plan shall not be less than the Fair Market Value per share of Common Stock on the date of such grant. In the case of an Incentive Stock Option to be granted to an employee owning stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the

Company, the price per share specified in the agreement relating to such Incentive Stock Option shall not be less than one hundred ten percent (110%) of the Fair Market Value per share of Common Stock on the date of grant (or such other limit as may be provided by the Code). For purposes of determining stock ownership under this subsection, the rules of Section 424(d) of the Code shall apply. Subject to Section 3(c), an Option may not be amended subsequent to its issuance to reduce the price at which it is exercisable unless such amendment is approved by the Company's shareholders.

f. *Duration of Options*. Each Option shall be exercisable at such times and subject to such terms, conditions and expiration as the Committee may specify in the applicable Option agreement; *provided*, that no Option shall be exercisable for a period of time greater than ten (10) years from the date of grant of such Option; *provided, further,* that Incentive Stock Options granted to an employee owning stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company shall be exercisable for a maximum of five (5) years from the date of grant of such Option (or such other limit as may be provided by the Code). For purposes of determining stock ownership under this subsection, the rules of Section 424(d) of the Code shall apply.

g. *Vesting of Options*. Subject to Section 11(f) and Section 11(j) and except as provided in Section 13, at the time of the grant of an Option, the Committee shall establish a vesting date or vesting dates with respect to the shares of Common Stock covered by such Options. The Committee may establish vesting dates based upon the passage of time and/or the satisfaction of Performance Criteria or other conditions as deemed appropriate by the Committee.

h. *Exercise of Option*. Options may be exercised only by delivery to the Company at its principal office address or to such transfer agent as the Company shall designate of a written notice of exercise specifying the number of shares as to which such Option is being exercised, signed by the proper person, or by notification of the Company-designated third party commercial provider (the "*Third Party Commercial Provider*"), in accordance with the procedures approved by the Company and to which the holder of the Option shall have ongoing access by means of accessing such person's account maintained with the Third Party Commercial Provider, together with payment in full as specified in Section 4(i) for the number of shares for which the Option is exercised.

i. *Payment Upon Exercise*. Common Stock purchased upon the exercise of an Option shall be paid for by one or any combination of the following forms of payment:

(i) in United States dollars in cash or by check payable to order of the Company or by fund transfer from the Option holder's account maintained with the Third Party Commercial Provider;

(ii) at the discretion of the Committee, through delivery of shares of Common Stock having a Fair Market Value equal as of the date of the exercise to the cash exercise price of the Option, *provided*, that such shares were not acquired by the Participant in the prior six months;

(iii) at the discretion of the Committee and consistent with applicable law, through the delivery of an assignment to the Company of a sufficient amount of the proceeds from the sale of the Common Stock acquired upon exercise of the Option and an authorization to the Third Party Commercial Provider to pay that amount to the Company, which sale shall be at the Participant's direction at the time of exercise; or

(iv) at the discretion of the Committee, by any combination of (i), (ii), or (iii) above.

If the Committee exercises its discretion to permit payment of the exercise price of an Incentive Stock Option by means of the methods set forth in clauses (ii), (iii) or (iv) of the preceding sentence, such discretion shall be exercised in writing in the instrument evidencing the Award of the Incentive Stock Option.

j. *Notice to Company of Disqualifying Disposition*. By accepting an Incentive Stock Option granted under the Plan, each optionee agrees to notify the Company in writing immediately after such optionee makes a disqualifying disposition of any stock acquired pursuant to the exercise of the Incentive Stock Options. A "disqualifying disposition" is generally any disposition occurring on or before the later of (a) the date two years following the date the Incentive Stock Option was granted or (b) the date one year following the date the Incentive Stock Option was exercised.

k. *Issuances of Securities*. Except as provided in Section 3(c) or as otherwise expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to Options. No adjustments shall be made for dividends paid in cash or in property other than securities of the Company.

5. Stock Appreciation Rights

a. *General*. A Stock Appreciation Right (a "*SAR*") is an Award entitling the holder, upon exercise, to receive an amount in cash or Common Stock, or a combination thereof (such form to be determined by the Committee), determined solely by reference to appreciation, from and after the date of grant, in the Fair Market Value of a share of Common Stock. The date as of which such appreciation or other measure is determined shall be the exercise date of the SAR Award.

b. *Grants*. SARs may be granted in tandem with, or independently of, Options granted under the Plan.

(1) *Tandem Awards*. When SARs are expressly granted in tandem with Options: (i) the SARs will be exercisable only at such time or times, and to the extent, that the related Option is exercisable, and will be exercisable in accordance with the procedure required for exercise of the related Option; (ii) the SARs will terminate and no longer be exercisable upon the termination or exercise of the related Option, except that a SAR granted with respect to less than the full number of shares covered by an Option will not be terminated until and only to the extent that the number of shares as to which the related Option has been exercised or has terminated exceeds the number of shares not covered by the SAR; (iii) the Option will terminate and no longer be exercisable upon the exercise of the related SAR; and (iv) the SAR will be transferable only with the related Option.

(2) *Independent Stock Appreciation Rights*. A SAR not expressly granted in tandem with an Option will become exercisable at such time or times, and on such conditions, as the Committee may specify in the SAR Award.

c. *Terms and Conditions*. The Committee shall determine all terms and conditions of a SAR Award, including, but not limited to (i) the number of shares subject to such SAR Award or a formula for determining such, (ii) the Performance Criteria, if any, and level of achievement of such Performance Criteria that shall determine the number of shares granted, issued, retainable and/or vested or the amount of cash payable, (iii) the terms and conditions on the grant, issuance and/or forfeiture of the shares, and (iv) such further terms and conditions as may be determined from time to time by the Committee, in each case not inconsistent with this Plan.

d. *Vesting of SAR Awards*. Subject to Section 11(f) and Section 11(j), at the time of the grant of a SAR Award, the Committee shall establish a vesting date or vesting dates with respect to such SAR Award, *provided* that SARs awarded in tandem with Options shall be subject to the same vesting date or vesting dates established by the Committee pursuant to Section 4(g) for such related Options and shall be exercisable only to the extent that such related Option shall then be exercisable. The Committee may establish vesting dates based upon the passage of time and/or the satisfaction of Performance Criteria or other conditions as deemed appropriate by the Committee.

6. Restricted Stock.

a. *Grants*. The Committee may grant Awards entitling recipients to acquire shares of Common Stock, subject to (i) delivery to the Company by the Participant of cash, a check or other sufficient legal consideration in an amount at least equal to the par value of the shares purchased, (ii) the right of the Company to repurchase or reacquire all or part of such shares at their issue price or other stated or formula price from the Participant in the event that conditions specified by the Committee in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Committee for such Award (each, a "*Restricted Stock Award*"), and (iii) Section 6(b).

b. *Terms and Conditions*. A Participant that is the holder of a Restricted Stock Award, whether vested or unvested, shall be entitled to enjoy all shareholder rights with respect to the shares of Common Stock underlying such Restricted Stock Award, including the right to receive dividends and vote such shares. Subject to Section 6(c), the Committee shall determine all terms and conditions of any such Restricted Stock Award, including, but not limited to (i) the number of shares subject to such Restricted Stock Award or a formula for determining such, (ii) the purchase price of the shares, if any, and the means of payment for the shares, (iii) the Performance Criteria, if any, and level of achievement of such Performance Criteria that shall determine the number of shares granted, issued, retainable and/or vested, (iv) the terms and conditions on the grant, issuance and/or forfeiture of the shares, and (v) such further terms and conditions as may be determined from time to time by the Committee, in each case not inconsistent with this Plan. At the Committee's election, shares of Common Stock issued in respect of a Restricted Stock Award may be (i) held in book entry form subject to the Company's instructions until any restrictions relating to the Restricted Stock Award lapses, or (ii) evidenced by a stock certificate that may bear a legend indicating that the ownership of the shares of Common Stock represented by such certificate is subject to the restrictions, terms and conditions of this Plan and the Restricted Stock Award. Any stock certificates issued in respect of a Restricted Stock Award shall be registered in the name of the Participant. All certificates registered in the name of the Participant shall, unless otherwise determined by the Committee, be deposited by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). After the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or, if the Participant has died, to the beneficiary designated by the Participant, in a manner determined by the Committee, to receive amounts due or exercise rights of the Participant in the event of the Participant's death (the "*Designated Beneficiary*"). In the absence of an effective designation by a Participant, Designated Beneficiary shall mean the Participant's estate.

c. *Vesting of Restricted Stock*. Subject to Section 11(f) and Section 11(j), at the time of the grant of a Restricted Stock Award, the Committee shall establish a vesting date or vesting dates with respect to the shares of Common Stock covered by such Restricted Stock Award, which vesting dates may be based upon the passage of time and/or the satisfaction of Performance Criteria or other conditions as deemed appropriate by the Committee; *provided*, that all Restricted Stock Awards, other than Awards granted under Section 11(l), shall have a minimum vesting period of no less than one (1) year for Restricted Stock Awards granted subject to Performance Criteria and no less than three (3) years for all other Restricted Stock Awards.

7. Restricted Stock Unit.

a. *Grants*. The Committee may grant Awards entitling recipients to acquire shares of Common Stock in the future, with the future delivery of the Common Stock subject to a risk of forfeiture or other restrictions that will lapse upon the satisfaction of one or more specified conditions (each, a "*Restricted Stock Unit*").

b. *Terms and Conditions*. Subject to Section 7(c), the Committee shall determine all terms and conditions of any such Restricted Stock Unit, including, but not limited to (i) the number of shares subject to such Restricted Stock Unit or a formula for determining such, (ii) the purchase price of the shares, if any, and the means of payment for the shares, (iii) the Performance Criteria, if any, and level of achievement of such Performance Criteria that shall determine the number of shares granted, issued, retainable and/or vested, (iv) the terms and conditions on the grant, issuance and/or forfeiture of the shares, and (v) such further terms and conditions as may be determined from time to time by the Committee, in each case not inconsistent with this Plan. A Participant may not vote the shares represented by a Restricted Stock Unit. A Restricted Stock Unit may be settled in cash or Common Stock, as determined by the Committee, with the amount of the cash payment based on the Fair Market Value of the shares of Common Stock at the time of vesting. Any such settlements may be subject to such conditions, restrictions and contingencies as the Committee shall establish.

c. *Vesting of Restricted Stock Unit.* Subject to Section 11(f) and Section 11(j), at the time of the grant of a Restricted Stock Unit, the Committee shall establish a vesting date or vesting dates with respect to the shares of Common Stock covered by such Restricted Stock Unit, which vesting dates may be based upon the passage of time and/or the satisfaction of Performance Criteria or other conditions as deemed appropriate by the Committee; *provided*, that all Awards of Restricted Stock Units, other than Awards granted under Section 11(l), shall have a minimum vesting period of no less than one (1) year for Restricted Stock Units granted subject to Performance Criteria and no less than three (3) years for all other Restricted Stock Units.

8. Phantom Stock.

a. *General.* The Committee may grant Awards entitling recipients to receive, in cash or shares, the Fair Market Value of shares of Common Stock ("*Phantom Stock*") upon the satisfaction of one or more specified conditions.

b. *Terms and Conditions.* Subject to Section 8(c), the Committee shall determine the terms and conditions of a Phantom Stock Award, including, but not limited to (i) the number of shares subject to or represented by such Phantom Stock Award or a formula for determining such, (ii) the purchase price of the shares, if any, and the means of payment for the shares, (iii) the Performance Criteria, if any, and level of achievement of such Performance Criteria that shall determine the number of shares granted, issued, retainable and/or vested or the amount of cash payable, (iv) the terms and conditions on the grant, issuance and/or forfeiture of the shares or Phantom Stock Award, and (v) such further terms and conditions as may be determined from time to time by the Committee, in each case not inconsistent with this Plan. A Participant may not vote the shares represented by a Phantom Stock Award. Any settlements of Phantom Stock Awards may be subject to such conditions, restrictions and contingencies as the Committee shall establish.

c. *Vesting of Phantom Stock.* Subject to Section 11(f) and Section 11(j), at the time of the grant of a Phantom Stock Award, the Committee shall establish a vesting date or vesting dates with respect to such Phantom Stock Award. The Committee may establish vesting dates based upon the passage of time and/or the satisfaction of Performance Criteria or other conditions as deemed appropriate by the Committee.

9. Other Stock-Based Awards.

The Committee shall have the right to grant other Awards based upon the Common Stock and having such terms and conditions as the Committee may determine, including, without limitation, the grant of shares based upon certain conditions and/or Performance Criteria, the grant of securities convertible into Common Stock and the grant of stock units. The Committee shall determine the terms and conditions of any such Awards, including, but not limited to (i) the number of shares subject to such Award or a formula for determining such, (ii) the purchase price of the shares, if any, and the means of payment for the shares, (iii) the Performance Criteria, if any, and level of achievement of such Performance Criteria that shall determine the number of shares granted, issued, retainable and/or vested, (iv) the terms and conditions on the grant, issuance and/or forfeiture of the shares or Award, and (v) such further terms and conditions as may be determined from time to time by the Committee, in each case not inconsistent with this Plan. Subject to Section 11(f) and Section 11(j), at the time of the grant of an Award under this Section 9, the Committee shall establish a vesting date or vesting dates with respect to such Award, which vesting date may be based upon the passage of time and/or the satisfaction of Performance Criteria or other conditions as deemed appropriate by the Committee; *provided*, that all Full Value Awards granted under this Section 9, other than Full Value Awards granted under Section 11(l) herein, shall have a minimum vesting period of no less than one (1) year for Full Value Awards subject to Performance Criteria and no less than three (3) years for all other Full Value Awards granted hereunder.

10. Cash Awards.

a. *Grants*. The Committee may grant cash awards (each, a "*Cash Award*"), either alone, in addition to, or in tandem with other Awards granted under the Plan.

b. *Terms and Conditions*. The Committee shall determine the terms and conditions of any such Cash Award. From time to time, the Committee shall establish administrative rules and procedures governing the administration of Cash Awards.

c. *Variable Compensation Awards*. A Cash Award that the Committee intends to be a "*Variable Compensation Award*" subject to Section 162(m) of the Code, provides a variable compensation payment each year to the Company's executive officers and certain eligible senior employees each year based on certain Performance Criteria that may include, among other criteria, overall corporate and/or individual business group's or division's performance during the prior fiscal year, as determined by the Committee. Variable Compensation Awards are calculated based on a percentage of the Participant's base annual salary ("*Variable Compensation Factor*") and start at 5% for new Participants. Variable Compensation Factors are reviewed annually and typically do not exceed 100%. A newly hired executive officer or employee, who is approved for eligibility for Variable Compensation Awards, will be eligible to receive a Variable Compensation Award for their first year of employment, pro-rated from the date of hire. The Committee may rely upon the recommendation of the Company's senior management in granting Variable Compensation Awards to eligible Participants who do not constitute executive officers of the Company, including as to the amount and terms of any such Awards and the satisfaction of Performance Criteria. No Participant may be granted Variable Compensation Awards that would result in a payment of more than $3 million during any one fiscal year.

11. General Provisions Applicable to Awards.

a. *Transferability of Awards*. Except as the Committee may otherwise determine or provide in an Award, Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the life of the Participant, shall be exercisable only by the Participant, *provided, however,* that Nonstatutory Stock Options may be transferred to a grantor-retained annuity trust or a similar estate-planning vehicle in which the trust is bound by all provisions of the Option which are applicable to the Participant. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees of such an Option.

b. *Documentation*. Each Award granted under the Plan, with the exception of Cash Awards, shall be evidenced by a written Award agreement in such form as the Committee shall from time to time approve. Award agreements shall comply with the terms and conditions of the Plan and may contain such other provisions not inconsistent with the terms and conditions of the Plan as the Committee shall deem advisable. In the case of an Incentive Stock Option, the Award agreement shall contain, or refer to, such provisions relating to exercise and other matters as are required of "incentive stock options" under the Code. Award agreements may be evidenced by an electronic transmission (including an e-mail or reference to a website or other URL) sent to the Participant through the Company's normal process for communicating electronically with its employees. As a condition to receiving an Award, the Committee may require the Participant to affirmatively accept the Award and agree to the terms and conditions set forth in the Award agreement by physically and/or electronically executing the Award agreement or by otherwise physically and/or electronically acknowledging such acceptance and agreement. With or without such affirmative acceptance, however, the Committee may prescribe conditions (including the exercise or attempted exercise of any benefit conferred by the Award) under which the proposed Participant may be deemed to have accepted the Award and agreed to the terms and conditions set forth in the Award agreement.

c. *Committee Discretion.* The terms of each type of Award need not be identical, and the Committee need not treat Participants uniformly.

d. *Performance Criteria.* For purposes of this Plan, the term "*Performance Criteria*" shall mean any one or more of the following performance criteria, applied to either the Company as a whole or to a division, business unit or Subsidiary, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Committee in the Award: cash flow; earnings per share; earnings before interest, taxes and amortization; return on equity; total shareholder return; share price performance; return on capital; return on assets or net assets; revenue; income or net income; operating income or net operating income; operating profit or net operating profit; income from operations less restructuring and other, net, amortization of intangibles and acquisition and divestiture related charges or credits; operating margin or profit margin; return on operating revenue; return on invested capital; market segment share; product release schedules; new product innovation; product cost reduction; brand recognition/acceptance; product ship targets; process improvement results; verification of business strategy and/or business plan; improvement of strategic position; adaptation to changes in the marketplace or environment; or customer satisfaction. If the Award so provides, the Committee may appropriately evaluate achievement against Performance Criteria to take into account any of the following events that occurs during a performance period: asset write-downs; litigation or claim judgments or settlements; the effect of changes in tax law; accounting principles or other such laws or provisions affecting reported results; accruals for reorganization and restructuring programs and any extraordinary non-recurring charges or other events. The Committee may prescribe the foregoing criteria either individually or in combination. The Committee's determination of the achievement of any Performance Criteria shall be conclusive. The minimum vesting period for all Full Value Awards granting shares of Common Stock subject to Performance Criteria, other than Full Value Awards granted under Section 11(l) herein, shall be no less than one (1) year.

e. *Termination of Status.* Except as otherwise specified herein, the Committee shall determine the effect on an Award of the disability, death, retirement, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant's legal representative, conservator, guardian or Designated Beneficiary, may exercise rights under the Award under such circumstances, subject to applicable law and the provisions of the Code.

f. *Acquisition or Liquidation of the Company.*

(i) *Consequences of an Acquisition.* If the Company is to be consolidated with or acquired by another entity in a merger or other reorganization in which the holders of the outstanding voting stock of the Company immediately preceding the consummation of such event shall, immediately following such event, hold, as a group, less than a majority of the voting securities of the surviving or successor entity, or in the event of a sale of all or substantially all of the Company's assets or otherwise (each, an "*Acquisition*"), the Committee or the board of directors of any entity assuming the obligations of the Company hereunder (the "*Successor Committee*"), shall, as to outstanding Awards, either (A) make appropriate provision for the continuation of such Awards by substituting on an equitable basis for the shares then subject to such Awards either (1) the consideration payable with respect to the outstanding shares of Common Stock in connection with the Acquisition, (2) shares of stock of the surviving or successor corporation or (3) such other securities as the Committee or the Successor Committee deems appropriate, the Fair Market Value of which shall not materially exceed the Fair Market Value of the shares of Common Stock subject to such Awards immediately preceding the Acquisition; or (B) upon written notice to the Participants, provide that all Awards must be exercised, to the extent then exercisable or to be exercisable as a result of the Acquisition, within a specified number of days of the date of such notice, at the end of which period the Awards shall terminate; or (C) terminate all Awards in exchange for a cash payment equal to the excess, if any, of the Fair Market Value of the shares subject to such Awards (to the extent then exercisable or to be exercisable as a result of the Acquisition) over the exercise price thereof, if any; or (D) in the case of Awards that may be settled in whole or in part in cash, provide for equitable treatment of such Awards.

(ii) *Substitution of Awards Upon Certain Events*. In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, the Committee may grant Awards under the Plan in substitution for stock and stock-based awards issued by such entity or an affiliate thereof. The substitute Awards shall be granted on such terms and conditions as the Committee considers appropriate in the circumstances.

(iii) *Liquidation or Dissolution*. In the event of the proposed liquidation or dissolution of the Company, each Award, except for Cash Awards already earned, to the extent not then exercised or vested, will terminate immediately prior to the consummation of such proposed action or at such other time and subject to such other conditions as shall be determined by the Committee.

g. *Withholding*. Each Participant shall pay to the Company, or make provisions satisfactory to the Company for payment, of any taxes required by law to be withheld in connection with Awards to such Participant no later than the date of the event creating the tax withholding obligation. The Committee may allow Participants to satisfy such tax withholding obligations in whole or in part by transferring shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their Fair Market Value. The Company may, to the extent permitted by law, deduct any such tax obligations from any payment of any kind otherwise due to a Participant.

h. *Amendment of Awards*. The Committee may amend, modify or terminate any outstanding Award including, but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, the vesting provisions (subject to the minimum vesting requirements set forth herein), Performance Criteria, or level of achievement of Performance Criteria, and converting an Incentive Stock Option to a Nonstatutory Stock Option; *provided that*, except as otherwise provided in Section 11(f)(i), the Participant's consent to such action shall be required unless the Committee determines that the action, taking into account any related action, would not materially and adversely affect the Participant; *provided, further,* that subject to Section 3(c), an Option may not be amended subsequent to its issuance either to reduce the price at which such previously issued Option is exercisable or to extend the period of time for which such previously-issued Option shall be exercisable beyond ten (10) years unless such amendment is approved by the Company's shareholders. Furthermore, no Option shall be canceled and replaced with Options having a lower exercise price unless such cancellation and exchange is approved by the Company's shareholders.

i. *Conditions on Delivery of Stock*. The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations, and (iv) the Participant has paid to the Company, or made provisions satisfactory to the Company for payment of, any taxes required by law to be withheld in connection with the Award.

j. *Acceleration*. The Committee may at any time provide (i) that any Option shall become immediately exercisable in full or in part, (ii) that Awards that may be settled in whole or in part in cash may become immediately exercisable in full or in part, and (iii) in connection with the disability, death or retirement of a Participant or in connection with an event contemplated by Section 11(f)(i), (A) that any Restricted Stock Award or Restricted Stock Unit shall become exercisable in full or in part or shall be free of some or all restrictions or the risk of forfeiture or (B) that any other Full Value Award shall become exercisable in full or in part or free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be. The Committee may take the actions contemplated by the preceding sentence despite the fact that such actions may (x) cause the application of Sections 280G and 4999 of the Code if an event contemplated by Section 11(f)(i) occurs, or (y) disqualify all or part of an Option as an Incentive Stock Option. In the event of the acceleration of the exercisability of one or more outstanding Options, including pursuant to Section 11(f)(i), the Committee may provide, as a condition of accelerated exercisability of any or all such Options, that the Common Stock or other substituted consideration, including cash, as to which exercisability has been accelerated shall be restricted and subject to forfeiture back to the Company at the election of the Company at the cost thereof upon termination of employment or other relationship, with the timing and other terms of the vesting of such restricted Common Stock or other consideration being not less favorable to the Participant than the timing and other terms of the superseded vesting schedule of the related Option.

k. *Option or SAR Award Exchange*. The Committee may, from time to time, upon obtaining shareholder approval therefor, undertake an exchange program under which employees deemed eligible by the Committee may elect to surrender for cancellation then existing Awards under the Plan or outstanding, unexercised options previously granted under the Company's 1991 Employee Stock Option Plan, 1997 Employee Stock Option Plan and 1996 Non-Employee Director Stock Option Plan, that have, at the time, an exercise price at or above a level determined by the Board of Directors or the Committee in exchange for cash and/or another Award under the Plan, the form of such consideration to be determined by the Committee.

l. *Exception to Minimum Vesting Periods*. The Committee may grant up to 5% of the maximum, aggregate shares of Common Stock authorized for issuance hereunder in the form of Restricted Stock Awards, Restricted Stock Units and other Awards based upon Common Stock that do not comply with the minimum vesting periods set forth in Sections 6(c), 7(c), 9 and 13.

m. *Compliance with Section 409A*. Any other provision of the Plan or any Award to the contrary notwithstanding, the Plan and every Award hereunder shall be construed, administered and enforced as necessary to comply with applicable requirements of Section 409A of the Code and the Treasury and IRS rulings and regulations issued thereunder, so that no Participant shall (without such Participant's express written consent) incur any of the additional tax or interest liabilities of Section 409A(a)(B) of the Code with respect to any Award. The Plan and each Award are hereby modified and limited as necessary to comply with applicable requirements of Section 409A.

12. Foreign Jurisdictions.

To the extent that the Committee determines that the material terms set by the Committee or imposed by the Plan preclude the achievement of the material purposes of the Plan in jurisdictions outside the United States, the Committee will have the authority and discretion to modify those terms and provide for such other terms and conditions as the Committee determines to be necessary, appropriate or desirable to accommodate differences in local law, policy or custom or to facilitate administration of the Plan. The Committee may adopt or approve sub-plans, appendices or supplements to, or amendments, restatements or alternative versions of, the Plan as it may consider necessary, appropriate or desirable for such purpose, without thereby affecting the terms of the Plan as in effect for any other purpose. The special terms and any appendices, supplements, amendments, restatements or alternative versions, however, shall not include any provisions that are inconsistent with the terms of the Plan as then in effect, unless the Plan could have been amended to eliminate such inconsistency without further approval by the shareholders. The Committee shall also have the authority and discretion to delegate the foregoing powers to appropriate officers of the Company.

13. Grant of Awards to Non-Employee Directors.

Each person who is a member of the Board of Directors and who is not an employee of the Company (each, a "*Non-Employee Director*") shall be automatically granted Awards having a Fair Market Value or exercisable for shares having a Fair Market Value, as the case may be, on the day of such grant as follows:

a. on the date such Non-Employee Director is first elected or appointed to the Board of Directors (other than pursuant to an election at an annual meeting of shareholders, in which case, paragraph b and only paragraph b below shall apply) equal to the value of the Automatic Annual Grant, as prorated daily to reflect the period between the directors date of election or appointment and the date of the next Automatic Annual Grant; and

b. on the date in each year which is the earlier of (i) the date that the annual meeting of shareholders is held and (ii) the last Thursday in May, equal to a dollar amount approved by the Board of Directors not to exceed $200,000 ("*Automatic Annual Grant*").

Awards granted under this Section 13 may be any of the following: Restricted Stock Units, Restricted Stock, Nonstatutory Stock Options, SARs, or cash, or a combination of the foregoing. Awards granted under the Plan shall be in addition to the annual Board and Committee cash retainers paid by the Company to the Non-Employee Directors. The type of Awards granted under this Section 13 shall be determined, in each instance, at the Committee's discretion (subject to the foregoing limitations). The number of shares, if any, covered by Awards granted under this Section 13 shall be subject to adjustment in accordance with the provisions of Section 3(c) of this Plan. Subject to Section 11(f) and Section 11(j), an Award of Restricted Stock or Restricted Stock Units granted pursuant to this Section 13 shall have a minimum vesting period of no less than one (1) year for Restricted Stock or Restricted Stock Units granted subject to Performance Criteria and no less than three (3) years for all other Restricted Stock or Restricted Stock Units granted, unless such Award is granted under Section 11(l), and shall expire on the date which is ten (10) years after the date of grant of such Award. Any Options, SARs or other cash Awards granted pursuant to this Section 13 may, at the Committee's discretion, be immediately exercisable or paid in their entirety on the date of grant.

14. Miscellaneous.

a. *Definitions*.

(i) "*Company*" for purposes of eligibility under the Plan, shall include Teradyne, Inc. and any present or future subsidiary corporations of Teradyne, Inc., as defined in Section 424(f) of the Code (a "*Subsidiary*"), and any present or future parent corporation of Teradyne, Inc., as defined in Section 424(e) of the Code. For purposes of Awards other than Incentive Stock Options, the term "*Company*" shall include any other entity in which the Company has a direct or indirect significant interest, as determined by the Committee in its sole discretion.

(ii) "*Code*" means the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder.

(iii) "*Employee*" for purposes of eligibility under the Plan shall include a person to whom an offer of employment has been extended by the Company and who has actually commenced employment with the Company, whether full or part-time status.

(iv) "*Fair Market Value*" of the Company's Common Stock on any date means (i) the closing price (on that date) of the Common Stock on the principal national securities exchange on which the Common Stock is traded, if the Common Stock is then traded on a national securities exchange; or (ii) the average of the closing bid and asked prices last quoted (on that date) by an established quotation service for over-the-counter securities, if the Common Stock is not then traded on a national securities exchange; or (iii) if the Common Stock is not publicly traded, the fair market value of the Common Stock as determined by the Committee after taking into consideration all factors which it deems appropriate, including, without limitation, recent sale and offer prices of the Common Stock in private transactions negotiated at arm's length; *provided*, that, in all events the Fair Market Value shall represent the Committee's good faith determination of the fair market value of the Common Stock. The Committee's determination shall be conclusive as to the Fair Market Value of the Common Stock.

(v) "*Full Value Awards*" means Restricted Stock, Restricted Stock Units and Awards other than (a) Options or (b) SARs or (c) Cash Awards or (d) other stock-based Awards for which the Participant pays the intrinsic value (whether directly or by forgoing a right to receive a cash payment from the Company).

b. *Legal Consideration for Issuance of Shares*. Unless otherwise determined by the Committee, in the case of Awards of Restricted Stock, Restricted Stock Units, or Awards that are settled in whole or in part with shares of Common Stock, to the extent such Awards do not otherwise require the payment by the Participant of cash consideration that exceeds the par value of the shares of Common Stock received in connection therewith, the services rendered or to be rendered by the Participant shall satisfy the legal requirement of payment of par value for such shares of Common Stock.

c. *No Right To Employment or Other Status.* No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan.

d. *No Rights As Shareholder.* Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a shareholder with respect to any shares of Common Stock to be distributed with respect to an Award until becoming the record holder thereof.

e. *Effective Date and Term of Plan.* The Plan shall become effective on the date on which it is approved by the shareholders of the Company (the "*Effective Date*"). No Awards shall be granted under the Plan after the completion of ten (10) years from the Effective Date, but Awards previously granted may extend beyond that date.

f. *Amendment of Plan.* The Committee may amend this Plan at any time, provided that any material amendment to the Plan will not be effective unless approved by the Company's shareholders. For this purpose, a material amendment is any amendment that would (i) other than pursuant to Section 3(c), materially increase either the aggregate number of shares of Common Stock available for issuance under the Plan; or the maximum number of shares of Common Stock issuable in one fiscal year to a Participant; (ii) expand or limit the class of persons eligible to receive Awards or otherwise participate in the Plan; (iii) subject to Section 3(c), reduce the price at which a previously-issued Option is exercisable or extend the period of time for which a previously-issued Option shall be exercisable beyond ten (10) years; (iv) subject to Section 11(f) and Section 11(j), amend the minimum vesting provisions of Full Value Awards; or (v) require shareholder approval pursuant to the requirements of the NYSE and/or any other exchange on which the Company is then listed or pursuant to applicable law.

g. *Governing Law.* The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of The Commonwealth of Massachusetts, exclusive of reference to rules and principles of conflicts of law.

APPENDIX B

TERADYNE, INC.

1996 EMPLOYEE STOCK PURCHASE PLAN

(as amended, effective March 28, 2013)

Article 1—Purpose.

This 1996 Employee Stock Purchase Plan (the "*Plan*") is intended to encourage stock ownership by all eligible employees of Teradyne, Inc. (the "*Company*"), a Massachusetts corporation, and its participating subsidiaries (as defined in Article 17) so that they may share in the growth of the Company by acquiring or increasing their proprietary interest in the Company. The Plan is designed to encourage eligible employees to remain in the employ of the Company and its participating subsidiaries. The Plan is intended to constitute an "employee stock purchase plan" within the meaning of Section 423(b) of the Internal Revenue Code of 1986, as amended (the "*Code*").

Article 2—Administration of the Plan.

The Plan may be administered by a committee appointed by the Board of Directors of the Company (the "*Committee*"). The Committee shall consist of not less than two members of the Company's Board of Directors. The Board of Directors may from time to time remove members from, or add members to, the Committee. Vacancies on the Committee, howsoever caused, shall be filled by the Board of Directors. The Committee may select one of its members as Chairman, and shall hold meetings at such times and places as it may determine. Acts by a majority of the Committee, or acts reduced to or approved in writing by a majority of the members of the Committee, shall be the valid acts of the Committee.

The interpretation and construction by the Committee of any provisions of the Plan or of any option granted under it shall be final, unless otherwise determined by the Board of Directors. The Committee may from time to time adopt such rules and regulations for carrying out the Plan as it may deem best, provided that any such rules and regulations shall be applied on a uniform basis to all employees under the Plan. No member of the Board of Directors or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any option granted under it.

In the event the Board of Directors fails to appoint or refrains from appointing a Committee, the Board of Directors shall have all power and authority to administer the Plan. In such event, the word "Committee" wherever used herein shall be deemed to mean the Board of Directors.

Article 3—Eligible Employees.

No option may be granted to any person serving as a member of the Committee at the time of grant. Subject to the foregoing limitation, all employees of the Company or any of its participating subsidiaries on United States payroll who are employees of the Company or any of its participating subsidiaries on or before the first day of any Payment

Period (as defined in Article 5), and whose customary employment is not less than twenty hours per week and more than five months in any calendar year shall be eligible to receive options under the Plan to purchase common stock of the Company, par value $.125 per share ("*Common Stock*"). All eligible employees shall have the same rights and privileges hereunder. Persons who elect to enter the Plan in accordance with Article 7 and who are eligible employees on the first business day of any Payment Period (as defined in Article 5) shall receive their options as of such day. Persons who elect to enter the Plan in accordance with Article 7 and who become eligible employees after any date on which options are granted under the Plan shall be granted options on the first business day of the next succeeding Payment Period on which options are granted to eligible employees under the Plan. In no event, however, may an employee be granted an option if such employee, immediately after the option was granted, would be treated as owning stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any parent corporation or subsidiary corporation, as the terms "parent corporation" and "subsidiary corporation" are defined in Section 424(e) and (f) of the Code. For purposes of determining stock ownership under this paragraph, the rules of Section 424(d) of the Code shall apply, and stock which the employee may purchase under outstanding options shall be treated as stock owned by the employee.

Article 4—Stock Subject to the Plan.

The stock subject to the options under the Plan shall be authorized but unissued Common Stock, or shares of Common Stock reacquired by the Company, including shares purchased in the open market. The aggregate number of shares which may be issued pursuant to the Plan is 30,400,000, subject to adjustment as provided in Article 12. If any option granted under the Plan shall expire or terminate for any reason without having been exercised in full or shall cease for any reason to be exercisable in whole or in part, the unpurchased shares subject thereto shall again be available under the Plan.

Article 5—Payment Periods and Stock Options.

For the duration of the Plan, a Payment Period shall be defined as each six-month period commencing on the first day of January and ending on the last day of June and commencing on the first day of July and ending on the last day of December of each calendar year. Notwithstanding the foregoing, the first Payment Period during which payroll deductions will be accumulated under the Plan shall commence on July 1, 1996 and shall end on December 31, 1996.

On the first business day of each Payment Period, the Company will grant to each eligible employee who is then a participant in the Plan an option to purchase on the last day of such Payment Period, at the Option Price hereinafter provided for, a maximum number of 3,000 shares on condition that such employee remains eligible to participate in the Plan throughout the remainder of such Payment Period. The participant shall be entitled to exercise the option so granted only to the extent of the participant's accumulated payroll deductions on the last day of such Payment Period. If the participant's accumulated payroll deductions on the last day of the Payment Period would enable the participant to purchase more than 3,000 shares except for the 3,000 share limitation, the excess of the amount of the accumulated payroll deductions over the aggregate purchase price of the 3,000 shares shall be promptly refunded to the participant by the Company, without interest. The Option Price per share for each Payment Period shall be 85% of the fair market value of the Common Stock on the last business day of the Payment Period rounded up to the nearest cent. The foregoing limitation on the number of shares subject to option and the Option Price shall be subject to adjustment as provided in Article 12.

For purposes of the Plan, the term "fair market value" on any date means (i) the closing price (on that date) of the Common Stock on the principal national securities exchange on which the Common Stock is traded, if the Common Stock is then traded on a national securities exchange; or (ii) the average of the closing bid and asked prices last quoted (on that date) by an established quotation service for over-the-counter securities, if the Common Stock is not reported on a national securities exchange; or (iii) if the Common Stock is not publicly traded, the fair market value of the Common Stock as determined by the Committee after taking into consideration all factors which it deems appropriate, including, without limitation, recent sale and offer prices of the Common Stock in private transactions negotiated at arm's length.

For purposes of the Plan, the term "business day" means a day on which there is trading on The Nasdaq Stock Market or the aforementioned national securities exchange, whichever is applicable pursuant to the preceding paragraph; and if neither is applicable, a day that is not a Saturday, Sunday or legal holiday in Massachusetts.

Notwithstanding any other provision herein, no employee shall be granted an option which permits the employee's right to purchase stock under the Plan, and under all other Section 423(b) employee stock purchase plans of the Company and any parent or subsidiary corporations, to accrue at a rate which exceeds $25,000 of fair market value of such stock (determined on the date or dates that options on such stock were granted) for each calendar year in which such option is outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with Section 423(b)(8) of the Code. If the participant's accumulated payroll deductions on the last day of the Payment Period would otherwise enable the participant to purchase Common Stock in excess of the Section 423(b)(8) $25,000 limitation described in this paragraph, the excess of the amount of the accumulated payroll deductions over the aggregate purchase price of the shares actually purchased shall be promptly refunded to the participant by the Company, without interest.

Article 6—Exercise of Option.

Each eligible employee who continues to be a participant in the Plan on the last day of a Payment Period shall be deemed to have exercised his or her option on such date and shall be deemed to have purchased from the Company such number of full shares of Common Stock reserved for the purpose of the Plan as the participant's accumulated payroll deductions on such date will pay for at the Option Price, subject to the 3,000 share limit of the option and the Section 423(b)(8) $25,000 limitation described in Article 5. If the individual is not a participant on the last day of a Payment Period, then he or she shall not be entitled to exercise his or her option. Only full shares of Common Stock may be purchased under the Plan. Unused payroll deductions remaining in a participant's account at the end of a Payment Period solely by reason of the inability to purchase a fractional share (and for no other reason) shall be refunded.

Article 7—Authorization for Entering the Plan.

An employee may elect to enter the Plan by filling out, signing and delivering to the Company an authorization:

A. Stating the percentage to be deducted from the employee's pay;

B. Authorizing the purchase of stock for the employee in each Payment Period in accordance with the terms of the Plan; and

C. Specifying the exact name or names in which stock purchased for the employee is to be issued as provided under Article 11 hereof.

Such authorization must be received by the Company on or before the first day of the next succeeding Payment Period.

Unless a participant files a new authorization or withdraws from the Plan, the deductions and purchases under the authorization the participant has on file under the Plan will continue from one Payment Period to succeeding Payment Periods as long as the Plan remains in effect.

The Company will accumulate and hold for each participant's account the amounts deducted from his or her pay. No interest will be paid on these amounts.

Article 8—Maximum Amount of Payroll Deductions.

An employee may authorize payroll deductions in an amount (expressed as a whole percentage) not less than two percent (2%) but not more than ten percent (10%) of the employee's cash compensation.

Article 9—Change in Payroll Deductions.

Deductions may not be increased during a Payment Period. Deductions may be decreased during a Payment Period, provided that an employee may not decrease his deduction more than once during any Payment Period.

Article 10—Withdrawal from the Plan.

A participant may withdraw from the Plan (in whole but not in part) at any time prior to the last day of a Payment Period by delivering a withdrawal notice to the Company.

To re-enter the Plan, an employee who has previously withdrawn must file a new authorization on or before the first day of the next Payment Period in which he or she wishes to participate. The employee's re-entry into the Plan becomes effective at the beginning of such Payment Period, provided that he or she is an eligible employee on the first business day of the Payment Period.

Article 11—Issuance of Stock.

Certificates for stock issued to participants shall be delivered as soon as practicable after each Payment Period by the Company's transfer agent.

Stock purchased under the Plan shall be issued only in the name of the participant, or if the participant's authorization so specifies, in the name of the participant and another person of legal age as joint tenants with rights of survivorship.

Article 12—Adjustments.

Upon the happening of any of the following described events, a participant's rights under options granted under the Plan shall be adjusted as hereinafter provided:

A. In the event that the shares of Common Stock shall be subdivided or combined into a greater or smaller number of shares or if, upon a reorganization, split-up, liquidation, recapitalization or the like of the Company, the shares of Common Stock shall be exchanged for other securities of the Company, each participant shall be entitled, subject to the conditions herein stated, to purchase such number of shares of Common Stock or amount of other securities of the Company as were exchangeable for the number of shares of Common Stock that such participant would have been entitled to purchase except for such action, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or exchange; and

B. In the event the Company shall issue any of its shares as a stock dividend upon or with respect to the shares of stock of the class which shall at the time be subject to options hereunder, each participant upon exercising such an option shall be entitled to receive (for the purchase price paid upon such exercise) the shares as to which the participant is exercising his or her option and, in addition thereto (at no additional cost), such number of shares of the class or classes in which such stock dividend or dividends were declared or paid, and such amount of cash in lieu of fractional shares, as is equal to the number of shares thereof and the amount of cash in lieu of fractional shares, respectively, which the participant would have received if the participant had been the holder of the shares as to which the participant is exercising his or her option at all times between the date of the granting of such option and the date of its exercise.

Upon the happening of any of the foregoing events, the class and aggregate number of shares set forth in Article 4 hereof which are subject to options which have been or may be granted under the Plan and the limitations set forth in the second paragraph of Article 5 shall also be appropriately adjusted to reflect the events specified in paragraphs A and B above. Notwithstanding the foregoing, any adjustments made pursuant to paragraphs A or B shall be made only after the Committee, based on advice of counsel for the Company, determines whether such adjustments would constitute a "modification" (as that term is defined in Section 424 of the Code). If the Committee determines that such adjustments would constitute a modification, it may refrain from making such adjustments.

If the Company is to be consolidated with or acquired by another entity in a merger, a sale of all or substantially all of the Company's assets or otherwise (an "*Acquisition*"), the Committee or the board of directors of any entity assuming the obligations of the Company hereunder (the "*Successor Board*") shall, with respect to options then outstanding under the Plan, either (i) make appropriate provision for the continuation of such options by arranging for the substitution on an equitable basis for the shares then subject to such options either (a) the consideration payable with respect to the outstanding shares of the Common Stock in connection with the Acquisition, (b) shares of stock of the successor corporation, or a parent or subsidiary of such corporation, or (c) such other securities as the Successor Board deems appropriate, the fair market value of which shall not exceed the fair market value of the shares of Common Stock subject to such options immediately preceding the Acquisition; or (ii) terminate each participant's options in exchange for a cash payment equal to the excess of the fair market value on the date of the Acquisition of the number of shares of Common Stock that the participant's accumulated payroll deductions as of the date of the Acquisition could purchase, at an option price determined with reference only to the first business day of the applicable Payment Period and subject to the 3,000 share limit, Code Section 423(b)(8) and fractional-share limitations on the amount of stock a participant would be entitled to purchase over the aggregate option price to such participant thereof.

The Committee or Successor Board shall determine the adjustments to be made under this Article 12, and its determination shall be conclusive.

Article 13—No Transfer or Assignment of Employee's Rights.

An option granted under the Plan may not be transferred or assigned, otherwise than by will or by the laws of descent and distribution. Any option granted under the Plan may be exercised, during the participant's lifetime, only by the participant.

Article 14—Termination of Employee's Rights.

Whenever a participant ceases to be an eligible employee because of retirement, voluntary or involuntary termination, resignation, layoff, discharge, death or for any other reason, his or her rights under the Plan shall immediately terminate, and the Company shall promptly refund, without interest, the entire balance of his or her payroll deduction account under the Plan; *provided, however,* that if an employee is laid off during the last three months of any Payment Period, he shall nevertheless be deemed to be a participant in the Plan on the last day of the Payment Period. Notwithstanding the foregoing, eligible employment shall be treated as continuing intact while a participant is on military leave, sick leave or other bona fide leave of absence, for up to 90 days, or, if such leave is longer than 90 days, for so long as the participant's right to re-employment is guaranteed either by statute or by written contract. Notwithstanding any other provision herein, if a participant's employment is terminated by reason of retirement, and the date of such termination occurs after the date that is 3 months prior to the last day of the Payment Period, such participant's rights under the Plan are not immediately terminated, and if the participant has not withdrawn from the Plan, such participant's options shall be deemed to have been exercised on the last day of the Payment Period in accordance with the terms of the Plan.

Article 15—Termination and Amendments to Plan.

The Plan may be terminated at any time by the Company's Board of Directors but such termination shall not affect options then outstanding under the Plan. If at any time shares of stock reserved for the purpose of the Plan remain available for purchase but not in sufficient number to satisfy all then unfilled purchase requirements, the available shares shall be apportioned among participants in proportion to the amount of payroll deductions accumulated on behalf of each participant that would otherwise be used to purchase stock, and the Plan shall terminate. Upon such termination or any other termination of the Plan, all payroll deductions not used to purchase stock will be refunded, without interest.

The Committee or the Board of Directors may from time to time adopt amendments to the Plan provided that, without the approval of the shareholders of the Company, no amendment may (i) increase the number of shares that may be issued under the Plan; (ii) change the class of employees eligible to receive options under the

Plan, if such action would be treated as the adoption of a new plan for purposes of Code Section 423(b) and the regulations thereunder; (iii) cause Rule 16b-3 under the Securities Exchange Act of 1934 to become inapplicable to the Plan or (iv) materially revise the Plan pursuant to the rules and regulations of the NYSE.

Article 16—Limits on Sale of Stock Purchased under the Plan.

The Plan is intended to provide shares of Common Stock for investment and not for resale. The Company does not, however, intend to restrict or influence any employee in the conduct of his or her own affairs. An employee may, therefore, sell stock purchased under the Plan at any time the employee chooses, subject to compliance with any applicable federal or state securities laws and subject to any restrictions imposed under Article 21 to ensure that tax withholding obligations are satisfied. ***THE EMPLOYEE ASSUMES THE RISK OF ANY MARKET FLUCTUATIONS IN THE PRICE OF THE STOCK.***

Article 17—Participating Subsidiaries.

The term "participating subsidiary" shall mean any present or future subsidiary of the Company, as that term is defined in Section 424(f) of the Code, that is designated from time to time by the Board of Directors to participate in the Plan. The Board of Directors shall have the power to make such designation before or after the Plan is approved by the shareholders.

Article 18—Optionees Not Shareholders.

Neither the granting of an option to an employee nor the deductions from his or her pay shall constitute such employee a stockholder of the shares covered by an option until such shares have been actually purchased by the employee.

Article 19—Application of Funds.

The proceeds received by the Company from the sale of Common Stock pursuant to options granted under the Plan will be used for general corporate purposes.

Article 20—Notice to Company of Disqualifying Disposition.

By electing to participate in the Plan, each participant agrees to notify the Company in writing immediately after the participant transfers Common Stock acquired under the Plan, if such transfer occurs within two years after the first business day of the Payment Period in which such Common Stock was acquired. Each participant further agrees to provide any information about such a transfer as may be requested by the Company or any subsidiary corporation in order to assist it in complying with the tax laws. Such dispositions generally are treated as "disqualifying dispositions" under Sections 421 and 424 of the Code, which have certain tax consequences to participants and to the Company and its participating subsidiaries.

Article 21—Withholding of Additional Income Taxes.

By electing to participate in the Plan, each participant acknowledges that the Company and its participating subsidiaries are required to withhold taxes with respect to the amounts deducted from the participant's compensation and accumulated for the benefit of the participant under the Plan, and each participant agrees that the Company and its participating subsidiaries may deduct additional amounts from the participant's compensation, when amounts are added to the participant's account, used to purchase Common Stock or refunded, in order to satisfy such withholding obligations. Each participant further acknowledges that when Common Stock is purchased under the Plan the Company and its participating subsidiaries may be required to withhold taxes with respect to all or a portion of the difference between the fair market value of the Common Stock purchased and its purchase price, and each participant agrees that such taxes may be withheld from compensation otherwise payable to such participant. It is intended that tax withholding will be accomplished in such a manner that the full amount of payroll deductions elected by the participant under Article 7 will be used to purchase Common Stock. However, if amounts sufficient to satisfy applicable tax withholding obligations have not been withheld from compensation otherwise payable to any participant, then, notwithstanding any other provision of the Plan, the Company may withhold such taxes from the participant's accumulated payroll deductions and apply the net amount to the purchase of Common Stock, unless the participant pays to the Company, prior to the exercise date, an amount sufficient to satisfy such withholding obligations. Each participant further acknowledges that the Company and its participating subsidiaries may be required to withhold taxes in connection with the disposition of stock acquired under the Plan and agrees that the Company or any participating subsidiary may take whatever action it considers appropriate to satisfy such withholding requirements, including deducting from compensation otherwise payable to such participant an amount sufficient to satisfy such withholding requirements or conditioning any disposition of Common Stock by the participant upon the payment to the Company or such subsidiary of an amount sufficient to satisfy such withholding requirements.

Article 22—Governmental Regulations.

The Company's obligation to sell and deliver shares of Common Stock under the Plan is subject to the approval of any governmental authority required in connection with the authorization, issuance or sale of such shares.

Government regulations may impose reporting or other obligations on the Company with respect to the Plan. For example, the Company may be required to identify shares of Common Stock issued under the Plan on its stock ownership records and send tax information statements to employees and former employees who transfer title to such shares.

Article 23—Governing Law.

The validity and construction of the Plan shall be governed by the laws of Massachusetts, without giving effect to the principles of conflicts of law thereof.

Article 24—Approval of Board of Directors and Stockholders of the Company.

The Plan was adopted by the Board of Directors on March 19, 1996 and on such date the Board of Directors resolved that the Plan was to be submitted to the shareholders of the Company for approval at the next meeting of shareholders. The plan was subsequently approved by the shareholders.


TERADYNE

Fellow Shareholders,


Mike Bradley, Teradyne CEO

We had another solid showing in 2012, capping off the best three year stretch in the Company's history from a cash flow, productivity, and profit rate perspective. Our sustained performance might have been unthinkable a few years back, given the volatility of the markets we serve. But innovations in our core business, careful vigilance over our finances, and aggressive bets on growth have all served us well these last few years.

Revenues in 2012 grew 16% as explosive growth in smart phones and tablets drove strong showings in both our Semiconductor Test and LitePoint units. LitePoint led the way, more than doubling revenues over 2011 as new test standards combined with sharp unit growth in portable electronics. System-on-a-Chip (SOC) Test followed suit with record shipments of UltraFLEX systems through the year. Both of these product lines were essential to the launch of new consumer mobile devices. Teradyne now touches these products from their birth in silicon foundries all the way to their final test check-out before being placed in the hands of connected consumers, both young and old, around the globe.

But our growth this year did not come easy. Our mix of end markets from defense and consumer electronics to PC-based storage to automotive sensors and controls all operate on different cycles. And 2012 saw some of the sharpest swings on record. Complex SOC and Storage Test surged in the first half, but saw seasonal declines in the second half of the year. Microcontroller, automotive, and memory IC test along with Commercial Board test all remained at below-normal buy rates through the year. Our Defense Electronics Test business bucked those cycles and remained a strong and steady performer throughout the year. All told it was a year of dramatic swings with over two-thirds of our customer order placements in the first six months. Nevertheless, our flexible manufacturing model allowed us to navigate these steep ramps, meet our customer delivery requirements, and stay in the black through the cycle.

We have a lot on our plate this coming year and in the years ahead. 2013 will see an array of new products hitting the market. In Semi Test we'll launch new systems in Analog, Consumer Digital, and Memory Test. Our Storage Test served market will double as we bring a 3.5 inch platform to the Hard Disk Drive landscape to position us for growth in cloud storage.

CHIP TEST		SUB SYSTEM TEST	FINAL PRODUCT TEST	
WAFERS	PACKAGED DEVICES	PRINTED CIRCUIT BOARDS	HARD DISK DRIVES	WIRELESS PRODUCTS

Teradyne Tests from Silicon to Final Product

Teradyne test systems ensure the quality of a wide spectrum of electronics ranging from the semiconductor and storage building blocks of leading edge devices to complete wireless products.

A number of new offerings from LitePoint will give us added traction in cellular as well as in WiFi and other connectivity testing. We plan to expand our R&D by about 15% this year while holding all other spending tight as we fuel these new product launches and strengthen our long-term offensives.

On the acquisition front we'll be disciplined but ambitious, adding to our arsenal where we can strengthen our core businesses or expand into close adjacencies.....using the same playbook we've employed these last few years. The return on that approach, most recently with LitePoint in wireless test in 2012, is ample evidence that we should continue on this course.

Much lies ahead as we close out a very good year and a very solid three year run. To continue this trajectory, our Board of Directors has appointed Mark Jagiela as Teradyne's President effective this past January. Mark is a thirty year veteran of Teradyne and, for the last ten years, has been the head of our Semiconductor Test Division. He brings a unique combination of technological and commercial insights as he now oversees all of our business units and works closely with me on new business development.

For those of you who have backed us over the years, we hope you have seen our transformation from a company that survived the cycles to one that stands out in product innovations, in growth, and in steady over-the-cycle performance. The credit for that goes to the 3,600 people who log-in every day as employees of Teradyne to serve our customers around the globe. We are pleased to have you with us as co-investors in our future.

2011 Revenue from Mobile Test



52%
48%

2012 Revenue from Mobile Test



66%
34%

Mobility Product Revenue | Non-Mobility Product Revenue

Mobile Devices Driving Revenue Growth



Michael A. Bradley
Chief Executive Officer
Teradyne, Inc.



Teradyne, Inc.
600 Riverpark Drive | North Reading, MA 01864 | 978.370.2700
www.teradyne.com